Filed Pursuant to Rule 424(b)(4)
Registration No. 333-132507
8,800,000 Shares
Allied World Assurance Company Holdings, Ltd
Common Shares

       This is an initial public offering of 8,800,000 common shares of Allied World Assurance Company Holdings, Ltd. All of the 8,800,000 common shares are being sold by the company.
       Prior to this offering, there has been no public market for the common shares. The company’s common shares have been approved for listing on the New York Stock Exchange under the symbol “AWH.”
       The common shares offered by this prospectus are subject to limitations on ownership, transfers and voting rights. Among other things, these limitations generally prevent transfers resulting in any U.S. person owning directly, indirectly, constructively or beneficially 10% or more of our shares by vote or value (other than as described in this prospectus) and limit the voting rights of any owner of common shares to prevent any person from owning directly, indirectly, constructively or beneficially 10% or more of the total voting rights. For further detail, see “Description of Our Share Capital” beginning on page 176.
       See “Risk Factors” beginning on page 12 to read about factors you should consider before buying the common shares.

       Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$34.000	$299,200,000
Underwriting discount	$2.295	$20,196,000
Proceeds, before expenses, to the company	$31.705	$279,004,000
       To the extent that the underwriters sell more than 8,800,000 common shares, the underwriters have the option to purchase up to an additional 1,320,000 common shares from the company at the initial public offering price less the underwriting discount.

       The underwriters expect to deliver the common shares against payment in New York, New York on July 17, 2006.
Goldman, Sachs & Co.

Citigroup	JPMorgan
Thomas Weisel Partners LLC

Banc of America Securities LLC

Credit Suisse

Fox-Pitt, Kelton

Lehman Brothers

Wachovia Securities

Prospectus dated July 11, 2006.

      CONSENT UNDER THE BERMUDA EXCHANGE CONTROL ACT 1972 (AND ITS RELATED REGULATIONS) HAS BEEN OBTAINED FROM THE BERMUDA MONETARY AUTHORITY FOR THE ISSUE AND TRANSFER OF OUR COMMON SHARES TO AND BETWEEN NON- RESIDENTS OF BERMUDA FOR EXCHANGE CONTROL PURPOSES PROVIDED OUR COMMON SHARES REMAIN LISTED ON AN APPOINTED STOCK EXCHANGE, WHICH INCLUDES THE NEW YORK STOCK EXCHANGE. THIS PROSPECTUS WILL BE FILED WITH THE REGISTRAR OF COMPANIES IN BERMUDA IN ACCORDANCE WITH BERMUDA LAW. IN GRANTING SUCH CONSENT AND IN ACCEPTING THIS PROSPECTUS FOR FILING, NEITHER THE BERMUDA MONETARY AUTHORITY NOR THE REGISTRAR OF COMPANIES IN BERMUDA ACCEPTS ANY RESPONSIBILITY FOR OUR FINANCIAL SOUNDNESS OR THE CORRECTNESS OF ANY OF THE STATEMENTS MADE OR OPINIONS EXPRESSED IN THIS PROSPECTUS.

PROSPECTUS SUMMARY

This summary highlights selected information described more fully elsewhere in this prospectus. This summary may not contain all the information that is important to you. You should read the entire prospectus, including “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements” and our consolidated financial statements and related notes before making an investment decision with respect to our common shares. References in this prospectus to the terms “we,” “us,” “our company,” “the company” or other similar terms mean the consolidated operations of Allied World Assurance Company Holdings, Ltd and its subsidiaries. Allied World Assurance Company Holdings, Ltd operates through subsidiaries in Bermuda, the United States, Ireland and through a branch office in the United Kingdom. References in this prospectus to “$” are to the lawful currency of the United States. The consolidated financial statements and related notes included in this prospectus have been prepared in accordance with accounting principles generally accepted in the United States. Unless otherwise stated, all figures assume no exercise of the underwriters’ option to purchase additional common shares. For your convenience, we have provided a glossary, beginning on page G-1, of selected insurance and other terms.
Our Company
Overview

We are a Bermuda-based specialty insurance and reinsurance company that underwrites a diversified portfolio of property and casualty insurance and reinsurance lines of business. We write direct property and casualty insurance as well as reinsurance through our operations in Bermuda, the United States, Ireland and the United Kingdom. For the year ended December 31, 2005, direct property insurance, direct casualty insurance and reinsurance accounted for approximately 26.5%, 40.6% and 32.9%, respectively, of our total gross premiums written of $1,560 million. For the three months ended March 31, 2006, direct property insurance, direct casualty insurance and reinsurance accounted for approximately 24.1%, 26.2% and 49.7%, respectively, of our total gross premiums written of $498 million. On a written basis, our business mix is more heavily weighted to reinsurance during the first three months of the year due to the large number of reinsurance accounts with effective dates in January.

Since our formation in November 2001, we have focused on the direct insurance markets. Direct insurance is insurance sold by an insurer that contracts directly with an insured, as distinguished from reinsurance, which is insurance sold by an insurer that contracts with another insurer. We offer our clients and producers significant capacity in both the direct property and casualty insurance markets. We believe that our focus on direct insurance and our experienced team of skilled underwriters allow us to have greater control over the risks that we assume and the volatility of our losses incurred and, as a result, ultimately our profitability. Our total gross premiums written for the year ended December 31, 2005 were $1,560 million. Our total net loss for the year ended December 31, 2005 was approximately $160 million, of which approximately $456 million in property losses related to Hurricanes Katrina, Rita and Wilma. Our total gross premiums written for the three months ended March 31, 2006 were approximately $498 million, and our total net income for the three months ended March 31, 2006 was approximately $98 million. We currently have approximately 235 full-time employees worldwide.

We believe our financial strength represents a significant competitive advantage in attracting and retaining clients in current and future underwriting cycles. Our principal insurance subsidiary, Allied World Assurance Company, Ltd, and our other insurance subsidiaries currently have an “A” (Excellent; 3rd of 16 categories) financial strength rating from A.M. Best. As of December 31, 2005, we had $6,610 million of total assets and $1,420 million of shareholders’ equity. As of March 31, 2006, we had $6,642 million of total assets and $1,479 million of shareholders’ equity. We are not currently encumbered by asbestos, environmental or any other similar exposures.

Our Business Segments

We have three business segments: property insurance, casualty insurance and reinsurance. These segments and their respective lines of business may, at times, be subject to different underwriting cycles. We modify our product strategy as market conditions change and new opportunities emerge by developing new products, targeting new industry classes or de-emphasizing existing lines. Our diverse underwriting skills and flexibility allow us to concentrate on the business lines where we expect to generate the greatest returns.

•	Property Segment. Our property segment includes the insurance of physical property and business interruption coverage for commercial property and energy-related risks. We write solely commercial coverages. This type of coverage is usually not written in one contract; rather, the total amount of protection is split into layers and separate contracts are written with separate consecutive limits that aggregate to the total amount of coverage required by the insured. We focus on the insurance of primary risk layers, where we believe we have a competitive advantage. This means that we are typically part of the first group of insurers that cover a loss up to a specified limit. Our current average net risk exposure (net of reinsurance) is approximately $3 to $7 million per individual risk. The property segment generated approximately $413 million of gross premiums written in 2005, representing 26.5% of our total gross premiums written and 39.5% of our total direct insurance gross premiums written. For the same period, the property segment had approximately $238 million of net losses related to Hurricanes Katrina, Rita and Wilma, which contributed to an underwriting loss of approximately $209 million. The property segment generated approximately $120 million of gross premiums written in the three months ended March 31, 2006, representing 24.1% of our total gross premiums written and 47.9% of our total direct insurance gross premiums written. For the same period, the property segment generated approximately $12 million of underwriting income.

•	Casualty Segment. Our direct casualty underwriters provide a variety of specialty insurance casualty products to large and complex organizations around the world. Our casualty segment specializes in insurance products providing coverage for general and product liability, professional liability and healthcare liability risks. We focus primarily on insurance of excess layers, which means we are insuring the second and/or subsequent layers of a policy above the primary layer. We limit our maximum net casualty exposure (net of reinsurance) to approximately $25 to $29 million per individual risk. This segment generated approximately $633 million of gross premiums written in 2005, representing 40.6% of our total gross premiums written and 60.5% of our total direct insurance gross premiums written. For the same period, the casualty segment generated approximately $73 million in underwriting income. The casualty segment generated approximately $131 million of gross premiums written in the three months ended March 31, 2006, representing 26.2% of our total gross premiums written and 52.1% of our total direct insurance gross premiums written. For the same period, the casualty segment generated approximately $15 million of underwriting income.

•	Reinsurance Segment. Our reinsurance segment includes the reinsurance of property, general casualty, professional lines, specialty lines and catastrophe coverages written by other insurance companies. We believe we have developed a reputation for skilled underwriting in several niche reinsurance markets including professional lines, specialty casualty, property for U.S. regional insurers, and accident and health. We presently write reinsurance on both a treaty and a facultative basis. The reinsurance segment generated approximately $514 million of gross premiums written in 2005, representing 32.9% of our total gross premiums written. For the same period, the reinsurance segment had approximately $218 million of net losses related to Hurricanes Katrina, Rita and Wilma, which contributed to an underwriting loss of approximately $174 million. Of our total reinsurance premiums written, approximately $364 million, representing 70.8%, were related to specialty and casualty lines, and approximately $150 million, representing 29.2%, were related to property lines. The reinsurance segment generated approximately $248 million of gross premiums written in the three months ended March 31, 2006, representing 49.7% of our total gross premiums written. For the same period, the reinsurance segment generated approximately $19 million of underwriting income. On a written basis, our business mix is more heavily weighted to reinsurance during the first three months of the year due to the large number of reinsurance accounts with effective dates in January. Of our total reinsurance premiums written in the three months ended March 31, 2006, approximately $189 million, representing 76.4%, were related to specialty and casualty lines, and approximately $59 million, representing 23.6%, were related to property lines.
Our Operations
       We operate in three geographic markets: Bermuda, Europe and the United States.
       Our Bermuda insurance operations focus primarily on underwriting risks for U.S. domiciled Fortune 1000 clients and other large clients with complex insurance needs. Our Bermuda reinsurance operations focus on underwriting treaty and facultative risks principally located in the United States, with additional exposures internationally. Our Bermuda office has ultimate responsibility for establishing our underwriting guidelines and operating procedures, although we provide our underwriters outside of Bermuda with significant local autonomy.
       Our European operations focus predominantly on direct property and casualty insurance for large European and international accounts. These operations are becoming an increasingly important part of our growth strategy. We expect to capitalize on opportunities in European countries where terms and conditions are attractive, and where we can develop a strong local underwriting presence.
       Our U.S. operations focus on the middle-market and non-Fortune 1000 companies. We generally operate in the excess and surplus lines segment of the U.S. market. By having offices in the United States, we believe we are better able to target producers and clients that would typically not access the Bermuda insurance market due to their smaller size or particular insurance needs. Our U.S. distribution platform concentrates primarily on direct casualty and property insurance, with a particular emphasis on professional liability, excess casualty risks and commercial property insurance.
       On January 9, 2006, A.M. Best announced that it had downgraded our insurance subsidiaries to “A” (Excellent) from “A+” (Superior) and that these ratings were under review with negative implications pending the successful completion of our capital raising plan. See “Risk Factors — Risks Related to Our Company” for a further description of this downgrade.
History
       We were formed in November 2001 by a group of investors (whom we refer to in this prospectus as our principal shareholders) including AIG, The Chubb Corporation (whom we refer to in this prospectus as Chubb), certain affiliates of The Goldman Sachs Group, Inc. (whom we collectively refer to in this prospectus as the Goldman Sachs Funds) and Securitas Allied Holdings, Ltd. (whom we refer to in this prospectus as the Securitas Capital Fund), an affiliate of Swiss Reinsurance Company (whom we refer to in this prospectus as Swiss Re), to respond to a global reduction in insurance industry capital and a disruption in available insurance and reinsurance coverage. A number of other insurance and reinsurance companies were also formed in 2001 and shortly thereafter, primarily in Bermuda, in response to these conditions. These conditions created a disparity between coverage sought by insureds and the coverage offered by direct insurers. Our original business model focused on primary property layers and low excess casualty layers, the same risks on which we currently focus.

Recent Industry Trends
       On August 29, 2005, Hurricane Katrina struck Louisiana, Mississippi, Alabama and surrounding areas, creating industry-wide losses incurred estimated between $40 billion and $60 billion. Hurricane Katrina is widely expected to be the costliest natural disaster in the history of the insurance industry. On September 24, 2005, Hurricane Rita struck Texas and Louisiana. During the latter part of October 2005, Hurricane Wilma hit Florida and the Yucatan Peninsula of Mexico. Total industry losses incurred from Hurricanes Rita and Wilma are estimated to be approximately $12 billion to $19 billion. As a result of the recent hurricanes, premium levels for various catastrophe-exposed insurance risks have increased significantly beginning in 2006 with improved policy terms and conditions in certain instances.
Competitive Strengths
       We believe our competitive strengths have enabled us, and will continue to enable us, to capitalize on market opportunities. These strengths include the following:

•	Strong Underwriting Expertise Across Multiple Business Lines and Geographies. We have strong underwriting franchises offering specialty coverages in both the direct property and casualty markets as well as the reinsurance market. Our underwriting strengths allow us to assess and price complex risks and direct our efforts to the risk layers within each account that provide the highest potential return for the risk assumed. We are able to opportunistically grow our business in those segments of the market that are producing the most attractive returns and do not rely on any one segment for a disproportionately large portion of our business.

•	Established Direct Casualty Business. We have developed substantial underwriting expertise in multiple specialty casualty niches, including excess casualty, professional lines and healthcare liability. We believe that our underwriting expertise, established presence on existing insurance programs and ability to write substantial participations give us a significant advantage over our competition in the casualty marketplace.

•	Leading Direct Property Insurer in Bermuda. We believe we have developed one of the largest direct property insurance businesses in Bermuda as measured by gross premiums written. We continue to diversify our property book of business, serving clients in various industries, including retail chains, real estate, light manufacturing, communications and hotels. We also insure energy-related risks.

•	Strong Franchise in Niche Reinsurance Markets. We have established a reputation for skilled underwriting in various niche reinsurance markets in the United States and Bermuda, including specialty casualty for small to middle-market commercial risks; liability for directors, officers and professionals; commercial property risks in regional markets; and the excess and surplus lines market for manufacturing, energy and construction risks. In particular, we have developed a niche capability in providing reinsurance capacity to regional specialty carriers.

•	Financial Strength. As of December 31, 2005, we had shareholders’ equity of $1,420 million, total assets of $6,610 million and an investment portfolio with a fair market value of $4,687 million, consisting primarily of fixed-income securities with an average rating of AA by Standard & Poor’s and Aa2 by Moody’s. As of March 31, 2006, we had shareholders’ equity of $1,479 million, total assets of $6,642 million and an investment portfolio with a fair market value of $4,796 million, consisting primarily of fixed-income securities with an average rating of AA by Standard & Poor’s and Aa2 by Moody’s. Our insurance subsidiaries currently have an “A” (Excellent) financial strength rating from A.M. Best.

•	Low-Cost Operating Model. We believe that our operating platform is one of the most efficient among our competitors due to our significantly lower expense ratio as compared to most of our peers. For the year ended December 31, 2005, our expense ratio was 18.7%, compared to an average of 23.8% for U.S. publicly-traded, Bermuda-based insurers and reinsurers. For the three months ended March 31, 2006, our expense ratio was 18.4%, compared to an average of 27.4% for U.S. publicly-traded, Bermuda-based insurers and reinsurers.

•	Experienced Management Team. The seven members of our executive management team have an average of approximately 24 years of insurance industry experience. Most members of our management team are former executives of subsidiaries of AIG, one of our principal shareholders.
Business Strategy
       Our business objective is to generate attractive returns on our equity and book value per share growth for our shareholders by being a leader in direct property and casualty insurance and reinsurance. We intend to achieve this objective through internal growth and our capital raising plan, including the execution of this offering, a registered public offering of up to $500 million aggregate principal amount of senior notes and other opportunistic capital raising events, and by executing the following strategies:

•	Leverage Our Diversified Underwriting Franchises. Our business is diversified by both product line and geography. Our underwriting skills across multiple lines and multiple geographies allow us to remain flexible and opportunistic in our business selection in the face of fluctuating market conditions.

•	Expand Our Distribution and Our Access to Markets in the United States. We have made substantial investments to expand our U.S. business and expect this business to grow in size and importance in the coming years. We employ a regional distribution strategy in the United States predominantly focused on underwriting direct casualty and property insurance for middle-market and non-Fortune 1000 client accounts. Through our U.S. excess and surplus lines capability, we believe we have a strong presence in specialty casualty lines and maintain an attractive base of U.S. middle-market clients, especially in the professional liability market.

•	Grow Our European Business. We intend to grow our European business, with particular emphasis on the United Kingdom and Western Europe, where we believe the insurance and reinsurance markets are developed and stable. Our European strategy is predominantly focused on direct property and casualty insurance for large European and international accounts. The European operations provide us with diversification and the ability to spread our underwriting risks.

•	Continue Disciplined, Targeted Underwriting of Property Risks. We expect to profit from the increase in property rates for various catastrophe-exposed insurance risks following the 2005 hurricane season. Given our extensive underwriting expertise and strong market presence, we believe we choose the markets and layers that generate the largest potential for profit for the amount of risk assumed.

•	Further Reduce Earnings Volatility by Actively Monitoring Our Catastrophe Exposure. We have historically managed our property catastrophe exposure by closely monitoring our policy limits in addition to utilizing complex risk models. We believe our catastrophe losses from the devastating hurricane season of 2005 were among the lowest as a percentage of June 30, 2005 book value among all major U.S. listed insurance and reinsurance companies that commenced operations in Bermuda in 2001 or shortly thereafter. Following Hurricanes

Katrina, Rita and Wilma, we have further enhanced our catastrophe management approach. In addition to our continued focus on aggregate limits and modeled probable maximum loss, we have introduced a strategy based on gross exposed policy limits in critical earthquake and hurricane zones.

•	Expand Our Casualty Business with a Continued Focus on Specialty Lines. We believe we have established a leading excess casualty business. We will continue to target the risk needs of Fortune 1000 companies through our operations in Bermuda, large international accounts through our operations in Europe and middle-market and non-Fortune 1000 companies through our operations in the United States. We believe our focus on specialty casualty lines makes us less dependent on the property underwriting cycle.

•	Continue to Opportunistically Underwrite Diversified Reinsurance Risks. As part of our reinsurance segment, we target certain niche reinsurance markets because we believe we understand the risks and opportunities in these markets. We will continue to seek to selectively deploy our capital in reinsurance lines where we believe there are profitable opportunities. In order to diversify our portfolio and complement our direct insurance business, we target the overall contribution from reinsurance to approximately 30% to 35% of our total annual gross premiums written.
       There are many potential obstacles to the implementation of our proposed business strategies, including a potential failure to successfully implement our capital raising plan (which plan includes this offering and the offering of up to $500 million aggregate principal amount of senior notes) to support our business plans, to successfully transition away from AIG and develop our own independent support systems and U.S. distribution platforms and risks related to operating as an insurance and reinsurance company, as further described below.
Risk Factors
       The competitive strengths that we maintain, the implementation of our business strategy and our future results of operations and financial condition are subject to a number of risks and uncertainties. The factors that could adversely affect our actual results and performance, as well as the successful implementation of our business strategy, are discussed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” and include, but are not limited to, the following:

•	Changes in Our Ultimate Liability Due to Recent Weather-Related Losses. Our actual losses from Hurricanes Katrina, Rita and Wilma may vary materially from our estimated losses in which case our financial results could be materially adversely affected.

•	Inability to Obtain or Maintain Our Financial Strength Ratings. If the rating of any of our insurance subsidiaries is further revised downward or revoked, our competitive position in the insurance and reinsurance industry may suffer, and it may be more difficult for us to market our products which could result in a significant reduction in the number of contracts we write and in a substantial loss of business.

•	Adequacy of Our Loss Reserves and the Need to Adjust such Reserves as Claims Develop Over Time. To the extent that actual losses or loss expenses exceed our expectations and reserves, we will be required to increase our reserves to reflect our changed expectations which could cause a material increase in our liabilities and a reduction in our profitability, including operating losses and a reduction of capital.

•	Impact of Litigation and Investigations of Governmental Agencies on the Insurance Industry and on Us. Attorneys general from multiple states have been investigating market practices of the insurance industry. Policyholders have filed numerous class action suits alleging that certain insurance brokerage and placement practices violated, among other things, federal antitrust laws. We have been named in one class action suit and are subject to a pending investigation by the Texas Attorney General’s Office, as described in “Business — Legal Proceedings.” The effects of investigations by any attorney general’s office into market practices, in particular insurance brokerage practices, of the insurance industry in general or us specifically, together with the class action litigations and any other legal or regulatory proceedings, related settlements and industry reform or other changes arising therefrom, may materially adversely affect our results of operations, financial condition and financial strength ratings.

•	Unanticipated Claims and Loss Activity. There may be greater frequency or severity of claims and loss activity, including as a result of natural or man-made catastrophic events, than our underwriting, reserving or investment practices have anticipated. As a result, it is possible that our unearned premium and loss reserves for such catastrophes will be inadequate to cover the losses.

•	Impact of Acts of Terrorism, Political Unrest and Acts of War. It is impossible to predict the timing or severity of acts of terrorism and political instability with statistical certainty or to estimate the amount of loss that any given occurrence will generate. To the extent we suffer losses from these risks, such losses could be significant.

•	Effectiveness of Our Loss Limitation Methods. We cannot be certain that any of the loss limitation methods we employ will be effective. The failure of any of these loss limitation methods could have a material adverse effect on our financial condition or results of operations.

•	Changes in the Availability or Creditworthiness of Our Brokers or Reinsurers. Loss of all or a substantial portion of the business provided by any one of the brokers upon which we rely could have a material adverse effect on our financial condition and results of operations. We also assume a degree of credit risk associated with our brokers in connection with the payment of claims and the receipt of premiums.

•	Changes in the Availability, Cost or Quality of Reinsurance Coverage. We may be unable to purchase reinsurance for our own account on commercially acceptable terms or to collect under any reinsurance we have purchased.

•	Loss of Key Personnel. Our business could be adversely affected if we lose any member of our management team or are unable to attract and retain our personnel.

•	Decreased Demand for Our Products and Increased Competition. Decreased level of demand for direct property and casualty insurance or reinsurance or increased competition due to an increase in capacity of property and casualty insurers or reinsurers could adversely affect our financial results.

•	Changes in the Competitive Landscape. The effects of competitors’ pricing policies and of changes in the laws and regulations on competition, including industry consolidation and development of competing financial products, could negatively impact our business.
Recent Developments
       We experienced approximately 12% growth in gross premiums written for the two months ended May 31, 2006 compared to the same period in 2005. We expanded our U.S. property distribution platform during 2005 and our offices were fully operational during 2006. In addition, property rates continued to increase on certain catastrophe-exposed North American business and rates on other business lines remain attractive. The vast majority of our expenses consist of estimates of losses and loss expenses that require extensive actuarial analyses, which we perform at the end of each quarter.
       On June 9, 2006, we changed our name from Allied World Assurance Holdings, Ltd to Allied World Assurance Company Holdings, Ltd.

Senior Notes Offering
      Immediately following the closing of this offering, we intend to complete a registered public offering of up to $500 million aggregate principal amount of senior notes. We expect to use the net proceeds from the senior notes offering to repay the remaining portion of our outstanding long-term bank debt and for general corporate purposes. There can be no assurance that the senior notes offering will, in fact, be completed or completed in the amount set forth above. This prospectus shall not be deemed an offer to sell or a solicitation of an offer to buy any securities offered in the senior notes offering.
Principal Executive Offices
       Our principal executive offices are located at 43 Victoria Street, Hamilton HM 12, Bermuda, telephone number (441) 278-5400.

The Offering

Common shares offered by the company	8,800,000 shares.

Over-allotment option	1,320,000 shares.

Common shares to be outstanding immediately after this offering	58,962,842 shares (1)

Use of proceeds	We intend to use half of the net proceeds from this offering to repay a portion of our bank loan, which matures March 30, 2012 and carries a floating rate of interest, and the remainder for general corporate purposes, including to increase the capital of our subsidiaries.

Dividend policy	Subject to the approval of our board of directors, we currently expect to pay a quarterly cash dividend of approximately $0.13 per common share, beginning in the first full fiscal quarter following the completion of this offering. The declaration and payment of dividends to holders of common shares will be at the discretion of our board of directors and subject to specified legal, regulatory, financial and other restrictions. See the detailed discussion of our dividend policy in “Dividend Policy.”

NYSE symbol	“AWH.”

(1)	Of these shares, 22,754,993 will be voting common shares and 36,207,849 will be non-voting common shares. In addition, certain of our shareholders have warrants to purchase 5,500,000 common shares, which may be voting or non-voting, at the holder’s election, and certain of our directors and employees have warrants and restricted stock units to acquire an aggregate of 1,419,908 voting common shares as of June 1, 2006. See “Capitalization.”

Unless we specifically state otherwise, all information in this prospectus:

•	gives effect to a 1 for 3 reverse stock split effected on July 7, 2006 (and assumes no fractional shares will remain outstanding); and

•	assumes no exercise of the underwriters’ over-allotment option.

Summary Consolidated Financial Information
       The following table sets forth our summary historical statement of operations data for the three months ended March 31, 2006 and 2005 and for the years ended December 31, 2005, 2004 and 2003, as well as our summary balance sheet data as of March 31, 2006 and December 31, 2005 and 2004. Statement of operations for the three months ended March 31, 2006 and 2005 and the balance sheet data as of March 31, 2006 are derived from our unaudited financial statements included elsewhere in this prospectus, which have been prepared in accordance with U.S. GAAP. Statement of operations data for the years ended December 31, 2005, 2004 and 2003 and balance sheet data as of December 31, 2005 and 2004 are derived from our audited consolidated financial statements included elsewhere in this prospectus, which have been prepared in accordance with U.S. GAAP. These historical results are not necessarily indicative of results to be expected from any future period. For further discussion of this risk see “Risk Factors.” You should read the following summary consolidated financial information together with the other information contained in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus.

	Three Months Ended
	March 31,		Year Ended December 31,

	2006	2005	2005	2004	2003

	($ in millions, except per share
	amounts and ratios)
Summary Statement of Operations Data:
Gross premiums written	$498.1	$505.3	$1,560.3	$1,708.0	$1,573.7

Net premiums written	427.5	438.7	$1,222.0	$1,372.7	$1,346.5

Net premiums earned	$308.9	$324.1	$1,271.5	$1,325.5	$1,167.2
Net investment income	62.0	40.3	178.6	129.0	101.0
Net realized investment (losses) gains	(5.2)	(2.5)	(10.2)	10.8	13.4
Net losses and loss expenses	206.0	238.4	1,344.6	1,013.4	762.1
Acquisition costs	36.5	36.5	143.4	170.9	162.6
General and administrative expenses	20.3	20.9	94.3	86.3	66.5
Foreign exchange loss (gain)	0.5	0.1	2.2	(0.3)	(4.9)
Interest expense	6.5	—	15.6	—	—
Income tax (recovery) expense	(2.2)	1.6	(0.4)	(2.2)	6.9

Net income (loss)	$98.1	$64.4	$(159.8)	$197.2	$288.4

Per Share Data:
Earnings (loss) per share:(1)
Basic	$1.96	$1.28	$(3.19)	$3.93	$5.75
Diluted	1.94	1.28	(3.19)	3.83	5.66
Weighted average number of common shares outstanding:
Basic	50,162,842	50,162,842	50,162,842	50,162,842	50,162,842
Diluted	50,485,556	50,455,313	50,162,842	51,425,389	50,969,715
Dividends paid per share	—	—	$9.93	—	—

	Three Months Ended
	March 31,		Year Ended December 31,

	2006	2005	2005	2004	2003

Selected Ratios:
Loss ratio(2)	66.7%	73.6%	105.7%	76.5%	65.3%
Acquisition cost ratio(3)	11.8	11.2	11.3	12.9	13.9
General and administrative expense ratio(4)	6.6	6.5	7.4	6.5	5.7
Expense ratio(5)	18.4	17.7	18.7	19.4	19.6
Combined ratio(6)	85.1	91.3	124.4	95.9	84.9

			As of
	As of March 31, 2006		December 31,

	As Adjusted(7)	Actual	2005	2004

	($ in millions, except per share amounts)
Summary Balance Sheet Data:
Cash and cash equivalents	$325.6	$188.6	$172.4	$190.7
Investments at fair market value	4,796.1	4,796.1	4,687.4	4,087.9
Reinsurance recoverable	664.0	664.0	716.3	259.2
Total assets	6,779.3	6,642.3	6,610.5	5,072.2
Reserve for losses and loss expenses	3,421.0	3,421.0	3,405.4	2,037.1
Unearned premiums	852.7	852.7	740.1	795.3
Total debt(8)	363.0	500.0	500.0	—
Total shareholders’ equity	1,750.1	1,478.9	1,420.3	2,138.5
Book value per share:(9)
Basic	$29.68	$29.48	$28.31	$42.63
Diluted	29.46	29.29	28.20	41.58

(1)	Earnings (loss) per share is a measure based on our net income (loss) divided by our weighted average common shares outstanding. Basic earnings (loss) per share is defined as net income (loss) available to common shareholders divided by the weighted average number of common shares outstanding for the period, giving no effect to dilutive securities. Diluted earnings (loss) per share is defined as net income (loss) available to common shareholders divided by the weighted average number of common shares and common share equivalents outstanding calculated using the treasury stock method for all potentially dilutive securities, including warrants and restricted stock units. When the effect of dilutive securities would be anti-dilutive, these securities are excluded from the calculation of diluted earnings (loss) per share. Certain warrants that were anti-dilutive were excluded from the calculation of the diluted earnings (loss) per share for the three months ended March 31, 2006 and for the year ended December 31, 2004. No common share equivalents were included in calculating the diluted earnings per share for the year ended December 31, 2005 as there was a net loss for this period, and any additional shares would prove to be anti-dilutive.

(2)	Calculated by dividing net losses and loss expenses by net premiums earned.

(3)	Calculated by dividing acquisition costs by net premiums earned.

(4)	Calculated by dividing general and administrative expenses by net premiums earned.

(5)	Calculated by combining the acquisition cost ratio and the general and administrative expense ratio.

(6)	Calculated by combining the loss ratio, acquisition cost ratio and general and administrative expense ratio.

(7)	In the “As Adjusted” column, the calculation of basic and diluted book value per share reflects a $2.8 million non-cash compensation charge resulting from the conversion of our book value equity compensation plans to market value plans upon the completion of this offering, at the initial public offering price of $34.00 per common share divided by the weighted average number of basic and diluted common shares outstanding, and payment of total fees and expenses, including underwriting discounts and commissions, of approximately $25.2 million. The “As Adjusted” column also gives effect to this offering of our common shares by us at the initial public offering price and the application of the net proceeds thereof, as described under “Use of Proceeds.”

(8)	Does not give effect to the registered public offering of up to $500 million aggregate principal amount of senior notes which the company intends to complete following the closing of this offering, the net proceeds of which are expected to be used to repay the remaining portion of the company’s outstanding bank debt and for general corporate purposes.

(9)	Basic book value per share is defined as total shareholders’ equity available to common shareholders divided by the number of common shares outstanding as at the end of the period, giving no effect to dilutive securities. Diluted book value per share is defined as total shareholders’ equity available to common shareholders divided by the number of common shares and common share equivalents outstanding at the end of the period, calculated using the treasury stock method for all potentially dilutive securities, including warrants and restricted stock units. When the effect of dilutive securities would be anti-dilutive, these securities are excluded from the calculation of diluted book value per share. Certain warrants that were anti-dilutive were excluded from the calculation of the diluted book value per share as of March 31, 2006 and December 31, 2005 and 2004.

RISK FACTORS
       Before investing in our common shares, you should carefully consider the following risk factors and all other information in this prospectus. The risks described could materially affect our business, results of operations or financial condition and cause the trading price of our common shares to decline. You could lose part or all of your investment.
Risks Related to Our Company
Our ultimate liability for recent weather-related losses is subject to significant uncertainty.
       We currently estimate that our net property losses, after our reinsurance coverage, relating to Hurricanes Katrina, Rita and Wilma will be approximately $456 million. These events resulted in the increase of net property losses and loss expenses of approximately $456 million for the year ended December 31, 2005, which contributed to our net loss for the year of $159.8 million. We have also incurred a general liability loss of $25 million relating to Hurricane Katrina. Our estimates for losses relating to Hurricanes Katrina, Rita and Wilma are based mainly on actuarial analysis of loss indications from brokers, client and public announcements to date, current industry loss estimates, output from industry and proprietary models and a review of in-force contracts. Our actual losses may vary materially from our estimated losses. For example, if our estimate of net losses increased by 10%, we expect that we would increase net losses and loss expenses by approximately $46 million in the period in which the loss development occurred. In addition, our estimated losses as a result of Hurricane Katrina are subject to a further level of uncertainty due to the extremely complex and unique causation and related coverage issues associated with the attribution of losses to wind or flood damage or other perils such as fire, business interruption or riot and civil commotion. We expect that these issues will not be resolved for a considerable period of time and may be influenced by evolving legal and regulatory developments. Our actual losses from Hurricanes Katrina, Rita and Wilma may exceed our estimated losses as a result of, among other things, the receipt of additional information from clients, brokers and loss adjusters, the attribution of losses to coverages that, for the purpose of our estimates, we assumed would not be exposed and to a lesser extent an increase in current industry loss estimates, and inflation in repair costs due to the limited availability of labor and materials, in which case our financial results could be materially adversely affected.
       Based on our current estimate of losses related to Hurricane Katrina, we believe we have exhausted our $135 million of property catastrophe reinsurance protection with respect to this event, leaving us with more limited reinsurance coverage available pursuant to our two remaining property quota share treaties should our Hurricane Katrina losses prove to be greater than currently estimated. Under the two remaining quota share treaties we ceded 45% of our general property policies and 66% of our energy-related property policies. As of March 31, 2006, we had estimated gross losses related to Hurricane Katrina of approximately $554 million. Losses ceded related to Hurricane Katrina were $135 million under the property catastrophe reinsurance protection and approximately $149 million under the property quota share treaties. Casualty losses will also arise from weather-related events, and we have received notices of casualty losses relating to Hurricane Katrina on several casualty policies.
Our financial strength ratings were recently revised downward to “A” (Excellent) by A.M. Best. Further downgrades or the revocation of our financial strength ratings would affect our standing among brokers and customers and may cause our premiums and earnings to decrease.
       Ratings have become an increasingly important factor in establishing the competitive position of insurance and reinsurance companies. A.M. Best has assigned a financial strength rating of “A” (Excellent) to each of our insurance subsidiaries. Each rating is subject to periodic review by, and may be revised downward or revoked at the sole discretion of, A.M. Best. On January 9, 2006, A.M. Best announced that it had downgraded our insurance subsidiaries to “A” (Excellent) from “A+” (Superior) and that our ratings were under review with negative implications pending the successful completion of our capital raising plan, which includes this offering and a registered public offering of up to $500 million aggregate principal amount of senior notes.
       If the rating of any of our subsidiaries is further revised downward or revoked, our competitive position in the insurance and reinsurance industry may suffer, and it may be more difficult for us to market our products. Specifically, any revision or revocation of this kind could result in a significant reduction in the number of insurance and reinsurance contracts we write and in a substantial loss of business as customers and brokers that place this business move to competitors with higher financial strength ratings.
       Additionally, it is increasingly common for our reinsurance contracts to contain terms that would allow the ceding companies to cancel the contract for the portion of our obligations if our insurance subsidiaries are downgraded below an A- by A.M. Best. Whether a ceding company would exercise this cancellation right would depend, among other factors, on the reason for such downgrade, the extent of the downgrade, the prevailing market conditions and the pricing and availability of replacement reinsurance coverage. Therefore, we cannot predict in advance the extent to which this cancellation right would be exercised, if at all, or what effect any such cancellations would have on our financial condition or future operations, but such effect could be material.
       We also cannot assure you that A.M. Best will not downgrade our insurance subsidiaries even if we successfully complete our capital raising program. In addition, if we have underestimated the amount of our losses from Hurricanes Katrina, Rita and Wilma or, if any adverse settlement or final adjudication is reached in the complaint filed against our Bermuda subsidiary in Georgia or in the ongoing investigation of us by the Texas Attorney’s General Office (or in other states), each as described elsewhere in this prospectus or in any related suit or investigation that may arise in the future, our insurance subsidiaries’ ratings could be subject to downgrade. Even if we have correctly estimated our losses from Hurricanes Katrina, Rita and Wilma, we cannot assure you that A.M. Best will not downgrade our insurance subsidiaries’ ratings for other reasons such as failing to successfully complete our capital raising plan, failing to successfully transition away from AIG or as a result of other significant insurance losses in the future.
Actual claims may exceed our reserves for losses and loss expenses.
       Our success depends on our ability to accurately assess the risks associated with the businesses that we insure and reinsure. We establish loss reserves to cover our estimated liability for the payment of all losses and loss expenses incurred with respect to the policies we write. Loss reserves do not represent an exact calculation of liability. Rather, loss reserves are estimates of what we expect the ultimate resolution and administration of claims will cost. These estimates are based on actuarial and statistical projections and on our assessment of currently available data, as well as estimates of future trends in claims severity and frequency, judicial theories of liability and other factors. Loss reserve estimates are refined as experience develops and claims are reported and resolved. Establishing an appropriate level of loss reserves is an inherently uncertain process. It is therefore possible that our reserves at any given time will prove to be inadequate.
       To the extent we determine that actual losses or loss expenses exceed our expectations and reserves reflected in our financial statements, we will be required to increase our reserves to reflect our changed expectations. This could cause a material increase in our liabilities and a reduction in our profitability, including operating losses and a reduction of capital. Our results for the year ended December 31, 2005 included $72.1 million of negative development of reserves (i.e., a loss reserve increase), which included $62.5 million of negative development from 2004 catastrophes, and $121.1 million of positive development of reserves (i.e., a loss reserve decrease) relating to losses incurred for the prior accident years. In comparison, for the year ended December 31, 2004, the results included $81.7 million of positive development of reserves for the year and $2.3 million of negative development of reserves. Our results for the year ended December 31, 2003 included $56.8 million of positive reserve development incurred for the accident year 2002.
The impact of investigations of possible anti-competitive practices by the company cannot be predicted and may have a material adverse impact on our results of operations, financial condition and financial strength ratings.
       On or about November 8, 2005, we received a Civil Investigative Demand (“CID”) from the Antitrust and Civil Medicaid Fraud Division of the Office of the Attorney General of Texas, which relates to an investigation (referred to in this prospectus as the Investigation) into (1) the possibility of restraint of trade in one or more markets within the State of Texas arising out of our business relationships with AIG and Chubb, and (2) certain insurance and insurance brokerage practices, including those relating to contingent commissions and false quotes, which are also the subject of industry-wide investigations and class action litigation. Specifically, the CID seeks information concerning our relationship with our investors, and in particular, AIG and Chubb, including their role in our business, sharing of business information and any agreements not to compete. The CID also seeks information regarding (i) contingent commission, placement service or other agreements that we may have had with brokers or producers, and (ii) the possibility of the provision of any non-competitive bids by us in connection with the placement of insurance. We are cooperating in this ongoing Investigation, and we have produced documents and other information in response to the CID. While the full scope and outcome of the Investigation by the Attorney General of Texas cannot currently be predicted, based on our recent discussions with representatives of the Attorney General of Texas on May 26, 2006, the Investigation is expected to proceed to litigation, enforcement proceedings or a voluntary settlement. This is likely to result in civil penalties, restitution to policyholders or other remedial efforts that would be adverse to us. In connection with the Investigation and our review relating to certain insurance brokerage practices, our Chief Underwriting Officer was suspended indefinitely. The outcome of the Investigation is also likely to form a basis for investigations, civil litigation or enforcement proceedings by other state regulators, by policyholders or by other private parties, or other voluntary settlements that could have material adverse effects on us. At this stage in this matter, we cannot estimate, for purposes of reserving or otherwise, the severity of an adverse result or settlement on our results of operations, financial condition, growth prospects and financial strength ratings but the impact could be material. See “A recent complaint filed against our Bermuda insurance subsidiary could, if adversely determined or resolved, subject us to a material loss.” See “Our financial strength ratings were recently revised downward to “A” (Excellent) by A.M. Best. Further downgrades or the revocation of our financial strength ratings would affect our standing among brokers and customers and may cause our premiums and earnings to decrease.”
A recent complaint filed against our Bermuda insurance subsidiary could, if adversely determined or resolved, subject us to a material loss.
       On April 4, 2006, a complaint was filed in U.S. District Court for the Northern District of Georgia (Atlanta Division) by a group of several corporations and certain of their related entities in an action entitled New Cingular Wireless Headquarters, LLC et al, as plaintiffs, against certain defendants, including Marsh & McLennan Companies, Inc., Marsh Inc. and Aon Corporation, in their capacities as insurance brokers, and 78 insurers, including our insurance subsidiary in Bermuda, Allied World Assurance Company, Ltd.
       The action generally relates to broker defendants’ placement of insurance contracts for plaintiffs with the 78 insurer defendants. Plaintiffs maintain that the defendants used a variety of illegal schemes and practices designed to, among other things, allocate customers, rig bids for insurance products and raise the prices of insurance products paid by the plaintiffs. In addition, plaintiffs allege that the broker defendants steered policyholders’ business to preferred insurer defendants. Plaintiffs claim that as a result of these practices, policyholders either paid more for insurance products or received less beneficial terms than the competitive market would have charged. The eight counts in the complaint allege, among other things, (i) unreasonable restraints of trade and conspiracy in violation of the Sherman Act, (ii) violations of the Racketeer Influenced and Corrupt Organizations Act, or RICO, (iii) that broker defendants breached their fiduciary duties to plaintiffs, (iv) that insurer defendants participated in and induced this alleged breach of fiduciary duty, (v) unjust enrichment, (vi) common law fraud by broker defendants and (vii) statutory and consumer fraud under the laws of certain U.S. states. Plaintiffs seek equitable and legal remedies, including injunctive relief, unquantified consequential and punitive damages, and treble damages under the Sherman Act and RICO. No specific amount of damages is claimed. The court has issued an order extending our (and all defendants) time to respond to the complaint until the later of August 5, 2006 or 20 days after the Judicial Panel on Multidistrict Litigation rules. We plan to vigorously defend the action. Because this matter is in an early stage, we cannot estimate the possible range of loss, if any.
Government authorities are continuing to investigate the insurance industry, which may adversely affect our business.
       The attorneys general for multiple states and other insurance regulatory authorities have been investigating a number of issues and practices within the insurance industry, and in particular insurance brokerage practices. These investigations of the insurance industry in general, whether involving the company specifically or not, together with any legal or regulatory proceedings, related settlements and industry reform or other changes arising therefrom, may materially adversely affect our business and future prospects.
When we act as a property insurer and reinsurer, we are particularly vulnerable to losses from catastrophes.
       Our direct property insurance and reinsurance operations expose us to claims arising out of catastrophes. Catastrophes can be caused by various unpredictable events, including earthquakes, volcanic eruptions, hurricanes, windstorms, hailstorms, severe winter weather, floods, fires, tornadoes, explosions and other natural or man-made disasters. The international geographic distribution of our business subjects us to catastrophe exposure from natural events occurring in a number of areas throughout the world, including windstorms in Europe, hurricanes and windstorms in Florida, the Gulf Coast and the Atlantic coast regions of the United States, typhoons and earthquakes in Japan and Taiwan and earthquakes in California and parts of the Midwestern United States known as the New Madrid zone. The loss experience of catastrophe insurers and reinsurers has historically been characterized as low frequency but high severity in nature. In recent years, the frequency of major catastrophes appears to have increased. Increases in the values and concentrations of insured property and the effects of inflation have resulted in increased severity of losses to the industry in recent years, and we expect this trend to continue.
       In the event we experience losses from catastrophes, there is a possibility that our unearned premium and loss reserves for such catastrophes will be inadequate to cover the losses. In addition, because U.S. GAAP does not permit insurers and reinsurers to reserve for catastrophes until they occur, claims from these events could cause substantial volatility in our financial results for any fiscal quarter or year and could have a material adverse effect on our financial condition and results of operations.
We could face losses from terrorism and political unrest.
       We have exposure to losses resulting from acts of terrorism and political instability. Although we generally exclude acts of terrorism from our property insurance policies and reinsurance treaties where practicable, we provide coverage in circumstances where we believe we are adequately compensated for assuming those risks. Moreover, even in cases where we seek to exclude coverage, we may not be able to completely eliminate our exposure to terrorist acts. It is impossible to predict the timing or severity of these acts with statistical certainty or to estimate the amount of loss that any given occurrence will generate. To the extent we suffer losses from these risks, such losses could be significant.
The failure of any of the loss limitation methods we employ could have a material adverse effect on our financial condition or results of operations.
       We seek to limit our loss exposure by adhering to maximum limitations on policies written in defined geographical zones (which limits our exposure to losses in any one geographic area), limiting program size for each client (which limits our exposure to losses with respect to any one client), adjusting retention levels and establishing per risk and per occurrence limitations for each event and prudent underwriting guidelines for each insurance program written (all of which limit our liability on any one policy). Most of our direct liability insurance policies include maximum aggregate limitations. We cannot assure you that any of these loss limitation methods will be effective. In particular, geographic zone limitations involve significant underwriting judgments, including the determination of the areas of the zones and whether a policy falls within particular zone limits. Disputes relating to coverage and choice of legal forum may also arise. As a result, various provisions of our policies that are designed to limit our risks, such as limitations or exclusions from coverage (which limit the range and amount of liability to which we are exposed on a policy) or choice of forum (which provides us with a predictable set of laws to govern our policies and the ability to lower costs by retaining legal counsel in fewer jurisdictions), may not be enforceable in the manner we intend and some or all of our other loss limitation methods may prove to be ineffective. One or more catastrophic or other events could result in claims and expenses that substantially exceed our expectations and could have a material adverse effect on our results of operations.
We are dependent on affiliates of one of our principal shareholders to provide us with certain administrative services and, upon the termination of our agreements with these service providers, our business and results of operations could be negatively impacted.
       Subsidiaries of one of our principal shareholders, AIG, provide limited administrative services to our company, including information technology services to our subsidiaries in Bermuda, the United States and Europe, and financial reporting and claims management services to our subsidiaries in the United States. Upon the expiration of our agreements with these service providers, or if these service providers terminate their agreements with us, we would be required to devote significant time and resources to replacing these services and we may be unable to replace these services at prices or on terms as favorable as in our current agreements. See “Certain Relationships and Related Party Transactions — Certain Business Relationships — Transactions with Affiliates of American International Group, Inc.” In addition, we may be unable to manage certain operational functions of our business, or incur unexpected costs, if there is any failure or downtime in our financial, administrative or information technology systems during the transitional period. Entry into contracts with less favorable terms or any disruptions in our operational functions may negatively impact our business and results of operations.
For our reinsurance business, we depend on the policies, procedures and expertise of ceding companies; these companies may fail to accurately assess the risks they underwrite which may lead us to inaccurately assess the risks we assume.
       Because we participate in reinsurance markets, the success of our reinsurance underwriting efforts depends in part on the policies, procedures and expertise of the ceding companies making the original underwriting decisions (when an insurer transfers some or all of its risk to a reinsurer, the insurer is sometimes referred to as a “ceding company”). Underwriting is a matter of judgment, involving important assumptions about matters that are inherently unpredictable and beyond the ceding companies’ control and for which historical experience and statistical analysis may not provide sufficient guidance. We face the risk that the ceding companies may fail to accurately assess the risks they underwrite, which, in turn, may lead us to inaccurately assess the risks we assume as reinsurance; if this occurs, the premiums that are ceded to us may not adequately compensate us and we could face significant losses on these reinsurance contracts.
The availability and cost of security arrangements for reinsurance transactions may materially impact our ability to provide reinsurance to insurers domiciled in the United States.
       Allied World Assurance Company, Ltd is neither licensed nor admitted as an insurer, nor is it accredited as a reinsurer, in any jurisdiction in the United States. As a result, it is required to post collateral security with respect to any reinsurance liabilities it assumes from ceding insurers domiciled in the United States in order for U.S. ceding companies to obtain credit on their U.S. statutory financial statements with respect to the insurance liabilities ceded to them. Under applicable statutory provisions, the security arrangements may be in the form of letters of credit, reinsurance trusts maintained by trustees or funds-withheld arrangements where assets are held by the ceding company. Allied World Assurance Company, Ltd uses trust accounts and has access to up to $900 million in letters of credit under two letter of credit facilities. The letter of credit facilities impose restrictive covenants, including restrictions on asset sales, limitations on the incurrence of certain liens and required collateral and financial strength levels. Violations of these or other covenants could result in the suspension of access to letters of credit or such letters of credit becoming due and payable. If these letter of credit facilities are not sufficient or drawable or if Allied World Assurance Company, Ltd is unable to renew either or both of these facilities or to arrange for trust accounts or other types of security on commercially acceptable terms, its ability to provide reinsurance to U.S.-domiciled insurers may be severely limited.
       In addition, security arrangements with ceding insurers may subject our assets to security interests or may require that a portion of our assets be pledged to, or otherwise held by, third parties. Although the investment income derived from our assets while held in trust typically accrues to our benefit, the investment of these assets is governed by the terms of the letter of credit facilities and the investment regulations of the state of domicile of the ceding insurer, which generally regulate the amount and quality of investments permitted and which may be more restrictive than the investment regulations applicable to us under Bermuda law. These restrictions may result in lower investment yields on these assets, which could adversely affect our profitability.
We depend on a small number of brokers for a large portion of our revenues. The loss of business provided by any one of them could adversely affect us.
       We market our insurance and reinsurance products worldwide almost exclusively through insurance and reinsurance brokers. In 2005, our top four brokers represented approximately 74% of our gross premiums written. Marsh & McLennan Companies, Inc., AON Corporation and Willis Group Holdings Ltd were responsible for the distribution of approximately 35%, 22% and 10%, respectively, of our gross premiums written for the year ended December 31, 2005. For the three months ended March 31, 2006, our top four brokers represented approximately 77% of our gross premiums written. Marsh & McLennan Companies, Inc., AON Corporation and Willis Group Holdings Ltd were responsible for the distribution of approximately 37%, 22% and 12%, respectively, of our gross premiums written in the same period. Loss of all or a substantial portion of the business provided by any one of those brokers could have a material adverse effect on our financial condition and results of operations.
Our reliance on brokers subjects us to their credit risk.
       In accordance with industry practice, we frequently pay amounts owed on claims under our insurance and reinsurance contracts to brokers, and these brokers, in turn, pay these amounts to the customers that have purchased insurance or reinsurance from us. If a broker fails to make such a payment, it is likely that, in most cases, we will be liable to the client for the deficiency because of local laws or contractual obligations. Likewise, when a customer pays premiums for policies written by us to a broker for further payment to us, these premiums are generally considered to have been paid and, in most cases, the client will no longer be liable to us for those amounts, whether or not we actually receive the premiums. Consequently, we assume a degree of credit risk associated with the brokers we use with respect to our insurance and reinsurance business.
We may be unable to purchase reinsurance for our own account on commercially acceptable terms or to collect under any reinsurance we have purchased.
       We acquire reinsurance purchased for our own account to mitigate the effects of large or multiple losses on our financial condition. From time to time, market conditions have limited, and in some cases prevented, insurers and reinsurers from obtaining the types and amounts of reinsurance they consider adequate for their business needs. For example, following the events of September 11, 2001, terms and conditions in the reinsurance markets generally became less attractive to buyers of such coverage. Similar conditions may occur as a result of Hurricanes Katrina, Rita and Wilma, or at any time in the future, and we may not be able to purchase reinsurance in the areas and for the amounts required or desired. Even if reinsurance is generally available, we may not be able to negotiate terms that we deem appropriate or acceptable or to obtain coverage from entities with satisfactory financial resources.
       In addition, a reinsurer’s insolvency, or inability or refusal to make payments under a reinsurance or retrocessional reinsurance agreement with us, could have a material adverse effect on our financial condition and results of operations because we remain liable to the insured under the corresponding coverages written by us.
Our investment performance may adversely affect our financial performance and ability to conduct business.
       We derive a significant portion of our income from our invested assets. As a result, our operating results depend in part on the performance of our investment portfolio. Our investment performance is subject to a variety of risks, including risks related to general economic conditions, market volatility and interest rate fluctuations, liquidity risk, and credit and default risk. Additionally, with respect to some of our investments, we are subject to pre-payment or reinvestment risk. As authorized by our board of directors, we have invested $200 million of our shareholders’ equity in hedge funds. As a result, we may be subject to restrictions on redemption, which may limit our ability to withdraw funds for some period of time after our initial investment. The values of, and returns on, such investments may also be more volatile.
       Because of the unpredictable nature of losses that may arise under insurance or reinsurance policies written by us, our liquidity needs could be substantial and may arise at any time. To the extent we are unsuccessful in correlating our investment portfolio with our expected liabilities, we may be forced to liquidate our investments at times and prices that are not optimal. This could have a material adverse effect on the performance of our investment portfolio. If our liquidity needs or general liability profile unexpectedly change, we may not be successful in continuing to structure our investment portfolio in its current manner.
Any increase in interest rates could result in significant losses in the fair value of our investment portfolio.
       Our investment portfolio contains interest-rate-sensitive instruments that may be adversely affected by changes in interest rates. Fluctuations in interest rates affect our returns on fixed income investments. Generally, investment income will be reduced during sustained periods of lower interest rates as higher-yielding fixed income securities are called, mature or are sold and the proceeds reinvested at lower rates. During periods of rising interest rates, prices of fixed income securities tend to fall and realized gains upon their sale are reduced. In addition, we are exposed to changes in the level or volatility of equity prices that affect the value of securities or instruments that derive their value from a particular equity security, a basket of equity securities or a stock index. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control. Although we attempt to manage the risks of investing in a changing interest rate environment, we may not be able to effectively mitigate interest rate sensitivity. In particular, a significant increase in interest rates could result in significant losses, realized or unrealized, in the fair value of our investment portfolio and, consequently, could have an adverse effect on our results of operations.
       In addition, our investment portfolio includes mortgage-backed securities. As of March 31, 2006, mortgage-backed securities constituted approximately 24.9% of the fair market value of our aggregate invested assets. Aggregate invested assets include cash and cash equivalents, restricted cash, fixed-maturity securities, a fund consisting of global high-yield fixed-income securities and four hedge funds. As with other fixed income investments, the fair market value of these securities fluctuates depending on market and other general economic conditions and the interest rate environment. Changes in interest rates can expose us to prepayment risks on these investments. In periods of declining interest rates, mortgage prepayments generally increase and mortgage-backed securities are prepaid more quickly, requiring us to reinvest the proceeds at the then current market rates.
We may be adversely affected by fluctuations in currency exchange rates.
       The U.S. dollar is our reporting currency and the functional currency of all of our operating subsidiaries. We enter into insurance and reinsurance contracts where the premiums receivable and losses payable are denominated in currencies other than the U.S. dollar. In addition, we maintain a portion of our investments and liabilities in currencies other than the U.S. dollar. Assets in non-U.S. currencies are generally converted into U.S. dollars at the time of receipt. When we incur a liability in a non-U.S. currency, we carry such liability on our books in the original currency. These liabilities are converted from the non-U.S. currency to U.S. dollars at the time of payment. We may incur foreign currency exchange gains or losses as we ultimately receive premiums and settle claims required to be paid in foreign currencies.
       We have currency hedges in place that seek to alleviate our potential exposure to volatility in foreign exchange rates and intend to consider the use of additional hedges when we are advised of known or probable significant losses that will be paid in currencies other than the U.S. dollar. To the extent that we do not seek to hedge our foreign currency risk or our hedges prove ineffective, the impact of a movement in foreign currency exchange rates could adversely affect our operating results.
We may require additional capital in the future that may not be available to us on commercially favorable terms.
       Our future capital requirements depend on many factors, including our ability to write new business and to establish premium rates and reserves at levels sufficient to cover losses. To the extent that the funds generated by insurance premiums received and sale proceeds and income from our investment portfolio are insufficient to fund future operating requirements and cover losses and loss expenses, we may need to raise additional funds through financings or curtail our growth and reduce our assets. Any future financing, if available at all, may be on terms that are not favorable to us. In the case of equity financings, dilution to our shareholders could result, and the securities issued may have rights, preferences and privileges that are senior or otherwise superior to those of our common shares.
Conflicts of interests may arise because affiliates of some of our principal shareholders have continuing agreements and business relationships with us, and also may compete with us in several of our business lines.
       Affiliates of some of our principal shareholders engage in transactions with our company. Subsidiaries of AIG provide limited administrative services to our company. In addition, IPCRe Underwriting Services Limited (who we refer to in this prospectus as IPCUSL), a subsidiary of a publicly-traded company in which AIG has approximately a 24% ownership interest, writes property catastrophe treaty reinsurance on our behalf. On December 5, 2005, we delivered a notice to IPCUSL cancelling our agreement with them in order to reduce our incurred loss volatility arising from major catastrophes. However, pursuant to that agreement, the termination will not become effective until November 30, 2007. Affiliates of the Goldman Sachs Funds serve as investment managers for our entire investment portfolio, except for that portion invested in the AIG Select Hedge Fund Ltd., which is managed by a subsidiary of AIG. An affiliate of Chubb provides surplus lines services to our U.S. subsidiaries. The interests of these affiliates of our principal shareholders may conflict with the interests of our company. Affiliates of our principal shareholders, AIG, Chubb and Securitas Capital Fund, are also customers of our company.
       Furthermore, affiliates of AIG, Chubb, Swiss Re and the Goldman Sachs Funds may from time to time compete with us, including by assisting or investing in the formation of other entities engaged in the insurance and reinsurance business. Conflicts of interest could also arise with respect to business opportunities that could be advantageous to AIG, Chubb, Swiss Re, the Goldman Sachs Funds or other existing shareholders or any of their affiliates, on the one hand, and us, on the other hand. AIG, Chubb, Swiss Re and the Goldman Sachs Funds either directly or through affiliates, also maintain business relationships with numerous companies that may directly compete with us. In general, these affiliates could pursue business interests or exercise their voting power as shareholders in ways that are detrimental to us, but beneficial to themselves or to other companies in which they invest or with whom they have a material relationship.
Our business could be adversely affected if we lose any member of our management team or are unable to attract and retain our personnel.
       Our success depends in substantial part on our ability to attract and retain our employees who generate and service our business. We rely substantially on the services of our executive management team. If we lose the services of any member of our executive management team, our business could be adversely affected. If we are unable to attract and retain other talented personnel, the further implementation of our business strategy could be impeded. This, in turn, could have a material adverse effect on our business. We do not currently have written employment agreements with, or maintain key man life insurance policies with respect to, any of our employees.
Risks Related to the Insurance and Reinsurance Business
The insurance and reinsurance business is historically cyclical and we expect to experience periods with excess underwriting capacity and unfavorable premium rates and policy terms and conditions.
       Historically, insurers and reinsurers have experienced significant fluctuations in operating results due to competition, frequency of occurrence or severity of catastrophic events, levels of underwriting capacity, general economic conditions and other factors. The supply of insurance and reinsurance is related to prevailing prices, the level of insured losses and the level of industry surplus which, in turn, may fluctuate in response to changes in rates of return on investments being earned in the insurance and reinsurance industry. As a result, the insurance and reinsurance business historically has been a cyclical industry characterized by periods of intense competition on price and policy terms due to excessive underwriting capacity as well as periods when shortages of capacity permit favorable premium rates and policy terms and conditions. Because premium levels for many products have increased over the past several years, the supply of insurance and reinsurance has increased and is likely to increase further, either as a result of capital provided by new entrants or by the commitment of additional capital by existing insurers or reinsurers. Continued increases in the supply of insurance and reinsurance may have consequences for us, including fewer contracts written, lower premium rates, increased expenses for customer acquisition and retention, and less favorable policy terms and conditions.
Increased competition in the insurance and reinsurance markets in which we operate could adversely impact our operating margins.
       The insurance and reinsurance industries are highly competitive. We compete with major U.S. and non-U.S. insurers and reinsurers, including other Bermuda-based insurers and reinsurers, on an international and regional basis. Many of our competitors have greater financial, marketing and management resources. Since September 2001, a number of new Bermuda-based insurance and reinsurance companies have been formed and some of those companies compete in the same market segments in which we operate. Some of these companies have more capital than us. As a result of Hurricane Katrina, the insurance industry’s largest natural catastrophe loss, and two subsequent substantial hurricanes (Rita and Wilma), existing insurers and reinsurers have been raising new capital and significant investments are being made in new insurance and reinsurance companies in Bermuda.
       In addition, risk-linked securities and derivative and other non-traditional risk transfer mechanisms and vehicles are being developed and offered by other parties, including entities other than insurance and reinsurance companies. The availability of these non-traditional products could reduce the demand for traditional insurance and reinsurance. A number of new, proposed or potential industry or legislative developments could further increase competition in our industry. These developments include:

•	legislative mandates for insurers to provide specified types of coverage in areas where we or our ceding clients do business, such as the terrorism coverage mandated in the United States Terrorism Risk Insurance Act of 2002 and the Terrorism Risk Insurance Extension Act of 2005, could eliminate or reduce opportunities for us to write those coverages and

•	programs in which state-sponsored entities provide property insurance in catastrophe prone areas or other “alternative market” types of coverage could eliminate or reduce opportunities for us to write those coverages.
       New competition from these developments could result in fewer contracts written, lower premium rates, increased expenses for customer acquisition and retention and less favorable policy terms and conditions.
The effects of emerging claims and coverage issues on our business are uncertain.
       As industry practices and legal, judicial, social and other conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues may adversely affect our business by either extending coverage beyond our underwriting intent or by increasing the number or size of claims. In some instances, these changes may not become apparent until some time after we have issued insurance or reinsurance contracts that are affected by the changes. As a result, the full extent of liability under our insurance and reinsurance contracts may not be known for many years after a contract is issued. Recent examples of emerging claims and coverage issues include:

•	larger settlements and jury awards in cases involving professionals and corporate directors and officers covered by professional liability and directors and officers liability insurance and

•	a growing trend of plaintiffs targeting property and casualty insurers in class action litigation related to claims handling, insurance sales practices and other practices related to the conduct of our business.

Risks Related to Laws and Regulations Applicable to Us
Compliance by our insurance subsidiaries with the legal and regulatory requirements to which they are subject is expensive. Any failure to comply could have a material adverse effect on our business.
       Our insurance subsidiaries are required to comply with a wide variety of laws and regulations applicable to insurance or reinsurance companies, both in the jurisdictions in which they are organized and where they sell their insurance and reinsurance products. The insurance and regulatory environment, in particular for offshore insurance and reinsurance companies, has become subject to increased scrutiny in many jurisdictions, including the United States, various states within the United States and the United Kingdom. In the past, there have been Congressional and other initiatives in the United States regarding increased supervision and regulation of the insurance industry, including proposals to supervise and regulate offshore reinsurers. It is not possible to predict the future impact of changes in laws and regulations on our operations. The cost of complying with any new legal requirements affecting our subsidiaries could have a material adverse effect on our business.
       In addition, our subsidiaries may not always be able to obtain or maintain necessary licenses, permits, authorizations or accreditations. They also may not be able to fully comply with, or to obtain appropriate exemptions from, the laws and regulations applicable to them. Any failure to comply with applicable law or to obtain appropriate exemptions could result in restrictions on either the ability of the company in question, as well as potentially its affiliates, to do business in one or more of the jurisdictions in which they operate or on brokers on which we rely to produce business for us. In addition, any such failure to comply with applicable laws or to obtain appropriate exemptions could result in the imposition of fines or other sanctions. Any of these sanctions could have a material adverse effect on our business.
       Our principal insurance subsidiary, Allied World Assurance Company, Ltd, is registered as a Class 4 Bermuda insurance and reinsurance company and is subject to regulation and supervision in Bermuda. The applicable Bermudian statutes and regulations generally are designed to protect insureds and ceding insurance companies rather than shareholders. Among other things, those statutes and regulations:

•	require Allied World Assurance Company, Ltd to maintain minimum levels of capital and surplus,

•	impose liquidity requirements which restrict the amount and type of investments it may hold,

•	prescribe solvency standards that it must meet and

•	restrict payments of dividends and reductions of capital and provide for the performance of periodic examinations of Allied World Assurance Company, Ltd and its financial condition.
       These statutes and regulations may, in effect, restrict the ability of Allied World Assurance Company, Ltd to write new business. Although it conducts its operations from Bermuda, Allied World Assurance Company, Ltd is not authorized to directly underwrite local risks in Bermuda.
       Allied World Assurance Company (U.S.) Inc., a Delaware domiciled insurer, and Newmarket Underwriters Insurance Company, a New Hampshire domiciled insurer, are both subject to the statutes and regulations of their relevant state of domicile as well as any other state in the United States where they conduct business. In the ten states where the companies are admitted, the companies must comply with all insurance laws and regulations, including insurance rate and form requirements. Insurance laws and regulations may vary significantly from state to state. In those states where the companies act as surplus lines carriers, the state’s regulation focuses mainly on the company’s solvency.

       Allied World Assurance Company (Europe) Limited, an Irish domiciled insurer, is subject to the statutes and regulations of the European Union as contained within the provisions of the Insurance Acts and Regulation as defined in the European Communities (Insurance Undertakings: Accounts) Regulations, 1996. In addition, Allied World Assurance Company (Europe) Limited should comply with the specific “general good” requirements in each member state of the European Union.
       Allied World Assurance Company (Reinsurance) Limited, an Irish domiciled insurer, presently has a branch office license in London and is subject to various insurance and reinsurance regulations promulgated by the Financial Services Authority in the United Kingdom. With the passing of the EU Reinsurance Directive (in December 2005) and expected transposition into Irish legislation in 2006, both the company and branch will be subject to regulation in Ireland via the Financial Regulator.
Our Bermudian entities could become subject to regulation in the United States.
       Neither Allied World Assurance Company Holdings, Ltd, Allied World Assurance Company, Ltd nor Allied World Assurance Holdings (Ireland) Ltd is licensed or admitted as an insurer, nor is any of them accredited as a reinsurer, in any jurisdiction in the United States. More than 80% of the gross premiums written by Allied World Assurance Company, Ltd, however, are derived from insurance or reinsurance contracts entered into with entities domiciled in the United States. The insurance laws of each state in the United States regulate the sale of insurance and reinsurance within the state’s jurisdiction by foreign insurers. Allied World Assurance Company, Ltd conducts its business through its offices in Bermuda and does not maintain an office, and its personnel do not solicit insurance business, resolve claims or conduct other insurance business, in the United States. While Allied World Assurance Company, Ltd does not believe it is in violation of insurance laws of any jurisdiction in the United States, we cannot be certain that inquiries or challenges to our insurance and reinsurance activities will not be raised in the future. It is possible that, if Allied World Assurance Company, Ltd were to become subject to any laws of this type at any time in the future, we would not be in compliance with the requirements of those laws.
Our holding company structure and regulatory and other constraints affect our ability to pay dividends and make other payments.
       Allied World Assurance Company Holdings, Ltd is a holding company, and as such has no substantial operations of its own. It does not have any significant assets other than its ownership of the shares of its direct and indirect subsidiaries, including Allied World Assurance Company, Ltd, Allied World Assurance Holdings (Ireland) Ltd, Allied World Assurance Company (Europe) Limited, Allied World Assurance Company (U.S.) Inc., Newmarket Underwriters Insurance Company and Allied World Assurance Company (Reinsurance) Limited. Dividends and other permitted distributions from insurance subsidiaries are expected to be the sole source of funds for Allied World Assurance Company Holdings, Ltd to meet any ongoing cash requirements, including any debt service payments and other expenses, and to pay any dividends to shareholders. Bermuda law, including Bermuda insurance regulations and the Companies Act 1981 of Bermuda (which we refer to in this prospectus as the Companies Act), restricts the declaration and payment of dividends and the making of distributions by Allied World Assurance Company Holdings, Ltd, Allied World Assurance Company, Ltd, and Allied World Assurance Holdings (Ireland) Ltd, unless specified requirements are met. Allied World Assurance Company, Ltd is prohibited from paying dividends of more than 25% of its total statutory capital and surplus (as shown in its previous financial year’s statutory balance sheet) unless it files with the Bermuda Monetary Authority at least seven days before payment of such dividend an affidavit stating that the declaration of such dividends has not caused it to fail to meet its minimum solvency margin and minimum liquidity ratio. Allied World Assurance Company, Ltd is also prohibited from declaring or paying dividends without the approval of the Bermuda Monetary Authority if Allied World Assurance Company, Ltd failed to meet its minimum solvency margin and minimum liquidity ratio on the last day of the previous financial year. Furthermore, in order to reduce its total statutory capital by 15% or more, Allied World Assurance Company, Ltd would require the prior approval of the Bermuda Monetary Authority. In addition, Bermuda corporate law prohibits a company from declaring or paying a dividend if there are reasonable grounds for believing that (i) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) the realizable value of the company’s assets would thereby be less than the aggregate of its liabilities, its issued share capital and its share premium accounts. The inability by Allied World Assurance Company, Ltd or Allied World Assurance Holdings (Ireland) Ltd to pay dividends in an amount sufficient to enable Allied World Assurance Company Holdings, Ltd to meet its cash requirements at the holding company level could have a material adverse effect on our business, our ability to make payments on any indebtedness, our ability to transfer capital from one subsidiary to another and our ability to declare and pay dividends to our shareholders.
       In addition, Allied World Assurance Company (Europe) Limited, Allied World Assurance Company (Reinsurance) Limited, Allied World Assurance Company (U.S.) Inc. and Newmarket Underwriters Insurance Company are subject to significant regulatory restrictions limiting their ability to declare and pay any dividends. In particular, payments of dividends by Allied World Assurance Company (U.S.) Inc. and Newmarket Underwriters Insurance Company are subject to restrictions on statutory surplus pursuant to Delaware law and New Hampshire law, respectively. Both states require prior regulatory approval of any payment of extraordinary dividends.
Our business could be adversely affected by Bermuda employment restrictions.
       We will need to hire additional employees to work in Bermuda. Under Bermuda law, non-Bermudians (other than spouses of Bermudians, holders of a permanent resident’s certificate and holders of a working resident’s certificate) may not engage in any gainful occupation in Bermuda without an appropriate governmental work permit. Work permits may be granted or extended by the Bermuda government if it is shown that, after proper public advertisement in most cases, no Bermudian (or spouse of a Bermudian, holder of a permanent resident’s certificate or holder of a working resident’s certificate) is available who meets the minimum standard requirements for the advertised position. In 2001, the Bermuda government announced a new immigration policy limiting the total duration of work permits, including renewals, to six to nine years, with specified exemptions for key employees. In March 2004, the Bermuda government announced an amendment to this policy which expanded the categories of occupations recognized by the government as “key” and with respect to which businesses can apply to be exempt from the six-to-nine-year limitations. The categories include senior executives, managers with global responsibility, senior financial posts, certain legal professionals, senior insurance professionals, experienced/specialized brokers, actuaries, specialist investment traders/analysts and senior information technology engineers and managers. All of our Bermuda-based professional employees who require work permits have been granted permits by the Bermuda government. It is possible that the Bermuda government could deny work permits for our employees in the future, which could have a material adverse effect on our business.
Risks Related to This Offering and Ownership of Our Common Shares
There has been no public market for our common shares and you cannot be certain that an active trading market will develop, which could make it difficult for you to sell your common shares and could have a material adverse effect on the value of your investment.
       Currently, there is no public trading market for our common shares and, as a result, we cannot assure you that a regular trading market for our common shares will develop and continue after this offering. Accordingly, we cannot assure you of the liquidity of any such market, your ability to sell your common shares or the prices that you may obtain for your common shares if you sell. The initial public offering price has been determined by agreement among us and the underwriters and may not be indicative of the market price of our common shares after this offering.
Future sales of our common shares may adversely affect the market price.
       After this offering, we will have 58,962,842 common shares outstanding. Additional 1,857,908 common shares will be issuable upon the vesting and exercise of outstanding stock options and restricted stock units. Of these shares, the common shares sold in this offering (including any common shares subject to the over-allotment option) will be freely transferable, except for any shares sold to our “affiliates,” as that term is defined in Rule 144 under the Securities Act of 1933, as amended (which we refer to in this prospectus as the Securities Act). The remaining shares will be “restricted securities” subject to the volume limitations and other conditions of Rule 144 as described in “Shares Eligible for Future Sale.” Furthermore, after this offering, our principal shareholders and their transferees will have the right to require us to register their common shares under the Securities Act for sale to the public, subject to a 180-day “lock-up” agreement (subject to extension under certain circumstances) entered into in connection with this offering. Following any registration of this type, the common shares to which the registration relates will be freely transferable. In addition, after this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register common shares issued or reserved for issuance under the Allied World Assurance Company Holdings, Ltd Amended and Restated 2001 Stock Option Plan, the Allied World Assurance Company Holdings, Ltd Amended and Restated 2004 Stock Incentive Plan and the Allied World Assurance Company Holdings, Ltd Long-Term Incentive Plan. Subject to the exercise of issued and outstanding stock options, shares registered under the registration statement or statements on Form S-8 will be available for sale to the public, subject to the “lock-up” agreement described above. We cannot predict what effect, if any, future sales of our common shares, or the availability of common shares for future sale, will have on the market price of our common shares. Sales of substantial amounts of our common shares in the public market following this offering, or the perception that sales of this type could occur, could depress the market price of our common shares and may make it more difficult for you to sell your common shares at a time and price that you deem appropriate.
Our Bye-laws contain restrictions on ownership, voting and transfers of our common shares.
       Under our amended and restated Bye-laws, which will take effect upon the closing of this offering (which we refer to in this prospectus as the Bye-laws), our directors (or their designee) are required to decline to register any transfer of common shares that would result in a U.S. person owning our common shares and shares of any other class or classes, in excess of the limitations described under “Description of Our Share Capital — Restrictions on Transfer.” These limitations take into account attribution and constructive ownership rules under the Internal Revenue Code of 1986, as amended (which we will refer to in this prospectus as the Code), and beneficial ownership rules under the Securities Exchange Act of 1934, as amended (which we refer to in this prospectus as the Exchange Act). Similar restrictions apply to our ability to issue or repurchase shares. Our directors (or their designees), in their absolute discretion, may also decline to register the transfer of any common shares if they have reason to believe that (1) the transfer could expose us or any of our subsidiaries, any shareholder or any person ceding insurance to us or any of our subsidiaries, to, or materially increase the risk of, material adverse tax or regulatory treatment in any jurisdiction; or (2) the transfer is required to be registered under the Securities Act or under the securities laws of any state of the United States or any other jurisdiction, and such registration has not occurred. These restrictions apply to a transfer of common shares even if the transfer has been executed on the New York Stock Exchange. Any person wishing to transfer common shares will be deemed to own the shares for dividend, voting and reporting purposes until the transfer has been registered on our register of members. We are authorized to request information from any holder or prospective acquiror of common shares as necessary to give effect to the transfer, issuance and repurchase restrictions described above, and may decline to effect that kind of transaction if complete and accurate information is not received as requested.
       Our Bye-laws will also contain provisions relating to voting powers that may cause the voting power of certain shareholders to differ significantly from their ownership of common shares. Our Bye-laws specify the voting rights of any owner of shares to prevent any person from owning, beneficially, constructively or by attribution, shares carrying 10% or more of the total voting rights attached to all of our outstanding shares. See “Description of Our Share Capital — Limitation on Voting Rights.” Because of the attribution and constructive ownership provisions of the Code, and the rules of the U.S. Securities and Exchange Commission regarding determination of beneficial ownership, this requirement may have the effect of reducing the voting rights of a shareholder even if that shareholder does not directly or indirectly hold 10% or more of the total combined voting power of our company. Further, our directors (or their designees) have the authority to request from any shareholder specified information for the purpose of determining whether that shareholder’s voting rights are to be reduced. If a shareholder fails to respond to this request or submits incomplete or inaccurate information, the directors (or their designees) have the discretion to disregard all votes attached to that shareholder’s shares. After giving effect to this offering, if the ownership of our shares by any founder, affiliate of a founder or any person to whom shares owned by a founder are attributed by reason of the ownership of such person by a founder exceeds 9.99% of our shares, the Bye-laws would permit such person to own shares that do not exceed the percentage of such shares that such person owned immediately prior to the offering. However, as described under “Description of Our Share Capital — Limitation on Voting Rights,” no person, including any of our current shareholders, may exercise 10% or more of our total voting rights. Currently, and after giving effect to the offering, none of our current shareholders is anticipated to own 10% or more of the total voting rights attached to all of our outstanding shares after giving effect to the voting cutback.
Anti-takeover provisions in our Bye-laws could impede an attempt to replace or remove our directors, which could diminish the value of our common shares.
       Our Bye-laws contain provisions that may entrench directors and make it more difficult for shareholders to replace directors even if the shareholders consider it beneficial to do so. In addition, these provisions could delay or prevent a change of control that a shareholder might consider favorable. For example, these provisions may prevent a shareholder from receiving the benefit from any premium over the market price of our shares offered by a bidder in a potential takeover. Even in the absence of an attempt to effect a change in management or a takeover attempt, these provisions may adversely affect the prevailing market price of our common shares if they are viewed as discouraging changes in management and takeover attempts in the future.
       For example, the following provisions in our Bye-laws could have such an effect:

•	the election of our directors is staggered, meaning that members of only one of three classes of our directors are elected each year, thus limiting your ability to replace directors,

•	our shareholders have a limited ability to remove directors,

•	the total voting power of any shareholder beneficially owning 10% or more of the total voting power of our voting shares will be reduced to less than 10% of the total voting power. Conversely, shareholders owning less than 10% of the total voting power may gain increased voting power as a result of these cutbacks,

•	no shareholder may transfer shares if as a result of such transfer any U.S. person (other than some of our principal shareholders, whose share ownership may not exceed the percentage of our common shares owned immediately after this offering) owns 10% or more of our shares by vote or value,

•	if our directors determine that share ownership of any person may result in a violation of our ownership limitations, our board of directors has the power to force that shareholder to sell its shares and

•	our board of directors has the power to issue preferred shares without any shareholder approval, which effectively allows the board to dilute the holdings of any shareholder and could be used to institute a “poison pill” that would work to dilute the share ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board of directors.
As a shareholder of our company, you may have greater difficulties in protecting your interests than as a shareholder of a U.S. corporation.
       The Companies Act, which applies to our company, our Bermuda insurance subsidiary, Allied World Assurance Company, Ltd, and Allied World Assurance Holdings (Ireland) Ltd, differs in material respects from laws generally applicable to U.S. corporations and their shareholders. Taken together with the provisions of our Bye-laws, some of these differences may result in your having greater difficulties in protecting your interests as a shareholder of our company than you would have as a shareholder of a U.S. corporation. This affects, among other things, the circumstances under which transactions involving an interested director are voidable, whether an interested director can be held accountable for any benefit realized in a transaction with our company, what approvals are required for business combinations by our company with a large shareholder or a wholly-owned subsidiary, what rights you may have as a shareholder to enforce specified provisions of the Companies Act or our Bye-laws, and the circumstances under which we may indemnify our directors and officers.
It may be difficult to enforce service of process and enforcement of judgments against us and our officers and directors.
       Our company is a Bermuda company and it may be difficult for investors to enforce judgments against it or its directors and executive officers.
       We are incorporated pursuant to the laws of Bermuda and our business is based in Bermuda. In addition, certain of our directors and officers reside outside the United States, and all or a substantial portion of our assets and the assets of such persons are located in jurisdictions outside the United States. As such, it may be difficult or impossible to effect service of process within the United States upon us or those persons or to recover against us or them on judgments of U.S. courts, including judgments predicated upon civil liability provisions of the U.S. federal securities laws.
       Further, no claim may be brought in Bermuda against us or our directors and officers in the first instance for violation of U.S. federal securities laws because these laws have no extraterritorial jurisdiction under Bermuda law and do not have force of law in Bermuda. A Bermuda court may, however, impose civil liability, including the possibility of monetary damages, on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law.
       We have been advised by Conyers Dill & Pearman, our Bermuda counsel, that there is doubt as to whether the courts of Bermuda would enforce judgments of U.S. courts obtained in actions against us or our directors and officers, as well as the experts named herein, predicated upon the civil liability provisions of the U.S. federal securities laws or original actions brought in Bermuda against us or such persons predicated solely upon U.S. federal securities laws. Further, we have been advised by Conyers Dill & Pearman that there is no treaty in effect between the United States and Bermuda providing for the enforcement of judgments of U.S. courts. Some remedies available under the laws of U.S. jurisdictions, including some remedies available under the U.S. federal securities laws, may not be allowed in Bermuda courts as contrary to that jurisdiction’s public policy. Because judgments of U.S. courts are not automatically enforceable in Bermuda, it may be difficult for investors to recover against us based upon such judgments.
There are regulatory limitations on the ownership and transfer of our common shares.
       The Bermuda Monetary Authority must approve all issuances and transfers of securities of a Bermuda exempted company like us. We have received from the Bermuda Monetary Authority their permission for the issue and subsequent transfer of our common shares, as long as the shares are listed on the New York Stock Exchange or other appointed exchange, to and among persons resident and non-resident of Bermuda for exchange control purposes.
       Before any shareholder acquires 10% or more of the voting shares, either directly or indirectly, of Allied World Assurance Company (U.S.) Inc. or Newmarket Underwriters Insurance Company, that shareholder must file an acquisition statement with and obtain prior approval from the domiciliary insurance commissioner of the respective company.
Risks Related to Taxation
U.S. taxation of our non-U.S. companies can materially adversely affect our financial condition and results of operations.
       Allied World Assurance Company Holdings, Ltd, Allied World Assurance Holdings (Ireland) Ltd and Allied World Assurance Company, Ltd are Bermuda companies, and Allied World Assurance Company (Europe) Limited and Allied World Assurance Company (Reinsurance) Limited are Irish companies (collectively, the “non-U.S. companies”). We believe that the non-U.S. companies have operated and will operate their respective businesses in a manner that will not cause them to be subject to U.S. tax (other than U.S. federal excise tax on insurance and reinsurance premiums and withholding tax on specified investment income from U.S. sources) on the basis that none of them is engaged in a U.S. trade or business. However, there are no definitive standards under current law as to those activities that constitute a U.S. trade or business and the determination of whether a non-U.S. company is engaged in a U.S. trade or business is inherently factual. Therefore, we cannot assure you that the U.S. Internal Revenue Service (the “IRS”) will not contend that a non-U.S. company is engaged in a U.S. trade or business. If any of the non-U.S. companies is engaged in a U.S. trade or business and does not qualify for benefits under the applicable income tax treaty, such company may be subject to U.S. federal income taxation at regular corporate rates on its premium income from U.S. sources and investment income that is effectively connected with its U.S. trade or business. In addition, a U.S. federal branch profits tax at the rate of 30% will be imposed on the earnings and profits attributable to such income. All of the premium income from U.S. sources and a significant portion of investment income of such company, as computed under Section 842 of the Code, requiring that a foreign company carrying on a U.S. insurance or reinsurance business have a certain minimum amount of effectively connected net investment income, determined in accordance with a formula that depends, in part, on the amount of U.S. risks insured or reinsured by such company, may be subject to U.S. federal income and branch profits taxes.
       If Allied World Assurance Company, Ltd (the “Bermuda insurance subsidiary”) is engaged in a U.S. trade or business and qualifies for benefits under the United States-Bermuda tax treaty, U.S. federal income taxation of such subsidiary will depend on whether (i) it maintains a U.S. permanent establishment and (ii) the relief from taxation under the treaty generally applies to non-premium income. We believe that the Bermuda insurance subsidiary has operated and will operate its business in a manner that will not cause it to maintain a U.S. permanent establishment. However, the determination of whether an insurance company maintains a U.S. permanent establishment is inherently factual. Therefore, we cannot assure you that the IRS will not successfully assert that the Bermuda insurance subsidiary maintains a U.S. permanent establishment. In such case, the subsidiary will be subject to U.S. federal income tax at regular corporate rates and branch profit tax at the rate of 30% with respect to its income attributable to the permanent establishment. Furthermore, although the provisions of the treaty clearly apply to premium income, it is uncertain whether they generally apply to other income of a Bermuda company. Therefore, if the Bermuda insurance subsidiary is engaged in a U.S. trade or business, qualifies for benefits under the treaty and does not maintain a U.S. permanent establishment but the treaty is interpreted not to apply to income other than premium income, such subsidiary will be subject to U.S. federal income and branch profits taxes on its investment and other non-premium income as described in the preceding paragraph.
       If any of Allied World Assurance Holdings (Ireland) Ltd or our Irish companies is engaged in a U.S. trade or business and qualifies for benefits under the Ireland-United States income tax treaty, U.S. federal income taxation of such company will depend on whether it maintains a U.S. permanent establishment. We believe that each such company has operated and will operate its business in a manner that will not cause it to maintain a U.S. permanent establishment. However, the determination of whether a non-U.S. company maintains a U.S. permanent establishment is inherently factual. Therefore, we cannot assure you that the IRS will not successfully assert that any of such companies maintains a U.S. permanent establishment. In such case, the company will be subject to U.S. federal income tax at regular corporate rates and branch profits tax at the rate of 5% with respect to its income attributable to the permanent establishment.
       U.S. federal income tax, if imposed, will be based on effectively connected or attributable income of a non-U.S. company computed in a manner generally analogous to that applied to the income of a U.S. corporation, except that all deductions and credits claimed by a non-U.S. company in a taxable year can be disallowed if the company does not file a U.S. federal income tax return for such year. Penalties may be assessed for failure to file such return. None of our non-U.S. companies filed U.S. federal income tax returns for the 2002 and 2001 taxable years. However, we have filed protective U.S. federal income tax returns on a timely basis for each non-U.S. company for 2003, and we plan to timely file returns for subsequent years in order to preserve our right to claim tax deductions and credits in such years if any of such companies is determined to be subject to U.S. federal income tax.
       If any of our non-U.S. companies is subject to such U.S. federal taxation, our financial condition and results of operations could be materially adversely affected.
Our U.S. subsidiaries may be subject to additional U.S. taxes in connection with our interaffiliate arrangements.
       Allied World Assurance Company (U.S.) Inc. and Newmarket Underwriters Insurance Company (the “U.S. subsidiaries”) are U.S. companies. They reinsure a substantial portion of their insurance policies with Allied World Assurance Company, Ltd. While we believe that the terms of these reinsurance arrangements are arm’s length, we cannot assure you that the IRS will not successfully assert that the payments made by the U.S. subsidiaries with respect to such arrangements exceed arm’s length amounts. In such case, our U.S. subsidiaries will be treated as realizing additional income that may be subject to additional U.S. income tax, possibly with interest and penalties. Such excess amount may also be deemed to have been distributed as dividends to the direct parent of the U.S. subsidiaries, Allied World Assurance Holdings (Ireland) Ltd, in which case this deemed dividend will also be subject to a U.S. federal withholding tax of 5%, assuming that the parent is eligible for benefits under the United States-Ireland income tax treaty (or a withholding tax of 30% if the parent is not so eligible). If any of these U.S. taxes are imposed, our financial condition and results of operations could be materially adversely affected.

You may be subject to U.S. income taxation with respect to income of our non-U.S. companies and ordinary income characterization of gains on disposition of common shares under the controlled foreign corporation (“CFC”) rules.
       We believe that U.S. persons holding common shares acquired in this offering should not be subject to U.S. federal income taxation with respect to income of our non-U.S. companies prior to the distribution of earnings attributable to such income or ordinary income characterization of gains on disposition of common shares on the basis that such persons should not be “United States shareholders” subject to the CFC rules of the Code. Generally, each “United States shareholder” of a CFC will be subject to (i) U.S. federal income taxation on its ratable share of the CFC’s subpart F income, even if the earnings attributable to such income are not distributed, provided that such “United States shareholder” holds directly or through non-U.S. entities shares of the CFC; and (ii) potential ordinary income characterization of gains from sale or exchange of the directly owned shares of the non-U.S. corporation. For these purposes, any U.S. person who owns directly, through non-U.S. entities, or under applicable constructive ownership rules, 10% or more of the total combined voting power of all classes of stock of any non-U.S. company will be considered to be a “United States shareholder.” Although our non-U.S. companies may be or become CFCs and certain of our principal U.S. shareholders currently own and may own after the completion of this offering 10% or more of our common shares, for the following reasons we believe that no U.S. person holding our shares acquired in this offering directly, or through non-U.S. entities, should be a “United States shareholder.” First, our Bye-laws provide that if a U.S. person (including any principal shareholder) owns directly or through non-U.S. entities any of our shares, the number of votes conferred by the shares owned directly, indirectly or under applicable constructive ownership rules by such person will be less than 10% of the aggregate number of votes conferred by all issued shares of Allied World Assurance Company Holdings, Ltd. Second, our Bye-laws restrict issuance, conversion, transfer and repurchase of the shares to the extent such transaction would cause a U.S. person holding directly or through non-U.S. entities any of our shares to own directly, through non-U.S. entities or under applicable constructive ownership rules shares representing 10% or more of the voting power in Allied World Assurance Company Holdings, Ltd. Third, our Bye-laws and the bye-laws of our non-U.S. subsidiaries require (i) the board of directors of Allied World Assurance Company, Ltd to consist only of persons who have been elected as directors of Allied World Assurance Company Holdings, Ltd (with the number and classification of directors of Allied World Assurance Company, Ltd being identical to those of Allied World Assurance Company Holdings, Ltd) and (ii) the board of directors of each other non-U.S. subsidiary of Allied World Assurance Company Holdings, Ltd to consist only of persons approved by our shareholders as persons eligible to be elected as directors of such subsidiary. Therefore, U.S. persons holding common shares acquired in this offering should not be subject to the CFC rules of the Code (except that a U.S. person may be subject to the ordinary income characterization of gains on disposition of common shares if such person owned 10% or more of our total voting power solely under the applicable constructive ownership rules at any time during the 5-year period ending on the date of the disposition when we were a CFC). We cannot assure you, however, that the Bye-law provisions referenced in this paragraph will operate as intended or that we will be otherwise successful in preventing a U.S. person from exceeding, or being deemed to exceed, these voting limitations. Accordingly, U.S. persons who hold our shares directly or through non-U.S. entities should consider the possible application of the CFC rules.
You may be subject to U.S. income taxation under the related person insurance income (“RPII”) rules.
       Allied World Assurance Company, Ltd, Allied World Assurance Company (Europe) Limited and Allied World Assurance Company (Reinsurance) Limited (the “non-U.S. insurance subsidiaries”), are non-U.S. companies which currently insure and reinsure and are expected to insure and reinsure after the completion of this offering directly or indirectly certain of our U.S. shareholders (including our U.S. principal shareholders) and persons related to such shareholders. We believe that U.S. persons that hold our shares directly or through non-U.S. entities will not be subject to

U.S. federal income taxation with respect to the income realized in connection with such insurance and reinsurance prior to distribution of earnings attributable to such income on the basis that RPII, determined on gross basis, realized by each non-U.S. insurance subsidiary will be less than 20% of its gross insurance income in each taxable year. In order to qualify for this exception, each non-U.S. insurance subsidiary requests and intends to request after the completion of this offering information from its insureds and reinsureds in order to determine whether such persons are, or are related to, our direct and indirect shareholders. On the basis of this information, each non-U.S. subsidiary currently monitors and will monitor the amount of RPII realized and, when appropriate, declines and will decline to write primary insurance and reinsurance for our U.S. shareholders and persons related to such shareholders. However, we cannot assure you that the measures described in this paragraph will operate as intended. In addition, some of the factors that determine the extent of RPII in any period may be beyond our knowledge or control. For example, we may be considered to insure indirectly the risk of our shareholder if an unrelated company that insured such risk in the first instance reinsures such risk with us. Therefore, we cannot assure you that we will be successful in keeping the RPII realized by the non-U.S. insurance subsidiaries below the 20% limit in each taxable year. Furthermore, even if we are successful in keeping the RPII below the 20% limit, we cannot assure you that we will be able to establish that fact to the satisfaction of the U.S. tax authorities. If we are unable to establish that the RPII of any non-U.S. insurance subsidiary is less than 20% of that subsidiary’s gross insurance income in any taxable year, and no other exception from the RPII rules applies, each U.S. person who owns common shares, directly or through non-U.S. entities, on the last day of the taxable year will be generally required to include in its income for U.S. federal income tax purposes that person’s ratable share of that subsidiary’s RPII for the taxable year, determined as if that RPII were distributed proportionately to U.S. holders at that date, regardless of whether that income was actually distributed.
       The RPII rules provide that if a holder who is a U.S. person disposes of shares in a foreign insurance corporation that has RPII (even if the amount of RPII is less than 20% of the corporation’s gross insurance income) and in which U.S. persons own 25% or more of the shares, any gain from the disposition will generally be treated as a dividend to the extent of the holder’s share of the corporation’s undistributed earnings and profits that were accumulated during the period that the holder owned the shares (whether or not those earnings and profits are attributable to RPII). In addition, such a shareholder will be required to comply with specified reporting requirements, regardless of the amount of shares owned. These rules should not apply to dispositions of our common shares because Allied World Assurance Company Holdings, Ltd is not itself directly engaged in the insurance business and these rules appear to apply only in the case of shares of corporations that are directly engaged in the insurance business. We cannot assure you, however, that the IRS will interpret these rules in this manner or that the proposed regulations addressing the RPII rules will not be promulgated in final form in a manner that would cause these rules to apply to dispositions of our common shares.
U.S. tax-exempt entities may recognize unrelated business taxable income (“UBTI”).
       A U.S. tax-exempt entity holding our common shares generally will not be subject to U.S. federal income tax with respect to dividends and gains on our common shares, provided that such entity does not purchase our common shares with borrowed funds. However, if a U.S. tax-exempt entity realizes income with respect to our common shares under the CFC or RPII rules, as discussed above, such entity will be generally subject to U.S. federal income tax with respect to such income as UBTI. Accordingly, U.S. tax-exempt entities that are potential investors in our common shares should consider the possible application of the CFC and RPII rules.

You may be subject to additional U.S. federal income taxation with respect to distributions on and gains on dispositions of common shares under the passive foreign investment company (“PFIC”) rules.
       We believe that U.S. persons holding common shares acquired in this offering should not be subject to additional U.S. federal income taxation with respect to distributions on and gains on dispositions of common shares under the PFIC rules. We expect that our insurance subsidiaries will be predominantly engaged in an insurance business and will not hold reserves in excess of reasonable needs of their business, and therefore qualify for the insurance exception from the PFIC rules. However, the determination of the nature of such business and the reasonableness of such reserves is inherently factual. Furthermore, we cannot assure you, as to what positions the IRS or a court might take in the future regarding the application of the PFIC rules to us. Therefore, we can not assure you that we will not be considered to be a PFIC. If we are considered to be a PFIC, U.S. persons holding common shares could be subject to additional U.S. federal income taxation on distributions on and gains on dispositions of common shares. See “Certain Tax Considerations — U.S. Taxation of Holders — U.S. Holders — Passive Foreign Investment Companies.” Accordingly, each U.S. person who is considering an investment in common shares should consult his or her tax advisor as to the effects of the PFIC rules.
Application of a recently published IRS Revenue Ruling with respect to our insurance or reinsurance arrangements can materially adversely affect us and our shareholders.
       Recently, the IRS published Revenue Ruling 2005-40 (the “Ruling”) addressing the requirement of adequate risk distribution among insureds in order for a primary insurance arrangement to constitute insurance for U.S. federal income tax purposes. If the IRS successfully contends that our insurance or reinsurance arrangements, including such arrangements with affiliates of our principal shareholders, and with our U.S. subsidiaries, do not provide for adequate risk distribution under the principles set forth in the Ruling, we and our shareholders could be subject to material adverse U.S. federal income tax consequences, including taxation under PFIC rules. See “Certain Tax Considerations.”
Future U.S. legislative action or other changes in U.S. tax law might adversely affect us or our shareholders.
       The tax treatment of non-U.S. insurance companies and their U.S. insurance subsidiaries has been the subject of discussion and legislative proposals in the U.S. Congress. We cannot assure you that future legislative action will not increase the amount of U.S. tax payable by our non-U.S. companies, our U.S. subsidiaries or our shareholders. If this happens, our financial condition and results of operations could be materially adversely affected.
We may be subject to U.K. tax, which may have a material adverse effect on our results of operations.
       None of our companies are incorporated in the United Kingdom. Accordingly, none of our companies should be treated as being resident in the United Kingdom for corporation tax purposes unless our central management and control of any such company is exercised in the United Kingdom. The concept of central management and control is indicative of the highest level of control of a company, which is wholly a question of fact. Each of our companies currently intend to manage our affairs so that none of our companies are resident in the United Kingdom for tax purposes.
       The rules governing the taxation of foreign companies operating in the United Kingdom through a branch or agency were amended by the Finance Act 2003. The current rules apply to the accounting periods of non-U.K. resident companies which start on or after January 1, 2003. Accordingly, a non-U.K. resident company will only be subject to U.K. corporation tax if it carries on a trade in the United Kingdom through a permanent establishment in the United Kingdom. In that case, the company is, in broad terms, taxable on the profits and gains attributable to the permanent establishment in the United Kingdom. Broadly a company will have a permanent establishment if it has a fixed place of business in the United Kingdom through which the business of the company is wholly or partly carried on or if an agent acting on behalf of the company habitually exercises authority in the United Kingdom to do business on behalf of the company. Each of our companies, other than Allied World Assurance Company (Reinsurance) Limited and Allied World Assurance Company (Europe) Limited (which have established branches in the United Kingdom), currently intend that we will operate in such a manner so that none of our companies, other than Allied World Assurance Company (Reinsurance) Limited and Allied World Assurance Company (Europe) Limited, carry on a trade through a permanent establishment in the United Kingdom.
       If any of our U.S. subsidiaries were trading in the United Kingdom through a branch or agency and the U.S. subsidiaries were to qualify for benefits under the applicable income tax treaty between the United Kingdom and the United States, only those profits which were attributable to a permanent establishment in the United Kingdom would be subject to U.K. corporation tax.
       If Allied World Assurance Holdings (Ireland) Ltd was trading in the United Kingdom through a branch or agency and it was entitled to the benefits of the tax treaty between Ireland and the United Kingdom, it would only be subject to U.K. taxation on its profits which were attributable to a permanent establishment in the United Kingdom. The branches established in the United Kingdom by Allied World Assurance Company (Reinsurance) Limited and Allied World Assurance Company (Europe) Limited constitute a permanent establishment of those companies and the profits attributable to those permanent establishments are subject to U.K. corporation tax.
       The United Kingdom has no income tax treaty with Bermuda.
       There are circumstances in which companies that are neither resident in the United Kingdom nor entitled to the protection afforded by a double tax treaty between the United Kingdom and the jurisdiction in which they are resident may be exposed to income tax in the United Kingdom (other than by deduction or withholding) on the profits of a trade carried on there even if that trade is not carried on through a branch or agency, but each of our companies currently intend to operate in such a manner that none of our companies will fall within the charge to income tax in the United Kingdom (other than by deduction or withholding) in this respect.
       If any of our companies were treated as being resident in the United Kingdom for U.K. corporation tax purposes, or if any of our companies, other than Allied World Assurance Company (Reinsurance) Limited and Allied World Assurance Company (Europe) Limited, were to be treated as carrying on a trade in the United Kingdom through a branch or agency or of having a permanent establishment in the United Kingdom, our results of operations and your investments could be materially adversely affected.
We may be subject to Irish tax, which may have a material adverse effect on our results of operations.
       Companies resident in Ireland are generally subject to Irish corporation tax on their worldwide income and capital gains. None of our companies, other than our Irish companies and Allied World Assurance Holdings (Ireland) Ltd, which resides in Ireland, should be treated as being resident in Ireland unless our central management and control is exercised in Ireland. The concept of central management and control is indicative of the highest level of control of a company, and is wholly a question of fact. Each of our companies, other than Allied World Assurance Holdings (Ireland) Ltd and our Irish companies, currently intend to operate in such a manner so that the central management and control of each of our companies, other than Allied World Assurance Holdings (Ireland) Ltd and our Irish companies, is exercised outside of Ireland. Nevertheless, because central management and control is a question of fact to be determined based on a number of different factors, the Irish Revenue Commissioners might contend successfully that the central management and control of any of our companies, other than Allied World Assurance Holdings (Ireland) Ltd or our Irish companies, is exercised in Ireland. Should this occur, such company will be subject to Irish corporation tax on their worldwide income and capital gains.
       The trading income of a company not resident in Ireland for Irish tax purposes can also be subject to Irish corporation tax if it carries on a trade through a branch or agency in Ireland. Each of our companies currently intend to operate in such a manner so that none of our companies carry on a trade through a branch or agency in Ireland. Nevertheless, because neither case law nor Irish legislation definitively defines the activities that constitute trading in Ireland through a branch or agency, the Irish Revenue Commissioners might contend successfully that any of our companies, other than Allied World Assurance Holdings (Ireland) Ltd and our Irish companies, is trading through a branch or agency in Ireland. Should this occur, such companies will be subject to Irish corporation tax on profits attributable to that branch or agency.
       If any of our companies, other than Allied World Assurance Holdings (Ireland) Ltd and our Irish companies, were treated as resident in Ireland for Irish corporation tax purposes, or as carrying on a trade in Ireland through a branch or agency, our results of operations and your investment could be materially adversely affected.
If corporate tax rates in Ireland increase, our business and financial results could be adversely affected.
       Trading income derived from the insurance and reinsurance businesses carried on in Ireland by our Irish companies is generally taxed in Ireland at a rate of 12.5%. Over the past number of years, various European Union Member States have, from time to time, called for harmonization of corporate tax rates within the European Union. Ireland, along with other member states, has consistently resisted any movement towards standardized corporate tax rates in the European Union. The Government of Ireland has also made clear its commitment to retain the 12.5% rate of corporation tax until at least the year 2025. Should, however, tax laws in Ireland change so as to increase the general corporation tax rate in Ireland, our results of operations could be materially adversely affected.
If investments held by our Irish companies are determined not to be integral to the insurance and reinsurance businesses carried on by those companies, additional Irish tax could be imposed and our business and financial results could be adversely affected.
       Based on administrative practice, taxable income derived from investments made by our Irish companies is generally taxed in Ireland at the rate of 12.5% on the grounds that such investments either form part of the permanent capital required by regulatory authorities, or are otherwise integral to the insurance and reinsurance businesses carried on by those companies. Our Irish companies intend to operate in such a manner so that the level of investments held by such companies does not exceed the amount that is integral to the insurance and reinsurance businesses carried on by our Irish companies. If, however, investment income earned by our Irish companies exceeds these thresholds, or if the administrative practice of the Irish Revenue Commissioners changes, Irish corporations tax could apply to such investment income at a higher rate (currently 25%) instead of the general 12.5% rate, and our results of operations could be materially adversely affected.
We may become subject to taxes in Bermuda after March 28, 2016, which may have a material adverse effect on our results of operations and our investment.
       The Bermuda Minister of Finance, under the Exempted Undertakings Tax Protection Act, 1966 of Bermuda, has given each of Allied World Assurance Company Holdings, Ltd, Allied World Assurance Company, Ltd and Allied World Assurance Holdings (Ireland) Ltd an assurance that if any legislation is enacted in Bermuda that would impose tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax will not be applicable to Allied World Assurance Company Holdings, Ltd, Allied World Assurance Company, Ltd and Allied World Assurance Holdings (Ireland) Ltd or any of their operations, shares, debentures or other obligations until March 28, 2016. See “Certain Tax Considerations—Taxation of Our Companies—Bermuda.” Given the limited duration of the Minister of Finance’s assurance, we cannot be certain that we will not be subject to any Bermuda tax after March 28, 2016.
The Organization for Economic Cooperation and Development and the European Union are considering measures that might increase our taxes and reduce our net income.
       The Organization for Economic Cooperation and Development (the “OECD”) has published reports and launched a global dialogue among member and non-member countries on measures to limit harmful tax competition. These measures are largely directed at counteracting the effects of tax havens and preferential tax regimes in countries around the world. In the OECD’s report dated April 18, 2002 and updated as of June 2004 and November 2005 via a “Global Forum,” Bermuda was not listed as an uncooperative tax haven jurisdiction because it had previously committed to eliminate harmful tax practices and to embrace international tax standards for transparency, exchange of information and the elimination of any aspects of the regimes for financial and other services that attract business with no substantial domestic activity. We are not able to predict what changes will arise from the commitment or whether such changes will subject us to additional taxes.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
       Some of the statements in “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and elsewhere in this prospectus include forward-looking statements that reflect our current views with respect to future events and financial performance. These statements include in general forward-looking statements both with respect to us and the insurance industry. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “seek,” “will” and similar statements of a future or forward-looking nature identify forward-looking statements for purposes of the U.S. federal securities laws and otherwise.
       All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are important factors that could cause actual results to differ materially from those indicated in those statements. In addition to the factors described in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” we believe that these factors include, but are not limited to, the following:

•	changes in our ultimate liability due to recent weather-related losses,

•	the inability to obtain or maintain financial strength ratings by one or more of our insurance subsidiaries,

•	changes in insurance or financial rating agency policies or practices,

•	the adequacy of our loss reserves and the need to adjust such reserves as claims develop over time,

•	the impact of investigations of possible anti-competitive practices by the company,

•	the effects of investigations into market practices, in particular insurance and insurance brokerage practices, together with any legal or regulatory proceedings, related settlements and industry reform or other changes arising therefrom,

•	greater frequency or severity of claims and loss activity, including as a result of natural or man-made catastrophic events, than our underwriting, reserving or investment practices have anticipated,

•	the impact of acts of terrorism, political unrest and acts of war,

•	the effects of terrorist-related insurance legislation and laws,

•	the effectiveness of our loss limitation methods,

•	dependence on affiliates of one of our principal shareholders to provide us with certain administrative services,

•	changes in the availability or creditworthiness of our brokers or reinsurers,

•	changes in the availability, cost or quality of reinsurance coverage,

•	changes in general economic conditions, including inflation, foreign currency exchange rates, interest rates, prevailing credit terms and other factors that could affect our investment portfolio,

•	changes in agreements and business relationships with affiliates of some of our principal shareholders,

•	loss of key personnel,

•	decreased level of demand for direct property and casualty insurance or reinsurance or increased competition due to an increase in capacity of property and casualty insurers or reinsurers,

•	the effects of competitors’ pricing policies and of changes in laws and regulations on competition, including industry consolidation and development of competing financial products,

•	changes in Bermuda law or regulation or the political stability of Bermuda,

•	changes in legal, judicial and social conditions,

•	if we or one of our non-U.S. subsidiaries become subject to significant, or significantly increased, income taxes in the United States or elsewhere and

•	changes in regulations or tax laws applicable to us, our subsidiaries, brokers, customers or U.S. insurers or reinsurers.
       The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

USE OF PROCEEDS
       The net proceeds to us from the sale by us of our common shares in this offering, after deducting underwriting discounts and commissions and the estimated expenses of the offering payable by us, will be approximately $274.0 million. We intend to use half of the net proceeds from this offering to repay a portion of our bank loan, which matures March 30, 2012, and through March 31, 2006 carried an average floating rate of interest of 4.30%, and to use the remainder for general corporate purposes, including to increase the capital of our subsidiaries. We will pay specified fees and expenses related to this offering. The total fees and expenses, including underwriting discounts and commissions, to be paid by us are estimated to be $25.2 million.

DIVIDEND POLICY
       Our board of directors currently intends to authorize the payment of a quarterly cash dividend of approximately $0.13 per common share to our shareholders of record, beginning in the first full fiscal quarter following the completion of this offering. The declaration and payment of dividends to holders of common shares will be at the discretion of our board of directors and will be dependent on our results of operations and cash flows, our financial position and capital requirements, general business conditions, legal, tax, regulatory and any contractual restrictions on the payment of dividends and any other factors our board of directors deems relevant.
       Allied World Assurance Company Holdings, Ltd is a holding company, and as such has no substantial operations of its own. It does not have any significant assets other than its ownership of the shares of its direct and indirect subsidiaries, including Allied World Assurance Company, Ltd, Allied World Assurance Holdings (Ireland) Ltd, Allied World Assurance Company (Europe) Limited, Allied World Assurance Company (U.S.) Inc., Newmarket Underwriters Insurance Company and Allied World Assurance Company (Reinsurance) Limited. Dividends and other permitted distributions from insurance subsidiaries are expected to be the sole source of funds for Allied World Assurance Company Holdings, Ltd to meet any ongoing cash requirements, including any debt service payments and other expenses, and to pay any dividends to shareholders. Bermuda law, including Bermuda insurance regulations and the Companies Act, restricts the declaration and payment of dividends and the making of distributions by Allied World Assurance Company Holdings, Ltd, Allied World Assurance Company, Ltd, and Allied World Assurance Holdings (Ireland) Ltd, unless specified requirements are met. Allied World Assurance Company, Ltd is prohibited from paying dividends of more than 25% of its total statutory capital and surplus (as shown in its previous financial year’s statutory balance sheet) unless it files with the Bermuda Monetary Authority at least seven days before payment of such dividend an affidavit stating that the declaration of such dividends has not caused it to fail to meet its minimum solvency margin and minimum liquidity ratio. Allied World Assurance Company, Ltd is also prohibited from declaring or paying dividends without the approval of the Bermuda Monetary Authority if Allied World Assurance Company, Ltd failed to meet its minimum solvency margin and minimum liquidity ratio on the last day of the previous financial year. Furthermore, in order to reduce its total statutory capital by 15% or more, Allied World Assurance Company, Ltd would require the prior approval of the Bermuda Monetary Authority. In addition, Bermuda corporate law prohibits a company from declaring or paying a dividend if there are reasonable grounds for believing that (i) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) the realizable value of the company’s assets would thereby be less than the aggregate of its liabilities, its issued share capital and its share premium accounts. The inability of Allied World Assurance Company, Ltd or Allied World Assurance Holdings (Ireland) Ltd to pay dividends in an amount sufficient to enable Allied World Assurance Company Holdings, Ltd to meet its cash requirements at the holding company level could have a material adverse effect on our ability to declare and pay dividends to our shareholders.
       In addition, Allied World Assurance Company (Europe) Limited, Allied World Assurance Company (Reinsurance) Limited, Allied World Assurance Company (U.S.) Inc. and Newmarket Underwriters Insurance Company are subject to significant regulatory restrictions limiting their ability to declare and pay dividends. In particular, payments of dividends by Allied World Assurance Company (U.S.) Inc. and Newmarket Underwriters Insurance Company are subject to restrictions on statutory surplus pursuant to Delaware law and New Hampshire law, respectively. Both states require prior regulatory approval of any payment of extraordinary dividends.

CAPITALIZATION
       The following table sets forth our consolidated capitalization as of March 31, 2006 (i) on an historical basis, (ii) as adjusted to reflect a charge of approximately $2.8 million resulting from the conversion of our book value equity compensation plans to market value plans upon completion of this offering and (iii) as further adjusted to give effect to this offering of our common shares by us and the application of the net proceeds thereof. This table should be read in conjunction with “Selected Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

				As Further
	Actual	As Adjusted,		Adjusted,
	March 31,	March 31,		March 31,
	2006	2006		2006

	($ in millions)
Long-term debt	$500	$500		$363
Shareholders’ equity:
Common shares, $0.03 par value per share, outstanding 50,162,842 (as further adjusted: 58,962,842)(1)	1	1		2	(2)
Additional paid-in capital	1,489	1,489		1,762	(2)
Retained earnings	54	51	(3)	51	(3)
Accumulated other comprehensive income	(65)	(65)		(65)

Total shareholders’ equity	$1,479	$1,476		$1,750

Total capitalization	$1,979	$1,976		$2,113	(4)

(1)	Excludes: 5,500,000 common shares issuable upon the exercise of warrants granted to our principal shareholders, exercisable at an exercise price of $34.20 per share; 2,000,000 common shares reserved for issuance pursuant to the Allied World Assurance Company Holdings, Ltd Amended and Restated 2001 Stock Option Plan, of which 1,182,984 common shares will be issuable upon exercise of stock options granted to employees, which options will be exercisable over ten years from the date of grant, at exercise prices ranging from $23.61 to $35.01 per share; and 2,000,000 common shares reserved for issuance pursuant to the Allied World Assurance Company Holdings, Ltd Amended and Restated 2004 Stock Incentive Plan, of which 213,447 restricted stock units were issued. See a detailed description of these plans in “Management — Executive Compensation.”

(2)	Includes 8,800,000 common shares issued upon completion of this offering, net of estimated offering expenses and underwriting discounts and commissions of $25.2 million.

(3)	Includes a $2.8 million non-cash compensation charge resulting from the conversion of our book value equity compensation plans to market value plans upon completion of this offering.

(4)	Does not give effect to the registered public offering of up to $500 million aggregate principal amount of senior notes which the company intends to complete following the closing of this offering, the net proceeds of which are expected to be used to repay the remaining portion of the company’s outstanding bank debt and for general corporate purposes.

DILUTION
       The initial public offering price per common share is higher than our net tangible book value per share. Net tangible book value per common share represents the amount of tangible assets less total liabilities, divided by the number of common shares outstanding. Dilution in net tangible book value per common share represents the difference between (1) the amount per common share paid by purchasers of our common shares in this offering and (2) the net tangible book value per common share immediately after this offering. As of March 31, 2006, our net tangible book value was approximately $1,475 million or $29.40 per common share. After giving effect to the issuance of 8,800,000 of our common shares at the initial public offering price and the application of the net proceeds therefrom, and the charge of approximately $2.8 million resulting from the conversion of our book value equity compensation plans to market value plans upon completion of this offering, our net tangible book value as of March 31, 2006 would have been $1,746 million, or $29.61 per common share. This amount represents an immediate increase of $0.21 per common share to the existing shareholders and an immediate dilution of $4.39 per common share issued to the new investors purchasing the shares offered hereby at the initial public offering price. The following table illustrates this per share dilution:

Initial offering price per common share	$34.00
Net tangible book value per share before the offering	29.40
Increase attributable to the offering	0.21
Net tangible book value per common share after the offering	29.61
Dilution per common share to new investors	4.39

	Common Shares
	Issued		Total Consideration		Average
					Price per
	Number	Percent	Amount	Percent	Share

Existing shareholders	50,162,842	85.1%	$1,715,570,040	85.1%	$34.20
New investors	8,800,000	14.9%	299,200,000	14.9%	34.00
Total	58,962,842	100.0%	2,014,770,040	100.0%	34.17

This table does not give effect to:

•	common shares that may be issued pursuant to the underwriters’ over-allotment option,

•	5,500,000 common shares that may be issued pursuant to the exercise of our founders’ warrants, at an exercise price of $34.20 per share,

•	1,182,984 common shares that may be issued pursuant to employee warrants outstanding as of March 31, 2006 at an exercise price of $23.61 - $35.01 per share,

•	213,447 restricted stock units that had been granted as of March 31, 2006, and

•	additional common shares available for future issuance under our stock option, stock incentive plan and long-term incentive plan.

SELECTED CONSOLIDATED FINANCIAL INFORMATION
       The following table sets forth our summary historical statement of operations data for the three months ended March 31, 2006 and 2005 and for the years ended December 31, 2005, 2004, 2003, 2002 and 2001, as well as our summary balance sheet data as of March 31, 2006 and December 31, 2005, 2004, 2003, 2002 and 2001. Statement of operations data for the three months ended March 31, 2006 and 2005 and balance sheet data as of March 31, 2006 are derived from our unaudited financial statements included elsewhere in this prospectus, which have been prepared in accordance with U.S. GAAP. Statement of operations data for the years ended December 31, 2005, 2004 and 2003 and balance sheet data as of December 31, 2005 and 2004 are derived from our audited consolidated financial statements included elsewhere in this prospectus, which have been prepared in accordance with U.S. GAAP. Statement of operations data for the years ended December 31, 2002 and 2001 and balance sheet data as of December 31, 2003, 2002 and 2001 are derived from our audited consolidated financial statements not included in this prospectus, which have been prepared in accordance with U.S. GAAP. These historical results are not necessarily indicative of results to be expected from any future period. For further discussion of this risk see “Risk Factors.” You should read the following summary consolidated financial information together with the other information contained in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus.

	Three Months Ended
	March 31,		Year Ended December 31,

	2006	2005	2005	2004	2003	2002	2001

	($ in millions, except per share amounts and ratios)
Summary Statement of Operations Data:
Gross premiums written	$498.1	$505.3	$1,560.3	$1,708.0	$1,573.7	$922.5	$12.1

Net premiums written	$427.5	$438.7	$1,222.0	$1,372.7	$1,346.5	$846.0	$12.1

Net premiums earned	$308.9	$324.1	$1,271.5	$1,325.5	$1,167.2	$434.0	$0.4
Net investment income	62.0	40.3	178.6	129.0	101.0	81.6	2.2
Net realized investment (losses) gains	(5.2)	(2.5)	(10.2)	10.8	13.4	7.1	—
Net losses and loss expenses	206.0	238.4	1,344.6	1,013.4	762.1	304.0	0.2
Acquisition costs	36.5	36.5	143.4	170.9	162.6	58.2	—
General and administrative expenses	20.3	20.9	94.3	86.3	66.5	31.5	0.6
Foreign exchange loss (gain)	0.5	0.1	2.2	(0.3)	(4.9)	(1.5)	—
Interest expense	6.5	—	15.6	—	—	—	—
Income tax (recovery) expense	(2.2)	1.6	(0.4)	(2.2)	6.9	2.9	—

Net income (loss)	$98.1	$64.4	$(159.8)	$197.2	$288.4	$127.6	$1.8

Per Share Data:
Earnings (loss) per share:(1)
Basic	$1.96	$1.28	$(3.19)	$3.93	$5.75	$2.55	$0.04
Diluted	1.94	1.28	(3.19)	3.83	5.66	2.55	0.04
Weighted average number of common shares outstanding:
Basic	50,162,842	50,162,842	50,162,842	50,162,842	50,162,842	50,089,767	50,016,642
Diluted	50,485,556	50,455,313	50,162,842	51,425,389	50,969,715	50,089,767	50,016,642
Dividends paid per share	—	—	$9.93	—	—	—	—

	Three Months
	Ended
	March 31,		Year Ended December 31,

	2006	2005	2005	2004	2003	2002	2001

Selected Ratios:
Loss ratio(2)	66.7%	73.6%	105.7%	76.5%	65.3%	70.1%	55.2%
Acquisition cost ratio(3)	11.8	11.2	11.3	12.9	13.9	13.4	6.5
General and administrative expense ratio(4)	6.6	6.5	7.4	6.5	5.7	7.3	152.8
Expense ratio(5)	18.4	17.7	18.7	19.4	19.6	20.7	159.3
Combined ratio(6)	85.1	91.3	124.4	95.9	84.9	90.8	214.5

	As of March 31,	As of December 31,

	2006	2005	2004	2003	2002	2001

	($ in millions, except per share amounts)
Selected Balance Sheet Data:
Cash and cash equivalents	$188.6	$172.4	$190.7	$66.1	$87.9	$1,492.1
Investments at fair market value	4,796.1	4,687.4	4,087.9	3,184.9	2,129.9	411.1
Reinsurance recoverable	664.0	716.3	259.2	93.8	10.6	—
Total assets	6,642.3	6,610.5	5,072.2	3,849.0	2,560.3	1,916.4
Reserve for losses and loss expenses	3,421.0	3,405.4	2,037.1	1,058.7	310.5	0.2
Unearned premiums	852.7	740.1	795.3	725.5	475.8	11.7
Total debt	500.0	500.0	—	—	—	—
Total shareholders’ equity	1,478.9	1,420.3	2,138.5	1,979.1	1,682.4	1,490.4
Book value per share:(7)
Basic	$29.48	$28.31	$42.63	$39.45	$33.59	$29.80
Diluted	29.29	28.20	41.58	38.83	33.59	29.80

(1)	Earnings (loss) per share is a measure based on our net income (loss) divided by our weighted average common shares outstanding. Basic earnings (loss) per share is defined as net income (loss) available to common shareholders divided by the weighted average number of common shares outstanding for the period, giving no effect to dilutive securities. Diluted earnings (loss) per share is defined as net income (loss) available to common shareholders divided by the weighted average number of common shares and common share equivalents outstanding calculated using the treasury stock method for all potentially dilutive securities, including warrants and restricted stock units. When the effect of dilutive securities would be anti-dilutive, these securities are excluded from the calculation of diluted earnings (loss) per share. Certain warrants that were anti-dilutive were excluded from the calculation of the diluted earnings (loss) per share for the three months ended March 31, 2006 and for the year ended December 31, 2004. No common share equivalents were included in calculating the diluted earnings per share for the year ended December 31, 2005 as there was a net loss for this period, and any additional shares would prove to be anti-dilutive.

(2)	Calculated by dividing net losses and loss expenses by net premiums earned.

(3)	Calculated by dividing acquisition costs by net premiums earned.

(4)	Calculated by dividing general and administrative expenses by net premiums earned.

(5)	Calculated by combining the acquisition cost ratio and the general and administrative expense ratio.

(6)	Calculated by combining the loss ratio, acquisition cost ratio and general and administrative expense ratio.

(7)	Basic book value per share is defined as total shareholders’ equity available to common shareholders divided by the number of common shares outstanding as at the end of the period, giving no effect to dilutive securities. Diluted book value per share is defined as total shareholders’ equity available to common shareholders divided by the number of common shares and common share equivalents outstanding at the end of the period, calculated using the treasury stock method for all potentially dilutive securities, including warrants and restricted stock units. When the effect of dilutive securities would be anti-dilutive, these securities are excluded from the calculation of diluted book value per share. Certain warrants that were anti-dilutive were excluded from the calculation of the diluted book value per share as of March 31, 2006 and December 31, 2005 and 2004.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
       The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or included elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. Please see the “Cautionary Statement Regarding Forward-Looking Statements” for more information. You should review the “Risk Factors” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements.
Overview
Our Business
       We were formed in November 2001 by a group of investors, including AIG, Chubb, the Goldman Sachs Funds and the Securitas Capital Fund, to respond to a global reduction in insurance industry capital and a disruption in available insurance and reinsurance coverage. As of March 31, 2006, we had $6,642 million of total assets, $1,479 million of shareholders’ equity and $1,979 million of total capital. We write a diversified portfolio of property and casualty insurance and reinsurance lines of business internationally through our insurance subsidiaries or branches based in Bermuda, the United States, Ireland and the United Kingdom. We manage our business through three operating segments: property, casualty and reinsurance.
Relevant Factors
Revenues
       We derive our revenues primarily from premiums on our insurance policies and reinsurance contracts, net of any reinsurance or retrocessional coverage purchased. Insurance and reinsurance premiums are a function of the amounts and types of policies and contracts we write, as well as prevailing market prices. Our prices are determined before our ultimate costs, which may extend far into the future, are known. In addition, our revenues include income generated from our investment portfolio, consisting of net investment income and net realized gains or losses. Our investment portfolio is currently comprised primarily of fixed maturity investments, the income from which is a function of the size of invested assets and relevant interest rates.
Expenses
       Our expenses consist largely of net losses and loss expenses, acquisition costs and general and administrative expenses. Net losses and loss expenses are comprised of paid losses and reserves for losses less recoveries from reinsurers. Losses and loss expense reserves are estimated by management and reflect our best estimate of ultimate losses and costs arising during the reporting period and revisions of prior period estimates. In accordance with U.S. GAAP, we reserve for catastrophic losses as soon as the loss event is known to have occurred. There were an exceptional number and intensity of storms during the year ended December 31, 2005, and we have estimated property losses from Hurricanes Katrina, Rita and Wilma and Windstorm Erwin of $469.4 million net of reinsurance recoverables. Acquisition costs consist principally of commissions and brokerage expenses that are typically a percentage of the premiums on insurance policies or reinsurance contracts written, net of any commissions received by us on risks ceded to reinsurers. General and administrative expenses include fees paid to subsidiaries of AIG in return for the provision of various administrative services. Prior to January 1, 2006, these fees were based on a percentage of our gross premiums written. Effective January 1, 2006, our administrative services agreements with AIG subsidiaries were amended and now contain both cost-plus and flat-fee arrangements for a more limited range of services. The services no longer included within the agreements are now provided through additional staff and infrastructure of the company. General and administrative expenses include personnel expenses, professional fees, rent and other general operating expenses. As a result of this offering, we anticipate increases in general and administrative expenses as we add personnel and become subject to reporting regulations applicable to publicly-held companies.
Critical Accounting Policies
       It is important to understand our accounting policies in order to understand our financial position and results of operations. Our consolidated financial statements reflect determinations that are inherently subjective in nature and require management to make assumptions and best estimates to determine the reported values. If events or other factors, including those described in “Risk Factors,” cause actual results to differ materially from management’s underlying assumptions or estimates, there could be a material adverse effect on our financial condition or results of operations. The following are the accounting policies that, in management’s judgment, are critical due to the judgments, assumptions and uncertainties underlying the application of those policies and the potential for results to differ from management’s assumptions. If actual events differ from the underlying assumptions or estimates, there could be a material impact on our results of operations, financial condition or liquidity.
Reserve for Losses and Loss Expenses
       The reserve for losses and loss expenses is comprised of two main elements: outstanding loss reserves, also known as “case reserves,” and reserves for losses incurred but not reported, also known as “IBNR”. Outstanding loss reserves relate to known claims and represent management’s best estimate of the likely loss settlement. Thus, there is a significant amount of estimation involved in determining the likely loss payment. IBNR reserves require substantial judgment because they relate to unreported events that, based on industry information, management’s experience and actuarial evaluation, can reasonably be expected to have occurred and are reasonably likely to result in a loss to our company.
       Reserves for losses and loss expenses as of March 31, 2006 and December 31, 2005, 2004 and 2003 were comprised of the following:

	March 31,	December 31,
	2006	2005	2004	2003

	($ in millions)
Case reserves	$933.3	$921.2	$321.9	$152.0
IBNR	2,487.6	2,484.2	1,715.2	906.7

Reserve for losses and loss expenses	3,420.9	3,405.4	2,037.1	1,058.7
Reinsurance recoverables	(664.0)	(716.3)	(259.2)	(93.8)

Net reserve for losses and loss expenses	$2,756.9	$2,689.1	$1,777.9	$964.9

       IBNR reserves are estimated for each business segment based on various factors, including underwriters’ expectations about loss experience, actuarial analysis, comparisons with industry benchmarks and loss experience to date. Our actuaries employ generally accepted actuarial methodologies to determine estimated ultimate expected losses and loss expenses. The IBNR reserve is calculated by reducing these estimated ultimate losses and loss expenses by the cumulative paid amount of losses and loss expenses and the current carried outstanding loss reserves for losses and loss expenses. The adequacy of our reserves is tested quarterly by our actuaries. At the completion of each quarterly review of the reserves, a reserve analysis and memorandum are written and reviewed with our loss reserve committee. This committee determines management’s best estimate for loss and loss expense reserves based upon the reserve analysis and memorandum. A loss reserve study is prepared by an independent actuary annually in order to provide additional insight into the reasonableness of our reserves for losses and loss expenses.
       Estimating reserves for our property segment relies primarily on traditional loss reserving methodologies, utilizing selected paid and reported loss development factors. In property lines of business, claims are generally reported and paid within a relatively short period of time (“shorter tail lines”) during and following the policy coverage period. This enables us to determine with greater certainty our estimate of ultimate losses and loss expenses.
       Our casualty segment includes general liability risks, healthcare and professional liability risks, such as directors and officers and errors and omissions risks. Our average attachment points for these lines is high, making reserving for these lines of business more difficult. Claims may be reported several years after the coverage period has terminated (“longer tail lines”). We establish a case reserve when sufficient information is gathered to make a reasonable estimate of the liability, often requiring a significant amount of information and time. Due to the lengthy reporting pattern of these casualty lines, reliance is placed on industry benchmarks of expected loss ratios and reporting patterns in addition to our own experience.
       Our reinsurance segment is a composition of shorter tail lines similar to our property segment and longer tail lines similar to our casualty segment. Our reinsurance treaties are reviewed individually, based upon individual characteristics and loss experience emergence.
       Loss reserves on assumed reinsurance have unique features that make them more difficult to estimate. Reinsurers have to rely upon the cedents and reinsurance intermediaries to report losses in a timely fashion. Reinsurers must rely upon cedents to price the underlying business appropriately. Reinsurers have less predictable loss emergence patterns than direct insurers, particularly when writing excess of loss treaties.
       For excess of loss treaties, cedents generally are required to report losses that either exceed 50% of the retention, have a reasonable probability of exceeding the retention or meet serious injury reporting criteria in a timely fashion. All reinsurance claims that are reserved are reviewed at least every six months. For proportional treaties, cedents are required to give a periodic statement of account, generally monthly or quarterly. These periodic statements typically include information regarding written premiums, earned premiums, unearned premiums, ceding commissions, brokerage amounts, applicable taxes, paid losses and outstanding losses. They can be submitted 60 to 90 days after the close of the reporting period. Some proportional treaties have specific language regarding earlier notice of serious claims. Generally our reinsurance treaties contain an arbitration clause to resolve disputes. Since our inception, there has been one dispute, which was resolved through arbitration. Currently there are no material disputes outstanding.
       Reinsurance generally has a greater time lag than direct insurance in the reporting of claims. There is the lag caused by the claim first being reported to the cedent, then the intermediary (such as a broker) and finally the reinsurer. This lag can be three to six months. There is also a lag because the insurer may not be required to report claims to the reinsurer until certain reporting criteria are met. In some instances this could be several years, while a claim is being litigated. We use reporting factors from the Reinsurance Association of America to adjust for this time lag. We also use historical treaty-specific reporting factors when applicable. Loss and premium information are entered into our reinsurance system by our claims department and our accounting department on a timely basis. To date, there has not been any significant backlog.
       We record the individual case reserves sent to us by the cedents through the reinsurance intermediaries. Individual claims are reviewed by our reinsurance claims department and additional case reserves are established as deemed appropriate. The loss data received from the intermediaries is checked for reasonability and also for known events. The loss listings are reviewed when performing regular claim audits.

       The expected loss ratios that we assign to each treaty are based upon analysis and modeling performed by a team of actuaries. The historical data reviewed by the team of pricing actuaries is considered in setting the reserves for all treaty years with each cedent. The historical data in the submissions is matched against our carried reserves for our historical treaty years.
       Loss reserves do not represent an exact calculation of liability. Rather, loss reserves are estimates of what we expect the ultimate resolution and administration of claims will cost. These estimates are based on actuarial and statistical projections and on our assessment of currently available data, as well as estimates of future trends in claims severity and frequency, judicial theories of liability and other factors. Loss reserve estimates are refined as experience develops and as claims are reported and resolved. In addition, the relatively long periods between when a loss occurs and when it may be reported to our claims department for our casualty lines of business also increase the uncertainties of our reserve estimates in such lines.
       The following tables provide our ranges of loss and loss expense reserve estimates by business segment as of March 31, 2006:

	Reserve for Losses and Loss Expenses
	Gross of Reinsurance Recoverable

	Carried Reserves	Low Estimate	High Estimate

	($ in millions)
Property	$990.9	$803.5	$1,121.6
Casualty	1,622.7	1,169.1	1,781.5
Reinsurance	807.3	604.6	852.7
Consolidated reserves and estimates(1)	$3,420.9	$2,749.8	$3,583.3

	Reserve for Losses and Loss Expenses
	Net of Reinsurance Recoverable

	Carried Reserves	Low Estimate	High Estimate

	($ in millions)
Property	$525.3	$447.0	$608.9
Casualty	1,480.3	1,056.6	1,627.1
Reinsurance	751.3	556.8	793.0
Consolidated reserves and estimates(1)	$2,756.9	$2,202.3	$2,887.2

(1)	For statistical reasons, it is not appropriate to add together the ranges of each business segment in an effort to determine the low and high range around the consolidated loss reserves.
       Our range for each business segment was determined by utilizing multiple actuarial loss reserving methods along with varying assumptions of reporting patterns and expected loss ratios by loss year. In addition, for Hurricanes Katrina, Rita and Wilma, we have reviewed our insured risks in the exposed areas and the potential losses to each risk. These hurricanes have caused us to have relatively wide ranges for the property lines reflecting the uncertainty of the ultimate losses from these storms. The various outcomes of these techniques were combined to determine a reasonable range of required loss and loss expense reserves.
       We utilize a variety of standard actuarial methods in our analysis. The selections from these various methods are based on the loss development characteristics of the specific line of business. For lines of business with extremely long reporting periods such as casualty reinsurance, we may rely more on an expected loss ratio method (as described below) until losses begin to develop. The actuarial methods we utilize include:
       Paid Loss Development Method. We estimate ultimate losses by calculating past paid loss development factors and applying them to exposure periods with further expected paid loss development. The paid loss development method assumes that losses are paid at a consistent rate. It provides an objective test of reported loss projections because paid losses contain no reserve estimates. In some circumstances, paid losses for recent periods may be too varied for accurate predictions. For many coverages, claim payments are made very slowly and it may take years for claims to be fully reported and settled. These payments may be unreliable for determining future loss projections because of shifts in settlement patterns or because of large settlements in the early stages of development. Choosing an appropriate “tail factor” to determine the amount of payments from the latest development period to the ultimate development period may also require considerable judgment, especially for coverages which have long payment patterns. As we have limited payment history, we have had to supplement our loss development patterns with other methods.
       Reported Loss Development Method. We estimate ultimate losses by calculating past reported loss development factors and applying them to exposure periods with further expected reported loss development. Since reported losses include payments and case reserves, changes in both of these amounts are incorporated in this method. This approach provides a larger volume of data to estimate ultimate losses than paid loss methods. Thus, reported loss patterns may be less varied than paid loss patterns, especially for coverages that have historically been paid out over a long period of time but for which claims are reported relatively early and case loss reserve estimates established. This method assumes that reserves have been established using consistent practices over the historical period that is reviewed. Changes in claims handling procedures, large claims or significant numbers of claims of an unusual nature may cause results to be too varied for accurate forecasting. Also, choosing an appropriate “tail factor” to determine the change in reported loss from that latest development period to the ultimate development period may require considerable judgment. As we have limited reported history, we have had to supplement our loss development patterns with appropriate benchmarks.
       Expected Loss Ratio Method. To estimate ultimate losses under the expected loss ratio method, we multiply earned premiums by an expected loss ratio. The expected loss ratio is selected utilizing industry data, historical company data and professional judgment. This method is particularly useful for new insurance companies or new lines of business where there are no historical losses or where past loss experience is not credible.
       Bornhuetter-Ferguson Paid Loss Method. The Bornhuetter-Ferguson paid loss method is a combination of the paid loss development method and the expected loss ratio method. The amount of losses yet to be paid is based upon the expected loss ratios. These expected loss ratios are modified to the extent paid losses to date differ from what would have been expected to have been paid based upon the selected paid loss development pattern. This method avoids some of the distortions that could result from a large development factor being applied to a small base of paid losses to calculate ultimate losses. This method will react slowly if actual loss ratio ratios develop differently because of major changes in rate levels, retentions or deductibles, the forms and conditions of reinsurance coverage, the types of risks covered or a variety of other changes.
       Bornhuetter-Ferguson Reported Loss Method. The Bornhuetter-Ferguson reported loss method is similar to the Bornhuetter-Ferguson paid loss method with the exception that it uses reported losses and reported loss development factors.
       Our selection of the actual carried reserves has typically been above the midpoint of the range. We believe that we should be conservative in our reserving practices due to the lengthy reporting patterns and relatively large limits of net liability for any one risk of our direct excess casualty business and of our casualty reinsurance business. Thus, due to this uncertainty regarding estimates for reserve for losses and loss expenses, we have historically carried our reserve for losses and loss expenses 4% to 11% above the mid-point of the low and high estimates. A provision for uncertainty is embedded in our reserves through our selection of the high estimate for long-tail lines of business. We believe that relying on the most conservative actuarial indications for these lines of business is prudent for a relatively new company.
       The key assumptions used to arrive at our best estimate of loss reserves are the expected loss ratios, rate of loss cost inflation, selection of benchmarks and reported and paid loss emergence patterns. Our reporting patterns and expected loss ratios were based on either benchmarks for longer tail business or historical reporting patterns for shorter tail business. The benchmarks selected were those that we believe are most similar to our underwriting business.
       The key assumptions that have changed historically are the expected loss ratios. Our expected loss ratios for property lines change from year to year. As our losses from property lines are reported relatively quickly, we select our expected loss ratios for the most recent years based upon our actual loss ratios for our older years adjusted for rate changes, inflation, cost of reinsurance and average storm activity. For the property lines, we initially used benchmarks for reported and paid loss emergence patterns. As we mature as a company, we have begun supplementing those benchmark patterns with our actual patterns as appropriate. Our net expected loss ratios for the property lines at the end of 2003 were 50% to 55%. They have been increased to 65% to 70% for the current year. This increase in expected loss ratios is largely due to the increased cost of catastrophe reinsurance post Hurricanes Katrina, Rita and Wilma. For the casualty lines, we continue to use benchmark patterns, though we update the benchmark patterns as additional information is published regarding the benchmark data. At the end of 2003, we were selecting expected loss ratios for the casualty lines at approximately 81%. Our selected expected loss ratios for the casualty lines have been decreased to 70% to 75% depending on the line and year of loss. These decreases in casualty expected loss ratios have been driven by low reported loss activity within our book of business and favorable loss ratios reported by peer insurance companies of comparable or greater size.
       The selection of the expected loss ratios for the casualty lines of business is our most significant assumption. If our final casualty insurance and casualty reinsurance loss ratios vary by ten points from the expected loss ratios in aggregate, our required net reserves after reinsurance recoverable would need to change by approximately $277 million. As we commonly write net lines of casualty insurance exceeding $25 million, we expect that ultimate loss ratios could vary substantially from our initial loss ratios. Because we expect a small volume of large claims, we believe the variance of our loss ratio selection could be relatively wide. Thus, a ten-point change in loss ratios is reasonably likely to occur. This would result in either an increase or decrease to net income and shareholders’ equity of approximately $277 million. As of March 31, 2006, this represented approximately 19% of shareholders’ equity. In terms of liquidity, our contractual obligations for reserve for losses and loss expenses would decrease or increase by $277 million after reinsurance recoverable. If our obligations were to increase by $277 million, we believe we currently have sufficient cash and investments to meet those obligations.
       While management believes that our case reserves and IBNR reserves are sufficient to cover losses assumed by us, ultimate losses and loss expenses may deviate from our reserves, possibly by material amounts. It is possible that our current estimates of the 2005 hurricane losses may be adjusted as we receive new information from clients, loss adjusters or ceding companies. To the extent actual reported losses exceed estimated losses, the carried estimate of the ultimate losses will be increased (i.e., negative reserve development), and to the extent actual reported losses are less than our expectations, the carried estimate of ultimate losses will be reduced (i.e., positive reserve development). In addition, the methodology of estimating loss reserves is periodically reviewed to ensure that the assumptions made continue to be appropriate. We record any changes in our loss reserve estimates and the related reinsurance recoverables in the periods in which they are determined regardless of the accident year (i.e., the year in which a loss occurs).

Reinsurance Recoverable
       We determine what portion of the losses will be recoverable under our reinsurance policies by reference to the terms of the reinsurance protection purchased. This determination is necessarily based on the underlying loss estimates and, accordingly, is subject to the same uncertainties as the estimate of case reserves and IBNR reserves. We remain liable to the extent that our reinsurers do not meet their obligations under the reinsurance agreements, and we therefore regularly evaluate the financial condition of our reinsurers and monitor concentration of credit risk. No provision has been made for unrecoverable reinsurance as of March 31, 2006 and December 31, 2005 and 2004, as we believe that all reinsurance balances will be recovered.
Premiums and Acquisition Costs
       Premiums are recognized as written on the inception date of a policy. For proportional types of reinsurance written by us, premiums may not be known with certainty at the policy inception date. In the case of proportional treaties assumed by us, the underwriter makes an estimate of premiums at inception. The underwriter’s estimate is based on statistical data provided by reinsureds and the underwriter’s judgment and experience. Those estimates are refined over the reporting period of each treaty as actual written premium information is reported by ceding companies and intermediaries. Management reviews estimated premiums at least quarterly, and any adjustments are recorded in the period in which they become known. As of March 31, 2006, our changes in premium estimates have been upward adjustments ranging from approximately 8% for the 2004 treaty year to 20% for the 2002 treaty year. Applying this range, hypothetically, to our 2005 proportional treaties, our gross premiums written in the reinsurance segment could increase by approximately $15 million to $39 million over the next three years. As of March 31, 2006, gross premiums written for 2005 proportional treaties have been adjusted upward by approximately 6%. Total premiums estimated on proportional contracts for the three months ended March 31, 2006 and 2005 represented approximately 22% and 24%, respectively, of total gross premiums written. Total premiums estimated on proportional contracts for the years ended December 31, 2005, 2004 and 2003 represented approximately 17%, 13% and 16%, respectively, of total gross premiums written. Gross premiums written on proportional contracts represent a larger portion of total gross premiums written during the first quarter of the year than of total gross premiums written annually due to the large number of reinsurance contracts carrying January effective dates.
       Other insurance and reinsurance policies can require that the premium be adjusted at the expiry of a policy to reflect the risk assumed by us. Premiums resulting from those adjustments are estimated and accrued based on available information.
       Premiums are earned over the period of policy coverage in proportion to the risks to which they relate. Premiums relating to unexpired periods of coverage are carried on the balance sheet as unearned premiums.
       Acquisition costs, primarily brokerage fees, commissions and insurance taxes, are incurred in the acquisition of new and renewal business and are expensed as the premiums to which they relate are earned. Acquisition costs relating to the reserve for unearned premiums are deferred and carried on the balance sheet as an asset. Anticipated losses and loss expenses, other costs and investment income related to these unearned premiums are considered in determining the recoverability or deficiency of deferred acquisition costs. If it is determined that deferred acquisition costs are not recoverable, they are expensed. Further analysis is performed to determine if a liability is required to provide for losses, which may exceed the related unearned premiums.
Investments
       Our investments primarily consist of fixed income securities, which are considered available for sale as defined in Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and are carried at their estimated market value as of the balance sheet date. The fair market value is estimated based on quoted market prices. Unrealized gains and losses on these investments, which represent the difference between the amortized cost and the estimated market value of securities, are reported on the balance sheet, net of taxes, as “accumulated other comprehensive income” as a separate component of shareholders’ equity.
       Other invested assets include our holdings in three hedge funds and a global high-yield bond fund. The fair market values of these assets are estimated based on quoted market prices or net asset values provided by their respective fund managers. Unrealized gains or losses on these investments, which represent the difference between the cost and the estimated market values, are reported on the balance sheet, net of taxes, as “accumulated other comprehensive income” as a separate component of shareholders’ equity. In 2005, the three hedge funds distributed dividends on a periodic basis based on the funds’ income and capital appreciation. During the three months ended March 31, 2006, we continued to receive dividends-in-kind from the three hedge funds based on final 2005 valuations. The dividend distributions were included in our investment income. For 2006 and thereafter, we have elected not to receive dividends from these three hedge funds. Changes in the values of the funds will continue to be reflected as changes in our book value as unrealized gains or losses.
       Also included within other invested assets are the investments held by a hedge fund in which Allied World Assurance Company, Ltd is the sole investor. In accordance with Financial Accounting Standards Board Interpretation No. 46(R), “Consolidation of Variable Interest Entities,” this hedge fund has been consolidated. The hedge fund is a fund of hedge funds and as such, investments held by the fund are carried at fair value based on the net asset values as provided by the respective fund managers. Unrealized gains or losses, which represent the difference between the cost and estimated market values, are reported on the balance sheet, net of taxes, as “accumulated other comprehensive income” as a separate component of shareholders’ equity.
       We regularly review the carrying value of our investments to determine if a decline in value is considered other than temporary. This review involves consideration of several factors including (i) the significance of the decline in value and the resulting unrealized loss position, (ii) the time period for which there has been a significant decline in value, (iii) an analysis of the issuer of the investment, including their liquidity, business prospects and overall financial position and (iv) our intent and ability to hold the investment for a sufficient period of time for the value to recover. The identification of potentially impaired investments involves significant management judgment which includes the determination of their fair value and the assessment of whether any decline in value is other than temporary. If the decline in value is finally considered other than temporary, then we record a realized loss in the statement of operations in the period that it is determined.
Stock Compensation
       In 2001, we implemented the Allied World Assurance Holdings, Ltd 2001 Employee Warrant Plan, under which up to 2,000,000 common shares could be issued. On June 9, 2006, we amended and restated the 2001 employee warrant plan and renamed it the Allied World Assurance Company Holdings, Ltd Amended and Restated 2001 Employee Stock Option Plan (which we refer to as the stock option plan). Among other things, the amendment and restatement extends the term of the stock option plan from November 21, 2011 to a date that is ten years from the date of approval of the amendment and restatement, requires that any repricing of awards under the stock option plan be approved by our shareholders and provides the compensation committee of the board of directors additional flexibility with respect to awards in certain corporate events and in connection with compliance with Section 409A of the U.S. Internal Revenue Code of 1986, as amended (“Section 409A”). The warrants that were granted under the stock option plan prior to the amendment and restatement remain outstanding (and will be converted to options as part of this offering) and are exercisable in certain limited conditions, expire after ten years and generally vest ratably over four years from the date of grant.

       In 2004, we implemented the Allied World Assurance Holdings, Ltd 2004 Stock Incentive Plan, under which up to 1,000,000 common shares could be issued. On June 9, 2006, we amended and restated the 2004 stock incentive plan and renamed it the Allied World Assurance Company Holdings, Ltd Amended and Restated 2004 Stock Incentive Plan (which we refer to as the stock incentive plan). Among other things, the amendment and restatement increases to 2,000,000 the number of common shares available for issuance under the stock incentive plan and provides the compensation committee of the board of directors additional flexibility with respect to awards in certain corporate events and in connection with compliance with Section 409A. Awards under the stock incentive plan prior to amendment and restatement remain outstanding and generally vest either four years from the date of grant or ratably over four years from the date of grant.
       Prior to this offering, valuations under each of the above plans has been based on our book value per share. We calculated expenses related to grants of warrants by subtracting from our book value as at the end of each applicable period (either quarter end or year end) the exercise price of the individual warrants at the date of grant. The compensation expense for the restricted stock units (“RSUs”) was based on our book value per share and recognized over the four-year vesting period.
       For those warrants issued prior to, and converting to options as part of, this offering, it is intended that the exercise price and the vesting period of each option granted under the stock option plan will remain the same as under the former employee warrant plan. However, for valuation purposes, the new grant date will become the date that the warrants are converted to options as part of this offering. Accordingly, in accordance with the Financial Accounting Standards Board (“FASB”) issuance of SFAS No. 123(R) “Share Based Payments” (“FAS 123R”), the fair value of these options when converted will be determined as of this new grant date and expensed over the remaining vesting period. The stock option plan is also converting to a fair market value plan from a book value plan. As such, we will incur a one-time expense to recognize the difference between the expense taken to date under the former employee warrant plan and the expenses that would have been incurred and expensed to date had all of the warrants we granted been granted under the stock option plan. For those warrants that were fully vested at the time of conversion, the full amount of the fair value of the options will be recognized as an expense on the new grant date. Any future options granted under the stock option plan will be valued on the date of grant and expensed over the vesting period.
       The RSUs issued prior to this offering will remain essentially unchanged due to the amendment and restatement. The vesting period of these RSUs will remain the same. However, the fair value of the RSUs will be reassessed and converted to the fair market value of our common shares on the date the stock incentive plan is amended and restated. The total expenses to date under the stock incentive plan will be adjusted to the fair market value based expense under the stock incentive plan. As such, a one-time expense will be incurred to adjust the stock based plan to market value at the time of this offering. In the future, newly issued RSUs will be valued as of the grant date based on the average market value of the common shares on the grant date. The total expense will be recognized over the vesting period on a straight-line basis.
New Accounting Pronouncements
       In December 2004, FASB issued FAS 123R. This statement requires that compensation costs related to share-based payment transactions be recognized in the financial statements. The amount of compensation costs will be measured based on the grant-date fair value of the awards issued and will be recognized over the period that an employee provides services in exchange for the award or the requisite service or vesting period. FAS 123R is effective for the first interim or annual reporting period beginning after June 15, 2005 and may not be applied retroactively to prior years’ financial statements. We have adopted FAS 123(R) using the prospective method for the fiscal year beginning January 1, 2006. We have recorded compensation expense related to the equity-based plans using book value per share, which approximated the fair value of the awards as at March 31, 2006. As such, the adoption of FAS 123(R) did not have a material impact on the consolidated financial statements. Compensation expense for warrants granted to employees is recorded over the warrant vesting period and continues to be based on the difference between the exercise price of the warrants, and our current book value per share. The compensation expense for the RSUs is based on our book value per share and recognized over the four-year vesting period.
       In February 2006, the FASB issued FAS No. 155 “Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140” (“FAS 155”). This statement amends FASB Statement No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”), and FASB Statement No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“FAS 140”). This statement resolves issues addressed in FAS 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.”
       The significant points of FAS 155 are that this statement:

•	permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation,

•	clarifies which interest-only strips and principal-only strips are not subject to the requirements of FAS 133,

•	establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation,

•	clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and

•	amends FAS 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.
       FAS 155 is effective for all instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. As we do not intend to invest in or issue such hybrid instruments, adoption of FAS 155 is not expected to have any material impact on our results of operations or financial condition.
       In March 2006, the FASB issued FAS No. 156 “Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140” (“FAS 156”). This statement requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. FAS 156 should be adopted as of the beginning of the first fiscal year that begins after September 15, 2006. We do not enter into contracts to service financial assets under which the estimated future revenues from contractually specified servicing fees, late charges, and other ancillary revenues are expected to adequately compensate us for performing the servicing. As such, adoption of FAS 156 is not expected to have any material impact on our results of operations or financial condition.

Results of Operations
       The following table sets forth our selected consolidated statement of operations data for each of the periods indicated.

	Three Months
	Ended March 31,		Year Ended December 31,

	2006	2005	2005	2004	2003

	($ in millions)
Gross premiums written	$498.1	$505.3	$1,560.3	$1,708.0	$1,573.7

Net premiums written	427.5	438.7	$1,222.0	$1,372.7	$1,346.5

Net premiums earned	308.9	324.1	$1,271.5	$1,325.5	$1,167.2
Net investment income	62.0	40.3	178.6	129.0	101.0
Net realized investment (losses) gains	(5.2)	(2.5)	(10.2)	10.8	13.4

	$365.7	$361.9	$1,439.9	$1,465.3	$1,281.6

Net losses and loss expenses	$206.0	$238.4	$1,344.6	$1,013.4	$762.1
Acquisition costs	36.5	36.5	143.4	170.9	162.6
General and administrative expenses	20.3	20.9	94.3	86.3	66.5
Interest expense	6.5	—	15.6	—	—
Foreign exchange loss (gain)	0.5	0.1	2.2	(0.3)	(4.9)

	$269.8	$295.9	$1,600.1	$1,270.3	$986.3

Income (loss) before income taxes	$95.9	$66.0	$(160.2)	$195.0	$295.3
Income tax (recovery) expense	(2.2)	1.6	(0.4)	(2.2)	6.9

Net income (loss)	$98.1	$64.4	$(159.8)	$197.2	$288.4

Comparison of Three Months Ended March 31, 2006 and 2005
Premiums
       Gross premiums written decreased by $7.2 million, or 1.4%, for the three months ended March 31, 2006 compared to the three months ended March 31, 2005. The decrease was partially the result of a decline in volume due to the cancellation of surplus lines program administrator agreements and a reinsurance agreement with subsidiaries of AIG. Gross premiums written through these agreements for the three months ended March 31, 2006 were $0.3 million compared to $17.1 million for the three months ended March 31, 2005. Although the agreements were cancelled, we continued to receive premium adjustments during the three months ended March 31, 2006. We also had a reduction in the volume of property catastrophe business written on our behalf by IPCUSL under an underwriting agency agreement. We reduced our exposure limits on this business, which resulted in $13.4 million less premiums written in the three months ended March 31, 2006 compared to the same period in 2005. There was also a decline of approximately $3.3 million in gross premiums written through surplus lines agreements with an affiliate of Chubb for the three months ended March 31, 2006 compared to the three months ended March 31, 2005. This decline was due to a number of factors including the timing of policy recording and a change in our underwriting guidelines with Chubb, which decreased our limits for certain business and eliminated directors and officers as well as errors and omissions business.
       Offsetting these decreases was an increase in general property gross premiums written. We benefitted from the significant rate increases on certain catastrophe exposed North American general property business resulting from record industry losses following the hurricanes that occurred during the second half of 2005. We also had an increase in the volume of general property business written due to increased market opportunities. The majority of North American accounts are currently written by our Bermuda office. General property gross premiums written by our Bermuda office therefore increased by approximately $21.4 million for the three months ended March 31, 2006 compared to the same period in 2005. We also had an increase in the volume of business written by our underwriters in our U.S. offices. During the second half of 2005, we added staff members to our New York and Boston offices and opened offices in Chicago and San Francisco in order to expand our U.S. distribution platform. Gross premiums written by our underwriters in our U.S. offices were $21.3 million for the three months ended March 31, 2006 compared to $15.1 million for the three months ended March 31, 2005.
       The table below illustrates our gross premiums written by geographic location. Gross premiums written by our Bermuda operating subsidiary increased by 3.9%. Gross premiums written by our European operating subsidiaries decreased by 9.9% primarily due to several policies written in the three months ended March 31, 2005 having renewal dates after March 31, 2006 as well as a decline in volume of casualty pharmaceutical business as a result of companies self insuring certain exposures. Gross premiums written by our U.S. operating subsidiaries decreased by 36.5% due to the cancellation of the surplus lines program administrator agreements and a reinsurance agreement with subsidiaries of AIG.

	Three	Three
	Months	Months
	Ended	Ended
	March 31,	March 31,	Dollar	Percentage
	2006	2005	Change	Change

	($ in millions)
Bermuda	$398.1	$383.1	$15.0	3.9%
Europe	75.8	84.1	(8.3)	(9.9)
United States	24.2	38.1	(13.9)	(36.5)

	$498.1	$505.3	$(7.2)	(1.4)%

       We expect gross premiums written by our U.S. subsidiaries to increase moderately during 2006 as we continue to develop and expand our U.S. distribution platform. We plan to employ a regional distribution strategy in the United States via our wholesalers and brokers targeting middle-market clients. We believe this business will be complimentary to our current casualty and property direct insurance business produced through Bermuda and European markets, which primarily focus on underwriting risks for large multi-national and Fortune 1000 clients with complex insurance needs.
       Net premiums written decreased by $11.2 million, or 2.6%, for the three months ended March 31, 2006 compared to the three months ended March 31, 2005. The difference between gross and net premiums written is the cost to us of purchasing reinsurance, both on a proportional and a non-proportional basis, including the cost of property catastrophe reinsurance coverage. We ceded 14.2% of premiums written for the three months ended March 31, 2006 compared to 13.2% for the same period in 2005.
       Net premiums earned decreased by $15.2 million, or 4.7%, for the three months ended March 31, 2006 due to the decrease in net premiums written since 2004. Net premiums earned for the three months ended March 31, 2006 included $4.5 million in costs related to our property catastrophe reinsurance protection compared to $8.1 million for the three months ended March 31, 2005. The decrease reflected the decrease in our property catastrophe exposures. The cost of our property catastrophe reinsurance protection will increase for the remainder of 2006, as a result of increased rates arising primarily from the losses experienced by the industry in 2004 and 2005. We anticipate that the cost of this protection for the remainder of 2006 will be approximately $30 million on an earned basis for our property segment.

       We evaluate our business by segment, distinguishing between property insurance, casualty insurance and reinsurance. The following chart illustrates the mix of our business on a gross premiums written basis and net premiums earned basis:

	Gross
	Premiums		Net Premiums
	Written		Earned

	Three Months Ended March 31,

	2006	2005	2006	2005

Property	24.1%	20.6%	15.9%	23.0%
Casualty	26.2	28.0	42.7	46.7
Reinsurance	49.7	51.4	41.4	30.3
       On a written basis, our business mix is more heavily weighted to reinsurance during the first three months of the year due to the large number of reinsurance accounts with effective dates in January. The increase in the percentage of property segment gross premiums written reflects the increase in rates and opportunities in certain areas of the North American property insurance market. On a net premiums earned basis, the percentage of reinsurance has increased for the three months ended March 31, 2006 compared to the same period in 2005 due to the continued earning of increased premiums written over the past two years. The percentage of property net premiums earned was considerably less than for gross premiums written because we cede a larger portion of our property business compared to casualty and reinsurance.

Net Investment Income
       Our invested assets are managed by two investment managers affiliated with the Goldman Sachs Funds, one of our principal shareholders. Our primary investment objective is the preservation of capital. A secondary objective is obtaining returns commensurate with a benchmark, primarily defined as 35% of the Lehman U.S. Government Intermediate Index, 40% of the Lehman Corp. 1-5 year A3/ A- or Higher Index and 25% of the Lehman Securitized Index. We adopted this benchmark effective January 1, 2006. Prior to this date, the benchmark was defined as 80% of a 1-5 year “AAA/ AA-” rated index (as determined by Standard & Poor’s and Moody’s) and 20% of a 1-5 year “A” rated index (as determined by Standard & Poor’s and Moody’s).
       Investment income is principally derived from interest and dividends earned on investments, partially offset by investment management fees and fees paid to our custodian bank. Net investment income earned during the three months ended March 31, 2006 was $62.0 million, compared to $40.3 million during the three months ended March 31, 2005. The $21.7 million increase was primarily the result of increases in prevailing interest rates, combined with an 8.4% increase in average aggregate invested assets. We also received an annual dividend of $8.4 million from an investment in a high-yield bond fund during the three-month period ended March 31, 2006, which was $6.3 million greater than the amount received in the three-month period ended March 31, 2005. In addition, we also had increased income from our hedge funds. In the three months ended March 31, 2006, we received distributions of $3.9 million in dividends-in-kind from three of our hedge funds based on the final 2005 asset values, which amount was included in net investment income. Comparatively, we received $2.8 million in dividends during the three-month period ended March 31, 2005. For 2006 and thereafter, we have elected not to receive dividends from these three hedge funds. Investment management fees of $1.2 million and $1.1 million were incurred during the three months ended March 31, 2006 and 2005, respectively.
       The annualized period book yield of the investment portfolio for the three months ended March 31, 2006 and 2005 was 4.3% and 3.4%, respectively. The increase in yield was primarily the result of increases in prevailing market interest rates over the past year. We continue to maintain a conservative investment posture. Approximately 99% of our fixed income investments (which included individually held securities and securities held in a high-yield bond fund) consisted of investment grade securities. The average credit rating of our fixed income portfolio is AA as rated by Standard & Poor’s and Aa2 as rated by Moody’s with an average duration of 2.9 years as of March 31, 2006. We realigned our investment portfolio during the three-month period ended March 31, 2006 to align our portfolio with the new benchmark, and we increased the average duration from 2.3 years as of December 31, 2005 to 2.9 years as of March 31, 2006.
       As of March 31, 2006, we had investments in four hedge funds, three funds that are managed by our investment managers, and one fund managed by a subsidiary of AIG. The market value of our investments in these hedge funds as of March 31, 2006 totaled $234.8 million compared to $215.1 million as of December 31, 2005. These investments generally impose restrictions on redemption, which may limit our ability to withdraw funds for some period of time after our initial investment. We also had an investment in a high-yield bond fund included within other invested assets on our balance sheet, the market value of which was $30.7 million as of March 31, 2006 compared to $81.9 million as of December 31, 2005. During the three-month period ended March 31, 2006, we reduced our investment in this fund by approximately $50 million. As our reserves and capital build, we may also consider other alternative investments in the future.
       The following table shows the components of net realized investment gains and losses.

	Three Months Ended

	March 31,	March 31,
	2006	2005

	($ in millions)
Net (loss) from the sale of securities	$(5.7)	$(2.5)
Net gain on interest rate swaps	$0.5	$—

Net realized investment (losses)	$(5.2)	$(2.5)

       The recognition of realized gains and losses is considered to be a typical consequence of ongoing investment management. A large proportion of our portfolio is invested in fixed income securities and, therefore, our unrealized gains and losses are correlated with fluctuations in interest rates. Interest rates increased during the three months ended March 31, 2006 as well as the three months ended March 31, 2005; consequently, we realized losses from the sale of some of our fixed income securities. We also sold a higher volume of securities during the three-month period ended March 31, 2006 as we realigned our portfolio with the new investment benchmark.
       We analyze gains or losses on sales of securities separately from gains or losses on interest rate swaps. On April 21, 2005, we entered into certain interest rate swaps in order to fix the interest cost of our $500 million floating rate term loan. On January 31, 2006, these swaps were terminated with an effective date of June 30, 2006. In both periods we recorded no losses on investments as a result of declines in values determined to be other than temporary.

Net Losses and Loss Expenses
       Net losses and loss expenses incurred comprise three main components:

•	losses paid, which are actual cash payments to insureds, net of recoveries from reinsurers;

•	outstanding loss or case reserves, which represent management’s best estimate of the likely settlement amount for known claims, less the portion that can be recovered from reinsurers; and

•	IBNR reserves, which are reserves established by us for claims that are not yet reported but can reasonably be expected to have occurred based on industry information, management’s experience and actuarial evaluation. The portion recoverable from reinsurers is deducted from the gross estimated loss.

       Establishing an appropriate level of loss reserves is an inherently uncertain process. It is therefore possible that our reserves at any given time will prove to be either inadequate or overstated. See “— Relevant Factors — Critical Accounting Policies — Reserve for Losses and Loss Expenses” for further discussion.
       Net losses and loss expenses for the three-month period ended March 31, 2005 included estimated losses from windstorm Erwin of $13.4 million and additional development on the 2004 storms of $5.7 million, net of recoverables from our reinsurers. Comparatively, there were no net losses incurred related to catastrophes during the three months ended March 31, 2006, although we redistributed some of the catastrophe reserves among our reporting segments. We have estimated our net losses from catastrophes based on actuarial analysis of claims information received to date, industry modeling and discussions with individual insureds and reinsureds. Accordingly, actual losses may vary from those estimated, and will be adjusted in the period in which further information becomes available. Based on our current estimate of losses related to Hurricane Katrina, we believe we have exhausted our $135 million of property catastrophe reinsurance protection with respect to this event, leaving us with more limited reinsurance coverage available pursuant to our two remaining property quota share treaties should our Hurricane Katrina losses prove to be greater than currently estimated. Under the two remaining quota share treaties, we ceded 45% of our general property policies and 66% of our energy-related property policies. As of March 31, 2006, we had estimated gross losses related to Hurricane Katrina of $554 million. Losses ceded related to Hurricane Katrina were $135 million under the property catastrophe reinsurance protection and approximately $149 million under the property quota share treaties.
       The following table shows the components of the decrease of net losses and loss expenses of $32.4 million for the three months ended March 31, 2006 from the three months ended March 31, 2005.

	Three Months Ended

	March 31,	March 31,
	2006	2005

	($ in millions)
Net losses paid	$138.4	$96.5
Net change in reported case reserves	(11.8)	72.5
Net change in IBNR	79.4	69.4

Net losses and loss expenses	$206.0	$238.4

       Net losses paid have increased $41.9 million, or 43.4%, to $138.4 million for the three months ended March 31, 2006 primarily due to payments resulting from the 2004 and 2005 storms. During the three months ended March 31, 2006, $85.4 million of net losses were paid in relation to the 2004 and 2005 catastrophic windstorms compared to $25.1 million during the three months ended March 31, 2005. This increase was partially offset by a reduction in non-catastrophe related claims payments made on our property business of $19.8 million.
       The decrease in case reserves during the period ended March 31, 2006 was primarily due to the increase in net losses paid reducing the case reserves established. The decrease from the prior year has also resulted from the maturation of our catastrophe case reserves. The net change in reported case reserves for the three months ended March 31, 2006 included a $3.0 million increase relating to the 2004 and 2005 storms compared to $43.6 million for 2004 storms and windstorm Erwin during the three months ended March 31, 2005.
       The increase in net change in IBNR is primarily the result of the accumulation of earned premium for which we estimate losses incurred.

       Our overall net loss reserve estimates as of December 31, 2005 did not change during the three months ended March 31, 2006. No prior period net reserve adjustments were made in the three months ended March 31, 2006.
       The table below is a reconciliation of the beginning and ending reserves for losses and loss expenses for the three months ended March 31, 2006 and 2005. Losses incurred and paid are reflected net of reinsurance recoverables.

	Three Months
	Ended March 31,

	2006	2005

	($ in millions)
Net reserves for losses and loss expenses, January 1	$2,689.1	$1,777.9
Incurred related to:
Current period non-catastrophe	206.0	219.3
Current period property catastrophe	—	13.4
Prior period non-catastrophe	—	—
Prior period property catastrophe	—	5.7

Total incurred	$206.0	$238.4
Paid related to:
Current period non-catastrophe	0.9	1.3
Current period property catastrophe	—	0.2
Prior period non-catastrophe	52.1	70.1
Prior period property catastrophe	85.4	24.9

Total paid	$138.4	$96.5
Foreign exchange revaluation	0.2	(0.7)

Net reserve for losses and loss expenses, March 31	2,756.9	1,919.1
Losses and loss expenses recoverable	664.0	281.5

Reserve for losses and loss expenses, March 31	$3,420.9	$2,200.6

Acquisition Costs
       Acquisition costs consist primarily of brokerage fees and commissions paid to intermediaries and insurance taxes. Brokerage fees and commissions are usually calculated as a percentage of premiums and depend on the market and line of business. Acquisition costs are reported after (1) deducting commissions received on ceded reinsurance, (2) deducting that part of acquisition costs relating to unearned premiums and (3) including the amortization of previously deferred acquisition costs.
       Acquisition costs were $36.5 million for the three months ended March 31, 2006 as compared to $36.5 million for the three months ended March 31, 2005. Acquisition costs as a percentage of net premiums earned were 11.8% for the three months ended March 31, 2006, compared to 11.2% for the same period in 2005. Ceding commissions, which are deducted from gross acquisition costs, were comparable between the three months ended March 31, 2006 and the three months ended March 31, 2005. Although our ceding commission rates declined on a written basis during the three months ended March 31, 2006 compared to the same period in 2005, we benefited from continued earning of higher ceding commissions on business written during the prior year. We expect ceding commissions to decline through the remainder of 2006 as the commission rate for our general property treaty changed effective October 1, 2005 from a flat rate of 26% applied to gross premiums ceded to an overriding commission of 7.5% applied to gross premiums ceded plus original commissions paid by us.
       Pursuant to our agreement with IPCUSL, we paid an agency commission of 6.5% of gross premiums written by IPCUSL on our behalf plus original commissions. Total acquisition costs incurred by us related to this agreement for the three months ended March 31, 2006 and 2005 were $2.1 million and $2.8 million, respectively.

General and Administrative Expenses
       General and administrative expenses represent overhead costs such as salaries and related costs, rent, travel and professional fees. They also include fees paid to subsidiaries of AIG in return for the provision of administrative services. These fees were based on a percentage of our gross premiums written, the rate for which varied with the volume of gross premiums written. Effective January 1, 2006, the administrative services agreements with AIG subsidiaries provide for a more limited range of services on either a cost-plus or flat fee basis depending on the agreement. The services no longer included within the agreements are provided through our own additional staff and infrastructure.
       General and administrative expenses decreased by $0.6 million, or 2.8%, for the three months ended March 31, 2006 compared to the same period in 2005. Fixed costs replaced the administrative services fees paid under our administrative services agreements with AIG subsidiaries, which were based on gross premiums written. The salary and infrastructure costs related to those services expensed in the three months ended March 31, 2006 were approximately $1.7 million less than the cost of the administrative services fees based on gross premiums written in the three months ended March 31, 2005. We do not expect this trend to continue because we anticipate adding further staff and resources through the remainder of 2006. We also expect information technology costs to increase during the year as we continue to put our own infrastructure in place. Offsetting the decrease in administrative costs was an increase in costs of approximately $0.8 million associated with our Chicago and San Francisco offices that opened in the fourth quarter of 2005. Our general and administrative expense ratio was 6.6% for the three months ended March 31, 2006, which was comparable to 6.5% for the three months ended March 31, 2005.
       Our expense ratio was 18.4% for the three months ended March 31, 2006 compared to 17.7% for the three months ended March 31, 2005. The slight increase related to an increase in acquisition cost ratio. We expect that the expense ratio will increase as administrative expenses increase with the further development of our own staff and infrastructure to replace the administrative services performed by AIG subsidiaries. We also anticipate increases in general and administrative expenses due to additional staff and professional services necessary as a publicly held company.

Interest Expense
       Interest expense of $6.5 million representing interest and financing costs was incurred in the three months ended March 31, 2006 for our $500 million term loan, which was funded on March 30, 2005. We expect to use a portion of the proceeds of this offering to repay a part of the term loan.

Net Income
       As a result of the above, net income for the three months ended March 31, 2006 was $98.1 million compared to net income of $64.4 million for the three months ended March 31, 2005. Net income for the three months ended March 31, 2006 included foreign exchange loss of $0.5 million and an income tax recovery of $2.2 million. Net income for the three months ended March 31, 2005 included foreign exchange loss of $0.1 million and income tax expense of $1.6 million.
Comparison of Years Ended December 31, 2005 and 2004
Premiums
       Gross premiums written decreased by $147.7 million, or 8.6%, for the year ended December 31, 2005 compared to the year ended December 31, 2004. The decrease was mainly the result of a decline in the volume of gross premiums written by our U.S. subsidiaries of $189.2 million, which was partially offset by an increase in the volume of gross premiums written by our Bermuda subsidiary of $53.8 million.
       The decrease in the volume of business written by our U.S. subsidiaries was the result of the cancellation of surplus lines program administrator agreements and a reinsurance agreement with subsidiaries of AIG. Gross premiums written through the program administrator agreements and reinsurance agreement with AIG subsidiaries for the year ended December 31, 2005 were approximately $22.2 million compared to approximately $273.9 million for the year ended December 31, 2004. Absent these agreements, total gross premiums written were $1,538.1 million for the year ended December 31, 2005 compared to $1,434.1 million for the year ended December 31, 2004. Partially offsetting the decline in business written through agreements with AIG subsidiaries was an increase in the volume of U.S. business written by our own U.S. underwriters, which was approximately $94.0 million in 2005 compared to $30.7 million in 2004.
       The table below illustrates gross premiums written by geographic location. Gross premiums written by our European subsidiaries decreased due to a decrease in rates for casualty business as well as decreased pharmaceutical casualty premiums due to decreased exposures and limits. Gross premiums written by our Bermuda subsidiary increased by $53.8 million, or 4.9%, due to an increase in reinsurance premiums written for casualty and specialty business as we took advantage of opportunities within these lines. This increase was offset partially by a decrease in gross premiums written by our Bermuda property and casualty insurance segments, which experienced decreasing rates.

	Year Ended
	December 31,
			Dollar	Percentage
	2005	2004	Change	Change

	($ in millions)
Bermuda	$1,159.2	$1,105.4	$53.8	4.9%
Europe	265.0	277.3	(12.3)	(4.4)
United States	136.1	325.3	(189.2)	(58.2)

	$1,560.3	$1,708.0	$(147.7)	(8.6)%

       Net premiums written decreased by $150.7 million, or 11.0%, for the year ended December 31, 2005 compared to the year ended December 31, 2004. The difference between gross and net premiums written is the cost to us of purchasing reinsurance, both on a proportional and a non-proportional basis, including the cost of property catastrophe cover. The cost of our property catastrophe cover was $44.0 million for the year ended December 31, 2005 compared to $30.7 million for the year ended December 31, 2004. The increase mainly reflected the reinstatement premium charged in 2005 due to claims made for Hurricanes Katrina and Rita while no reinstatement premium was charged in 2004. Excluding property catastrophe cover, we ceded 18.8% of gross premiums written for the year ended December 31, 2005 compared to 17.8% for the year ended December 31, 2004.
       Net premiums earned decreased by $54.0 million, or 4.1%, for the year ended December 31, 2005, a smaller percentage than the decrease in net premiums written due to the earning of premiums written in prior years.

       We evaluate our business by segment, distinguishing between property insurance, casualty insurance and reinsurance. The following chart illustrates the mix of our business on a gross premiums written and net premiums earned basis:

	Gross
	Premiums		Net Premiums
	Written		Earned

	Year Ended		Year Ended
	December 31,		December 31,

	2005	2004	2005	2004

Property	26.5%	32.1%	17.8%	25.1%
Casualty	40.6	44.0	45.7	48.0
Reinsurance	32.9	23.9	36.5	26.9
       Our business mix shifted from property and casualty insurance to reinsurance due primarily to a decrease in property and casualty business written in the United States and an increase in the amount of reinsurance business written in 2005.
Net Investment Income
       Our invested assets are managed by two investment managers affiliated with the Goldman Sachs Funds, one of our principal shareholders. We also have investments in one hedge fund managed by a subsidiary of AIG. Our primary investment objective is the preservation of capital. A secondary objective is obtaining returns commensurate with a benchmark, primarily defined as 80% of a 1-5 year “AAA/ AA-” rated index (as determined by Standard & Poor’s and Moody’s) and 20% of a 1-5 year “A” rated index (as determined by Standard & Poor’s and Moody’s).
       Investment income is principally derived from interest and dividends earned on investments, partially offset by investment management fees and fees paid to our custodian bank. Net investment income earned during the year ended December 31, 2005 was $178.6 million, compared to $129.0 million during the year ended December 31, 2004. Investment management fees of $4.4 million and $3.7 million were incurred during the years ended December 31, 2005 and 2004, respectively. The increase in net investment income was due to an increase in aggregate invested assets, which increased 14.3% over the balance as of December 31, 2004, and an increase in prevailing interest rates. We also had increased income from our hedge fund investments, which were fully deployed during the period. We received $17.5 million in dividends from three hedge funds, which was included in investment income, compared to $0.2 million in 2004.
       The annualized period book yield of the investment portfolio for the years ended December 31, 2005 and 2004 was 3.9% and 3.5%, respectively. The increase in yield was primarily the result of increasing interest rates in 2005. We continued to maintain a conservative investment posture. Approximately 98% of our fixed income investments (which included individually held securities and securities held in a high-yield bond fund) consisted of investment grade securities. The average credit rating of our fixed income portfolio is rated AA by Standard & Poor’s and Aa2 by Moody’s with an average duration of 2.3 years as of December 31, 2005.
       At December 31, 2005, we had investments in four hedge funds, three funds that are managed by our investment managers, and one fund managed by a subsidiary of AIG. The market value of our investments in these hedge funds as of December 31, 2005 totaled $215.1 million compared to $96.7 million as of December 31, 2004; additional investments of $105 million were made during the year ended December 31, 2005. These investments generally impose restrictions on redemption, which may limit our ability to withdraw funds for some period of time after our initial investment. We also had an investment in a high-yield bond fund included within other invested assets on our balance sheet, the market value of which was $81.9 million as of December 31, 2005 compared to

$87.5 million as of December 31, 2004. As our reserves and capital build, we may consider other alternative investments in the future.
       The following table shows the components of net realized investment gains and losses. Our investment managers are charged with the dual objectives of preserving capital and obtaining returns commensurate with our benchmark. In order to meet these objectives, it is often desirable to sell securities to take advantage of prevailing market conditions. As a result, the recognition of realized gains and losses is considered to be a typical consequence of ongoing investment management. A large proportion of our portfolio is invested in the fixed income markets and, therefore, our unrealized gains and losses are correlated with fluctuations in interest rates. Interest rates increased during the year ended December 31, 2005; consequently, we realized losses from the sale of some of our fixed income securities.
       We analyze gains or losses on sales of securities separately from gains or losses on interest rate swaps and gains or losses on the settlement of futures contracts, which were used to manage our portfolio’s duration. We have since discontinued the use of such futures contracts. In both years we recorded no losses on investments as a result of declines in values determined to be other than temporary.

	Year Ended
	December 31,

	2005	2004

	($ in millions)
Net (loss) gain from the sale of securities	$(15.0)	$13.2
Net loss on settlement of futures	—	(2.4)
Net gain on interest rate swaps	4.8	—

Net realized investment (losses) gains	$(10.2)	$10.8

Net Losses and Loss Expenses
       Net losses and loss expenses incurred comprise three main components:

•	losses paid, which are actual cash payments to insureds, net of recoveries from reinsurers;

•	outstanding loss or case reserves, which represent management’s best estimate of the likely settlement amount for known claims, less the portion that can be recovered from reinsurers; and

•	IBNR reserves, which are reserves established by us for claims that are not yet reported but can reasonably be expected to have occurred based on industry information, management’s experience and actuarial evaluation. The portion recoverable from reinsurers is deducted from the gross estimated loss in the statement of operations.
       Establishing an appropriate level of loss reserves is an inherently uncertain process. It is therefore possible that our reserves at any given time will prove to be either inadequate or overstated. See “— Relevant Factors — Critical Accounting Policies — Reserve for Losses and Loss Expenses” for further discussion.
       Net losses and loss expenses for the year ended December 31, 2005 included estimated property losses from Hurricanes Katrina, Rita and Wilma and Windstorm Erwin of $469.4 million, and also included a general liability loss of $25 million that related to Hurricane Katrina. Adverse development from 2004 hurricanes and typhoons of $62.5 million net of recoverables from our reinsurers was also included. Our reserves are adjusted for development arising from new information from clients, loss adjusters or ceding companies. Comparatively, net losses and loss expenses for the year ended December 31, 2004 included estimated losses from Hurricanes Charley, Frances, Ivan and Jeanne and Typhoons Chaba and Songda of $186.2 million net of recoverables from our reinsurers. U.S. GAAP requires that we reserve for catastrophic losses as soon as the loss event is known to have occurred. We have estimated our net losses from these catastrophes based on actuarial analysis of claims information received to date, industry modeling and discussions with individual insureds and reinsureds. Accordingly, actual losses may vary from those estimated, and will be adjusted in the period in which further information becomes available.
       The following table shows the components of the increase of net losses and loss expenses of $331.2 million for the year ended December 31, 2005 from the year ended December 31, 2004.

	Year Ended
	December 31,

	2005	2004

	($ in millions)
Net losses paid	$430.1	$202.5
Net change in reported case reserves	410.1	126.9
Net change in IBNR	504.4	684.0

Net losses and loss expenses	$1,344.6	$1,013.4

       Net losses paid have increased $227.6 million, or 112.4%, to $430.1 million for the year ended December 31, 2005 primarily due to property losses paid on the catastrophic windstorms. The year ended December 31, 2005 included $194.6 million of net losses paid on the 2004 and 2005 storms listed above compared to $57.1 million for the 2004 storms listed above during the year ended December 31, 2004. The balance of the increase is from claims on policies written by us in previous years.
       The increase in case reserves during the year ended December 31, 2005 was primarily due to an increase in reserves for property catastrophe losses. The net change in reported case reserves for the year ended December 31, 2005 included $325.5 million relating to 2004 and 2005 storms listed above compared to $64.8 million for 2004 storms listed above during the year ended December 31, 2004.
       The decrease in net change in IBNR reflected the larger proportion of losses reported. The net change in IBNR for the year ended December 31, 2005 also included a net reduction in prior period losses of $111.5 million excluding development of 2004 storms compared to $79.4 million of net positive reserve development in the year ended December 31, 2004. This positive development was the result of actual loss emergence in the non-casualty lines and the casualty claims-made lines being lower than the initial expected loss emergence.
       Our overall loss reserve estimates did not significantly change during 2005. On an opening carried reserve base of $1,777.9 million, after reinsurance recoverable, we had a net decrease of $49 million including development of 2004 storms, a change of less than 3%. The primary assumption that changed related to reported and paid loss emergence patterns. The changes in our estimates were entirely driven by losses reported during 2005. For the four major hurricanes of 2004, we had loss activity reported above our initial estimates. In the third quarter of 2005, we increased our net reserves by $62.5 million to account for this increased loss activity. The loss reserve reductions were in property lines (both direct insurance and reinsurance), which had lower than expected reported losses in 2005, excluding the hurricanes, and in claims-made casualty lines, after an evaluation by claims staff. Based upon these discussions, we gave more weight to the Bornhuetter-Ferguson loss development methods for the claims-made components of our business. As our book matures in the occurrence casualty lines of business and in reinsurance, we intend to begin giving greater weight to the Bornhuetter-Ferguson loss development methods. Recognition of the reserve changes was made in the third and fourth quarters of 2005 after sufficient development of reported losses had occurred. We believe recognition of reserve changes prior to this time was not warranted as a pattern of reported losses had not yet emerged.

       The table below is a reconciliation of the beginning and ending reserves for losses and loss expenses for the years ended December 31, 2005 and 2004. Losses incurred and paid are reflected net of reinsurance recoverables.

	Year Ended
	December 31,

	2005	2004

	($ in millions)
Net reserves for losses and loss expenses, January 1	$1,777.9	$964.9
Incurred related to:
Current year non-catastrophe	924.2	906.6
Current year property catastrophe	469.4	186.2
Prior year non-catastrophe	(111.5)	(79.4)
Prior year property catastrophe	62.5	—

Total incurred	$1,344.6	$1,013.4
Paid related to:
Current year non-catastrophe	40.8	12.1
Current year property catastrophe	84.2	57.1
Prior year non-catastrophe	194.7	133.3
Prior year property catastrophe	110.4	—

Total paid	$430.1	$202.5
Foreign exchange revaluation	(3.3)	2.1

Net reserve for losses and loss expenses, December 31	2,689.1	1,777.9
Losses and loss expenses recoverable	716.3	259.2

Reserve for losses and loss expenses, December 31	$3,405.4	$2,037.1
Acquisition Costs
       Acquisition costs were $143.4 million for the year ended December 31, 2005 as compared to $170.9 million for the year ended December 31, 2004. Acquisition costs as a percentage of net premiums earned were 11.3% for the year ended December 31, 2005 versus 12.9% for the year ended December 31, 2004. The reduction in acquisition costs was the result of a general decrease in brokerage rates being paid by us. We do not believe that this trend will continue. The decline in the acquisition cost ratio in 2005 also reflected the cancellation of surplus lines program administrator agreements and a reinsurance agreement with subsidiaries of AIG pursuant to which we paid additional commissions to the program administrators and cedent equal to 7.5% of the gross premiums written. Total acquisition costs relating to premiums written through these agreements with subsidiaries of AIG were $18.4 million for the year ended December 31, 2005 compared to $45.2 million for the year ended December 31, 2004. Ceding commissions, which are deducted from gross acquisition costs, increased moderately, both in volume (ceding a slightly larger percentage of business) and in rates.
       Pursuant to our agreement with IPCUSL, we paid an agency commission of 6.5% of gross premiums written by IPCUSL on our behalf plus original commissions. Total acquisition costs incurred by us related to this agreement for the years ended December 31, 2005 and 2004 were $13.1 million and $11.0 million, respectively.
General and Administrative Expenses
       General and administrative expenses represent overhead costs such as salaries and related costs, rent, travel and professional fees. They also include fees paid to subsidiaries of AIG in return for the provision of administrative services. These fees were based on a percentage of our gross premiums written, the rate for which varied with the volume of gross premiums written.

       General and administrative expenses were $94.3 million for the year ended December 31, 2005 as compared to $86.3 million for the year ended December 31, 2004. This represented an increase of $8.0 million, or 9.3%, for the year ended December 31, 2005 compared to the year ended December 31, 2004. Salaries and employee welfare expenses exceeded the prior period by approximately $5.9 million. The number of warrants and restricted stock units issued as well as vested grew in the current period, resulting in an increased expense of $0.5 million over the prior period. The increase in salaries and employee welfare also reflected a full year of expense for staff in our New York office, which opened in June 2004, as well as an increase in worldwide staff count. There was also an increase in building rental expense of approximately $0.8 million due to the full year expense of additional office space in Bermuda and the office in New York. We also opened offices in San Francisco and Chicago during the fourth quarter of 2005. This was offset partially by a decrease in depreciation expense of approximately $1.9 million due to the full depreciation of office furniture and fixtures in Bermuda. As we expect to incur office refit expenditures for new offices in Bermuda, San Francisco and Chicago in 2006, this expense is anticipated to increase. The administrative fees paid to AIG subsidiaries decreased with the decline in gross premiums written. However, we accrued an estimated termination fee of $5 million as a result of the termination of the administrative services agreement in Bermuda with an AIG subsidiary. The total expense related to administrative services agreements with AIG subsidiaries was $36.9 million for the year ended December 31, 2005 compared to $34.0 million for the year ended December 31, 2004.
       Our expense ratio was 18.7% for the year ended December 31, 2005, compared to 19.4% for the year ended December 31, 2004. The expense ratio declined principally due to the decline in acquisition costs. We do not believe this trend will continue. We expect the expense ratio may increase as acquisition costs increase and as additional staff and infrastructure are acquired. We also anticipate increases in general and administrative expenses due to additional staff and professional services required once we become subject to reporting requirements applicable to publicly held companies.
Interest Expense
       Interest expense of $15.6 million representing interest and financing costs was incurred in the year ended December 31, 2005 for our $500 million term loan, which was funded on March 30, 2005. We expect to use the proceeds of this offering, in part, to repay a portion of the term loan.
Net (Loss) Income
       As a result of the above, net loss for the year ended December 31, 2005 was $159.8 million compared to net income of $197.2 million for the year ended December 31, 2004. Net loss for the year ended December 31, 2005 included a foreign exchange loss of $2.2 million and an income tax recovery of $0.4 million. Net income for the year ended December 31, 2004 included a foreign exchange gain of $0.3 million and income tax recovery of $2.2 million.
Comparison of Years Ended December 31, 2004 and December 31, 2003
Premiums
       The insurance industry witnessed a declining rate environment in some lines of business during the latter part of 2004. Even in this environment, we were able to increase our gross premiums written by 8.5% to $1,708.0 million for the year ended December 31, 2004 from $1,573.7 million for the year ended December 31, 2003. We accomplished this growth mainly through continued expansion of our European operations and U.S. casualty operations.

       The table below illustrates gross premiums written by geographic location for the years ended December 31, 2004 and 2003.

	Year Ended
	December 31,
			Dollar	Percentage
	2004	2003	Change	Change

	($ in millions)
Bermuda	$1,105.4	$1,097.3	$8.1	0.7%
Europe	277.3	118.1	159.2	134.8
United States	325.3	358.3	(33.0)	(9.2)

	$1,708.0	$1,573.7	$134.3	8.5%

       The European offices were the primary source of growth in 2004 where gross premiums written grew $159.2 million or 134.8%. In August 2004, Allied World Assurance Company (Reinsurance) Limited established and opened a branch office in London. The licensing of the branch in London further expanded our capabilities in the European markets and offered customers a broader range of insurance solutions. The year ended December 31, 2004 was also the first full year of operations for Allied World Assurance Company (Reinsurance) Limited, which commenced operations in August 2003, as well as the London branch of Allied World Assurance Company (Europe) Limited, which commenced operations in June 2003.
       The U.S. offices produced $33.0 million, or 9.2%, less gross premiums written during 2004 than 2003. This was the result of a decrease in premiums written through surplus lines program administrator agreements and a reinsurance agreement with subsidiaries of AIG. The amount of gross premiums written through these agreements was $273.9 million for the year ended December 31, 2004 compared to $320.8 million for the year ended December 31, 2003. This trend continued in 2005, due to the cancellation of the surplus lines program administrator agreements and reinsurance agreement with subsidiaries of AIG. In June 2004, Allied World Assurance Company (U.S.) Inc. opened an office in New York to expand its distribution of professional liability, excess liability and errors and omissions coverages. The gross premiums written by this office have partially offset the decline.
       Bermuda production remained consistent in 2004, increasing by $8.1 million, or 0.7%, amidst a market characterized by stable or decreasing rates.
       Net premiums written increased by $26.2 million, or 1.9%, to $1,372.7 million for the year ended December 31, 2004 from $1,346.5 million for the year ended December 31, 2003. The percentage increase was less than that for gross premiums written due to the increase in the amount of reinsurance purchased. The cost of reinsurance increased from $227.2 million in 2003 to $335.3 million in 2004. Including property catastrophe cover, we ceded 19.6% of our gross premiums written in 2004 compared to 14.4% in 2003. The increase over 2003 reflected four key factors:

•	Increase in treaty reinsurance purchased. 2004 was the first full fiscal year that one of our treaties was in place and another treaty commenced June 2004. Our Bermuda operation ceded $25.6 million more through our treaties during the year ended 2004 compared to 2003.

•	Increase in European business, which is subject to our reinsurance treaty arrangements. Our European premiums ceded through treaty arrangements increased $63.9 million during 2004 compared to 2003.

•	One fronting agreement entered into in 2004 for which premiums of $11.3 million were 100% ceded.

•	Increase in the amount of facultative reinsurance purchased in order to take advantage of attractive rates and to limit net exposure. We ceded $10.4 million more on a facultative basis during 2004 compared to 2003.

       These factors were partially offset by a decrease in the cost of our property catastrophe cover from $34.3 million in 2003 to $30.7 million in 2004.
       Net premiums earned increased 13.6% to $1,325.5 million for the year ended December 31, 2004 from $1,167.2 million for the year ended December 31, 2003. Net premiums earned increased by a larger percentage than net premiums written due to the earning of premiums written in the prior years.
       In 2003, our business mix shifted from property insurance to casualty insurance and reinsurance as we took advantage of attractive rates, terms and conditions in the casualty and reinsurance markets. This trend continued in 2004 as we added further resources to our business in several casualty lines. 2003 was the first full year of operations for our reinsurance segment, which began in early 2002 but was not fully staffed until after the January 2002 renewal season. The growth of the reinsurance segment continued in 2004 as we expanded the reinsurance segment by writing more risks outside of North America (mainly in Europe).
Net Investment Income
       Net investment income earned during the year ended December 31, 2004 was $129.0 million, compared to $101.0 million during the year ended December 31, 2003. Investment management fees of $3.7 million and $3.0 million were incurred during the years ended December 31, 2004 and 2003, respectively. The increase in net investment income in 2004 was principally due to an increase of 31.9% in aggregate invested assets.
       The annual book yield of the investment portfolio for the years ended December 31, 2004 and 2003 was 3.5% and 3.7%, respectively. The decrease in yields was primarily the result of a shift to shorter duration assets by the end of 2004. We continued to maintain a conservative investment posture. Approximately 98% of our fixed income investments (which included individually held securities and securities held in a high-yield bond fund) consisted of investment grade securities at December 31, 2004. The average credit rating of our fixed income portfolio was rated AA by Standard & Poor’s and Aa2 by Moody’s with an average duration of 2.4 years.
       At December 31, 2004, we had investments in three hedge funds, two funds that are managed by our investment managers affiliated with the Goldman Sachs Funds, and one fund managed by a subsidiary of AIG. The market value of our investments in these hedge funds at December 31, 2004 totaled $96.7 million. These investments generally impose restrictions on redemption, which may limit our ability to withdraw funds for some period of time after our initial investment. We had income from our hedge fund investments in the form of dividends of $0.2 million for the year ended December 31, 2004.
       The following table shows the components of net realized investment gains. We analyze gains or losses on sales of securities separately from gains or losses on the settlement of futures contracts, which were used to manage our portfolio’s duration. We have since discontinued the use of such futures contracts. In both years we recorded no losses on investments as a result of declines in values determined to be other than temporary.

	Year Ended
	December 31,

	2004	2003

	($ in millions)
Net gain from the sale of securities	$13.2	$9.2
Net (loss) gain on settlement of futures	(2.4)	4.2

Net realized investment gains	$10.8	$13.4

Net Losses and Loss Expenses
       The following table shows the components of the increase of net losses and loss expenses of $251.3 million for the year ended December 31, 2004 from the year ended December 31, 2003.

	Year Ended
	December 31,

	2004	2003

	($ in millions)
Net losses paid	$202.5	$98.8
Net change in reported case reserves	126.9	107.1
Net change in IBNR	684.0	556.2

Net losses and loss expenses	$1,013.4	$762.1

       Net losses paid increased over the prior year as our business matured and customers presented claims on policies previously written by us. The year ended 2004 also included net losses paid on claims from the third quarter 2004 hurricanes and two of the 2004 typhoons of approximately $57 million. The increase in 2004 was net of an increase in loss recoveries of $32 million, as a result of the increase in reinsurance purchased.
       The increase in net losses and loss expenses in 2004, which included increases in both net change in case reserves and IBNR, resulted primarily from our estimates of property losses incurred from Hurricanes Charley, Frances, Ivan and Jeanne and Typhoons Chaba and Songda. The net losses from these storms were estimated to be $186.2 million after giving consideration to amounts recoverable from our reinsurers. The balance of the 2004 increase is reflective of the increase in net premiums earned, offset by net positive reserve development of $79.4 million in estimated losses for accident years 2003 and 2002. Comparatively, we reported positive reserve development of $56.8 million in 2003. The positive development is the result of actual loss emergence in the non-casualty lines and the casualty claims made lines being lower than the initial expected loss emergence.

       The table below is a reconciliation of the beginning and ending reserves for losses and loss expenses for the years ended December 31, 2004 and 2003. Losses incurred and paid are reflected net of reinsurance recoverables.

	Year Ended
	December 31,

	2004	2003

	($ in millions)
Net reserves for losses and loss expenses, January 1	$964.9	$299.9
Incurred related to:
Current year non-catastrophe	906.6	818.9
Current year property catastrophe	186.2	—
Prior year non-catastrophe	(79.4)	(56.8)
Prior year property catastrophe	—	—

Total incurred	$1,013.4	$762.1
Paid related to:
Current year non-catastrophe	12.1	46.7
Current year property catastrophe	57.1	—
Prior year non-catastrophe	133.3	52.1
Prior year property catastrophe	—	—

Total paid	$202.5	$98.8
Foreign exchange revaluation	2.1	1.7

Net reserve for losses and loss expenses, December 31	1,777.9	964.9
Losses and loss expenses recoverable	259.2	93.8

Reserve for losses and loss expenses, December 31	$2,037.1	$1,058.7
Acquisition Costs
       Acquisition costs were $170.9 million for the year ended December 31, 2004 as compared to $162.6 million for the year ended December 31, 2003. Acquisition costs as a percentage of net premiums earned were 12.9% in 2004 versus 13.9% in 2003. The reduction in this percentage in 2004 was largely the result of the increase in ceding commissions, both in volume (ceding more business) and in rates. The amount of ceding commissions received is offset against our gross acquisition cost.
       We also acquired premiums through several surplus lines program administrator agreements and a reinsurance agreement with subsidiaries of AIG. For this business, we paid additional commissions to the program administrators and the cedent equal to 7.5% of the gross premiums written. Total acquisition costs incurred by us related to premiums written through these agreements were $45.2 million and $40.0 million for the years ended December 31, 2004 and 2003, respectively. The program administrator agreements were cancelled effective January 1, 2005, and the reinsurance agreement was cancelled effective December 21, 2004.
       Pursuant to our underwriting agency agreement with IPCUSL, we paid an agency commission of 6.5% of gross premiums written by IPCUSL on our behalf plus original commissions. Total acquisition costs incurred by us related to this agreement for the years ended December 31, 2004 and 2003 were $11.0 million and $9.9 million, respectively.
General and Administrative Expenses
       Total general and administrative expenses were $86.3 million for the year ended December 31, 2004 as compared to $66.5 million for the year ended December 31, 2003. This represents an increase of $19.8 million, or 29.8%, in 2004 as compared to 2003. The expansion of our business platform and personnel in the United States and Europe contributed to the increase.
       Effective April 1, 2004, the Bermuda administrative services agreement with a subsidiary of AIG was amended to reduce the fee rates and to terminate the provision for actuarial and claims management services. The administrative fee owed under this agreement increased by approximately $1.8 million over 2003, which comprised an increase of approximately $3.7 million due to the increase in gross premiums written offset by a decrease of approximately $1.9 million due to the fee reduction. The portion of our general and administrative expenses representing administrative fees was $34.0 million and $32.2 million, or 39.4% and 48.3%, of our total general and administrative expenses during the years ended December 31, 2004 and 2003, respectively.
       Our expense ratio, which is calculated as acquisition costs plus general and administrative expenses divided by net premiums earned, was 19.4% in the year ended December 31, 2004, compared to 19.6% in the year ended December 31, 2003. The expense ratio declined slightly in 2004 largely because of the decrease in acquisition costs as a percentage of our premiums earned, described above.
Net Income
       As a result of the above, net income for the year ended December 31, 2004 was $197.2 million compared to net income of $288.4 million for the year ended December 31, 2003. Net income for the year ended December 31, 2004 included foreign exchange gain of $0.3 million and income tax recovery of $2.2 million. Net income for the year ended December 31, 2003 included foreign exchange gain of $4.9 million and income tax expense of $6.9 million. The decrease in foreign exchange gain in 2004 reflected the foreign exchange hedge program that was established during the year. The decrease in income tax expense reflected the reduction of net income for our U.S. and European subsidiaries.
Underwriting Results by Operating Segments
       Our company is organized into three operating segments:
       Property Segment. Our property segment includes the insurance of physical property and business interruption coverage for commercial property and energy-related risks. We write solely commercial coverages and focus on the insurance of primary risk layers, where we believe we have a competitive advantage. This means that we are typically part of the first group of insurers that cover a loss up to a specified limit. We believe that there is generally less pricing competition in these layers, which allows us to retain greater control over our pricing and terms. These risks also carry higher premium rates and require specialized underwriting skills. Additionally, participation in the primary insurance layers, rather than the excess layers, helps us to better define and manage our property catastrophe exposure. Our current average net risk exposure (net of reinsurance) is approximately $3 to $7 million per individual risk.
       Casualty Segment. Our direct casualty underwriters provide a variety of specialty insurance casualty products to large and complex organizations around the world. Our casualty segment specializes in insurance products providing coverage for general and product liability, professional liability and healthcare liability risks. We focus primarily on insurance of excess layers, where we insure the second and/or subsequent layers of a policy above the primary layer. We limit our maximum net casualty exposure (net of reinsurance) to approximately $25 to $29 million per individual risk.
       Reinsurance Segment. Our reinsurance segment includes the reinsurance of property, general casualty, professional lines, specialty lines and catastrophe coverages written by other insurance companies. We believe we have developed a reputation for skilled underwriting in several niche reinsurance markets including professional lines, specialty casualty, property for U.S. regional insurers, and accident and health. We presently write reinsurance on both a treaty and a facultative basis. Pricing in the reinsurance market tends to be more cyclical than in the direct insurance market. As a result, we seek to increase or decrease our presence in this marketplace based on market conditions.
       Beginning in 2003, our business mix shifted from property insurance to casualty insurance and reinsurance as we took advantage of attractive rates, terms and conditions in the casualty and reinsurance markets. This trend continued in 2004 as we added further resources to our business in several casualty lines. 2003 was the first full year of operations for our reinsurance segment, which began in early 2002 but was not fully staffed until after the January 2002 renewal season. The growth of the reinsurance segment continued in 2004 as we expanded the reinsurance segment by writing more risks outside of North America (mainly in Europe). The reinsurance segment grew in 2005 relative to our direct insurance segments as a result of a decline in casualty and property gross premiums written due primarily to the cancellation of the surplus lines program administrator agreements and a reinsurance agreement with AIG subsidiaries in the United States. We also took advantage of growth opportunities within the reinsurance casualty and specialty lines during that period. On a written basis, our business mix is more heavily weighted to reinsurance during the first three months of the year due to the large number of reinsurance accounts with effective dates in January.
       Gross premiums written and net premiums earned by segment for the three months ended March 31, 2006 and 2005 and for the years ended December 31, 2005, 2004 and 2003 are illustrated in the following charts:

       Management measures results for each segment on the basis of the “loss ratio,” “acquisition cost ratio,” “general and administrative expense ratio” and the “combined ratio.” Because we do not manage our assets by segment, investment income, interest expense and total assets are not allocated to individual reportable segments. General and administrative expenses are allocated to segments based on various factors, including, among others, staff count and each segment’s proportional share of gross premiums written.

Property Segment
       The following table summarizes the underwriting results and associated ratios for the property segment for the three months ended March 31, 2006 and 2005, and the years ended December 31, 2005, 2004 and 2003.

	Three Months
	Ended		Year Ended
	March 31,		December 31,

	2006	2005	2005	2004	2003

	($ in millions)
Revenues
Gross premiums written	$119.8	$104.0	$412.9	$548.0	$554.7
Net premiums written	67.2	56.5	170.8	308.6	383.3
Net premiums earned	49.1	74.7	226.8	333.2	356.3
Expenses
Net losses and loss expenses	$33.3	$50.4	$410.3	$320.5	$183.1
Acquisition costs	(1.5)	5.4	5.7	30.4	39.2
General and administrative expenses	5.1	4.3	20.2	25.5	20.9
Underwriting income (loss)	12.2	14.6	(209.4)	(43.2)	113.1
Ratios
Loss ratio	67.9%	67.4%	180.9%	96.2%	51.4%
Acquisition cost ratio	(3.0)	7.2	2.5	9.1	11.0
General and administrative expense ratio	10.4	5.8	8.9	7.7	5.9
Expense ratio	7.4	13.0	11.4	16.8	16.9
Combined ratio	75.3	80.4	192.3	113.0	68.3
Comparison of Three Months Ended March 31, 2006 and 2005
       Premiums. Gross premiums written were $119.8 million for the three months ended March 31, 2006 compared to $104.0 million for the three months ended March 31, 2005, an increase of $15.8 million or 15.2%. The increase in gross premiums written was primarily due to significant market rate increases on certain catastrophe exposed North American general property business, resulting from record industry losses following the hurricanes which occurred in the second half of 2005. We also had an increase in the volume of business written due to increased opportunities in the property insurance market. The majority of North American general property accounts are currently written out of our Bermuda office, where gross premiums increased by $21.4 million, or 100.3%, for the three months ended March 31, 2006. We expect rates on this business to continue to increase in the near term. Offsetting these increases was a reduction in gross premiums written generated by our U.S. offices. This decrease reflected the cancellation of surplus lines program administrator agreements and a reinsurance agreement with subsidiaries of AIG. Gross premiums written under these agreements in the three months ended March 31, 2006 were nil compared to $10.4 million written in the three months ended March 31, 2005. During the second half of 2005, we added staff members to our New York and Boston offices and opened offices in Chicago and San Francisco in order to expand our U.S. property distribution platform. We continued this development in the three-month period ending March 31, 2006 and gross premiums written by our underwriters in these offices were $5.3 million for the period compared to nil for the three months ended March 31, 2005. We expect continued development of our property business for the remainder of 2006 through these newly formed offices.
       Net premiums written increased by $10.7 million, or 18.9%, a slightly greater rate than gross premiums written. This was primarily due to a decline in the quota share percentage of our general property treaty from 45% to 35%, effective October 1, 2005. Effective April 1, 2006, the quota share percentage on this treaty returned to 45%. The $25.6 million decline in net premiums earned was primarily due to the loss of earned premiums resulting from the cancellation of the surplus lines program administrator agreements and a reinsurance agreement with subsidiaries of AIG, partially offset by increased earnings from the Bermuda general property business. Net premiums earned for the three months ended March 31, 2006 included $1.6 million in ceded premium related to our property catastrophe reinsurance protection. The cost of our property catastrophe reinsurance protection will increase for the remainder of the 2006, as a result of increased rates arising from the losses experienced by the industry in 2004 and 2005. We anticipate that the cost of this protection for the remainder of 2006 will be approximately $30 million on an earned basis.
       Net losses and loss expenses. Net losses and loss expenses decreased by 33.9% to $33.3 million for the three months ended March 31, 2006 from $50.4 million for the three months ended March 31, 2005, consistent with the decrease in net premiums earned. The property loss ratio of 67.9% for the period ended March 31, 2006 was comparable to the loss ratio of 67.4% for the same period in 2005. Net paid losses for the three months ended March 31, 2006 and 2005 were $51.9 million and $63.0 million, respectively. Net paid losses for the three months ended March 31, 2006 included $10.1 million recovered from our property catastrophe reinsurance coverage as a result of losses paid due to Hurricanes Katrina and Rita. The net losses and loss expenses for the segment for the three-month period ended March 31, 2006 included $2.5 million of unfavorable development relating to the 2005 storms. In comparison, no adjustments relating to development on the reserves of prior years were included in net losses and loss expenses for the three-month period ended March 31, 2005.
       The table below is a reconciliation of the beginning and ending reserves for losses and loss expenses for the three months ended March 31, 2006 and 2005. Losses incurred and paid are reflected net of reinsurance recoverables.

	Three Months
	Ended
	March 31,

	2006	2005

	($ in millions)
Net reserves for losses and loss expenses, January 1	$543.7	$404.2
Incurred related to:
Current period non-catastrophe	30.8	50.4
Current period property catastrophe	—	—
Prior period non-catastrophe	—	—
Prior period property catastrophe	2.5	—

Total incurred	$33.3	$50.4
Paid related to:
Current period non-catastrophe	—	0.8
Current period property catastrophe	—	—
Prior period non-catastrophe	29.5	48.5
Prior period property catastrophe	22.4	13.7

Total paid	$51.9	$63.0
Foreign exchange revaluation	0.2	(0.7)

Net reserve for losses and loss expenses, March 31	525.3	390.9
Losses and loss expenses recoverable	465.6	193.1

Reserve for losses and loss expenses, March 31	$990.9	$584.0
       As a result of our 2005 hurricane losses and the recoverables due to us from reinsurers that participated in our property treaties and property catastrophe reinsurance contract, our losses and loss expenses recoverable balance increased significantly in the first quarter ended March 31, 2006 compared to the first quarter ended March 31, 2005.
       Acquisition costs. Acquisition costs decreased to negative $1.5 million for the three months ended March 31, 2006 from $5.4 million for the three months ended March 31, 2005. The negative cost represents ceding commissions received on ceded premiums in excess of the brokerage fees and commissions paid on gross premiums written. The acquisition cost ratio decreased to negative 3.0% for the three months ended March 31, 2006 from 7.2% for the same period 2005 primarily as a result of structural changes in our U.S. distribution platform. Historically, our U.S. business was generated via surplus lines program administrator agreements and a reinsurance agreement with subsidiaries of AIG. Under these agreements, we paid additional commissions to the program administrators and cedent equal to 7.5% of the gross premiums written. These agreements were cancelled and the related gross premiums written were substantially earned by December 31, 2005. In the three-month period ended March 31, 2005, $34.5 million, or 46.1%, of the property segment’s net premiums earned related to business generated via these agreements versus a negligible amount in the three months ended March 31, 2006. Gross written premiums from our U.S. offices are now underwritten by the company’s own staff and, as a result, we do not incur the 7.5% override commission historically paid to AIG. In addition, we now cede a portion of our U.S. business on a quota share basis under our general property treaty. This cession generates an overriding commission of 7.5% and has helped to further reduce acquisition costs on our U.S. business. The factors that will determine the amount of acquisition costs going forward are the amount of brokerage fees and commissions incurred on policies we write less ceding commissions earned on reinsurance we purchase. We normally negotiate our reinsurance treaties on an annual basis, so the rates will vary from renewal period to renewal period. If the amount of ceding commissions earned exceeds the brokerage fees and commissions incurred, the overall acquisition costs will be negative. Based on these factors, we expect our ceding commissions to decrease for the remainder of 2006.
       General and administrative expenses. General and administrative expenses increased to $5.1 million for the three months ended March 31, 2006 from $4.3 million for the three months ended March 31, 2005. The increase in general and administrative expenses was primarily attributable to additional staff and administrative expenses incurred in conjunction with the development of our U.S. property distribution platform. We opened our Chicago and San Francisco offices after the first quarter of 2005 and also increased our staffing presence in New York to include property underwriters after the first quarter of 2005. The cost of salaries and employee welfare also increased for existing staff. The increase in the general and administrative expense ratio from 5.8% for the three months ended March 31, 2005 to 10.4% for the same period in 2006 was the result of start-up costs in the United States rising at a faster rate than premiums.
Comparison of Years Ended December 31, 2005 and 2004
       Premiums. Gross premiums written were $412.9 million for the year ended December 31, 2005 compared to $548.0 million for the year ended December 31, 2004. The decrease in gross premiums written of $135.1 million for the year ended December 31, 2005 compared to the year ended December 31, 2004 was primarily due to the cancellation of surplus lines program administrator agreements and a reinsurance agreement with subsidiaries of AIG, which had been our major distribution channel for property business in the United States. We wrote gross premiums of approximately $164.8 million under these agreements for the year ended December 31, 2004 compared to $14.5 million written for the year ended December 31, 2005. During 2005, we added staff members to our New York and Boston offices in order to build our U.S. property distribution platform. We opened an office in San Francisco in October 2005 and an office in Chicago in November 2005, and we expect to continue to develop our property business in the United States in 2006 through these newly formed offices. Gross premiums written by our underwriters in these offices were $10.9 million for the year ended December 31, 2005 compared to nil in the year ended December 31, 2004. Gross premiums written by our Bermuda and European offices were comparable to the prior year, increasing slightly by $4.7 million primarily due to an increase in volume produced by our European offices.
       Net premiums written decreased by 44.7%, or $137.8 million, for the year ended December 31, 2005 compared to the year ended December 31, 2004. Of this decline in net premiums written, $148.7 million was due to the loss of AIG-sourced production offset by approximately an $11.3 million increase in net premiums written by our European offices. Excluding property catastrophe cover, we ceded 51.9% of gross premiums written for the year ended December 31, 2005 compared to 39.5% in the year ended December 31, 2004. Although we reduced exposure in the United States, the cost of our property catastrophe reinsurance coverage allocated to the property segment in 2005 was $4.9 million greater than the prior period due to reinstatement premiums from claims for Hurricanes Katrina and Rita in 2005. This cost is reflected as a reduction in our net premiums written. This reinsurance protects our property book of business from any catastrophic event such as a hurricane, earthquake or flood, with the coverage formulated to mitigate the likelihood of a single catastrophic loss exceeding 10% of our total capital for a “one-in-250-year” event. It is expected that the cost of property catastrophe coverage will increase significantly in 2006 due to an increase in rates arising from the losses experienced by the industry in 2004 and 2005.
       The decrease in net premiums earned of $106.4 million, or 31.9%, reflected the decrease in net premiums written. The percentage decrease of 31.9% was less than that for net premiums written of 44.7% due to the earning of prior year premiums.
       Net losses and loss expenses. Net losses and loss expenses increased by $89.8 million for the year ended December 31, 2005 compared to the year ended December 31, 2004. The property loss ratio increased 84.7 points in 2005 primarily due to the exceptional number and intensity of storms during the year. Net losses and loss expenses included $237.8 million in net losses resulting from windstorm catastrophes in 2005 (adversely impacting the loss ratio by 104.9 points) and net losses from development of 2004 storms equal to $49.0 million (adversely impacting the loss ratio by 21.6 points) and $71.8 million in net positive development from prior accident years, which was the result of continued favorable loss emergence (favorably impacting the loss ratio by 31.7 points). Comparatively, net losses and loss expenses for the year ended December 31, 2004 included $104.5 million in net losses resulting from third quarter 2004 hurricanes (adversely impacting the loss ratio by 31.4 points), and included net positive development relating to prior accident years of $18.4 million (favorably impacting the loss ratio by 5.5 points). The loss ratio after the effect of catastrophes and prior year development was higher for 2005 versus 2004 due to the impact of certain rate decreases since 2003, the increase in reported loss activity during 2005 and the effect of additional property catastrophe reinsurance coverage paid by us, reducing our net premiums earned. Net paid losses increased from $140.2 million for the year ended December 31, 2004 to $267.5 million for the year ended December 31, 2005, reflecting the development of our book of business along with increased payments for catastrophe claims.

       The table below is a reconciliation of the beginning and ending reserves for losses and loss expenses for the years ended December 31, 2005 and 2004. Losses incurred and paid are reflected net of reinsurance recoverables.

	Year Ended
	December 31,

	2005	2004

	($ in millions)
Net reserves for losses and loss expenses, January 1	$404.2	$221.7
Incurred related to:
Current year non-catastrophe	195.3	234.4
Current year property catastrophe	237.8	104.5
Prior year non-catastrophe	(71.8)	(18.4)
Prior year property catastrophe	49.0	—

Total incurred	$410.3	$320.5
Paid related to:
Current year non-catastrophe	38.6	10.9
Current year property catastrophe	36.6	32.2
Prior year non-catastrophe	122.9	97.1
Prior year property catastrophe	69.3	—

Total paid	$267.5	$140.2
Foreign exchange revaluation	(3.3)	2.2

Net reserve for losses and loss expenses, December 31	543.7	404.2
Losses and loss expenses recoverable	515.1	185.1

Reserve for losses and loss expenses, December 31	$1,058.8	$589.3
       Acquisition costs. Acquisition costs decreased to $5.7 million for the year ended December 31, 2005 from $30.4 million for the year ended December 31, 2004, representing a decrease of 81.3%. The decrease resulted from a greater amount of ceding commissions received from reinsurance treaties as we ceded a larger proportion of property business. It was also due to a general decrease in brokerage rates during 2005. In addition, our surplus lines program administrator agreements and a reinsurance agreement with subsidiaries of AIG were cancelled, which carried an additional 7.5% commission on the gross premiums written. Total acquisition costs relating to premiums written through these agreements with subsidiaries of AIG were $12.8 million for the year ended December 31, 2005 compared to $30.2 million for the year ended December 31, 2004. Effective October 1, 2005, the ceding commission for our general property quota share treaty declined from a flat rate of 26% applied to gross premiums ceded to an overriding commission of 7.5% applied to gross premiums ceded plus original commissions paid by us.
       General and administrative expenses. General and administrative expenses decreased to $20.2 million for the year ended December 31, 2005 from $25.5 million for the year ended December 31, 2004. The decrease in general and administrative expenses for 2005 versus 2004 reflected the decrease in the production of business. Fees paid to subsidiaries of AIG in return for the provision of administrative services were based on a percentage of our gross premiums written. The general and administrative expense ratio increased during the period as expenses did not decrease to the same extent as net premiums earned.
Comparison of Years Ended December 31, 2004 and December 31, 2003
       Premiums. Our property premiums remained relatively constant in 2004 compared to 2003, with only a slight decrease in gross premiums written of 1.2% or $6.7 million. Our European offices contributed growth of about $106.1 million in 2004, the first full year of operations for the property segment in Europe.

       Our Bermuda office wrote $238.0 million in property premiums in 2004, which was 19.7% less than in 2003, due in part to the transfer of some business to our fully operational European offices, but also due to a modest decline in prices. Although premium rates in this segment increased significantly in recent years, they began to decline compared to levels in 2002 and 2003. Terms and conditions and client self-insured retention levels remained at desired levels in 2004.
       Our U.S. offices wrote $165.0 million in property premiums in 2004, which was 24.8% less than in 2003. The amount of premiums written through surplus lines program administrator agreements and a reinsurance agreement with subsidiaries of AIG declined in 2004, and the agreements were cancelled prior to the 2005 calendar year. The amount of property premiums written through these distribution channels in 2004 and 2003 was $164.8 million and $218.7 million, respectively (30.1% and 39.4% of total property gross premiums written, respectively).
       Net premiums written decreased by 19.5% in 2004 from 2003, a larger decrease than that of gross premiums written. This reflected additional premiums ceded to reinsurers in 2004 (43.7% of our gross premiums written including property catastrophe cover) as it was the first full year ceding general property business on a proportional basis from our Bermuda and European subsidiaries. There was also an increase in energy gross premiums written in Europe, which were also covered by treaty reinsurance. We also increased the amount of facultative reinsurance purchased during 2004 compared to 2003 in order to take advantage of attractive rates and to limit our exposure. In addition, we ceded $11.3 million in premiums relating to an energy fronting agreement for the first time in 2004.
       Offsetting the increases in ceded premiums was the decrease in the cost of property catastrophe cover allocated to the property segment from $34.3 million in 2003 to $22.8 million in 2004. In October 2003, we began to reduce our limits on U.S. business with catastrophe exposure, which reduced our catastrophe reinsurance cost in 2004. Catastrophe reinsurance protects our property book of business from any catastrophic event such as a hurricane, earthquake or flood, with the coverage formulated to mitigate the likelihood of a single catastrophic loss exceeding 10% of our total capital for a “one-in-250-year” event.
       Net premiums earned decreased in 2004 as compared to 2003 primarily due to the increase in premiums ceded.
       Net losses and loss expenses. Net losses and loss expenses increased to $320.5 million for the year ended December 31, 2004 from $183.1 million for the year ended December 31, 2003. The property loss ratio had an increase of 44.8 points in 2004 primarily due to the exceptional number of storms in the third quarter. Net losses and loss expenses included $104.5 million in net losses resulting from third quarter hurricanes (adversely impacting the loss ratio by 31.4 points). Offsetting this increase was $18.4 million in net positive development from prior accident years included in 2004 results, which was the result of continued favorable loss emergence. Comparatively, 2003 results included $50.2 million of positive development relating to reductions in estimated ultimate losses incurred for the accident year 2002. Rate decreases in property insurance also contributed to the increase in the loss ratio in 2004 over 2003. Net paid losses increased from $71.8 million in 2003 to $140.2 million in 2004, reflecting the development of our book of business along with increased payments resulting from catastrophe claims.

       The table below is a reconciliation of the beginning and ending reserves for losses and loss expenses for the years ended December 31, 2004 and 2003. Losses incurred and paid are reflected net of reinsurance recoverables.

	Year Ended
	December 31,

	2004	2003

	($ in millions)
Net reserves for losses and loss expenses, January 1	$221.7	$108.8
Incurred related to:
Current year non-catastrophe	234.4	233.3
Current year property catastrophe	104.5	—
Prior year non-catastrophe	(18.4)	(50.2)
Prior year property catastrophe	—	—

Total incurred	$320.5	$183.1
Paid related to:
Current year non-catastrophe	10.9	32.8
Current year property catastrophe	32.2	—
Prior year non-catastrophe	97.1	39.0
Prior year property catastrophe	—	—

Total paid	$140.2	$71.8
Foreign exchange revaluation	2.2	1.6

Net reserve for losses and loss expenses, December 31	404.2	221.7
Losses and loss expenses recoverable	185.1	70.6

Reserve for losses and loss expenses, December 31	$589.3	$292.3
       Acquisition costs. Acquisition costs decreased to $30.4 million for the year ended December 31, 2004 from $39.2 million for the year ended December 31, 2003. The acquisition cost ratio for 2004 declined by 1.9 points due to the increase in the amount of ceding commissions received, which offsets our gross acquisition cost. This was the result of the increase in volume of business ceded to reinsurers.
       General and administrative expenses. General and administrative expenses increased to $25.5 million for the year ended December 31, 2004 from $20.9 million for the year ended December 31, 2003. The increase in general and administrative expenses of $4.6 million in 2004 reflected primarily the growth of our underwriting staff in Europe. The increase was also the result of maintaining staff levels while more business was ceded during the year, so relatively fixed costs were spread over a smaller net premium base. Thus, the overall expense ratio for 2004 remained comparable to that of 2003 as the increase in ceding commission lowered the acquisition cost ratio while the reduction in net premium base similarly increased the general and administrative expense ratio.

Casualty Segment
       The following table summarizes the underwriting results and associated ratios for the casualty segment for the three months ended March 31, 2006 and 2005, and the years ended December 31, 2005, 2004 and 2003.

	Three Months		Year Ended
	Ended March 31,		December 31,

	2006	2005	2005	2004	2003

	($ in millions)
Revenues
Gross premiums written	$130.5	$141.6	$633.0	$752.1	$678.6
Net premiums written	114.2	124.7	557.6	670.0	622.8
Net premiums earned	132.0	151.3	581.3	636.3	536.1
Expenses
Net losses and loss expenses	$97.6	$110.9	$431.0	$436.1	$431.9
Acquisition cost	9.3	9.1	33.5	59.5	57.3
General and administrative expenses	9.9	8.6	44.3	39.8	31.8
Underwriting income	15.2	22.7	72.5	100.9	15.1
Ratios
Loss ratio	73.9%	73.3%	74.1%	68.5%	80.6%
Acquisition cost ratio	7.1	6.0	5.8	9.4	10.7
General and administrative expense ratio	7.5	5.7	7.6	6.2	5.9
Expense ratio	14.6	11.7	16.6	15.6	16.6
Combined ratio	88.5	85.0	87.5	84.1	97.2

Comparison of Three Months Ended March 31, 2006 and 2005
       Premiums. Gross premiums written declined $11.1 million, or 7.8%, for the three months ended March 31, 2006 compared to the same period in 2005. The decrease reflected the cancellation of surplus lines program administrator agreements and a reinsurance agreement with subsidiaries of AIG. Gross premiums written under these agreements in the three months ended March 31, 2006 were approximately $0.3 million compared to $6.6 million in the three months ended March 31, 2005. Although the agreements were cancelled, we continued to receive premium adjustments during the three months ended March 31, 2006. There was also a decline in volume of premiums written through surplus lines agreements with an affiliate of Chubb of approximately $3.3 million for the three months ended March 31, 2006 compared to the three months ended March 31, 2005. This decline was due to a number of factors including the timing of policy recording and a change in our underwriting guidelines with Chubb, which decreased our limits for certain business and eliminated directors and officers as well as errors and omissions business. As well, we had a decline of approximately $2.7 million in pharmaceutical business as a result of companies self insuring certain exposures rather than purchasing insurance. Partially offsetting these decreases was an increase in the volume of business written through our U.S. offices with the opening of offices in Chicago and San Francisco in the fourth quarter of 2005, which increased gross premiums written by approximately $1 million. Premium rates for the casualty segment during the three months ended March 31, 2006 remained relatively stable compared to those for the three months ended March 31, 2005.
       Net premiums written decreased in line with the decrease in gross premiums written. The $19.3 million, or 12.8%, decline in net premiums earned was the result of the decline in gross premiums written since 2004.

       Net losses and loss expenses. Net losses and loss expenses decreased to $97.6 million for the three months ended March 31, 2006 from $110.9 million for the three months ended March 31, 2005. The casualty loss ratio of 73.9% for the period ended March 31, 2006 was comparable to 73.3% for the same period in 2005. Net paid losses for the three months ended March 31, 2006 and 2005 were $36.4 million and $12.9 million, respectively. Net paid losses for the three months ended March 31, 2006 included $25 million for a general liability loss that occurred during Hurricane Katrina.
       The table below is a reconciliation of the beginning and ending reserves for losses and loss expenses for the three months ended March 31, 2006 and 2005. Losses incurred and paid are reflected net of reinsurance recoverables.

	Three Months
	Ended March 31,

	2006	2005

	($ in millions)
Net reserves for losses and loss expenses, January 1	$1,419.1	$1,019.6
Incurred related to:
Current period non-catastrophe	97.6	110.9
Current period catastrophe	—	—
Prior period non-catastrophe	—	—
Prior period catastrophe	—	—

Total incurred	$97.6	$110.9
Paid related to:
Current period non-catastrophe	—	—
Current period catastrophe	—	—
Prior period non-catastrophe	11.4	12.9
Prior period catastrophe	25.0	—

Total paid	$36.4	$12.9
Foreign exchange revaluation	—	—

Net reserve for losses and loss expenses, March 31	1,480.3	1,117.6
Losses and loss expenses recoverable	142.4	87.5

Reserve for losses and loss expenses, March 31	$1,622.7	$1,205.1
       Acquisition costs. Acquisition costs were $9.3 million for the three months ended March 31, 2006, compared to $9.1 million for the three months ended March 31, 2005. The acquisition cost ratio increased from 6.0% for the three months ended March 31, 2005 to 7.1% for the same period in 2006. The increase was primarily the result of an increase in brokerage fees and commissions on premiums earned as well as a decrease in ceding commission rates for professional lines business ceded on a facultative basis. The amount of ceding commissions received from treaty and facultative reinsurance is offset against our gross acquisition cost.
       General and administrative expenses. General and administrative expenses increased to $9.9 million for the three months ended March 31, 2006 from $8.6 million for the three months ended March 31, 2005. The increase in general and administrative expenses was primarily attributable to additional staff and infrastructure expenses associated with the opening of offices in Chicago and San Francisco during the fourth quarter of 2005. The cost of salaries and employee welfare also increased for existing staff. The increase in the general and administrative expense ratio from 11.7% for the three months ended March 31, 2005 to 14.6% for the same period in 2006 was the result of start-up costs in the United States rising at a faster rate than premiums.

Comparison of Years Ended December 31, 2005 and 2004
       Premiums. Gross premiums written declined $119.1 million, or 15.8%, for the year ended December 31, 2005 compared to the year ended December 31, 2004. The decrease reflected the cancellation of surplus lines program administrator agreements and a reinsurance agreement with subsidiaries of AIG. Gross premiums written under these agreements in the year ended December 31, 2004 were approximately $109.1 million compared to $7.7 million written in the year ended December 31, 2005. The decline was partially offset by premiums written through our own underwriters in U.S. offices equal to approximately $83.2 million during the year ended December 31, 2005 compared to $30.7 million for the year ended December 31, 2004. The decrease in gross premiums written also reflected a number of accounts that were non-recurring in 2005 as well as decreasing industry rates for casualty lines of business. Casualty rates began to decline in 2004 and continued to decline in 2005. Terms and conditions and client self-insured retention levels, however, remained at desired levels. During 2005, we also reduced our maximum gross limit for pharmaceutical accounts in order to prudently manage this exposure. The change in gross limit resulted in a year-over-year decline in gross premiums written of about $12 million.
       In June 2004, Allied World Assurance Company (U.S.) Inc. opened a branch office in New York, which expanded our distribution in the United States. We have also opened offices in San Francisco and Chicago, which will further expand our presence in the United States.
       Net premiums written decreased in line with the decrease in gross premiums written. The $55.0 million decline in net premiums earned was less than that for premiums written due to the continued earning of premiums written in 2004.
       Net losses and loss expenses. Net losses and loss expenses decreased to $431.0 million for the year ended December 31, 2005 from $436.1 million for the year ended December 31, 2004. The casualty loss ratio for the year ended December 31, 2005 increased by 5.6 points from the year ended December 31, 2004 due largely to a $25 million general liability loss that occurred during Hurricane Katrina. Net losses and loss expenses for the year ended December 31, 2005 also included positive reserve development of $22.7 million compared to positive reserve development of $43.3 million in the year ended December 31, 2004. The decrease in estimated losses from prior accident years was the result of very low loss emergence to date on the claims-made lines of business. Net paid losses for the years ended December 31, 2005 and 2004 were $31.5 million and $7.1 million, respectively.

       The table below is a reconciliation of the beginning and ending reserves for losses and loss expenses for the years ended December 31, 2005 and 2004. Losses incurred and paid are reflected net of reinsurance recoverables.

	Year Ended
	December 31,

	2005	2004

	($ in millions)
Net reserves for losses and loss expenses, January 1	$1,019.6	$590.6
Incurred related to:
Current year non-catastrophe	428.7	479.4
Current year catastrophe	25.0	—
Prior year non-catastrophe	(22.7)	(43.3)
Prior year catastrophe	—	—

Total incurred	$431.0	$436.1
Paid related to:
Current year non-catastrophe	—	0.9
Current year catastrophe	—	—
Prior year non-catastrophe	31.5	6.2
Prior year catastrophe	—	—

Total paid	$31.5	$7.1
Foreign exchange revaluation	—	—

Net reserve for losses and loss expenses, December 31	1,419.1	1,019.6
Losses and loss expenses recoverable	128.6	73.6

Reserve for losses and loss expenses, December 31	$1,547.7	$1,093.2
       Acquisition costs. Acquisition costs decreased to $33.5 million for the year ended December 31, 2005 from $59.5 million for the year ended December 31, 2004. Total acquisition costs relating to premiums written through surplus lines program administrator agreements and a reinsurance agreement with subsidiaries of AIG were approximately $5.6 million for the year ended December 31, 2005 compared to approximately $15.0 million for the year ended December 31, 2004. The acquisition cost ratio decreased from 9.4% for the year ended December 31, 2004 to 5.8% for the year ended December 31, 2005. The decrease was due to a general decrease in industry brokerage rates paid by us, the cancellation of the surplus lines program administrator agreements and a reinsurance agreement with subsidiaries of AIG, which carried an additional 7.5% commission on the gross premiums written, and a slight increase in the rate of ceding commissions. The amount of ceding commissions received from treaty and facultative reinsurance is offset against our gross acquisition costs.
       General and administrative expenses. General and administrative expenses increased to $44.3 million for the year ended December 31, 2005 from $39.8 million for the year ended December 31, 2004. The increase in general and administrative expenses for 2005 versus 2004 was largely attributable to additional expenses related to the New York office, which was fully operational for the full year in 2005 while it had just opened in June 2004. The increase in the general and administrative expense ratio is a result of the start-up costs in the United States causing expenses to rise at a faster rate than premiums.
Comparison of Years Ended December 31, 2004 and December 31, 2003
       Premiums. Gross premiums written increased 10.8%, or $73.5 million, for the year ended December 31, 2004 compared to the year ended December 31, 2003. While premium rates in the casualty segment began to decline in 2004, terms and conditions and client self-insured retention levels remained at desired levels. We continued to grow despite the decrease in rates due mainly to expansion in the United States (where gross premiums increased by 15.4%) and Europe (where gross premiums increased by 67.2%). Bermuda production of business remained constant in 2004. In May 2003, the London branch of Allied World Assurance Company (Europe) Limited commenced operations and enabled us to better access brokers in continental Europe. This accessibility provided continued growth for a full year in 2004. In June 2004, Allied World Assurance Company (U.S.) Inc. formed a branch office in New York, which expanded its distribution in the United States and increased our penetration into the professional liability market. In August 2004, the New York branch expanded capabilities to underwrite excess liability and errors and omissions coverages. The New York branch produced approximately $11.9 million in gross premiums written during 2004.
       Distribution of our insurance products in the United States was accomplished mainly through agreements between our U.S. subsidiaries and subsidiaries of AIG. The surplus lines program administrator agreements were cancelled effective January 1, 2005, and the reinsurance agreement was cancelled effective December 21, 2004. Gross premiums written under these agreements in each of 2004 and 2003 were $109.3 million and $101.9 million, respectively, representing 14.5% and 15.0%, respectively, of total casualty gross premiums written.
       Net premiums written increased more modestly than gross premiums written in 2004. During 2003, we ceded 8.2% of our casualty premiums to reinsurers while in 2004 we ceded 10.9%. The increase in ceded premiums reflects a full year of treaty reinsurance on general casualty business from Bermuda and Europe, and to a lesser extent, an added quota share component of the treaty effective March 1, 2004.
       Net earned premium growth of $100.2 million in 2004 benefited from the growth of written premiums in 2003.
       Net losses and loss expenses. Net losses and loss expenses increased to $436.1 million for the year ended December 31, 2004 from $431.9 million for the year ended December 31, 2003. The 2004 casualty loss ratio decreased 12.1 points primarily due to positive development on prior accident years of $43.3 million reported in 2004 versus no positive development recorded in 2003. The decrease in estimated losses from prior accident years was the result of very low loss emergence to date on the claims-made lines of business. The mix of business contributed to the decrease in the loss ratio as more business was produced by Europe, having lower expected loss expenses due to a more favorable European regulatory environment.
       We had paid losses of $7.1 million in 2004 and $0.9 million in 2003.

       The table below is a reconciliation of the beginning and ending reserves for losses and loss expenses for the years ended December 31, 2004 and 2003. Losses incurred and paid are reflected net of reinsurance recoverables.

	Year Ended
	December 31,

	2004	2003

	($ in millions)
Net reserves for losses and loss expenses, January 1	$590.6	$159.6
Incurred related to:
Current year non-catastrophe	479.4	431.9
Current year catastrophe	—	—
Prior year non-catastrophe	(43.3)	—
Prior year catastrophe	—	—

Total incurred	$436.1	$431.9
Paid related to:
Current year non-catastrophe	0.9	0.6
Current year catastrophe	—	—
Prior year non-catastrophe	6.2	0.3
Prior year catastrophe	—	—

Total paid	$7.1	$0.9
Foreign exchange revaluation	—	—

Net reserve for losses and loss expenses, December 31	1,019.6	590.6
Losses and loss expenses recoverable	73.6	23.2

Reserve for losses and loss expenses, December 31	$1,093.2	$613.8
       Acquisition costs. Acquisition costs increased slightly to $59.5 million for the year ended December 31, 2004 from $57.3 million for the year ended December 31, 2003. The acquisition cost ratio decreased from 10.7% in 2003 to 9.4% in 2004. The decrease primarily relates to the increased level of premiums ceded in 2004. The amount of ceding commissions received from treaty and facultative reinsurance is offset against our gross acquisition costs. Brokerage rates also declined slightly in 2004.
       General and administrative expenses. General and administrative expenses increased to $39.8 million for the year ended December 31, 2004 from $31.8 million for the year ended December 31, 2003. The increase of $8.0 million in general and administrative expenses in 2004 reflected the continued staff growth within the casualty segment, particularly with the opening of our New York branch office. The increase in the general and administrative expense ratio is a result of the start-up costs in the United States causing expenses to rise at a faster rate than premiums.

Reinsurance Segment
       The following table summarizes the underwriting results and associated ratios for the reinsurance segment for the three months ended March 31, 2006 and 2005, and the years ended December 31, 2005, 2004 and 2003.

	Three Months
	Ended		Year Ended
	March 31,		December 31,

	2006	2005	2005	2004	2003

	($ in millions)
Revenues
Gross premiums written	$247.8	$259.8	$514.4	$407.9	$340.4
Net premiums written	246.1	257.4	493.5	394.1	340.4
Net premiums earned	127.9	98.0	463.4	356.0	274.8
Expenses
Net losses and loss expenses	$75.0	$77.1	$503.3	$256.7	$147.1
Acquisition costs	28.6	21.9	104.2	80.9	66.1
General and administrative expenses	5.3	8.0	29.8	21.1	13.8
Underwriting income (loss)	19.0	(9.0)	(173.9)	(2.7)	47.8
Ratios
Loss ratio	58.7%	78.6%	108.6%	72.1%	53.5%
Acquisition cost ratio	22.4	22.4	22.5	22.8	24.0
General and administrative expense ratio	4.2	8.1	6.4	5.9	5.0
Expense ratio	26.6	30.5	28.9	28.7	29.0
Combined ratio	85.3	109.1	137.5	100.8	82.5
Comparison of Three Months Ended March 31, 2006 and 2005
       Premiums. Gross premiums written were $247.8 million for the three months ended March 31, 2006 compared to $259.8 million for the three months ended March 31, 2005, a decrease of $12.0 million or 4.6%. The decrease in gross premiums written was primarily due to a reduction in the business written on our behalf by IPCUSL under an underwriting agency agreement. We have reduced our exposure limits on this business, which has prompted a reduction in gross premiums written. IPCUSL wrote $22.3 million of property catastrophe business on our behalf in the three months ended March 31, 2006 versus $35.7 million in the three-month period ending March 31, 2005.
       Net premiums written decreased by $11.3 million, or 4.4%, consistent with the decrease in gross premiums written. The $29.9 million increase in net premiums earned was the result of a continued increase in gross premiums written over the past two years. Premiums related to our reinsurance business earn at a slower rate than those related to our direct insurance business. Direct insurance premiums typically earn ratably over the term of a policy. Reinsurance premiums under a proportional contract are typically earned over the same period as the underlying policies, or risks, covered by the contract. As a result, the earning pattern of a proportional contract may extend up to 24 months. Property catastrophe premiums earn ratably over the term of the reinsurance contract.
       Net losses and loss expenses. Net losses and loss expenses decreased to $75.0 million for the three months ended March 31, 2006 from $77.1 million for the three months ended March 31, 2005. The loss ratio for the three months ended March 31, 2006 decreased 19.9 points from the three-month period ended March 31, 2005. During the three months ended March 31, 2005, $13.4 million was incurred for estimated losses as a result of windstorm Erwin, and unfavorable development of $5.7 million was recognized in relation to 2004 storms. Comparatively, favorable reserve development of $2.5 million relating to the 2005 storms was recognized in the three-month period ended March 31, 2006. Net paid losses were $50.0 million for the three months ended March 31, 2006, compared to $20.6 million for the three months ended March 31, 2005. The increase primarily relates to losses paid as a result of the 2005 catastrophes.
       The table below is a reconciliation of the beginning and ending reserves for losses and loss expenses for the quarters ended March 31, 2006 and 2005. Losses incurred and paid are reflected net of reinsurance recoverables.

	Three Months
	Ended
	March 31,

	2006	2005

	($ in millions)
Net reserves for losses and loss expenses, January 1	$726.3	$354.1
Incurred related to:
Current period non-catastrophe	77.5	58.0
Current period property catastrophe	—	13.4
Prior period non-catastrophe	—	—
Prior period property catastrophe	(2.5)	5.7

Total incurred	$75.0	$77.1
Paid related to:
Current period non-catastrophe	0.9	0.5
Current period property catastrophe	—	0.2
Prior period non-catastrophe	11.1	8.7
Prior period property catastrophe	38.0	11.2

Total paid	$50.0	$20.6
Foreign exchange revaluation	—	—
Net reserve for losses and loss expenses, March 31	751.3	410.6
Losses and loss expenses recoverable	56.0	0.9

Reserve for losses and loss expenses, March 31	$807.3	$411.5
       Acquisition costs. Acquisition costs increased $6.7 million to $28.6 million for the three months ended March 31, 2006 from $21.9 million for the three months ended March 31, 2005 primarily as a result of the increase in net premiums earned. The acquisition cost ratio of 22.4% for the three-month period ended March 31, 2006 was consistent with the 22.4% acquisition cost ratio for the three-month period ended March 31, 2005.
       General and administrative expenses. General and administrative expenses decreased to $5.3 million for the three months ended March 31, 2006 from $8.0 million for the three months ended March 31, 2005. The decrease in general and administrative expenses was primarily a result of changes in the cost structure for our administrative functions. General and administrative expenses included fees paid to subsidiaries of AIG in return for the provision of various administrative services. Prior to January 1, 2006, these fees were based on a percentage of our gross premiums written. Effective January 1, 2006, our administrative agreements with AIG subsidiaries were amended and now contain both cost-plus and flat-fee arrangements for a more limited range of services. The services no longer included within the agreements are now provided through additional staff and infrastructure of the company. Prior to January 1, 2006, fees paid to subsidiaries of AIG were allocated to the reinsurance segment based on the segment’s proportionate share of gross premiums written; the reinsurance segment constituted 51.4% of consolidated gross premiums written for the three months ended March 31, 2005 and, therefore, was allocated a significant portion of the fees paid to AIG. As a result of the change in the cost structure related to our administrative functions, these expenses are now relatively fixed in nature, so do not vary according to the level of gross premiums written. This has resulted in a decreased allocation of expenses to the reinsurance segment.
Comparison of Years Ended December 31, 2005 and 2004
       Premiums. Gross premiums written were $514.4 million for the year ended December 31, 2005 as compared to $407.9 million for the year ended December 31, 2004. The $106.5 million, or 26.1%, increase in gross premiums written for the year ended December 31, 2005 over the year ended December 31, 2004 was predominantly the result of continued growth of our specialty and traditional casualty reinsurance lines, which grew $84.7 million over the prior year. Although rates generally stabilized in 2005, we believe we have gained market recognition since our reinsurance segment started operations in 2002, and our financial strength has provided us with a competitive advantage and opportunities in the market. Included within the reinsurance segment is business written on our behalf by IPCUSL under an underwriting agency agreement. IPCUSL wrote $83.0 million of property catastrophe business in the year ended December 31, 2005 versus $68.0 million in the year ended December 31, 2004. The rise reflected an increase in reinstatement premiums from a larger number of catastrophe claims on storm activity during 2005. Of the remaining premiums, 15.6% related to property and 84.4% related to casualty risks for the year ended December 31, 2005 versus 22.6% property and 77.4% casualty for the year ended December 31, 2004. We also commenced reinsuring accident and health business in June 2004, which increased gross premiums written by $6.4 million in 2005 over 2004.
       Net premiums written increased by a slightly smaller percentage than gross premiums written during 2005 because we allocated a portion of our property catastrophe coverage to the reinsurance segment, which equaled $16.4 million for the year ended December 31, 2005 compared to $8.1 million for the year ended December 31, 2004. The increase reflected the cost of reinstatement premiums due to claims from Hurricanes Katrina and Rita.
       Net earned premium growth in 2005 benefited from the continued earning of premiums written in 2003 and 2004. Premiums related to our reinsurance business earn at a slower rate than those related to our direct insurance business. Direct insurance premiums typically earn ratably over the term of a policy. Reinsurance premiums under a proportional contract are typically earned over the same period as the underlying policies, or risks, covered by the contract. As a result, the earning pattern of a proportional contract may extend up to 24 months. Property catastrophe premiums earn ratably over the term of the reinsurance contract. On an earned basis, business written on our behalf by IPCUSL represented 18.1% of total reinsurance earned premium in the year ended December 31, 2005 compared to 18.6% in the year ended December 31, 2004.
       Net losses and loss expenses. Net losses and loss expenses increased to $503.3 million for the year ended December 31, 2005 from $256.7 million for the year ended December 31, 2004. The loss ratio for the year ended December 31, 2005 increased 36.5 points from the year ended December 31, 2004. The increase resulted from increased windstorm activity during 2005. Net losses and loss expenses included $231.6 million of estimated losses relating to Hurricanes Katrina, Rita and Wilma and Windstorm Erwin (adversely impacting the loss ratio by 50.0 points) and $13.5 million of negative development on estimated losses from 2004 storms (adversely impacting the loss ratio by 2.9 points). Comparatively, $81.6 million of estimated losses were incurred during the year ended December 31, 2004 relating to the third quarter hurricanes and typhoons (adversely impacting the loss ratio by 22.9 points). Net losses and loss expenses for the year ended December 31, 2005 also included $17.0 million of positive development relating to reductions in estimated ultimate losses incurred for accident years 2002, 2003 and 2004 (favorably impacting the loss ratio by 3.7 points). Comparatively, there was positive development of $17.8 million on prior accident year ultimate losses during the year ended December 31, 2004 (favorably impacting the loss ratio by 5.0 points). The adjusted loss ratio after catastrophes and prior period development was 59.4% for 2005 compared to 54.2% for 2004 — the increase reflects the shift in product mix in 2005 from property to casualty, which generally carries a higher loss ratio than property.
       Paid losses in our reinsurance segment increased from $55.2 million for the year ended December 31, 2004 to $131.1 million for the year ended December 31, 2005, reflecting payment of catastrophe losses as well as the growth and maturity of this segment.
       The table below is a reconciliation of the beginning and ending reserves for losses and loss expenses for the years ended December 31, 2005 and 2004. Losses incurred and paid are reflected net of reinsurance recoverables.

	Year Ended
	December 31,

	2005	2004

	($ in millions)
Net reserves for losses and loss expenses, January 1	$354.1	$152.6
Incurred related to:
Current year non-catastrophe	275.2	192.9
Current year property catastrophe	231.6	81.6
Prior year non-catastrophe	(17.0)	(17.8)
Prior year property catastrophe	13.5	—

Total incurred	$503.3	$256.7
Paid related to:
Current year non-catastrophe	2.1	0.4
Current year property catastrophe	47.6	24.9
Prior year non-catastrophe	40.3	29.9
Prior year property catastrophe	41.1	—

Total paid	$131.1	$55.2
Foreign exchange revaluation	—	—

Net reserve for losses and loss expenses, December 31	726.3	354.1
Losses and loss expenses recoverable	72.6	0.5

Reserve for losses and loss expenses, December 31	$798.9	$354.6
       Acquisition costs. Acquisition costs increased to $104.2 million for the year ended December 31, 2005 from $80.9 million for the year ended December 31, 2004 primarily as a result of the increase in gross premiums written. The acquisition cost ratio for 2005 was 22.5%, as compared to the acquisition ratio of 22.8% for 2004.
       General and administrative expenses. General and administrative expenses increased to $29.8 million for the year ended December 31, 2005 from $21.1 million for the year ended December 31, 2004. The $8.7 million increase in general and administrative expenses in 2005 reflected the increase in underwriting staff and the growth of the business. Fees paid to subsidiaries of AIG in return for the provision of administrative services were based on a percentage of our gross premiums written. The fees charged to the reinsurance segment increased by $5.6 million due to the increase in gross premiums written. Letter of credit costs also increased with the increase in volume of business and property catastrophe loss reserves.
Comparison of Years Ended December 31, 2004 and December 31, 2003
       Premiums. Gross premiums written increased in 2004 by $67.5 million or approximately 19.8%. The largest source of growth in 2004 came from the expansion into international lines. We began reinsuring risks outside of North America late in 2003, and this business grew considerably in 2004. We also continued to grow specialty lines including accident and health risks, which commenced in 2004. Included within the reinsurance segment is business written on our behalf by IPCUSL under an underwriting agency agreement. IPCUSL wrote 18.0% of total reinsurance premiums in 2003 and 16.7% in 2004. Of the remaining premium, 22.6% related to property and 77.4% related to casualty risks in 2004 versus 29.2% property and 70.8% casualty in 2003.
       During 2004, rate increases moderated or leveled for several business lines within the reinsurance segment, and prices for some risk classes declined from their highs. However, terms and conditions under our treaty and facultative contracts remained favorable.
       Net premiums written increased by a smaller percentage than gross premiums written during 2004 because we began to cede a portion of our accident and health reinsurance premiums to a retrocessionaire.
       Net earned premium growth in 2004 benefited from the growth in written premiums in 2003. On an earned basis, business written on our behalf by IPCUSL represented 18.6% of total reinsurance earned premium in 2004 compared to 21.4% in 2003.
       Net losses and loss expenses. Net losses and loss expenses increased to $256.7 million for the year ended December 31, 2004 from $147.1 million for the year ended December 31, 2003. The loss ratio for the year ended December 31, 2004 increased 18.6 points from 2003. The increase resulted mainly from hurricane and typhoon losses that amounted to $81.6 million (adversely impacting the loss ratio by 22.9 points). Partially offsetting a portion of these losses was $17.8 million in positive development relating to reductions in estimated ultimate incurred property losses for accident years 2002 and 2003. Comparatively, results for 2003 included $6.6 million of positive development in property reinsurance losses due to low loss experience and few natural catastrophes. Paid losses in our reinsurance segment increased from $26.1 million in 2003 to $55.2 million in 2004, reflecting the growth and maturity of this segment as well as payment of some hurricane losses in 2004.
       The table below is a reconciliation of the beginning and ending reserves for losses and loss expenses for the years ended December 31, 2004 and 2003. Losses incurred and paid are reflected net of reinsurance recoverables.

	Year Ended
	December 31,

	2004	2003

	($ in millions)
Net reserves for losses and loss expenses, January 1	$152.6	$31.6
Incurred related to:
Current year non-catastrophe	192.9	153.7
Current year property catastrophe	81.6	—
Prior year non-catastrophe	(17.8)	(6.6)
Prior year property catastrophe	—	—

Total incurred	$256.7	$147.1
Paid related to:
Current year non-catastrophe	0.4	13.3
Current year property catastrophe	24.9	—
Prior year non-catastrophe	29.9	12.8
Prior year property catastrophe	—	—

Total paid	$55.2	$26.1
Foreign exchange revaluation	—	—

Net reserve for losses and loss expenses, December 31	354.1	152.6
Losses and loss expenses recoverable	0.5	—

Reserve for losses and loss expenses, December 31	$354.6	$152.6

       Acquisition costs. Acquisition costs increased to $80.9 million for the year ended December 31, 2004 from $66.1 million for the year ended December 31, 2003. The acquisition cost ratio of 22.8% in 2004 was lower than that of 24.0% in 2003 primarily as a result of the increased proportion of international reinsurance, which had lower acquisition costs.
       General and administrative expenses. General and administrative expenses increased to $21.1 million for the year ended December 31, 2004 from $13.8 million for the year ended December 31, 2003. The increase in general and administrative expenses of $7.3 million in 2004 primarily reflected the further growth in our underwriting staff, costs to establish a new reinsurance processing system and an increase in the allocation of administration service fees due to the proportional increase in gross premiums written by the reinsurance segment. The increase in the general and administrative expense ratio is a result of these additional costs exceeding the rate of growth in our net premiums earned.
Reserves for Losses and Loss Expenses
       Reserves for losses and loss expenses as of March 31, 2006 and December 31, 2005, 2004 and 2003 were comprised of the following:

	Property				Casualty				Reinsurance				Total

	Mar. 31,	December 31,			Mar. 31,	December 31,			Mar. 31,	December 31,			Mar. 31,	December 31,
	2006	2005	2004	2003	2006	2005	2004	2003	2006	2005	2004	2003	2006	2005	2004	2003

	($ in millions)
Case reserves	$643.9	$602.8	$224.5	$127.6	$52.0	$77.6	$29.7	$4.9	$237.4	$240.8	$67.7	$19.5	$933.3	$921.2	$321.9	$152.0
IBNR	347.0	456.0	364.8	164.7	1,570.7	1,470.1	1,063.5	608.9	569.9	558.1	286.9	133.1	2,487.6	2,484.2	1,715.2	906.7

Reserve for losses and loss expenses	990.9	1,058.8	589.3	292.3	1,622.7	1,547.7	1,093.2	613.8	807.3	798.9	354.6	152.6	3,420.9	3,405.4	2,037.1	1,058.7
Reinsurance recoverables	(465.6)	(515.1)	(185.1)	(70.6)	(142.4)	(128.6)	(73.6)	(23.2)	(56.0)	(72.6)	(0.5)	—	(664.0)	(716.3)	(259.2)	(93.8)

Net reserve for losses and loss expenses	$525.3	$543.7	$404.2	$221.7	$1,480.3	$1,419.1	$1,019.6	$590.6	$751.3	$726.3	$354.1	$152.6	$2,756.9	$2,689.1	$1,777.9	$964.9

       We participate in certain lines of business where claims may not be reported for many years. Accordingly, management does not believe that reported claims on these lines are necessarily a valid means for estimating ultimate liabilities. We use statistical and actuarial methods to reasonably estimate ultimate expected losses and loss expenses. Loss reserves do not represent an exact calculation of liability. Rather, loss reserves are estimates of what we expect the ultimate resolution and administration of claims will cost. These estimates are based on actuarial and statistical projections and on our assessment of currently available data, as well as estimates of future trends in claims severity and frequency, judicial theories of liability and other factors. Loss reserve estimates are refined as experience develops and as claims are reported and resolved. Establishing an appropriate level of loss reserves is an inherently uncertain process. Ultimate losses and loss expenses may differ from our reserves, possibly by material amounts. See “— Critical Accounting Policies — Reserve for Losses and Loss Expenses” for further details.
Ceded Insurance
       For purposes of managing risk, we reinsure a portion of our exposures, paying reinsurers a part of premiums received on policies we write. Total premiums ceded pursuant to reinsurance contracts entered into by our company with a variety of reinsurers were $70.6 million and $66.6 million for the three months ended March 31, 2006 and 2005, respectively, and were $338.3 million, $335.3 million and $227.2 million for the years ended December 31, 2005, 2004 and 2003, respectively. Certain reinsurance contracts provide us with protection related to specified catastrophes insured by our property segment. We also cede premiums on a proportional basis to limit total exposures in the property, casualty and to a lesser extent reinsurance segments. The following table illustrates our gross premiums written and ceded for the three months ended March 31, 2006 and 2005 and for the years ended December 31, 2005, 2004 and 2003:

	Gross Premiums Written and
	Premiums Ceded

	Three Months		Year Ended
	Ended March 31,		December 31,

	2006	2005	2005	2004	2003

	($ in millions)
Gross	498.1	505.3	$1,560.3	$1,708.0	$1,573.7
Ceded	(70.6)	(66.6)	(338.3)	(335.3)	(227.2)

Net	427.5	438.7	$1,222.0	$1,372.7	$1,346.5

Ceded as percentage of Gross	14.2%	13.2%	21.7%	19.6%	14.4%

       The following table illustrates the effect of our reinsurance ceded strategies on our results of operations:

	Three Months		Year Ended
	Ended March 31,		December 31,

	2006	2005	2005	2004	2003

	($ in millions)
Premiums written ceded	70.6	66.6	338.3	335.3	227.2
Premiums earned ceded	76.6	80.9	344.2	312.7	156.8
Losses and loss expenses ceded	15.1	46.1	602.1	200.1	86.7
Acquisition costs ceded	15.9	16.0	66.9	59.1	30.0
       Our net cash flows relating to ceded reinsurance activities (premiums paid less losses recovered and acquisition costs ceded) were approximately $4 million for the three months ended March 31, 2006 compared to net cash paid of $32 million for the three months ended March 31, 2005. We paid approximately $154 million relating to reinsurance ceded activities for the year ended December 31, 2005 compared to $221 million and $165 million, respectively, for the years ended December 31, 2004 and 2003.
       Our reinsurance ceded strategies have remained relatively consistent since 2003. Our property segment has purchased quota share reinsurance almost from inception. From June 2002 through March 2003, we ceded 50% of up to $10 million of each applicable policy limit of energy business, from April 2003 to June 2006, we ceded 66% of up to $20 million of each applicable policy limit of energy business. From June 2006 to June 2007, we will cede 58.5% of up to $15 million of each applicable policy limit of energy business. From August 2003 to October 2005, we ceded 45% of up to $10 million of each applicable policy limit of general property business, from October 2005 to April 2006, we ceded 35% of up to $10 million of each applicable policy limit of general property business and from April 2006 through October 2006 we will cede 45% of up to $10 million of each applicable policy limit. There are also occurrence limits on our general property treaty of $250 million for U.S. general property business and $100 million for international general property business for the period October 2005 through October 2006. Occurrence limits restrict our ability to recover losses, in the aggregate, for a single event. Notwithstanding the occurrence limit subject to this treaty contract, in the event any loss under this treaty attaches both to policies incepting during the treaty period and to policies incepting outside such period, the sum of losses of all treaty contract years shall not exceed $450 million. Our property reinsurance treaties did not cover property premiums written under the surplus lines program administrator agreements and a reinsurance agreement with subsidiaries of AIG. Our property reinsurance treaties do cover property premiums written by our U.S. underwriters since 2005.

       We also purchase reinsurance to provide protection for specified catastrophes insured by our property segment. The limits for catastrophe protection have decreased from 2003 to 2006 as a result of reducing our exposures in catastrophe-exposed areas. Our strategy regarding the amount of property catastrophe coverage purchased has changed based on our experience with the storms that occurred during 2005. Prior to 2006, our targeted exposure level was up to 10% of capital for any “one-in-250-year” event based on modeled probable losses. For 2006, we are also managing our portfolio of catastrophe exposures based on our gross exposed policy limits and probable loss factors from worst-case historical data. Using this method, we believe that our net probable maximum losses for a “one-in-250-year” event would be manageable under our current property catastrophe reinsurance and capital structure. No assurance can be given, however, as to what our actual losses would be from any such 2006 event.
       Our reinsurance strategy for the casualty segment has also not changed significantly since 2003. We have purchased variable quota share reinsurance for general casualty business since December 2002. From December 2002 to March 2004, on policies with limits in excess of $25 million, we ceded 80% of up to $25 million part of $50 million of applicable policy limits while retaining the other $25 million (plus the remaining 20% of up to $25 million part of $50 million). From March 2004 to March 2005, we purchased additional quota share reinsurance equal to 10% of policies with limits of less than or equal to $25 million (or its currency equivalent), and ceded 85% of up to $25 million part of $50 million on a variable quota share basis. From March 2005 to March 2006, we ceded 12% of policies with limits less than or equal to $25 million (or its currency equivalent) and 85% of up to $25 million part of $50 million on a variable quota share basis. For the treaty period from March 2006 to March 2007, we will cede 12% of policies with limits less than or equal to $25 million (or its currency equivalent) and 95% of up to $25 million part of $50 million on a variable quota share basis. Effective March 1, 2006, we will also cede 20% of general casualty policies with limits less than or equal to $25 million written by our U.S. subsidiaries. Since 2003, we have also purchased a limited amount of facultative reinsurance for professional liability policies. We do not anticipate changing this strategy in 2006.
       We purchase a limited amount of retrocession coverage for our reinsurance segment. From June 1, 2004 to March 31, 2006, we ceded approximately $10 million of accident and health reinsurance premiums on a quota share basis. We did not renew this treaty when it expired on June 1, 2006.
       The availability and cost of reinsurance is subject to market conditions, which may be beyond our control. For example, capacity within the property reinsurance market is currently limited. If reinsurance capacity is available in the future, but only from reinsurers that do not meet our minimum financial strength requirements, then we may not be able to purchase the level of protection as we have in the past. Even if reinsurance capacity is available at past levels and from financially acceptable reinsurers, the contractual terms and conditions of such reinsurance could change in the future in ways that would make the reinsurance less financially attractive to us or that could restrict our ability to cede certain types of losses to reinsurers. If such changes occurred, we may choose to reduce our reinsurance purchasing and retain more risk, or we may have to reduce the original policy limits we write.
       The absence of remaining limits also restricts the amount of losses we can recover from reinsurance. Based on our current estimate of losses related to Hurricane Katrina, we believe we have exhausted our $135 million of property catastrophe reinsurance protection with respect to this event.
       We believe we have been successful in obtaining reinsurance protection, and our purchase of reinsurance has allowed us to form strong trading relationships with reinsurers. However, it is not certain that we will be able to obtain adequate protection at cost effective levels in the future. We therefore may not be able to successfully mitigate risk through reinsurance arrangements. Further, we are subject to credit risk with respect to our reinsurers because the ceding of risk to reinsurers does not relieve us of our liability to the clients or companies we insure or reinsure. Our failure to establish adequate reinsurance arrangements or the failure of existing reinsurance arrangements to protect us from overly concentrated risk exposure could adversely affect our financial condition and results of operations.
       The following table illustrates our reinsurance recoverable as of March 31, 2006 and December 31, 2005 and 2004:

	Reinsurance Recoverable

	As of	As of
	March 31,	December 31,

	2006	2005	2004

	($ in millions)
Ceded case reserves	$280.1	$256.4	$63.9
Ceded IBNR reserves	383.9	459.9	195.3

Reinsurance recoverable	$664.0	$716.3	$259.2

       We remain obligated for amounts ceded in the event our reinsurers do not meet their obligations. Accordingly, we have evaluated the reinsurers that are providing reinsurance protection to us and will continue to monitor their credit ratings and financial stability. Approximately 96% of ceded case reserves as of March 31, 2006 were recoverable from reinsurers who had an A.M. Best rating of “A” or higher. We generally have the right to terminate our treaty reinsurance contracts at any time, upon prior written notice to the reinsurer, under specified circumstances, including the assignment to the reinsurer by A.M. Best of a financial strength rating of less than “A-.”
Liquidity and Capital Resources
General
       At the date of its incorporation, November 13, 2001, Allied World Assurance Company Holdings, Ltd was capitalized with shareholders’ equity of $1,487.6 million. From inception to March 31, 2006, we reported total net income of $553.3 million. On March 30, 2005 we declared a special one-time, cash dividend of $9.93 per common share, or $499.8 million in the aggregate.
       Our capital management strategy is to preserve sufficient capital to support our financial ratings and future growth while maintaining conservative financial leverage and earnings coverage ratios.
       Allied World Assurance Company Holdings, Ltd is a holding company and transacts no business of its own. The proceeds of all paid-in capital have been contributed by the holding company to its subsidiary companies. Cash flows to the holding company may comprise dividends, advances and loans from its subsidiary companies.
Restrictions and Specific Requirements
       The jurisdictions in which our insurance subsidiaries are licensed to write business impose regulations requiring companies to maintain or meet various defined statutory ratios, including solvency and liquidity requirements. Some jurisdictions also place restrictions on the declaration and payment of dividends and other distributions. See the description of those restrictions in “Dividend Policy.” As of March 31, 2006, December 31, 2005, 2004 and 2003, the total combined minimum capital and surplus required to be held by our subsidiaries was $1,324.6 million, $1,370.6 million, $1,503.7 million and $1,304.8 million, respectively, and, at these same dates, our subsidiaries held a total combined capital and surplus of $1,877.3 million, $1,850.0 million, $2,038.1 million and $1,860.7 million, respectively.
       Our insurance subsidiary in Bermuda, Allied World Assurance Company, Ltd, is neither licensed nor admitted as an insurer, nor is it accredited as a reinsurer, in any jurisdiction in the

United States. As a result, it is required to post collateral security with respect to any reinsurance liabilities it assumes from ceding insurers domiciled in the United States in order for U.S. ceding companies to obtain credit on their U.S. statutory financial statements with respect to insurance liabilities ceded to them. Under applicable statutory provisions, the security arrangements may be in the form of letters of credit, reinsurance trusts maintained by trustees or funds-withheld arrangements where assets are held by the ceding company.
       At this time, Allied World Assurance Company, Ltd uses trust accounts primarily to meet security requirements for inter-company and certain related-party reinsurance transactions. We also have cash and cash equivalents and investments on deposit with various state or government insurance departments or pledged in favor of ceding companies in order to comply with relevant insurance regulations. As of March 31, 2006, total trust account deposits were $700.1 million compared to $683.7 million at December 31, 2005, $558.1 million at December 31, 2004 and $502.8 million at December 31, 2003. In addition, Allied World Assurance Company, Ltd has access to up to $900 million in letters of credit under secured letter of credit facilities with Citibank, N.A. and Barclays Bank, PLC. These facilities are used to provide security to reinsureds and are collateralized by us, at least to the extent of letters of credit outstanding at any given time. As of March 31, 2006 and December 31, 2005, 2004, and 2003, there were outstanding letters of credit totaling $761.8 million, $740.7 million, $340.0 million and $195.5 million, respectively, under the two facilities. Collateral committed to support the letter of credit facilities was $919.7 million at March 31, 2006, compared to $852.1 million, $357.0 million and $225.7 million at December 31, 2005, 2004 and 2003, respectively.
       Security arrangements with ceding insurers may subject our assets to security interests or require that a portion of our assets be pledged to, or otherwise held by, third parties. Both of our letter of credit facilities are fully collateralized by assets held in custodial accounts at Mellon Bank held for the benefit of Barclays Bank, PLC and Citibank, N.A. Although the investment income derived from our assets while held in trust accrues to our benefit, the investment of these assets is governed by the terms of the letter of credit facilities or the investment regulations of the state or territory of domicile of the ceding insurer, which may be more restrictive than the investment regulations applicable to us under Bermuda law. The restrictions may result in lower investment yields on these assets, which may adversely affect our profitability.
       We believe that restrictions on liquidity resulting from restrictions on the payments of dividends by our subsidiary companies or from assets committed in trust accounts or to collateralize the letter of credit facilities are not of a size which will have a material impact on our ability to carry out our normal business activities.
Sources of Funds
       Our sources of funds primarily consist of premium receipts net of commissions, investment income, our term loan and proceeds from sales and redemption of investments. Cash is used primarily to pay losses and loss expenses, reinsurance purchased, general and administrative expenses and taxes, with the remainder made available to our investment manager for investment in accordance with our investment policy.
       Cash flows from operations for the quarter ended March 31, 2006 were $186.2 million compared to $170.8 million for the quarter ended March 31, 2005. Although net loss payments made in the three months ended March 31, 2006 were $138.4 million compared to $96.5 million for the three months ended March 31, 2005, the increase in cash flows from operations is primarily a result of increased investment income received. Cash flows from operations for the year ended December 31, 2005 was $730.0 million compared to $1,068.9 million for the year ended December 31, 2004. The increase in losses paid (due to maturation of our business and losses paid on catastrophe claims) was the main source for the year-over-year decrease. Net loss payments made in the year ended December 31, 2005 were $430.1 million compared to $202.5 million for the year ended December 31, 2004. There was also a decline in net premium volume for 2005 compared to 2004. Cash flow from operations in the year ended December 31, 2004 was $1,068.9 million compared to $1,101.2 million in the year ended December 31, 2003. Net loss payments made in the year ended December 31, 2004 were $202.5 million compared to $98.8 million in the year ended December 31, 2003. These amounts represented 20.0% and 13.0%, respectively, of net losses incurred. Losses incurred on our long-tail business may not be paid for several years.
       Investing cash flows consist primarily of proceeds on the sale of investments and payments for investments acquired. We used $170.0 million in net cash for investing activities during the three months ended March 31, 2006 compared to $187.1 million during the three months ended March 31, 2005. We used $747.5 million in net cash for investing activities during the year ended December 31, 2005 compared to $944.2 million during the year ended December 31, 2004. The decrease for 2005 reflected the lower level of cash from operations available to invest (as discussed above). We used $944.2 million in net cash for investing activities during 2004 compared to $1,123.0 million during 2003. We invested less in 2004 versus 2003 as we maintained a higher cash balance in order to pay catastrophe losses.
       Financing cash flows during the year ended December 31, 2005 consisted of proceeds from borrowing $500 million through a term loan. This was offset by a distribution to our shareholders in the form of a one-time, special cash dividend equal to $499.8 million in the aggregate.
       We expect that our operational needs for liquidity will be met by our balance of cash, funds generated from underwriting activities, investment income, proceeds from sales and maturities of our investment portfolio and proceeds from this offering. Over the next two years, we currently expect to pay approximately $335 million in claims related to Hurricanes Katrina, Rita and Wilma and approximately $70 million in claims relating to 2004 hurricanes and typhoons. In 2006, we anticipate that annual expenditures of approximately $15 million will be required for our information technology infrastructure and systems enhancements and $18 million will be required for leasehold improvements and furniture and fixtures for newly rented premises in Bermuda, San Francisco and Chicago. We expect our operating cash flows, together with our existing capital base, to be sufficient to meet these requirements and to operate our business. Our funds are primarily invested in liquid high-grade fixed income securities. As of March 31, 2006, including a high-yield bond fund, 99% of our fixed income portfolio consisted of investment grade securities compared to 98% as of December 31, 2005. As of March 31, 2006, net accumulated unrealized losses, net of income taxes, were $65.0 million reflecting the increase in interest rates from the end of 2004 through March 31, 2006. Net accumulated unrealized gains, net of income taxes, were $21.0 million as of March 31, 2005. The maturity distribution of our fixed income portfolio (on a market value basis) as of March 31, 2006 and December 31, 2005 was as follows:

	March 31,	December 31,

	2006	2005

	($ in millions)
Due in one year or less	$255.1	$381.5
Due after one year through five years	2,324.2	2,716.0
Due after five years through ten years	411.6	228.6
Due after ten years	90.1	2.1
Mortgage-backed	1,253.0	846.1
Asset-backed	196.7	216.2

Total	$4,530.7	$4,390.5

       We do not believe that inflation has had a material effect on our consolidated results of operations. The potential exists, after a catastrophe loss, for the development of inflationary pressures in a local economy. The effects of inflation are considered implicitly in pricing. Loss reserves are established to recognize likely loss settlements at the date payment is made. Those reserves inherently recognize the effects of inflation. The actual effects of inflation on our results cannot be accurately known, however, until claims are ultimately resolved.
Long-Term Debt
       On March 30, 2005, we borrowed $500 million under a credit agreement, dated as of that date, by and among the company, Bank of America, N. A., as administrative agent, Wachovia Bank, National Association, as syndication agent, and a syndicate of other banks. The loan carries a floating rate of interest which may be based on the Federal Funds Rate, prime rate or LIBOR plus an applicable margin, and has a final maturity on March 30, 2012. The applicable margin is determined by our most recently announced A.M. Best financial strength rating: at A+ or better, the applicable margin is 0.50%; at A, 0.60%, and at A- or lower, 0.75%. Through March 31, 2006, the loan carried an average floating rate of 4.30%.
       The credit agreement contains various covenants, including limitations on future indebtedness, future liens, fundamental changes and certain transactions with affiliates. In addition, the credit agreement also stipulates that we maintain (A) a minimum amount of consolidated shareholders’ equity equal to or greater than the sum of $1,145 million, plus (1) an amount equal to 50% of consolidated net income earned in each full fiscal quarter ending on or after March 31, 2005 (with no deduction for a net loss in any such fiscal quarter), plus (2) an amount equal to 50% of the aggregate net cash proceeds from equity issuances made after December 31, 2004, (B) a debt to total capital ratio of not greater than 0.35 to 1 and (C) a financial strength rating by A.M. Best of any material insurance subsidiary of A- or higher. At December 31, 2005, and as of the date hereof, we were in compliance with all material covenants contained in the credit agreement.
       On April 21, 2005, we entered into certain interest rate swaps in order to fix the interest cost of the $500 million floating rate borrowing. The swaps were arranged in three tranches, corresponding to anticipated prepayments of the loan:

Term and Amount	Fixed Rate	Counterparty

2 years $100,000,000	3.98%	Bank of America
3 years $200,000,000	4.11%	Wachovia Bank
5 years $200,000,000	4.38%	Barclays Bank
       In each case, we pay the fixed rate of interest and receive 90-day LIBOR. On January 31, 2006, these swaps were terminated with an effective date of June 30, 2006.
       The proceeds from this offering will be used in part to repay a portion of the long-term debt.
       Immediately following the closing of this offering, we intend to complete a registered public offering of up to $500 million aggregate principal amount of senior notes. We expect to use the net proceeds from the senior notes offering to repay the remaining portion of our outstanding long-term bank debt, to strengthen or maintain the ratings of our insurance subsidiaries with rating agencies, including A.M. Best, and for general corporate purposes. There can be no assurance that the senior notes offering will, in fact, be completed or completed in the amount set forth above. Additionally, even if we complete this offering and our senior notes offering, there can be no assurance that A.M. Best will not downgrade our insurance subsidiaries.
Letter of Credit Facilities
       In September 2002, Allied World Assurance Company, Ltd entered into an agreement with Citibank, N.A., under which Citibank agreed to provide Allied World Assurance Company, Ltd with letters of credit. This letter of credit facility currently provides letters of credit with a total face amount of up to $650 million. The facility is 100% secured by fixed income securities in a custodial account with Mellon Bank, N.A. Allied World Assurance Company, Ltd pays a letter of credit fee on the outstanding face amounts of the letters of credit based on the type of collateral provided. A fee of 0.25% is charged on securities held as collateral and issued by the U.S. government or its agencies (whose debt obligations are fully and explicitly guaranteed as to the timely payment of principal and interest by the full faith and credit of the U.S. government) or the central government of an OECD (Organisation for Economic Cooperation and Development) country, in each case rated AA or AA equivalent or better. A fee of 0.275% is charged on securities held as collateral and issued by corporations or U.S. government agencies, in each case rated AAA. As of March 31, 2006 and December 31, 2005 and 2004, $513.3 million, $492.2 million and $216.0 million, respectively, was outstanding on this facility.
       In December 2003, Allied World Assurance Company, Ltd became party to a credit agreement with Barclays Bank, PLC, which was amended in January 2005 and December 2005, and provides for a $250 million standby letter of credit issuance facility to support Allied World Assurance Company, Ltd’s reinsurance business in the United States. The facility is secured by financial assets in a custodial account with Mellon Bank, N.A. Under the agreement, Barclays will issue standby letters of credit from time to time upon the request and for the account of Allied World Assurance Company, Ltd.
       Allied World Assurance Company, Ltd pays a letter of credit fee with respect to each letter of credit on each day from and including the issuance date until the date the letter of credit is fully drawn, cancelled or expired equal to 0.24% annually multiplied by the aggregate outstanding face amount of the letter of credit at the close of business on the particular day. During the continuance of any default, the letter of credit fee rate will be increased to 2% annually. Allied World Assurance Company, Ltd also pays other customary fees and expenses.
       Allied World Assurance Company, Ltd can permanently reduce the aggregate letter of credit facility commitment, in whole or in part, in a minimum aggregate amount of the lesser of (1) $25 million (or any integral multiple of $5 million in excess thereof) or (2) the total amount of the unused aggregate letter of credit facility commitment upon at least three business days written notice to Barclays, except that the aggregate letter of credit facility commitment may not be reduced below the aggregate amount of the outstanding obligations. As of March 31, 2006 and December 31, 2005 and 2004, $248.5 million, $248.5 million and $124.0 million, respectively, was outstanding on this facility.
Aggregate Contractual Obligations
       The following table shows our aggregate contractual obligations by time period remaining to due date as of March 31, 2006:

	Payment due by period

		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

	($ in millions)
Contractual Obligations
Long-term debt	$662.1	$29.5	$60.3	$154.2	$418.1
Operating lease obligations	61.7	3.2	10.2	8.5	39.8
Gross reserve for losses and loss expenses	3,421.0	1,303.6	832.8	313.2	971.4

Total	$4,144.8	$1,336.3	$903.3	$475.9	$1,429.3

       The amounts included for the long-term debt use estimated LIBOR rates plus applicable margins in order to calculate the interest portion of future obligations. There is a risk that amounts actually paid will differ from those disclosed.

       The amounts included for reserve for losses and loss expenses reflect the estimated timing of expected loss payments on known claims and anticipated future claims. Both the amount and timing of cash flows are uncertain and do not have contractual payout terms. For a discussion of these uncertainties, refer to “— Critical Accounting Policies — Reserve for Losses and Loss Expenses.” Due to the inherent uncertainty in the process of estimating the timing of these payments, there is a risk that the amounts paid in any period will differ significantly from those disclosed. Total estimated obligations will be funded by existing cash and investments.
Off-Balance Sheet Arrangements
       As of March 31, 2006, we do not have any off-balance sheet arrangements.
Quantitative and Qualitative Information About Market Risk
       We believe that we are principally exposed to three types of market risk: interest rate risk, credit risk and currency risk.
       The fixed income securities in our investment portfolio are subject to interest rate risk. Any change in interest rates has a direct effect on the market values of fixed income securities. As interest rates rise, the market values fall, and vice versa. We estimate that an immediate adverse parallel shift in the U.S. Treasury yield curve of 100 basis points would cause an aggregate decrease in the market value of our investment portfolio (excluding cash and cash equivalents) of approximately $133.7 million, or 2.8%, on our portfolio valued at approximately $4.8 billion at March 31, 2006. This is illustrated in the following table:

	Interest Rate Shift in Basis Points

	-100	-50	0	+50	+100

	($ in millions)
Total market value	$4,933.2	$4,864.2	$4,796.1	$4,728.8	$4,662.4
Market value change from base	137.1	68.1	0	(67.3)	(133.7)
Change in unrealized appreciation	137.1	68.1	0	(67.3)	(133.7)
       As a holder of fixed income securities, we also have exposure to credit risk. In an effort to minimize this risk, our investment guidelines have been defined to ensure that the assets held are well diversified and are primarily high-quality securities. At March 31, 2006, approximately 99% of our fixed income investments (which includes individually held securities and securities held in a high-yield bond fund) consisted of investment grade securities. We were not exposed to any significant concentrations of credit risk.
       As of March 31, 2006, we held $1,253.0 million, or 24.9%, of our aggregate invested assets in mortgage-backed securities. These assets are exposed to prepayment risk, which occurs when holders of individual mortgages increase the frequency with which they prepay the outstanding principal before the maturity date to refinance at a lower interest rate cost. Given the proportion that these securities comprise of the overall portfolio, and the current interest rate environment, prepayment risk is not considered significant at this time.
       As of March 31, 2006, we have invested $200 million in four hedge funds, the market value of which was $234.7 million. Investments in hedge funds involve certain risks related to, among other things, the illiquid nature of the fund shares, the limited operating history of the fund, as well as risks associated with the strategies employed by the managers of the funds. The funds’ objectives are generally to seek attractive long-term returns with lower volatility by investing in a range of diversified investment strategies. As our reserves and capital continue to build, we may consider additional investments in these or other alternative investments.

       The U.S. dollar is our reporting currency and the functional currency of all of our operating subsidiaries. We enter into insurance and reinsurance contracts where the premiums receivable and losses payable are denominated in currencies other than the U.S. dollar. In addition, we maintain a portion of our investments and liabilities in currencies other than the U.S. dollar, primarily Euro, British Sterling and the Canadian dollar. Assets in non-U.S. currencies are generally converted into U.S. dollars at the time of receipt. When we incur a liability in a non-U.S. currency, we carry such liability on our books in the original currency. These liabilities are converted from the non-U.S. currency to U.S. dollars at the time of payment. As a result, we have an exposure to foreign currency risk resulting from fluctuations in exchange rates.
       As of March 31, 2006, 1.7% of our aggregate invested assets were denominated in currencies other than the U.S. dollar compared to 1.7% as at December 31, 2005. Of our business written in the three months ended March 31, 2006, approximately 17%, was written in currencies other than the U.S. dollar compared to approximately 18% for the three months ended March 31, 2005. Of our business written in the year ended December 31, 2005, approximately 15% was written in currencies other than the U.S. dollar compared to approximately 17% and 13% for years ended December 31, 2004 and 2003, respectively. At December 31, 2003, we did not have any material exposure to fluctuations in exchange rates. Consequently, we did not hedge our foreign currency exposure. With the increasing exposure from our expansion in Europe, we developed a hedging strategy during 2004 in order to minimize the potential loss of value caused by currency fluctuations. Thus, a hedging program was implemented in the second quarter of 2004 using foreign currency forward contract derivatives that expire in 90 days.
       Our foreign exchange gains and losses for the three months ended March 31, 2006 and 2005 and the years ended December 31, 2005, 2004 and 2003 are set forth in the chart below. The total foreign exchange gains in 2003 related to increasing exposures from our expansion in Europe and the strengthening of the Euro against the U.S. dollar. The decrease in the net absolute values after 2004 reflect the hedging strategy put in place during that year.

	Three Months
	Ended		Year Ended
	March 31,		December 31,

	2006	2005	2005	2004	2003

	($ in millions)
Realized exchange (losses) gains	$(0.1)	$0.3	$(0.2)	$1.6	$1.2
Unrealized exchange (losses) gains	(0.4)	(0.4)	(2.0)	(1.3)	3.7

Foreign exchange (losses) gains	$(0.5)	$(0.1)	$(2.2)	$0.3	$4.9

INDUSTRY BACKGROUND
Cyclicality of the Industry
       Historically, insurers and reinsurers have experienced significant fluctuations in claims experience and operating costs due to competition, frequency of occurrence or severity of catastrophic events, levels of underwriting capacity, general economic conditions and other factors. The supply of insurance and reinsurance is related to prevailing prices, the level of insured losses and the level of industry surplus. The level of industry surplus, in turn, may fluctuate in response to loss experience and reserve development as well as changes in rates of return on investments being earned in the insurance and reinsurance industry. As a result, the insurance and reinsurance business historically has been a cyclical industry characterized by periods of intense competition on price and policy terms due to excess underwriting capacity as well as periods when shortages of capacity permit favorable premium rates and policy terms and conditions.
       During periods of excess underwriting capacity, competition generally results in lower pricing and less favorable policy terms and conditions for insurers and reinsurers. During periods of diminished underwriting capacity, industry-wide pricing and policy terms and conditions become more favorable for insurers and reinsurers. Underwriting capacity, as defined by the capital of participants in the industry as well as the willingness of investors to make further capital available, is affected by a number of factors, including:

•	loss experience for the industry in general, and for specific lines of business or risks in particular,

•	natural and man-made disasters, such as hurricanes, windstorms, earthquakes, floods, fires and acts of terrorism,

•	trends in the amounts of settlements and jury awards in cases involving professionals and corporate directors and officers covered by professional liability and directors and officers liability insurance,

•	a growing trend of plaintiffs targeting property and casualty insurers in class action litigation related to claims handling, insurance sales practices and other practices related to the insurance business,

•	development of reserves for mass tort liability, professional liability and other long-tail lines of business, and

•	investment results, including realized and unrealized gains and losses on investment portfolios and annual investment yields.
Industry Background
       For several years prior to 2000, the property and casualty market faced increasing excess capital capacity, producing year-over-year rate decreases and coverage increases. Beginning in 2001, adverse reserve development primarily related to asbestos liability, under-reserving, unfavorable investment returns and losses from the World Trade Center tragedy significantly reduced the industry’s capital base. A number of traditional insurance and reinsurance competitors exited certain lines of business. In addition, the low interest rate environment of recent years reduced the investment returns of insurers and reinsurers, underscoring the importance of generating underwriting profits.
       The events of September 11, 2001 altered the insurance and reinsurance market landscape dramatically. The losses represented one of the largest insurance losses in history, with insurance payments for losses estimated by A.M. Best ranging from $36 billion to $54 billion. Prior to the World Trade Center tragedy, the largest insured catastrophic event was Hurricane Andrew, with approximately $20 billion of losses.
       Following September 11, 2001, premium levels for many insurance products increased and terms and conditions improved. As a result of the increase in premium levels and the improvements in terms and conditions, the supply of insurance and reinsurance has increased over the years since 2001. This, in turn, caused premium levels to decrease or rise more slowly in some cases.
Recent Industry Trends
       On August 29, 2005, Hurricane Katrina struck Louisiana, Mississippi, Alabama and surrounding areas, creating industry-wide losses incurred estimated between $40 billion and $60 billion. Hurricane Katrina is widely expected to be the costliest natural disaster in the history of the insurance industry. On September 24, 2005, Hurricane Rita struck Texas and Louisiana. Subsequently, during the latter part of October 2005, Hurricane Wilma hit Florida and the Yucatan Peninsula of Mexico. Total industry losses incurred from Hurricanes Rita and Wilma are estimated to be approximately $12 billion to $19 billion. As a result of the recent hurricanes, premium levels for various catastrophe-exposed insurance risks have increased significantly beginning in 2006 with improved policy terms and conditions in certain instances.
The Bermuda Insurance Market
       Over the past 15 years, Bermuda has become one of the world’s leading insurance and reinsurance markets. Bermuda’s regulatory and tax environment, which minimizes governmental involvement for those companies that meet specified solvency and liquidity requirements, creates an attractive platform for insurance and reinsurance companies and permits these companies to commence operations quickly and to expand as business warrants.
       Bermuda’s position in the insurance and reinsurance markets solidified after the events of September 11, 2001, as approximately $14 billion of new capital was invested in the insurance and reinsurance sector in Bermuda through December 31, 2004, representing approximately 50% of the new capital raised by insurance and reinsurance companies globally during that time period. A significant portion of the capital invested in Bermuda was used to fund Bermuda-based start-up insurance and reinsurance companies, including our company.
       Most Bermuda-domiciled insurance and reinsurance companies have pursued business diversification and international expansion. Although most of these companies were established as monoline specialist underwriters, in order to achieve long-term growth and better risk exposure, most of them have diversified their operations, either across property and liability lines, into new international markets, or through a combination of both of these methods.
       There are a number of other factors that have made Bermuda the venue of choice for us and other new property and casualty companies over the last several years, including:

•	a well-developed hub for insurance services,

•	excellent professional and other business services,

•	a well-developed brokerage market offering worldwide risks to Bermuda-based insurance and reinsurance companies,

•	political and economic stability, and

•	ease of access to global insurance markets.
       One effect of the considerable expansion of the Bermuda insurance market is a great, and growing, demand for the limited number of trained underwriting and professional staff in Bermuda. Many companies have addressed this issue by importing appropriately trained employees into Bermuda. While we and other established companies have been able to secure adequate staffing, the increasing constraints in this area may create a barrier for new companies seeking to enter the Bermuda insurance market.

BUSINESS
Our Company
Overview

We are a Bermuda-based specialty insurance and reinsurance company that underwrites a diversified portfolio of property and casualty insurance and reinsurance lines of business. We write direct property and casualty insurance as well as reinsurance through our operations in Bermuda, the United States, Ireland and the United Kingdom. For the year ended December 31, 2005, direct property insurance, direct casualty insurance and reinsurance accounted for approximately 26.5%, 40.6% and 32.9%, respectively, of our total gross premiums written of $1,560 million. For the three months ended March 31, 2006, direct property insurance, direct casualty insurance and reinsurance accounted for approximately 24.1%, 26.2% and 49.7%, respectively, of our total gross premiums written of $498 million. On a written basis, our business mix is more heavily weighted to reinsurance during the first three months of the year due to the large number of reinsurance accounts with effective dates in January.

Since our formation in November 2001, we have focused on the direct insurance markets. We offer our clients and producers significant capacity in both the direct property and casualty insurance markets. We believe that our focus on direct insurance and our experienced team of skilled underwriters allow us to have greater control over the risks that we assume and the volatility of our losses incurred, and as a result, ultimately our profitability. Our total gross premiums written for the year ended December 31, 2005 were $1,560 million. Our total net loss for the year ended December 31, 2005 was approximately $160 million, of which approximately $456 million in property losses related to Hurricanes Katrina, Wilma and Rita. Our total gross premiums written for the three months ended March 31, 2006 were approximately $498 million, and our total net income for the three months ended March 31, 2006 was approximately $98 million. We currently have approximately 235 full-time employees worldwide.

We believe our financial strength represents a significant competitive advantage in attracting and retaining clients in current and future underwriting cycles. Our principal insurance subsidiary, Allied World Assurance Company, Ltd, and our other insurance subsidiaries currently have an “A” (Excellent; 3rd of 16 categories) financial strength rating from A.M. Best. As of December 31, 2005, we had $6,610 million of total assets and $1,420 million of shareholders’ equity. As of March 31, 2006, we had $6,642 million of total assets and $1,479 million of shareholders’ equity. We are not currently encumbered by asbestos, environmental or any other similar exposures.
Our Business Segments

We have three business segments: property insurance, casualty insurance and reinsurance. These segments and their respective lines of business may, at times, be subject to different underwriting cycles. We modify our product strategy as market conditions change and new opportunities emerge by developing new products, targeting new industry classes or de-emphasizing existing lines. Our diverse underwriting skills and flexibility allow us to concentrate on the business lines where we expect to generate the greatest returns.

•	Property Segment. Our property segment includes the insurance of physical property and business interruption coverage for commercial property and energy-related risks. We write solely commercial coverages. This type of coverage is usually not written in one contract; rather, the total amount of protection is split into layers and separate contracts are written with separate consecutive limits that aggregate to the total amount of coverage required by the insured. We focus on the insurance of primary risk layers, where we believe we have a competitive advantage. This means that we are typically part of the first group of insurers that cover a loss up to a specified limit. We believe that there is generally less pricing competition in these layers which allows us to retain greater control over our pricing and terms. These risks also carry higher premium rates and require specialized underwriting skills. Additionally, participation in the primary insurance layers, rather than the excess layers, helps us to better define and manage our property catastrophe exposure. Our current average net risk exposure (net of reinsurance) is approximately $3 to $7 million per individual risk. The property segment generated approximately $413 million of gross premiums written in 2005, representing 26.5% of our total gross premiums written and 39.5% of our total direct insurance gross premiums written. For the same period, the property segment had approximately $238 million of net losses related to Hurricanes Katrina, Rita and Wilma, which contributed to an underwriting loss of approximately $209 million. The property segment generated approximately $120 million of gross premiums written in the three months ended March 31, 2006, representing 24.1% of our total gross premiums written and 47.9% of our total direct insurance gross premiums written. For the same period, the property segment generated approximately $12 million of underwriting income.

Our management measures results for each segment on the basis of the “loss ratio,” “acquisition cost ratio,” “general and administrative expense ratio” and the “combined ratio.” The “loss ratio” is derived by dividing net losses and loss expenses by net premiums earned. The “acquisition cost ratio” is derived by dividing acquisition costs by net premiums earned. The “general and administrative expense ratio” is derived by dividing general and administrative expenses by net premiums earned. The “combined ratio” is the sum of the loss ratio, the acquisition cost ratio and the general and administrative expense ratio. A combined ratio below 100% generally indicates profitable underwriting prior to the consideration of investment income. A combined ratio over 100% generally indicates unprofitable underwriting prior to the consideration of investment income.

In 2005, our property segment had a loss ratio of 180.9% and a combined ratio of 192.3%. Each of these ratios was adversely affected by 104.9 points as a result of the windstorm catastrophes during this period. For the three months ended March 31, 2006, our property segment had a loss ratio of 67.9% and a combined ratio of 75.3%.

•	Casualty Segment. Our direct casualty underwriters provide a variety of specialty insurance casualty products to large and complex organizations around the world. Our casualty segment specializes in insurance products providing coverage for general and product liability, professional liability and healthcare liability risks. We focus primarily on insurance of excess layers, which means we are insuring the second and/or subsequent layers of a policy above the primary layer. We limit our maximum net casualty exposure (net of reinsurance) to approximately $25 to $29 million per individual risk. This segment generated approximately $633 million of gross premiums written in 2005, representing 40.6% of our total gross premiums written and 60.5% of our total direct insurance gross premiums written. For the same period, the casualty segment generated approximately $73 million in underwriting income. For the same period, our casualty segment had a loss ratio of 74.1% and a combined ratio of 87.5%. Each of these ratios was adversely affected by 4.3 points as a result of a general liability loss that occurred in connection with Hurricane Katrina. The casualty segment generated approximately $131 million of gross premiums written in the three months ended March 31, 2006, representing 26.2% of our total gross premiums written and 52.1% of our total direct insurance gross premiums written. For the same period, the casualty segment generated approximately $15 million of underwriting income and had a loss ratio of 73.9% and a combined ratio of 88.5%.

•	Reinsurance Segment. Our reinsurance segment includes the reinsurance of property, general casualty, professional lines, specialty lines and catastrophe coverages written by other insurance companies. We believe we have developed a reputation for skilled underwriting in several niche reinsurance markets including professional lines, specialty casualty, property for U.S. regional insurers, and accident and health. We presently write reinsurance on both a treaty and a facultative basis. Pricing in the reinsurance market tends to be more cyclical than in the direct insurance market. As a result, we seek to increase or decrease our presence in this marketplace based on market conditions. For example, we increased our reinsurance business in 2005 due to favorable market conditions. The reinsurance segment generated approximately $514 million of gross premiums written in 2005, representing 32.9% of our total gross premiums written. For the same period, the reinsurance segment had approximately $218 million of net losses related to Hurricanes Katrina, Rita and Wilma, which contributed to an underwriting loss of approximately $174 million. Of our total reinsurance premiums written, approximately $364 million, representing 70.8%, were related to specialty and casualty lines, and approximately $150 million, representing 29.2%, were related to property lines. In 2005, our reinsurance segment had a loss ratio of 108.6% and a combined ratio of 137.5%. Each of these ratios was adversely affected by 50.0 points as a result of the windstorm catastrophes during this period. The reinsurance segment generated approximately $248 million of gross premiums written in the three months ended March 31, 2006, representing 49.7% of our total gross premiums written. For the same period, the reinsurance segment generated approximately $19 million of underwriting income. On a written basis, our business mix is more heavily weighted to reinsurance during the first three months of the year due to the large number of reinsurance accounts with effective dates in January. Of our total reinsurance premiums written in the three months ended March 31, 2006, approximately $189 million, representing 76.4%, were related to specialty and casualty lines, and approximately $59 million, representing 23.6%, were related to property lines. For the same period, our reinsurance segment had a loss ratio of 58.7% and a combined ratio of 85.3%.

       The diagram below depicts our total gross premiums written by segment.

Our Operations
       We operate in three geographic markets: Bermuda, Europe and the United States.
       Our Bermuda insurance operations focus primarily on underwriting risks for U.S. domiciled Fortune 1000 clients and other large clients with complex insurance needs. Our Bermuda reinsurance operations focus on underwriting treaty and facultative risks principally located in the United States, with additional exposures internationally. Our Bermuda office has ultimate responsibility for establishing our underwriting guidelines and operating procedures, although we provide our underwriters outside of Bermuda with significant local autonomy. We believe that organizing our operating procedures in this way allows us to maintain consistency in our underwriting standards and strategy globally, while minimizing internal competition and redundant marketing efforts. Our

Bermuda office generated $1,159 million, or 74.3%, of our total gross premiums written during 2005, and $398 million, or 79.9%, of our total gross premiums written for the three months ended March 31, 2006.
       Our European operations focus predominantly on direct property and casualty insurance for large European and international accounts. These operations are becoming an increasingly important part of our growth strategy, providing $740 million of gross premiums written from September 2002 to March 31, 2006. We began operations in Europe in September 2002 when we incorporated a subsidiary company in Ireland. In July 2003, we incorporated a subsidiary reinsurance company in Ireland, which allowed us to provide reinsurance to European primary insurers in their markets. In August 2004, one of our Irish subsidiaries received authorization from the U.K. Financial Services Authority to conduct reinsurance business from a branch office in London. This development has allowed us to provide greater coverage to the European market and has assisted us in gaining visibility and acceptance in other European markets through direct contact with regional brokers. We expect to capitalize on opportunities in European countries where terms and conditions are attractive, and where we can develop a strong local underwriting presence. Our European operations have grown from a staff of four underwriters as of September 2002 to 13 as of May 31, 2006.
       Our U.S. operations focus on the middle-market and non-Fortune 1000 companies. We generally operate in the excess and surplus lines segment of the U.S. market. The excess and surplus lines segment is a segment of the insurance market that allows consumers to buy property and casualty insurance through non-admitted carriers. Risks placed in the excess and surplus lines segment are often insurance programs that cannot be filled in the conventional insurance markets due to a shortage of state regulated insurance capacity. This market operates with considerable freedom regarding insurance rate and form regulations, enabling us to utilize our underwriting expertise to develop customized insurance solutions for our middle-market clients. By having offices in the United States, we believe we are better able to target producers and clients that would typically not access the Bermuda insurance market due to their smaller size or particular insurance needs. Our U.S. distribution platform concentrates primarily on direct casualty and property insurance, with a particular emphasis on professional liability, excess casualty risks and commercial property insurance. We opened our first office in the United States in Boston in July 2002 and wrote business primarily through subsidiaries of AIG. We later expanded by opening an office in New York in June 2004, in San Francisco in October 2005 and in Chicago in November 2005. In 2005, we expanded our own U.S. distribution base, replacing the cancelled surplus lines program administrator agreements and reinsurance agreement that we had with subsidiaries of AIG. In 2005, premiums derived from these agreements generated less than 17% of our gross premiums written from our U.S. business and less than 2% of our total gross premiums written. For the three months ended March 31, 2006, premiums derived from these agreements generated less than 2% of our gross premiums written from our U.S. business and less than 0.1% of our total gross premiums written. Our U.S. operations accounted for $136 million, or 8.7%, of our total gross premiums written in 2005. For the three months ended March 31, 2006, our U.S. operations accounted for $24 million, or 4.9%, of our total gross premiums written.

       The diagram below depicts our total gross premiums written by geographic location.

       On January 9, 2006, A.M. Best announced that it had downgraded our insurance subsidiaries to “A” (Excellent) from “A+” (Superior) and that these ratings were under review with negative implications pending the successful completion of our capital raising plan. A.M. Best noted, however, that following the completion of our capital raising plan, our risk-based capital is expected to be fully supportive of our “A” (Excellent) rating status. The rating actions of A.M. Best were also attributable to the reduced level of strategic benefits provided from one of our principal shareholders, AIG, which had originally provided us with access to U.S. distribution channels and administrative support services. While A.M. Best stated that it believes our transition away from AIG and developing our own independent support systems and U.S. distribution platforms will be successful, A.M. Best has also stated that this transition presents a level of execution risk until fully completed.
History
       We were formed in November 2001 by a group of investors, including AIG, Chubb, the Goldman Sachs Funds and the Securitas Capital Fund, to respond to a global reduction in insurance industry capital and a disruption in available insurance and reinsurance coverage. A number of other insurance and reinsurance companies were also formed in 2001 and shortly thereafter, primarily in Bermuda, in response to these conditions. These conditions created a disparity between coverage sought by insureds and the coverage offered by direct insurers. Our original business model focused on primary property layers and low excess casualty layers, the same risks on which we currently focus, enabling us to provide coverage to insureds who faced capacity shortages or significant gaps between their desired retentions and the excess coverage available to them.
Market Opportunity
       Hurricane Katrina is widely expected to be the costliest natural disaster in the history of the insurance industry. Additionally, Hurricanes Rita and Wilma were among the costliest hurricanes in recent history. Despite the severity of these events, we believe we experienced significantly lower net catastrophe losses relative to most of our Bermuda-based competitors that commenced operations in 2001 or shortly thereafter. Our property losses from the 2005 hurricane season of approximately $456 million were among the lowest as a percentage of June 30, 2005 book value (approximately 26%) among all major U.S. listed insurance and reinsurance companies that commenced operations in Bermuda in 2001 or shortly thereafter. We believe this performance was largely attributable to our strong exposure management program and disciplined underwriting philosophy. We believe the losses incurred by the insurance industry have led to a substantial increase in property rates for various catastrophe-exposed insurance risks and a tightening of terms and conditions in certain instances. We expect to be a major beneficiary of these price increases in the worldwide property market, particularly given our track record, strong capital base and ratings, all of which we believe will be increasingly important to the marketplace. While we expect to benefit from the price increases in the property market, we have established a balanced business model that does not depend exclusively on our property segment. Our casualty segment contributes 60.5% of our total direct insurance gross premiums written, and we have the flexibility to increase or decrease our presence in the reinsurance business based on market conditions.
Competitive Strengths
       We believe our competitive strengths have enabled us, and will continue to enable us, to capitalize on market opportunities. These strengths include the following:

•	Strong Underwriting Expertise Across Multiple Business Lines and Geographies. We have strong underwriting franchises offering specialty coverages in both the direct property and casualty markets as well as the reinsurance market. Our underwriting strengths allow us to assess and price complex risks and direct our efforts to the risk layers within each account that provide the highest potential return for the risk assumed. Further, our underwriters have significant experience in the geographic markets in which we do business. As a result, we are able to opportunistically grow our business in those segments of the market that are producing the most attractive returns and do not rely on any one segment for a disproportionately large portion of our business. We believe that maintaining diversification in our areas of underwriting expertise, products and geography enhances our ability to target business lines with the highest returns under specific market conditions, while diversifying our business and reducing our earnings volatility.

•	Established Direct Casualty Business. We have developed substantial underwriting expertise in multiple specialty casualty niches, including excess casualty, professional lines and healthcare liability. Our direct casualty insurance business accounted for 60.5% of our total direct insurance gross premiums written in 2005. Our direct casualty insurance business accounted for 52.1% of our total direct insurance gross premiums written for the three months ended March 31, 2006. We believe that our underwriting expertise, established presence on existing insurance programs and ability to write substantial participations give us a significant advantage over our competition in the casualty marketplace. Furthermore, given the relatively long-tailed nature of casualty lines, we expect to hold the premium payments from this line as invested assets for a relatively longer period of time and thereby generate additional net investment income.

•	Leading Direct Property Insurer in Bermuda. We believe we have developed one of the largest direct property insurance businesses in Bermuda as measured by gross premiums written. We continue to diversify our property book of business, serving clients in various industries, including retail chains, real estate, light manufacturing, communications and hotels. We also insure energy-related risks, such as oil, gas, petrochemical, mining, power generation and heavy manufacturing facilities.

•	Strong Franchise in Niche Reinsurance Markets. We have established a reputation for skilled underwriting in various niche reinsurance markets in the United States and Bermuda, including specialty casualty for small to middle-market commercial risks; liability for directors, officers and professionals; commercial property risks in regional markets; and the excess and surplus lines market for manufacturing, energy and construction risks. In particular, we have developed a niche capability in providing reinsurance capacity to regional specialty carriers. Additionally, we believe that we are the only Bermuda-based reinsurer that has a dedicated facultative casualty reinsurance business. Our reinsurance business complements our direct casualty and property lines and Fortune 1000 client base.

•	Financial Strength. As of December 31, 2005, we had shareholders’ equity of $1,420 million, total assets of $6,610 million and an investment portfolio with a fair market value of $4,687 million, consisting primarily of fixed-income securities with an average rating of AA by Standard & Poor’s and Aa2 by Moody’s. As of March 31, 2006, we had shareholders’ equity of $1,479 million, total assets of $6,642 million and an investment portfolio with a fair market value of $4,796 million, consisting primarily of fixed-income securities with an average rating of AA by Standard & Poor’s and Aa2 by Moody’s. Approximately 99% of our fixed income investments (which includes individually held securities and securities held in a high-yield bond fund) consist of investment grade securities. Because of our formation in November 2001, we are not currently encumbered by asbestos, environmental or any other similar exposures. Our insurance subsidiaries currently have an “A” (Excellent) financial strength rating from A.M. Best.

•	Low-Cost Operating Model. We believe that our operating platform is one of the most efficient among our competitors due to our significantly lower expense ratio as compared to most of our peers. We closely monitor our general and administrative expenses and maintain a flat, streamlined management structure. We also outsource certain portions of our operations, such as investment management, to third-party providers to enhance our efficiency. For the year ended December 31, 2005, our expense ratio was 18.7%, compared to an average of 23.8% for U.S. publicly-traded, Bermuda-based insurers and reinsurers. For the three months ended March 31, 2006, our expense ratio was 18.4%, compared to an average of 27.4% for U.S. publicly-traded, Bermuda-based insurers and reinsurers.

•	Experienced Management Team. The seven members of our executive management team have an average of approximately 24 years of insurance industry experience. Our management team has extensive background in operating large insurance and reinsurance businesses successfully over multiple insurance underwriting cycles. Most members of our management team are former executives of subsidiaries of AIG, one of our principal shareholders.
Business Strategy
       Our business objective is to generate attractive returns on our equity and book value per share growth for our shareholders by being a leader in direct property and casualty insurance and reinsurance. We intend to achieve this objective through internal growth and our capital raising plan, including the execution of this offering, a registered public offering of up to $500 million aggregate principal amount of senior notes and other opportunistic capital raising events, and by executing the following strategies:

•	Leverage Our Diversified Underwriting Franchises. Our business is diversified by both product line and geography. We underwrite a broad array of property, casualty and reinsurance risks from our operations in Bermuda, Europe and the United States. Our underwriting skills across multiple lines and multiple geographies allow us to remain flexible and opportunistic in our business selection in the face of fluctuating market conditions. As a result of the recent hurricanes, the property insurance market has seen substantial increases in rates for various catastrophe-exposed insurance risks and a tightening of terms and conditions in certain instances. We intend to utilize our expertise in underwriting property risks to take advantage of these attractive market conditions in this line while strictly adhering to our exposure limits. At the same time, because we are not solely a property insurance company, we intend to continue to focus on the lines within the casualty insurance and reinsurance markets that we find most attractive in the current environment.

•	Expand Our Distribution and Our Access to Markets in the United States. We have made substantial investments to expand our U.S. business and expect this business to grow in size and importance in the coming years. We employ a regional distribution strategy in the United States predominantly focused on underwriting direct casualty and property insurance for middle-market and non-Fortune 1000 client accounts. Through our U.S. excess and surplus lines capability, we believe we have a strong presence in specialty casualty lines and maintain an attractive base of U.S. middle-market clients, especially in the professional liability market.

In 2004, we made the decision to develop our own U.S. distribution platform which we began to utilize in the middle of 2004. Previously, we had distributed our products in the United States primarily through surplus lines program administrator agreements and a reinsurance agreement with subsidiaries of AIG. We have successfully expanded our operations to several strategic U.S. cities. We initially established our U.S. operations with an office in Boston in July 2002 and increased our presence by opening an office in New York in June 2004. In October 2005, we opened an office in San Francisco, and in November 2005, we opened an office in Chicago. For each of these U.S. offices, we have hired experienced underwriters to drive our strategy and growth.

•	Grow Our European Business. We intend to grow our European business, with particular emphasis on the United Kingdom and Western Europe, where we believe the insurance and reinsurance markets are developed and stable. Our European strategy is predominantly focused on direct property and casualty insurance for large European and international accounts. The European operations provide us with diversification and the ability to spread our underwriting risks. In June 2004, our reinsurance department began underwriting accident and health business through an agency relationship in Europe. In August 2004, our reinsurance subsidiary in Ireland received regulatory approval from the U.K. Financial Services Authority for our branch office in London. Such approval provides us with access to the London wholesale market, which allows us to underwrite property risks, including energy, oil and gas, and casualty risks.

•	Continue Disciplined, Targeted Underwriting of Property Risks. We expect to profit from the increase in property rates for various catastrophe-exposed insurance risks following the 2005 hurricane season. Given our extensive underwriting expertise and strong market presence, we believe we choose the markets and layers that generate the largest potential for profit for the amount of risk assumed. Maintaining our underwriting discipline will be critical to our continued profitability in the property business as market conditions change over the underwriting cycle.

•	Further Reduce Earnings Volatility by Actively Monitoring Our Catastrophe Exposure. We have historically managed our property catastrophe exposure by closely monitoring our policy limits in addition to utilizing complex risk models. This discipline has substantially reduced our historical loss experience and our exposure. We believe our catastrophe losses from the devastating hurricane season of 2005 were among the lowest as a percentage of June 30, 2005 book value among all major U.S. listed insurance and reinsurance companies that commenced operations in Bermuda in 2001 or shortly thereafter. Following Hurricanes Katrina, Rita and Wilma, we have further enhanced our catastrophe management approach. In addition to our continued focus on aggregate limits and modeled probable maximum loss, we have introduced a strategy based on gross exposed policy limits in critical earthquake and hurricane zones. Our gross exposed policy limits approach focuses on exposures in catastrophe-prone geographic zones and expands our previous analysis, taking into consideration flood severity, demand surge and business interruption exposures for each critical area. We have also redefined our critical earthquake and hurricane zones globally. We believe that using this approach will further mitigate the likelihood of a single catastrophic loss exceeding 10% of our total capital for a “one- in-250-year” event.

•	Expand Our Casualty Business with a Continued Focus on Specialty Lines. We believe we have established a leading excess casualty business. We will continue to target the risk needs of Fortune 1000 companies through our operations in Bermuda, large international accounts through our operations in Europe and middle-market and non-Fortune 1000 companies through our operations in the United States. In the past four years, we have established ourselves as a major writer of excess casualty, professional lines and healthcare liability business. We will continue to focus on niche opportunities within these business lines and diversify our product portfolio as new opportunities emerge. We believe our focus on specialty casualty lines makes us less dependent on the property underwriting cycle.

•	Continue to Opportunistically Underwrite Diversified Reinsurance Risks. As part of our reinsurance segment, we target certain niche reinsurance markets, including professional lines, specialty casualty, property for U.S. regional carriers, and accident and health because we believe we understand the risks and opportunities in these markets. We will continue to seek to selectively deploy our capital in reinsurance lines where we believe there are profitable opportunities. In order to diversify our portfolio and complement our direct insurance business, we target the overall contribution from reinsurance to approximately 30% to 35% of our total annual gross premiums written. We strive to maintain a well managed reinsurance portfolio, balanced by line of business, ceding source, geography and contract configuration. Our primary customer focus is on highly-rated carriers with proven underwriting skills and dependable operating models.

       There are many potential obstacles to the implementation of our proposed business strategies, including a potential failure to successfully implement our capital raising plan (which plan includes this offering and the offering of up to $500 million aggregate principal amount of senior notes) to support our business plans, to successfully transition away from AIG and develop our own independent support systems and U.S. distribution platforms and risks related to operating as an insurance and reinsurance company. See “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements”.
Our Operating Segments
       Our business consists of three operating segments: property, casualty and reinsurance. The gross premiums written in each segment during the three months ended March 31, 2006 and the year ended December 31, 2005 were as follows:

	Three Months Ended		Year Ended
	March 31, 2006		December 31, 2005
	Gross Premiums Written		Gross Premiums Written

	$ (in millions)	% of Total	$ (in millions)	% of Total

Operating Segments
Property	$119.8	24.1%	$412.9	26.5%
Casualty	130.5	26.2%	633.0	40.6
Reinsurance	247.8	49.7%	514.4	32.9

Total	$498.1	100.0%	$1,560.3	100.0%

       Because we do not manage our assets by operating segment, investment income, interest expense and total assets are not allocated to the three segments. Each of the three segments is described in greater detail below.
Property Segment
General
       The dramatic increase in the frequency and severity of natural disasters over the last two years has created many challenges for property insurers globally. Powerful hurricanes have struck the U.S. Gulf Coast and Florida causing catastrophic damage to commercial and residential properties. Typhoons and tsunamis have devastated parts of Asia and intense storms have produced serious wind and flood damage in Europe. Moreover, many scientists are predicting that the extreme weather of the last two years will continue for the immediate future. Finally, the threat of earthquakes and terrorist attacks, which could also produce significant property damage, is always present.
       Although our direct property results have been adversely affected by the catastrophic storms over the last two years, we believe we have been impacted less than many of our peers for the following reasons:

•	we specialize in commercial risks and therefore have little residential exposure;

•	we concentrate our efforts on primary layers of insurance (as opposed to excess layers) and offer meaningful but limited capacity in these layers. Our current average net risk exposure is approximately between $3 to $7 million per individual risk;

•	we purchase catastrophe cover reinsurance to reduce our ultimate exposure; and

•	our underwriters emphasize careful risk selection by evaluating an insured’s risk management practices, loss history and the adequacy of their retention.
       The frequency and severity of the natural disasters we have experienced recently has caused an increase in prices for various catastrophe-exposed risks in the global property market, and we believe we are well positioned in terms of geographic presence and underwriting capabilities to take advantage of these opportunities.
       We have a staff of 28 employees in our property segment, including 19 underwriters, most of whom joined us with significant prior experience in property insurance underwriting. Our underwriting staff is spread among our locations in Bermuda, Europe and the United States because we believe it is important to be physically present in the major insurance markets around the world.
Product Lines and Customer Base
       We offer general property products as well as energy-related products from our underwriting platforms in Bermuda, Europe and the United States. In Bermuda our concentration is on Fortune 1000 clients, in Europe it is on large European and international accounts and in the United States it is on middle-market and U.S.-domiciled non-Fortune 1000 accounts. Expanding our U.S. platform will be a major objective for us in 2006.
       Our focus with respect to general property products is on the insurance of physical property and business interruption coverage for commercial property and energy-related risks. Examples include retail chains, real estate, manufacturers, hotels and casinos, and municipalities. We write solely commercial coverages and focus on the insurance of primary layers. During the year ended December 31, 2005, our general property business accounted for 60.5%, or $249.6 million, of our total gross premiums written in the property segment. During the three months ended March 31, 2006, our general property business accounted for 70.6%, or $84.5 million, of our total gross premiums written in the property segment.
       Our energy underwriting emphasizes industry classes such as oil and gas, power generation including utilities, mining, steel, aluminum and molten glass, pulp and paper, petrochemical and chemical manufacturing. As with our general property book, we concentrate on primary layers of the program attaching over significant retentions. Most of our energy business is onshore, so we have limited exposure to offshore risks that have experienced significant losses the last two years. During the year ended December 31, 2005, our energy business accounted for 39.5%, or $163.3 million, of our total property segment gross premiums written. During the three months ended March 31, 2006, our energy business accounted for 29.4%, or $35.3 million, of our total property segment gross premiums written.

Underwriting and Risk Management
       For our property segment, the protection of corporate assets from loss due to natural catastrophes is one of our major areas of focus. Many factors go into the effective management of this exposure. The essential factors in this process are outlined below:

•	Measurement. We will generally only underwrite risks in which we can obtain an electronic statement of property values. This statement of values must be current and include proper addresses and a breakdown of values for each location to be insured. We require an electronic format because we need the ability to arrange the information in a manner acceptable to our third party modeling company. This also gives us the ability to collate the information in a way that assists our internal catastrophe team in measuring our total gross limits in critical catastrophe zones.

•	Professional Modeling. We model the locations covered in each policy. This is a time-consuming process, but it enables us to obtain a more accurate assessment of our property catastrophe exposure. We have contracted with an industry-recognized modeling firm to analyze our property catastrophe exposure on a quarterly basis. This periodic measurement of our property business gives us an up-to- date objective estimate of our property catastrophe exposure. Using data that we provide, this modeling firm runs numerous computer-simulated events and provides us with loss probabilities for our book of business.

•	Gross Exposed Policy Limits. Prior to Hurricane Katrina, a majority of the insurance industry and all of the insurance rating agencies relied heavily on the probable maximum losses produced by the various professional modeling companies. Hurricane Katrina demonstrated that the reliance solely on the results of the modeling companies was inappropriate given their apparent failure to accurately predict the ultimate losses sustained. When the limitations of the professional models became evident, we instituted an additional approach to determine our probable maximum loss.

We now also use gross exposed policy limits as a means to determine our probable maximum loss. This approach focuses on our gross limits in each critical catastrophe zone and sets a maximum amount of gross accumulations we will accept in each zone. Once that limit has been reached, we intend to stop writing business in that catastrophe zone. We have an internal dedicated catastrophe team that will monitor these limits and report monthly to underwriters and senior management. This team also has the ability to model an account before we price the business to see what impact that account will have on our zonal gross accumulations. We intend to restrict our gross exposed policy limits in each critical property catastrophe zone to an amount consistent with our corporate probable maximum loss and capital preservation targets subsequent to a catastrophic event.

We intend to also continue to use professional models along with our gross exposed policy limits approach. We recognize the current limitations of the professional modeling approach; however, we believe that these models will be improved so that projections will more closely estimate actual losses sustained. It is our policy to use both the gross exposed policy limits approach and the professional models and establish our probable maximum loss on the more conservative number generated.

•	Ceded Reinsurance. We purchase treaty reinsurance to reduce our exposure to significant losses from our general property and energy portfolios of business. We also purchase property catastrophe reinsurance to protect these lines of business from catastrophic loss.

•	Probable Maximum Loss and Risk Appetite. Our direct property and reinsurance senior managers work together to develop our consolidated probable maximum loss. We manage our business with the goal that our combined probable maximum losses for property business, after all applicable reinsurance, not exceed 10% of our total capital in any “one-in-250-year” event.

Casualty Segment
General
       Our casualty segment specializes in insurance products providing coverage for general and product liability, professional liability and healthcare liability. Our direct casualty underwriters provide a variety of specialty insurance casualty products to large and complex organizations around the world.
       We modify our product strategy as market conditions change and new opportunities emerge, developing new products or targeting new industry classes when appropriate, but also de-emphasizing others when appropriate. This flexibility allows us to concentrate on business where we expect to generate a significant rate of return. Although our casualty operation has grown rapidly since our inception, our underwriters are focused on profitability rather than strictly on revenue growth.
       Our casualty segment employs a staff of 68 employees, including 46 underwriters, with a capability to service clients in Bermuda, Europe and the United States. Although our underwriters are given local autonomy, our Bermuda office has ultimate responsibility for establishing our underwriting guidelines and operating procedures. Centralizing authority in this way allows us to maintain consistency in underwriting philosophy and strategy globally and to minimize internal competition and redundant marketing efforts.
Product Lines and Customer Base
       Our coverages include general casualty products as well as professional liability and healthcare products. Our focus with respect to general casualty products is on complex risks in a variety of industries including manufacturing, energy, chemicals, transportation, medical and healthcare products and construction. Our Bermuda operations focus primarily on Fortune 1000 clients, our European operations focus on large European and international accounts and our U.S. operations focus on middle-market and U.S.-domiciled non-Fortune 1000 accounts. In order to diversify our European book, we recently began an initiative to attract more middle-market non-U.S. domiciled accounts produced in the London market. In the United States we often write business at lower attachment points than we do elsewhere given our concentration on smaller accounts. Because of this willingness to accept lower-attaching business in the United States, in the first quarter of 2006 we launched an initiative that allows us to provide products to fill gaps between the primary and excess layers of an insurance program. During the year ended December 31, 2005, our general casualty business accounted for 46.4%, or $293.9 million, of our total gross premiums written in the casualty segment. During the three months ended March 31, 2006, our general casualty business accounted for 39.6%, or $51.7 million, of our total gross premiums written in the casualty segment.
       In addition to general casualty products, we provide professional liability products such as directors and officers, employment practices, fiduciary and errors and omissions liability insurance. Consistent with our general casualty operations, our professional lines underwriters in Bermuda and Europe focus on larger companies while their counterparts in the United States pursue middle-market and non-Fortune 1000 accounts. Like our general casualty operations, our professional lines operations in the United States pursue lower attachment points than they do elsewhere. Because of this attachment point flexibility, we are currently developing several initiatives in the United States that will increase our product offerings in the areas of directors and officers coverage and general partnership liability coverage.
       Globally, we offer a diverse mix of errors and omissions coverages for law firms, technology companies, financial institutions, insurance companies and brokers, media organizations and engineering and construction firms. During the year ended December 31, 2005, our professional liability business accounted for 43.6%, or $276.0 million, of our total gross premiums written in the casualty segment. During the three months ended March 31, 2006, our professional liability business accounted for 44.7%, or $58.3 million, of our total gross premiums written in the casualty segment.
       We also provide excess professional liability and other casualty coverages to the healthcare industry, including large hospital systems, managed care organizations and miscellaneous medical facilities including home care providers, specialized surgery and rehabilitation centers, and blood banks. Our healthcare operation is based in Bermuda and writes large U.S.-domiciled risks. In order to diversify our healthcare portfolio, we are currently establishing a U.S.-based platform that will target middle-market accounts. During the year ended December 31, 2005, our healthcare business accounted for 10.0%, or $63.1 million, of our total gross premiums written in the casualty segment. During the three months ended March 31, 2006, our healthcare business accounted for 15.7%, or $20.5 million, of our total gross premiums written in the casualty segment.
       Although our casualty accounts have diverse attachment points by line of business and the size of the account, our most common attachment points are between $10 million and $100 million.
Underwriting and Risk Management
       While operating within their underwriting guidelines, our casualty underwriters strive to write diverse books of business across a variety of product lines and industry classes. Senior underwriting managers review their business concentrations on a regular basis to make sure the objective of creating balanced portfolios of business is achieved. As appropriate, specific types of business that we have written disproportionate amounts of may be de-emphasized to achieve a more balanced portfolio. By writing a balanced casualty portfolio, we believe we are less vulnerable to unacceptable market changes in pricing and terms in any one product or industry.
       Our casualty operations utilize significant net insurance capacity. Because of the large limits we often deploy on excess general casualty accounts, we have one master treaty in place with six separate interest and liability agreements with several highly-rated reinsurers to reduce our net exposure on individual accounts. We also purchase a relatively small amount of facultative reinsurance from select reinsurers to lessen volatility in our professional liability book of business.
Reinsurance Segment
General
       We have developed a balanced portfolio of treaty reinsurance, including professional, general casualty, property, accident and health, and marine and aviation lines. We also underwrite facultative casualty reinsurance. We believe that this diversity in type of reinsurance and line of business enables us to alter our business strategy quickly, should we foresee changes to the exposure environment in any sector. Declining profit prospects for any single reinsurance business line may be offset by additional participations in other more favorable business lines. Overall, we strive to balance our reinsurance portfolio through the appropriate combination of business lines, ceding source, geography and contract configuration.
       We employ a staff of 22 employees in our reinsurance segment. This includes 14 underwriters, each of whom is highly experienced, having joined the company from large, established organizations. Our underwriters determine appropriate pricing either by using pricing models built or approved by our actuarial staff or by relying on established pricing set by one of our pricing actuaries for a specific treaty. Pricing models are generally used for facultative reinsurance, property per risk reinsurance and workers’ compensation and personal accident catastrophe reinsurance. Other types of reinsurance rely on established pricing. During the year ended December 31, 2005, our reinsurance segment generated gross premiums written of $514.4 million. For the three months ended March 31, 2006, our reinsurance segment generated gross premiums written of $247.8 million. Our reinsurance segment operates solely from Bermuda and reinsures carriers domiciled principally in the United States.

Product Lines and Customer Base
       Professional, general casualty and property treaty reinsurance is the principal source of revenue for this segment. The insurers we reinsure are primarily specialty carriers domiciled in the United States or the specialty divisions of standard lines carriers located there. In addition, we reinsure monoline companies and single-state writers, whether organized as mutual or stock insurers. We focus on niche programs and coverages, frequently sourced from excess and surplus lines insurers. Two treaty units, established in 2003 to generate European programs and accident and health global accounts, spread the segment’s exposure beyond the North American focus. We target a portfolio of well rated companies that are highly knowledgeable in their product lines, have the financial resources to execute their business plans and are committed to underwriting discipline throughout the underwriting cycle.
       Property treaties protect insurers of residential, commercial and industrial accounts where the exposure to loss is chiefly North American. Monoline, per risk accounts are emphasized, structured as either proportional or excess-of-loss protections. Surplus lines and specialty writers predominate in the portfolio. Where possible, coverage is provided on a “losses occurring” basis. The line size extended is currently limited to $5 million per contract or per program. During the year ended December 31, 2005, our property treaty business accounted for 13.1%, or $67.1 million, of our total gross premiums written in the reinsurance segment. For the three months ended March 31, 2006, our property treaty business accounted for 14.6%, or $36.2 million, of our total gross premiums written in the reinsurance segment.
       General casualty treaties cover working layer, intermediate layer and catastrophe exposures. We sell both proportional and excess-of-loss reinsurance. We principally underwrite general liability for books of unique and unusual risks and workers’ compensation business lines. The bulk of the general casualty premium consists of commercial excess and umbrella policies of non-admitted companies. In addition, we underwrite accident and health business, emphasizing catastrophe personal accident programs. Capacity is currently limited to $10 million per contract or per program, but for the great majority of treaties a $5 million capacity is employed. During the year ended December 31, 2005, our general casualty treaty business accounted for 26.3%, or $135.4 million, of our total gross premiums written in the reinsurance segment. For the three months ended March 31, 2006, our general casualty treaty business accounted for 26.1%, or $64.5 million, of our total gross premiums written in the reinsurance segment.
       Professional lines treaties cover several products, primarily directors’ and officers’ liability, but also attorneys’ malpractice, medical malpractice, miscellaneous professional classes and transactional risk liability. Line size is currently limited to $5 million per program; however, the liability limits provided are typically for lesser amounts. We develop customized treaty structures for the risk classes protected by these treaties, which account for the largest share of premiums written within the segment. The complex exposures undertaken by this unit demand highly technical underwriting and modeling analysis. During the year ended December 31, 2005, our professional lines treaty business accounted for 29.0%, or $149.2 million, of our total gross premiums written in the reinsurance segment. For the three months ended March 31, 2006, our professional lines treaty business accounted for 37.3%, or $92.5 million, of our total gross premiums written in the reinsurance segment.
       Our international treaty unit was formed in August of 2003. The majority of this portfolio protects U.K. insurers, including Lloyd’s syndicates and Continental European companies, primarily domiciled in Switzerland and Germany. Euro-centric exposures predominate, although some global exposure is present in several accounts. Our net risk exposure is currently limited to €5 million per contract or per program. We also underwrite ocean marine and aviation business within this unit. Marine and aviation premiums written for the treaty year 2005 were estimated at $30.7 million. For the three months ended March 31, 2006, marine and aviation premiums written were estimated at $8.2 million. During the year ended December 31, 2005, the international treaty unit accounted for

10.4%, or $53.3 million, of our total gross premiums written in the reinsurance segment. For the three months ended March 31, 2006, the international treaty unit accounted for 9.3%, or $23.1 million, of our total gross premiums written in the reinsurance segment.
       Facultative casualty business comprises lower-attachment, individual-risk reinsurance covering automobile liability, general liability and workers’ compensation risks for many of the largest U.S. property-casualty and surplus lines insurers. Line size is currently limited to $2 million per certificate. We believe that we are the only Bermuda-based reinsurer that has a dedicated facultative casualty reinsurance business. During the year ended December 31, 2005, our facultative reinsurance business accounted for 5.1%, or $26.4 million, of our total gross premiums written in the reinsurance segment. For the three months ended March 31, 2006, our facultative reinsurance business accounted for 3.7%, or $9.2 million, of our total gross premiums written in the reinsurance segment.
       In December 2001, we entered into an underwriting agency agreement with IPCUSL, a subsidiary of a Bermuda-based property catastrophe reinsurance specialist, to solicit, underwrite, bind and administer property catastrophe treaty reinsurance on our behalf. On December 5, 2005, we delivered notice to IPCUSL terminating this underwriting agency agreement in order to reduce our incurred loss volatility arising from major catastrophes. Pursuant to the terms of the agreement, the termination will not become effective until November 30, 2007. During the year ended December 31, 2005, premiums written by IPCUSL accounted for 16.1%, or $83.0 million, of our total gross premiums written in the reinsurance segment. For the three months ended March 31, 2006, premiums written by IPCUSL accounted for 9.0%, or $22.3 million, of our total gross premiums written in the reinsurance segment. For a description of our contract with IPCUSL, see “Certain Relationships and Related Party Transactions — Certain Business Relationships — Transactions with Affiliates of American International Group, Inc. — Production.”
Underwriting and Risk Management
       In our reinsurance segment, we believe we carefully evaluate reinsurance proposals to find an optimal balance between the risks and opportunities. Before we review the specifics of any reinsurance proposal, we consider the appropriateness of the client, including the experience and reputation of its management and its risk management strategy. We also examine the level of shareholders’ equity, industry ratings, length of incorporation, duration of business model, portfolio profitability, types of exposures and the extent of its liabilities. For property proposals, we also obtain information on the nature of the perils to be included and the policy information on all locations to be covered under the reinsurance contract. If a program meets our underwriting criteria, we then assess the adequacy of its proposed pricing, terms and conditions, and its potential impact on our profit targets and corporate risk objectives.
       To identify, plot, manage and monitor accumulations of exposures from potential property catastrophes, we employ industry-recognized modeling software on our per risk accounts. This software, together with our proprietary models, underwriter experience and portfolio knowledge produce the probable maximum loss amounts we allocate to our reinsurance department’s internal global property catastrophe zones. For the property catastrophe account underwritten for us by IPCUSL, modeling software and underwriting experience are employed to assess exposure and generate a probable maximum loss. The probable maximum loss produced from IPCUSL is then combined with those of our per risk reinsurance account to calculate the total probable maximum loss by zone for the segment. Notwithstanding the probable maximum loss mechanisms in place, the reinsurance segment focuses on gross treaty limits deployed in each critical catastrophe zone, and, for the property catastrophe business underwritten for us by IPCUSL, establishes a maximum limit of liability per zone for the aggregate of its contracts, which amount cannot be exceeded.
       In the case of the property catastrophe reinsurance business produced by IPCUSL on our behalf, we exercise controls through periodic audits of the portfolio to test adherence to the management agreement between the companies. In addition, we retain the right to conduct compliance audits of IPCUSL. On December 5, 2005, we delivered a notice to IPCUSL cancelling our agreement with them in order to reduce our incurred loss volatility arising from major catastrophes. Pursuant to the agreement, the termination will not become effective until November 30, 2007.
       For casualty treaty contracts, we track accumulations by line of business. Ceilings for the limits of liability we sell are established based on modeled loss outcomes, underwriting experience and past performance of accounts under consideration. In addition, accumulations among treaty acceptances within the same line of business are monitored, such that the maximum loss sustainable from any one casualty catastrophe should not exceed pre-established targets.
Security Arrangements
       Allied World Assurance Company, Ltd is neither licensed nor admitted as an insurer nor is it accredited as a reinsurer in any jurisdiction in the United States. As a result, it is required to post collateral security with respect to any reinsurance liabilities it assumes from ceding insurers domiciled in the United States in order for U.S. ceding companies to obtain credit on their U.S. statutory financial statements with respect to insurance liabilities ceded by them. Under applicable statutory provisions, the security arrangements may be in the form of letters of credit, reinsurance trusts maintained by trustees or funds-withheld arrangements where assets are held by the ceding company. For a description of the security arrangements used by us, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Restrictions and Specific Requirements.”
Competition
       The insurance and reinsurance industries are highly competitive. Insurance and reinsurance companies compete on the basis of many factors, including premium rates, general reputation and perceived financial strength, the terms and conditions of the products offered, ratings assigned by independent rating agencies, speed of claims payments and reputation and experience in risks underwritten.
       We compete with major U.S. and non-U.S. insurers and reinsurers, including other Bermuda-based insurers and reinsurers, on an international and regional basis. Many of our competitors have greater financial, marketing and management resources. Since September 2001, a number of new Bermuda-based insurance and reinsurance companies have been formed and some of those companies compete in the same market segments in which we operate. Some of these companies have more capital than our company. In our direct insurance business, we compete with insurers that provide property and casualty-based lines of insurance such as: ACE Limited, AIG, Axis Capital Holdings Limited, Chubb, Endurance Specialty Holdings Ltd., Factory Mutual Insurance Company, HCC Insurance Holdings, Inc., Lloyd’s of London, Munich Re Group, Swiss Reinsurance Company (whom we refer to in this prospectus as Swiss Re), XL Capital Ltd, and Zurich Financial Services. In our reinsurance business, we compete with reinsurers that provide property and casualty-based lines of reinsurance such as: ACE Limited, Arch Capital Group Ltd., Berkshire Hathaway, Inc., Endurance Specialty Holdings Ltd., Everest Re Group, Ltd., Lloyd’s of London, Montpelier Re Holdings Ltd., Munich Re Group, PartnerRe Ltd., Platinum Underwriters Holdings, Ltd., RenaissanceRe Holdings Ltd., Swiss Re, Transatlantic Holdings, Inc. and XL Capital Ltd.
       In addition, risk-linked securities and derivative and other non-traditional risk transfer mechanisms and vehicles are being developed and offered by other parties, including entities other than insurance and reinsurance companies. The availability of these non-traditional products could reduce the demand for traditional insurance and reinsurance. A number of new, proposed or potential industry or legislative developments could further increase competition in our industry. These developments include:

•	as a result of Hurricane Katrina, the insurance industry’s largest natural catastrophe loss, and two subsequent substantial hurricanes (Rita and Wilma), existing insurers and reinsurers have been raising new capital and significant investments are being made in new insurance and reinsurance companies in Bermuda;

•	legislative mandates for insurers to provide specified types of coverage in areas where we or our ceding clients do business, such as the mandated terrorism coverage in the U.S. Terrorism Risk Insurance Act of 2002, could eliminate or reduce the opportunities for us to write those coverages; and

•	programs in which state-sponsored entities provide property insurance in catastrophe prone areas or other “alternative market” types of coverage could eliminate or reduce the opportunities for us to write those coverages.
       New competition from these developments may result in fewer contracts written, lower premium rates, increased expenses for customer acquisition and retention and less favorable policy terms and conditions, which could have a material adverse impact on our growth and profitability.
Our Financial Strength Ratings
       Ratings have become an increasingly important factor in establishing the competitive position of insurance and reinsurance companies. A.M. Best has assigned a financial strength rating of “A” (Excellent) to each of our insurance subsidiaries. This rating is currently under review with negative implications. The objective of A.M. Best’s rating system is to provide an opinion of an insurer’s or reinsurer’s financial strength and ability to meet ongoing obligations to its policyholders. Each rating reflects A.M. Best’s opinion of the initial capitalization, management and sponsorship of the entity to which it relates, and is neither an evaluation directed to investors in our common shares nor a recommendation to buy, sell or hold our common shares. A.M. Best ratings currently range from “A++” (Superior) to “F” (In Liquidation) and include 16 separate ratings categories. Each rating is subject to periodic review by, and may be revised downward or revoked at the sole discretion of, A.M. Best. If the rating of any of our subsidiaries is further revised downward or revoked, our competitive position in the insurance and reinsurance industry would suffer, and it would be more difficult for us to market our products. Specifically, any revision or revocation of this kind could result in a significant reduction in the number of insurance and reinsurance contracts we write and in a substantial loss of business as customers and brokers that place this business move to competitors with higher financial strength ratings. Additionally, it is increasingly common for our reinsurance contracts to contain terms that would allow the ceding companies to cancel the contract for the portion of our obligations if our insurance subsidiaries are downgraded below an A- by A.M. Best. Whether a ceding company would exercise this cancellation right would depend, among other factors, on the reason for such downgrade, the extent of the downgrade, the prevailing market conditions and the pricing and availability of replacement reinsurance coverage. Therefore, we cannot predict in advance the extent to which this cancellation right would be exercised, if at all, or what effect such cancellations would have on our financial condition or future operations, but such effect could be material.
Distribution of Our Insurance Products
       We market our insurance and reinsurance products worldwide almost exclusively through insurance and reinsurance brokers. This distribution channel provides us with access to an efficient, variable cost and international distribution system without the significant time and expense that would be incurred in creating our own distribution network. In the case of the property catastrophe reinsurance business produced on our behalf by IPCUSL, IPCUSL uses its own brokerage distribution network. During the year ended December 31, 2005, $83.0 million, or 5%, related to business produced by IPCUSL. For the three months ended March 31, 2006, $22.3 million, or 4%, related to our underwriting agency agreement with IPCUSL. On December 5, 2005, we delivered a notice to IPCUSL terminating our underwriting agency agreement with IPCUSL. Pursuant to that agreement, the termination will not become effective until November 30, 2007. See “Certain Relationships and Related Party Transactions — Certain Business Relationships — Transactions with Affiliates of American International Group, Inc. — Production” for a description of the underlying agreement.
       We also distribute through major excess and surplus lines wholesalers and regional retailers in the United States targeting middle-market and non-Fortune 1000 companies. For the year ended December 31, 2005, U.S. regional and excess and surplus lines wholesalers and regional retailers accounted for 44% and 17%, respectively, of our U.S. distribution and include: Arthur J. Gallagher & Co., Lockton Companies, Inc., McGriff Seibels & Williams, Inc., and wholesalers American Wholesale Insurance Group Inc., CRC Insurance Services, Inc. and Westrope, Inc. For the three months ended March 31, 2006, U.S. regional and excess and surplus lines wholesalers and regional retailers accounted for 53% and 22%, respectively, of our U.S. distribution.
       In the year ended December 31, 2005, our top four brokers represented approximately 74% of gross premiums written by us. For the three months ended March 31, 2006, our top four brokers represented approximately 77% of the gross premiums written by us. A breakdown of our distribution by broker is provided in the table below.

	Percentage of Gross
	Premiums Written	Percentage of Gross
	for the Three	Premiums Written
	Months Ended	for the Year Ended
	March 31, 2006	December 31, 2005

Broker
Marsh & McLennan Companies, Inc.	37%	35%
Aon Corporation	22	22
Willis Group Holdings Ltd.	12	10
Jardine Lloyd Thompson Group plc	6	7
All Others	23	26

	100%	100%

       In accordance with industry practice, we frequently pay amounts owed on claims under our insurance and reinsurance contracts to brokers, and these brokers, in turn, pay these amounts over to the customers that have purchased insurance or reinsurance from us. If a broker fails to make such a payment, it is likely that, in most cases, we will be liable to the client for the deficiency because of local laws or contractual obligations. Likewise, when a customer pays premiums for policies written by us to a broker for further payment to us, these premiums are generally considered to have been paid and, in most cases, the client will no longer be liable to us for those amounts, whether or not we actually receive the premiums. Consequently, we assume a degree of credit risk associated with the brokers we use with respect to our insurance and reinsurance business.
Underwriting and Risk Management
       Our corporate underwriting and risk management objective is to create insurance and reinsurance portfolios that are balanced and diversified across classes of business, types of insurance products, geography and sources. Our Chief Executive Officer works closely with our senior underwriting officers for direct insurance and our worldwide underwriting manager for reinsurance in establishing and implementing corporate underwriting strategies and guidelines on a global basis and is accountable for our ultimate underwriting results.
       We take a disciplined approach to underwriting and risk management, relying heavily on the collective expertise of our underwriters. While we believe we have successfully built diversified portfolios of business in both our insurance and reinsurance operations, we have focused only on areas where we feel we have the necessary underwriting expertise and experience to be successful over changing market cycles. Our disciplined underwriting and risk management philosophy is illustrated by the following practices:

•	Our underwriting operations have written guidelines that identify the classes of business that can be written and establish specific parameters for capacity, attachment points and terms and conditions. Senior managers in charge of each business line are the only individuals that can authorize exceptions to the underwriting guidelines.

•	Our underwriters are given a written authority statement that provides a specific framework for their underwriting decisions. Although we provide our underwriters with significant local autonomy, we centralize authority for strategic decisions with our senior managers in Bermuda in order to achieve underwriting consistency and control across all of our operations.

•	Our underwriters work closely with our actuarial staff, particularly when pricing complex risks in certain lines of business, and in determining rate change trends in all of our lines of business. Actuarial assessments of loss development in all of our product segments are integral to the establishment of our business plan. This information allows us to target growth in specific areas that are performing well and to take corrective action in areas that are not performing satisfactorily.

•	We manage our individual risk limits, and we believe that we provide a meaningful but prudent amount of capacity to each client. We purchase reinsurance in lines of business where we want to increase our gross limits to gain more leverage, but mitigate our net exposure to loss.

•	Our guidelines do not allow multiple underwriting offices to provide coverage to the same client for the same line of business, which allows us to control our capacity allocations and avoid redundancy of effort. We minimize overlap between our operations by providing each with distinct operating parameters while at the same time encouraging communication between underwriters and offices.

•	Our underwriting offices are subject to annual underwriting, operational and administrative audits to assess compliance with our corporate guidelines.
Property Segment
       For our property segment, the protection of corporate assets from loss due to natural catastrophes is one of our major areas of focus. Many factors go into the effective management of this exposure. The essential factors in this process are outlined below:

•	Measurement. We will generally only underwrite risks in which we can obtain an electronic statement of property values. This statement of values must be current and include proper addresses and a breakdown of values for each location to be insured. We require an electronic format because we need the ability to arrange the information in a manner acceptable to our third party modeling company. This also gives us the ability to collate the information in a way that assists our internal catastrophe team in measuring our total gross limits in critical catastrophe zones.

•	Professional Modeling. We model the locations covered in each policy. This is a time-consuming process, but it enables us to obtain a more accurate assessment of our property catastrophe exposure. We have contracted with an industry-recognized modeling firm to analyze our property catastrophe exposure on a quarterly basis. This periodic measurement of our property business gives us an up-to-date objective estimate of our property catastrophe exposure. Using data that we provide, this modeling firm runs numerous computer-simulated events and provides us with loss probabilities for our book of business.

•	Gross Exposed Policy Limits. Prior to Hurricane Katrina, a majority of the insurance industry and all of the insurance rating agencies relied heavily on the probable maximum losses produced by various professional modeling companies. Hurricane Katrina demonstrated that reliance solely on the results of the modeling companies was inappropriate given their apparent failure to accurately predict the ultimate losses sustained. When the limitations of the professional models became evident, we instituted an additional approach to determine our probable maximum loss.

We now also use gross exposed policy limits as a means to determine our probable maximum loss. This approach focuses on our gross limits in each critical catastrophe zone and sets a maximum amount of gross accumulations we will accept in each zone. Once that limit has been reached, we intend to stop writing business in that catastrophe zone. We have an internal dedicated catastrophe team that will monitor these limits and report monthly to underwriters and senior management. This team also has the ability to model an account before we price the business to see what impact that account will have on our zonal gross accumulations. We intend to restrict our gross exposed policy limits in each critical property catastrophe zone to an amount consistent with our corporate probable maximum loss and capital preservation targets subsequent to a catastrophic event.

We intend to also continue to use professional models along with our gross exposed policy limits approach. We recognize the current limitations of the professional modeling approach; however, we believe that these models will be improved so that projections will more closely estimate actual losses sustained. It is our policy to use both the gross exposed policy limits approach and the professional models and establish our probable maximum loss on the more conservative number generated.

•	Ceded Reinsurance. We purchase treaty reinsurance to reduce our exposure to significant losses from our general property and energy portfolios of business. We also purchase property catastrophe reinsurance to protect these lines of business from catastrophic loss.

•	Probable Maximum Loss and Risk Appetite. Our direct property and reinsurance senior managers work together to develop our consolidated probable maximum loss. We manage our business with the goal that our combined probable maximum losses for property business, after all applicable reinsurance, not exceed 10% of our total capital in any “one-in-250-year” event.
Casualty Segment
       While operating within their underwriting guidelines, our casualty underwriters strive to write diverse books of business across a variety of product lines and industry classes. Senior underwriting managers review their business concentrations on a regular basis to make sure the objective of creating balanced portfolios of business is achieved. As appropriate, specific types of business that we have written disproportionate amounts of may be de-emphasized to achieve a more balanced portfolio. By writing a balanced casualty portfolio, we believe we are less vulnerable to unacceptable market changes in pricing and terms in any one product or industry.
       Our general casualty operations utilize significant net insurance capacity. Because of the large limits we often deploy on excess general casualty accounts, we have one master treaty in place with six separate interest and liability agreements with several highly-rated reinsurers to reduce our net exposure on individual accounts. We also purchase a relatively small amount of facultative reinsurance from select reinsurers to lessen volatility in our professional liability book of business.
Reinsurance Segment
       In our reinsurance segment, we believe we carefully evaluate reinsurance proposals to find an optimal balance between the risks and opportunities. Before we review the specifics of any reinsurance proposal, we consider the appropriateness of the client, including the experience and reputation of its management and its risk management strategy. We also examine the level of shareholders’ equity, industry ratings, length of incorporation, duration of business model, portfolio profitability, types of exposures and the extent of its liabilities. For property proposals, we also obtain information on the nature of the perils to be included and the policy information on all locations to be covered under the reinsurance contract. If a program meets our underwriting criteria, we then assess the adequacy of its proposed pricing, terms and conditions, and its potential impact on our profit targets and corporate risk objectives.
       To identify, plot, manage and monitor accumulations of exposures from potential property catastrophes, we employ industry-recognized modeling software on our per risk accounts. This software, together with our proprietary models, underwriter experience and portfolio knowledge produce the probable maximum loss amounts we allocate to our reinsurance department’s internal global property catastrophe zones. For the property catastrophe account underwritten for us by IPCUSL, modeling software and underwriting experience are employed to assess exposure and generate a probable maximum loss. The probable maximum loss produced from IPCUSL is then combined with those of our per risk reinsurance account to calculate the total probable maximum loss by zone for the segment. Notwithstanding the probable maximum loss mechanisms in place, the reinsurance segment focuses on gross treaty limits deployed in each critical catastrophe zone, and, for the property catastrophe business underwritten for us by IPCUSL, establishes a maximum limit of liability per zone for the aggregate of its contracts, which amount cannot be exceeded.
       In the case of the property catastrophe reinsurance business produced by IPCUSL on our behalf, we exercise controls through periodic audits of the portfolio to test adherence to the management agreement between the companies. In addition, we retain the right to conduct compliance audits of IPCUSL. On December 5, 2005, we delivered a notice to IPCUSL cancelling our agreement with them in order to reduce our incurred loss volatility arising from major catastrophes. Pursuant to the agreement, the termination will not become effective until November 30, 2007.
       For casualty treaty contracts, we track accumulations by line of business. Ceilings for the limits of liability we sell are established based on modeled loss outcomes, underwriting experience and past performance of accounts under consideration. In addition, accumulations among treaty acceptances within the same line of business are monitored, such that the maximum loss sustainable from any one casualty catastrophe should not exceed pre-established targets.
Claims Management
       We have a well-developed process in place for identifying, tracking and resolving claims. At the present time these responsibilities are fulfilled by our own staff and, with respect to our U.S. subsidiaries, by certain personnel of subsidiaries of AIG. Through our amended administrative services agreements, claims for our U.S. subsidiaries will be handled by subsidiaries of AIG through the end of 2006 at which point our own staff will handle these claims. These agreements provide that all claims management and authorities remain within our own staff. For a description of those agreements, see “Certain Relationships and Related Party Transactions — Certain Business Relationships — Transactions with Affiliates of American International Group, Inc. — Administrative Services.” Claims responsibilities include reviewing loss reports, monitoring claims developments, requesting additional information where appropriate, performing claims audits of cedents, establish-

ing initial case reserves and approving payment of individual claims. We have established authority levels for all individuals involved in the reserving and settlement of claims.
       With respect to reinsurance, in addition to managing reported claims and conferring with ceding companies on claims matters, the claims management staff and personnel conduct periodic audits of specific claims and the overall claims procedures of our reinsureds. Through these audits, we are able to evaluate ceding companies’ claims-handling practices, including the organization of their claims departments, their fact-finding and investigation techniques, their loss notifications, the adequacy of their reserves, their negotiation and settlement practices and their adherence to claims-handling guidelines.
Reserve for Losses and Loss Expenses
       We are required by applicable insurance laws and regulations in Bermuda, the United States, United Kingdom and Ireland and accounting principles generally accepted in the United States to establish loss reserves to cover our estimated liability for the payment of all losses and loss expenses incurred with respect to premiums earned on the policies and treaties that we write. These reserves are balance sheet liabilities representing estimates of future amounts on a nominal basis required to pay losses and loss expenses for insured or reinsured claims that have occurred at or before the balance sheet date. It is our policy to establish these losses and loss reserves prudently after reviewing all information known to us as of the date they are recorded.
       We use statistical and actuarial methods to reasonably estimate ultimate expected losses and loss expenses. We utilize a variety of standard actuarial methods in our analysis. These include the Bornhuetter-Ferguson methods, the incurred loss method, the paid loss method and the expected loss ratio method. The selections from these various methods are based on the loss development characteristics of the specific line of business. For lines of business with extremely long reporting periods, such as casualty reinsurance, we may rely more on an expected loss ratio method until losses begin to develop. Loss reserves do not represent an exact calculation of liability; rather, loss reserves are estimates of what we expect the ultimate resolution and administration of claims will cost. These estimates are based on actuarial and statistical projections and on our assessment of currently available data, as well as estimates of future trends in claims severity and frequency, judicial theories of liability and other factors. Loss reserve estimates are refined as experience develops and as claims are reported and resolved. Establishing an appropriate level of loss reserves is an inherently uncertain process. The uncertainties may be greater for insurers like us than for insurers with an established operating and claims history and a larger number of insurance and reinsurance transactions. The relatively large limits of net liability for any one risk in our excess casualty and professional liability lines of business serve to increase the potential for volatility in the development of our loss reserves. In addition, the relatively long reporting periods between when a loss occurs and when it may be reported to our claims department for our casualty lines of business also increase the uncertainties of our reserve estimates in such lines. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Relevant Factors — Critical Accounting Policies, Reserve for Losses and Loss Expenses” for further information regarding the uncertainties in establishing the reserve for losses and loss expenses.
       To the extent we determine that actual losses or loss expenses vary from our expectations and reserves reflected in our financial statements, we will be required to increase or decrease our reserves to reflect our changed expectations. Any such increase could cause a material increase in our liabilities and a reduction in our profitability, including operating losses and a reduction of capital.
       To assist us in establishing appropriate reserves for losses and loss expenses, we analyze a significant amount of insurance industry information with respect to the pricing environment and loss settlement patterns. In combination with our individual pricing analyses and our internal loss settlement patterns, this industry information is used to guide our loss and loss expense estimates. These estimates are reviewed regularly, and any adjustments are reflected in earnings in the periods in which they are determined. Our losses and loss expense reserves are reviewed annually by our outside actuarial specialists.
       The following tables show the development of gross and net reserves for losses and loss expenses, respectively. The tables do not present accident or policy year development data. Each table begins by showing the original year-end reserves recorded at the balance sheet date for each of the four years presented (“as originally estimated”). This represents the estimated amounts of losses and loss expenses arising in all prior years that are unpaid at the balance sheet date, including IBNR reserves. The re-estimated liabilities reflect additional information regarding claims incurred prior to the end of the preceding financial year. A redundancy (or deficiency) arises when the re-estimation of reserves recorded at the end of each prior year is less than (or greater than) its estimation at the preceding year-end. The cumulative redundancies represent cumulative differences between the original reserves and the currently re-estimated liabilities over all prior years. Annual changes in the estimates are reflected in the statement of operations for each year, as the liabilities are re-estimated.
       The lower sections of the tables show the portions of the original reserves that were paid (claims paid) as of the end of subsequent years. This section of each table provides an indication of the portion of the re-estimated liability that is settled and is unlikely to develop in the future. For our proportional treaty reinsurance business, we have estimated the allocation of claims paid to applicable years based on a review of large losses and earned premium percentages.
Development of Reserve for Losses and Loss Expenses
Cumulative Deficiency (Redundancy)

Gross Losses
	Year Ended December 31,

	2001	2002	2003	2004	2005

	($ in thousands)
As Originally Estimated:	$213	$310,508	$1,058,653	$2,037,124	$3,405,353
Liability as Re-estimated as of March 31, 2006:	213	217,712	896,649	1,929,571	3,373,862
Liability Re-estimated as of:
One Year Later	213	253,691	979,218	1,929,571
Two Years Later	213	226,943	896,649
Three Years Later	213	217,712
Four Years Later	213
Cumulative (Redundancy)	—	(92,796)	(162,004)	(107,553)	(31,491)
Cumulative Claims Paid as of March 31, 2006:	32	111,549	258,020	426,118	205,202
Cumulative Claims Paid as of:
One Year Later	—	54,288	138,793	372,823
Two Years Later	—	83,465	237,394
Three Years Later	—	100,978
Four Years Later	18

Gross Losses

	Year Ended December 31,

	2001	2002	2003	2004

Liability Re-estimated as of:
One Year Later	100%	82%	92%	95%
Two Years Later	100%	73%	85%
Three Years Later	100%	70%
Four Years Later	100%
Cumulative (Redundancy)	0%	(30)%	(15)%	(5)%
Gross Loss and Loss Expense Cumulative Paid as a Percentage of Originally Estimated Liability
Cumulative Claims Paid as of:
One Year Later	0%	17%	13%	18%
Two Years Later	0%	27%	22%
Three Years Later	0%	33%
Four Years Later	8%
Losses Net of Reinsurance

	Year Ended December 31,

	2001	2002	2003	2004	2005

	($ in thousands)
As Originally Estimated:	$213	$299,946	$964,810	$1,777,953	$2,689,020
Liability as Re-estimated as of March 31, 2006:	213	207,945	830,969	1,728,868	2,689,020
Liability Re-estimated as of:
One Year Later	213	243,129	885,375	1,728,868
Two Years Later	213	216,381	830,969
Three Years Later	213	207,945
Four Years Later	213
Cumulative (Redundancy)	—	(92,001)	(133,841)	(49,085)	—
Cumulative Claims Paid as of March 31, 2006:	32	103,594	230,821	347,822	137,473
Cumulative Claims Paid as of:
One Year Later	—	52,077	133,286	305,083
Two Years Later	—	76,843	214,384
Three Years Later	—	93,037
Four Years Later	18

Losses Net of Reinsurance

	Year Ended December 31,

	2001	2002	2003	2004

Liability Re-estimated as of:
One Year Later	100%	81%	92%	97%
Two Years Later	100%	72%	86%
Three Years Later	100%	69%
Four Years Later	100%
Cumulative (Redundancy)	0%	(31)%	(14)%	(3)%
Net Loss and Loss Expense Cumulative Paid as a Percentage of Originally Estimated Liability
Cumulative Claims Paid as of:
One Year Later	0%	17%	14%	17%
Two Years Later	0%	26%	22%
Three Years Later	0%	31%
Four Years Later	8%
Reinsurance Arrangements
       Total premiums ceded pursuant to reinsurance contracts entered into by our company with a variety of reinsurers were $70.6 million and $66.6 million for the three months ended March 31, 2006 and 2005, respectively, and were $338.3 million, $335.3 million and $227.2 million for the years ended December 31, 2005, 2004 and 2003, respectively. Certain reinsurance contracts provide us with protection related to specified catastrophes insured by our property segment. We also cede premiums on a proportional basis to limit total exposures in the property, casualty and to a lesser extent reinsurance segments. The following table illustrates our gross premiums written and ceded for the three months ended March 31, 2006 and 2005 and for the years ended December 31, 2005, 2004 and 2003:

	Gross Premiums Written and Premiums Ceded

	Three Months
	Ended		Year Ended
	March 31,		December 31,

	2006	2005	2005	2004	2003

	($ in millions)
Gross	$498.1	$505.3	$1,560.3	$1,708.0	$1,573.7
Ceded	(70.6)	(66.6)	(338.3)	(335.3)	(227.2)

Net	$427.5	$438.7	$1,222.0	$1,372.7	$1,346.5

Ceded as percentage of Gross	14.2%	13.2%	21.7%	19.6%	14.4%

       The following table illustrates our reinsurance recoverable as of March 31, 2006 and December 31, 2005 and 2004:

	Reinsurance Recoverable

	As of	As of
	March 31,	December 31,

	2006	2005	2004

	($ in millions)
Ceded case reserves	$280.1	$256.4	$63.9
Ceded IBNR reserves	383.9	459.9	195.3

Reinsurance recoverable	$664.0	$716.3	$259.2

       We remain obligated for amounts ceded in the event our reinsurers do not meet their obligations. Accordingly, we have evaluated the reinsurers that are providing reinsurance protection to us and will continue to monitor their credit ratings and financial stability. Approximately 96% of ceded case reserves as of March 31, 2006 were recoverable from reinsurers who had an A.M. Best rating of “A” or higher. We generally have the right to terminate our treaty reinsurance contracts at any time, upon prior written notice to the reinsurer, under specified circumstances, including the assignment to the reinsurer by A.M. Best of a financial strength rating of less than “A-”.
       On October 1, 2005, we entered into a quota share contract with several reinsurers that covers a portion of our liability accruing under general property policies. From October 1, 2005 to March 31, 2006, we ceded 35% of a policy covered by the contract, up to a maximum cession of $10 million per policy subject to an occurrence limit of $250 million in the United States and $100 million in the rest of the world. As of April 1, 2006, we began ceding 45% of a policy covered by the contract, up to a maximum cession of $10 million per policy subject to an occurrence limit of $250 million in the United States and $100 million in the rest of the world. This contract will remain in effect until cancelled on October 31 of any year, subject to 60 days prior written notice. We also may terminate any reinsurers’ participation in the contract at any time, upon written notice to the reinsurer, under specified circumstances, including the assignment to the reinsurer by A.M. Best of a financial strength rating of less than “A-”. Each reinsurer may cancel its participation in the contract on 30 days notice by certified mail if (1) we cease underwriting operations; (2) a legal authority orders us to cease writing business or we are placed under regulatory supervision; or (3) we merge or are acquired by another company. Under the contract, we earn a ceding commission equal to the original commissions paid by us plus an overriding commission of 7.5% applied to the gross premium ceded to the contract. We anticipate that our subsidiaries will cede approximately $97.3 million of premiums under this contract during the October 2005 to October 2006 term.
       On June 1, 2006, Allied World Assurance Company, Ltd, Allied World Assurance Company (Europe) Limited, Allied World Assurance Company (Reinsurance) Limited, Allied World Assurance Company (U.S.) Inc. and Newmarket Underwriters Insurance Company entered into a quota share contract with several reinsurers that covers a portion of our liability accruing under property policies written and classified as energy, heavy industry, mining, oil, gas, petrochemical and power generator business. Allied World Assurance Company, Ltd, Allied World Assurance Company (Europe) Limited, Allied World Assurance Company (Reinsurance) Limited, Allied World Assurance Company (U.S.) Inc. and Newmarket Underwriters Insurance Company may cede up to 58.5% of a policy covered by the contract, up to a maximum cession of $15 million per policy. This contract will remain in effect until June 1, 2007. Allied World Assurance Company, Ltd, Allied World Assurance Company (Europe) Limited, Allied World Assurance Company (Reinsurance) Limited, Allied World Assurance Company (U.S.) Inc. and Newmarket Underwriters Insurance Company also may terminate any reinsurers’ participation in the contract at any time, upon written notice to the reinsurer, under specified circumstances, including the assignment to the reinsurer by A.M. Best of a financial strength rating of less than “A-”. Each reinsurer may cancel its participation in the contract on

15 days notice by certified mail if we breach certain provisions regarding loss portfolio measures. Under the contract, the reinsurers allow Allied World Assurance Company, Ltd, Allied World Assurance Company (Europe) Limited, Allied World Assurance Company (Reinsurance) Limited, Allied World Assurance Company (U.S.) Inc. and Newmarket Underwriters Insurance Company a ceding commission of 20% on the original premiums ceded under the contract; however, if the loss ratio is 70% or greater then the ceding commission will be 17.5%. We anticipate that our subsidiaries will cede approximately $65 million in premiums under this contract during the June 2006 to June 2007 term.
       Newmarket Underwriters Insurance Company and Allied World Assurance Company (U.S.) Inc. were parties to separate reinsurance agreements with The Hartford Steam Boiler Inspection and Insurance Company, a wholly-owned subsidiary of AIG. The parties agreed to terminate the reinsurance agreements effective January 1, 2005. These agreements are described in “Certain Relationships and Related Party Transactions — Certain Business Relationships — Transactions with Affiliates of American International Group, Inc. — Reinsurance.”
       Lexington Insurance Company, American Home Assurance Company, Canada branch, and Commerce & Industry Insurance Company of Canada, each of which is a wholly-owned subsidiary of AIG, were together party to a Pro Rata Semi-Automatic Facultative Agreement with Allied World Assurance Company (U.S.) Inc. and Newmarket Underwriters Insurance Company. On December 21, 2004, Lexington Insurance Company delivered notice to Allied World Assurance Company (U.S.) Inc. and Newmarket Underwriters Insurance Company cancelling the Pro Rata Semi-Automatic Facultative Agreement immediately and ceasing to cede any further business. This agreement is described in “Certain Relationships and Related Party Transactions — Certain Business Relationships — Transactions with Affiliates of American International Group, Inc. — Reinsurance.”
       Allied World Assurance Company, Ltd, Allied World Assurance Company (Europe) Limited, Allied World Assurance Company (Reinsurance) Limited, Allied World Assurance Company (U.S.) Inc. and Newmarket Underwriters Insurance Company entered into a property excess catastrophe reinsurance contract with several reinsurers, including Transatlantic Reinsurance Company, Inc., a subsidiary of AIG. This agreement is described in “Certain Relationships and Related Party Transactions — Certain Business Relationships — Transactions with Affiliates of American International Group, Inc. — Reinsurance.”
       Allied World Assurance Company, Ltd, Allied World Assurance Company (Europe) Limited and Allied World Assurance Company (Reinsurance) Limited are parties to a reinsurance arrangement with several parties, including American Home Assurance Company, a wholly-owned subsidiary of AIG. This arrangement is described in “Certain Relationships and Related Party Transactions — Certain Business Relationships — Transactions with Affiliates of American International Group, Inc. — Reinsurance.”
       Allied World Assurance Company, Ltd, Allied World Assurance Company (Europe) Limited, Allied World Assurance Company (Reinsurance) Limited, Allied World Assurance Company (U.S.) Inc. and Newmarket Underwriters Insurance Company are parties to an excess general casualty insurance agreement with several parties, including Harbor Point Services, Inc. on behalf of Federal Insurance Company, a subsidiary of Chubb. This agreement is described in “Certain Relationships and Related Party Transactions with Affiliates of The Chubb Corporation.”
Investments
Investment Strategy and Guidelines
       We derive a significant portion of our income from our invested assets. As a result, our operating results depend in part on the performance of our investment portfolio. Because of the unpredictable nature of losses that may arise under insurance or reinsurance policies written by us, our liquidity needs can be substantial and may arise at any time. We follow a conservative investment strategy designed to emphasize the preservation of our invested assets and provide sufficient liquidity for the prompt payment of claims. In making investment decisions, we consider the impact of various catastrophic events to which we may be exposed. Our portfolio therefore consists primarily of high investment grade-rated, liquid, fixed-maturity securities of short-to-medium term duration. Including a high-yield bond fund investment, 99% of our fixed income portfolio consists of investment grade securities. As authorized by our board of directors, we also invested $200 million of our shareholders’ equity in four hedge funds. These hedge fund investments are described in “Certain Relationships and Related Party Transactions.”
       We strive to structure our investments in a manner that recognizes our liquidity needs for our future liabilities. In that regard, we attempt to correlate the maturity and duration of our investment portfolio to our general liability profile. To the extent we are unsuccessful in correlating our investment portfolio with our expected liabilities, we may be forced to liquidate our investments at times and prices that are not optimal. This could have a material adverse affect on the performance of our investment portfolio. If our liquidity needs or our general liability profile unexpectedly change, we may not continue to structure our investment portfolio in its current manner and would adjust as necessary to meet new business needs.
       In an effort to meet business needs and mitigate risks, our investment guidelines specify minimum criteria on the overall credit quality and liquidity characteristics of the portfolio. They include limitations on the size of some holdings as well as restrictions on purchasing specified types of securities, convertible bonds or investing in certain regions. Permissible investments are also limited by the type of issuer, the counterparty’s creditworthiness and other factors. Our investment manager may choose to invest some of the investment portfolio in currencies other than the U.S. dollar based on the business we have written, the currency in which our loss reserves are denominated on our books or regulatory requirements.
       Our investment performance is subject to a variety of risks, including risks related to general economic conditions, market volatility, interest rate fluctuations, liquidity risk and credit and default risk. Investment guideline restrictions have been established in an effort to minimize the effect of these risks but may not always be effective due to factors beyond our control. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control. A significant increase in interest rates could result in significant losses, realized or unrealized, in the value of our investment portfolio. Additionally, with respect to some of our investments, we are subject to prepayment and therefore reinvestment risk. Alternative investments, such as our hedge fund investments, subject us to restrictions on redemption, which may limit our ability to withdraw funds for some period of time after our initial investment. The values of, and returns on, such investments may also be more volatile.
Investment Committee and Investment Manager
       The investment committee of our board of directors establishes investment guidelines and supervises our investment activity. The investment committee regularly monitors our overall investment results, compliance with investment objectives and guidelines, and ultimately reports our overall investment results to the board of directors.
       We have engaged affiliates of the Goldman Sachs Funds to provide discretionary investment management services. We have agreed to pay investment management fees based on the month-end market values of the investments in the portfolio. The fees, which vary depending on the amount of assets under management, are included in net investment income. These investment management agreements are generally in force for an initial three-year term with subsequent one-year period renewals, during which they may be terminated by either party subject to specified notice requirements. Also, the investment manager of a hedge fund we invest in is a subsidiary of AIG. For a more complete description of our investment management agreements, see “Certain Relationships and Related Party Transactions — Certain Business Relationships.”
Our Portfolio
Accounting Treatment
       Our investments primarily consist of fixed income securities. All of our investments are carried at their fair market value on the balance sheet date and are considered available for sale as defined in SFAS No. 115. Unrealized gains and losses on investments, which represent the difference between the amortized cost and the fair market value of securities, are reported in the balance sheet, net of taxes, as accumulated other comprehensive income as a separate component of shareholders’ equity.
Composition as of March 31, 2006
       As of March 31, 2006, our aggregate invested assets totaled approximately $5.0 billion. Aggregate invested assets include cash and cash equivalents, restricted cash, fixed-maturity securities, a fund consisting of global high-yield fixed-income securities and four hedge funds. The average credit quality of our investments is AA by Standard & Poor’s and Aa2 by Moody’s. Short-term instruments must be rated a minimum of A-1/ P-1. The target duration range is 1.25 to 3.75 years and the portfolio has a total return rather than income orientation. As of March 31, 2006, the average duration of our investment portfolio was 2.9 years and there were approximately $65.0 million of unrealized losses in the portfolio, net of applicable tax. The global high-yield fund invests primarily in high-yield fixed income securities rated below investment grade and had a fair market value of $30.7 million as of March 31, 2006. Our investment in the four hedge funds had a total fair market value of $234.7 million as of March 31, 2006.
       The following table shows the types of securities in our portfolio, excluding cash equivalents, and their fair market values and amortized costs as of March 31, 2006.

				Fair
	Amortized	Unrealized	Unrealized	Market
	Cost	Gains	Losses	Value

	($ in millions)
Type of Investment
U.S. government and agencies	$2,144.4	$5.2	$(56.0)	$2,093.6
Non-U.S. government securities	86.8	—	(0.6)	86.2
Corporate securities	918.9	0.1	(17.8)	901.2
Asset-backed securities	197.9	0.1	(1.3)	196.7
Mortgage-backed securities	1,265.2	3.4	(15.6)	1,253.0

Fixed Income Sub-Total	4,613.2	8.8	(91.3)	4,530.7
Global high-yield bond fund	27.7	3.0	—	30.7
Hedge funds	219.8	14.9	—	234.7

Total	$4,860.7	$26.7	$(91.3)	$4,796.1

U.S. Government and Agencies
       U.S. government and agency securities are comprised primarily of bonds issued by the U.S. Treasury, the Federal Home Loan Bank, the Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association.

Non-U.S. Government Securities
       Non-U.S. government securities represent the fixed income obligations of non-U.S. governmental entities.
Corporate Securities
       Corporate securities are comprised of bonds issued by corporations that on acquisition are rated A-/ A3 or higher and are diversified across a wide range of issuers and industries. The principal risk of corporate securities is the potential loss of income and potential realized and unrealized principal losses due to insolvencies or deteriorating credit. The largest corporate credit in our portfolio was Credit Suisse First Boston, which represented 1.5% of aggregate invested assets and had an average rating of A+ by Standard & Poor’s, as of March 31, 2006. We actively monitor our corporate credit exposures and have had no realized credit-related losses to date. A decision to continue holding a bond is made by management based on downgrade research, future projections and the current market environment.
Asset-Backed Securities
       Asset-backed securities are purchased both to diversify the overall risks of our fixed maturity portfolio and to provide attractive returns. Our asset-backed securities are diversified both by type of asset and by issuer and are comprised of primarily AAA-rated bonds backed by pools of automobile loan receivables, home equity loans and credit card receivables originated by a variety of financial institutions.
       The principal risks in holding asset-backed securities are structural, credit and capital market risks. Structural risks include the security’s priority in the issuer’s capital structure, the adequacy of and ability to realize proceeds from the collateral and the potential for prepayments. Credit risks include consumer or corporate credits such as credit card holders and corporate obligors. Capital market risks include the general level of interest rates and the liquidity for these securities in the market place.
Mortgage-Backed Securities
       Mortgage-backed securities are purchased to diversify our portfolio risk characteristics from primarily corporate credit risk to a mix of credit risk and cash flow risk. The majority of the mortgage-backed securities in our investment portfolio have relatively low cash flow variability.
       The principal risks inherent in holding mortgage-backed securities are prepayment and extension risks, which will affect the timing of when cash flow will be received. The active monitoring of our mortgage-backed securities mitigates exposure to losses from cash flow risk associated with interest rate fluctuations. Our mortgage-backed securities are principally comprised of AAA-rated pools of residential and commercial mortgages originated by both agency (such as the Federal National Mortgage Association) and non-agency originators.

Ratings as of March 31, 2006
       The investment ratings (provided by major rating agencies) for fixed maturity securities held as of March 31, 2006 and the percentage of our total fixed maturity securities they represented on that date were as follows:

			Percentage
			of Total
	Amortized	Fair Market	Fair Market
	Cost	Value	Value

	($ in millions)
Ratings
U.S. government and government agencies	$2,144.4	$2,093.6	46.2%
AAA/ Aaa	1,713.6	1,696.1	37.4
AA/ Aa	127.9	125.1	2.8
A/ A	604.9	594.1	13.1
BBB/ Baa	22.4	21.8	0.5

Total	$4,613.2	$4,530.7	100.0%

Maturity Distribution as of March 31, 2006
       The maturity distribution for fixed maturity securities held as of March 31, 2006 was as follows:

			Percentage
			of Total
	Amortized	Fair Market	Fair Market
	Cost	Value	Value

	($ in millions)
Maturity
Due within one year	$265.0	$255.1	5.6%
Due after one year through five years	2,381.1	2,324.2	51.3
Due after five years through ten years	420.6	411.6	9.1
Due after ten years	83.4	90.1	2.0
Mortgage-backed securities	1,265.2	1,253.0	27.7
Asset-backed securities	197.9	196.7	4.3

Total	$4,613.2	$4,530.7	100.0%

Investment Returns for the Three Months Ended March 31, 2006
       Our investment returns for the three months ended March 31, 2006 and year ended December 31, 2005 were as follows ($ in millions):

	Three Months
	Ended	Year Ended
	March 31, 2006	December 31, 2005

Net investment income	$62.0	$178.6
Net realized loss on sales of investments	$(5.2)	$(10.2)
Net change in unrealized gains and losses	$(39.5)	$(58.7)

Total net investment return	$17.3	$109.7

Total return(1)	0.3%	2.3%
Effective annualized yield(2)	4.3%	3.9%

(1)	Total return for our investment portfolio is calculated using beginning and ending market values adjusted for external cash flows and includes unrealized gains and losses.

(2)	Effective annualized yield is calculated by dividing net investment income by the average balance of aggregate invested assets, on an amortized cost basis.

Securities Lending
       In January 2005, we initiated a securities lending program whereby the securities we own that are included in fixed maturity investments available for sale are loaned to third parties, primarily brokerage firms, for a short period of time through a lending agent. We maintain control over the securities we lend as we can recall them at any time for any reason, receive amounts equal to all interest and dividends associated with the loaned securities and receive a fee from the borrower for the temporary use of the securities. Collateral in the form of cash is required initially at a minimum rate of 102% of the market value of the loaned securities and may not decrease below 100% of the market value of the loaned securities before additional collateral is required. We had $312.0 million in securities on loan at March 31, 2006 with collateral held against such loaned securities amounting to $319.0 million.
Our Principal Operating Subsidiaries
       The following chart shows how our company is organized.
Allied World Assurance Company, Ltd
       Our Bermuda insurance subsidiary, Allied World Assurance Company, Ltd, was incorporated on November 13, 2001 and began operations on November 21, 2001. Allied World Assurance Company, Ltd is a registered Class 4 Bermuda insurance and reinsurance company and is subject to regulation and supervision in Bermuda. Senior management and all of the staff of Allied World Assurance Company, Ltd are located in our Bermuda headquarters.

Our European Subsidiaries
Allied World Assurance Company (Europe) Limited
       On September 25, 2002, Allied World Assurance Company (Europe) Limited was incorporated as a wholly-owned subsidiary of Allied World Assurance Holdings (Ireland) Ltd. We capitalized Allied World Assurance Company (Europe) Limited with $30 million in capital. On October 7, 2002, Allied World Assurance Company (Europe) Limited was authorized by the Department of Enterprise, Trade and Employment to underwrite insurance and reinsurance from offices in Dublin. Based on its license in Ireland, Allied World Assurance Company (Europe) Limited is able to underwrite risks situated throughout the European Union, subject to compliance with the third non-life directive of the European Union.
       Allied World Assurance Company (Europe) Limited maintains offices in Dublin and in London, and since its formation has written business originating from Ireland, the United Kingdom and Continental Europe.
Allied World Assurance Company (Reinsurance) Limited
       On July 18, 2003, Allied World Assurance Company (Reinsurance) Limited was incorporated as a wholly-owned subsidiary of Allied World Assurance Holdings (Ireland) Ltd and licensed in Ireland to write reinsurance throughout the European Union. We capitalized Allied World Assurance Company (Reinsurance) Limited with $50 million in capital. We include the business produced by this entity in our property segment even though the majority of the coverages written are structured as facultative reinsurance. Allied World Assurance Company (Reinsurance) Limited was granted a license by the U.K. Financial Services Authority on August 18, 2004 to underwrite business directly through a branch office in London. The Company writes primarily property business directly sourced from London market producers; however, the risk location can be worldwide.
Our U.S. Subsidiaries
       In July 2002, our subsidiary, Allied World Assurance Holdings (Ireland) Ltd, acquired Allied World Assurance Company (U.S.) Inc. (formerly Commercial Underwriters Insurance Company) and Newmarket Underwriters Insurance Company, two excess and surplus lines companies formed in the States of California and New Hampshire, respectively, from Swiss Reinsurance America Corporation, an affiliate of the Securitas Capital Fund, one of our principal shareholders. Allied World Assurance Company (U.S.) Inc. was subsequently redomiciled in the State of Delaware. Together, these two companies are authorized or eligible to write insurance on a surplus lines basis in all states of the United States. Prior to January 1, 2002, these two companies retroceded all of their insurance, reinsurance, credit and investment risk to two Swiss Re companies, their former parent company. We thus avoided any exposure to underwriting risk related to the companies’ prior business.
       Allied World Assurance Company (U.S.) Inc. and Newmarket Underwriters Insurance Company market specialty property and casualty insurance products and services to a wide range of clients through a selected group of excess and surplus lines wholesalers that have a demonstrated track record of handling difficult risks while at the same time creating a reputation for solving problems for commercial insureds and brokers. Through these relationships, our U.S. subsidiaries have access to the excess and surplus insurance markets in 50 states. Both companies maintain administrative offices that are located in Boston, Massachusetts and New York, New York. In addition, Allied World Assurance Company (U.S.) Inc. has opened an office in San Francisco, California, and Newmarket Underwriters Insurance Company has opened an office in Chicago, Illinois.
       Newmarket Underwriters Insurance Company is currently applying for licenses in various states so that it may offer directors and officers liability and excess casualty coverage on an admitted basis. Illinois, Michigan, Missouri, Ohio, Pennsylvania and Texas recently issued Newmarket Underwriters Insurance Company a license, and license applications are pending in four other states.

Our Employees
       As of May 31, 2006, we had a total of 235 full-time employees of which 151 worked in Bermuda, 44 in the United States and 40 in Europe. We believe that our employee relations are good. No employees are subject to collective bargaining agreements.
       Under Bermuda law, non-Bermudians (other than spouses of Bermudians, holders of a permanent resident’s certificate and holders of a working resident’s certificate) may not engage in any gainful occupation in Bermuda without an appropriate governmental work permit. Work permits may be granted or extended by the Bermuda government if it is shown that, after proper public advertisement in most cases, no Bermudian (or spouse of a Bermudian, holder of a permanent resident’s certificate or holder of a working resident’s certificate) is available who meets the minimum standard requirements for the advertised position. In 2001, the Bermuda government announced a new immigration policy limiting the total duration of work permits, including renewals, to six to nine years, with specified exemptions for key employees. In March 2004, the Bermuda government announced an amendment to this policy which expanded the categories of occupations recognized by the government as “key” and with respect to which businesses can apply to be exempt from the six-to-nine year limitations. The categories include senior executives, managers with global responsibility, senior financial posts, certain legal professionals, senior insurance professionals, experienced/specialized brokers, actuaries, specialist investment traders/analysts and senior information technology engineers and managers. All of our Bermuda-based professional employees who require work permits have been granted permits by the Bermuda government.
Our Properties
       We currently lease approximately 48,136 square feet of office space in Hamilton, Bermuda (our company headquarters), approximately 6,683 square feet of office space in London and approximately 7,567 square feet of office space in Dublin, approximately 19,319 square feet of office space in New York, approximately 4,010 square feet of office space in San Francisco and approximately 3,397 square feet of office space in Chicago. Except for our office space in Bermuda, these leases have remaining terms ranging from approximately two years to approximately nine years in length. We also have leased approximately 6,940 square feet of office space located in Boston that is provided to us through one of our administrative services agreements with a subsidiary of AIG.
       We have entered into a development agreement with American International Company Limited, a subsidiary of AIG, whereby we have agreed to enter into a lease upon completion of the building, for a 15-year term commencing in late 2006, what will be approximately 74,555 square feet of newly constructed office space in Pembroke, Bermuda. This new office space will replace our existing 48,136 square feet of leased office space in Hamilton. For a description of certain of these agreements, see “Certain Relationships and Related Party Transactions — Certain Business Relationships — Transactions with Affiliates of American International Group, Inc. — Administrative Services” and “— Office Space.” We believe that the office space from these leased properties is sufficient for us to conduct our operations in the foreseeable future.
       As Bermuda exempted companies, Allied World Assurance Company Holdings, Ltd, Allied World Assurance Company, Ltd and Allied World Assurance Holdings (Ireland) Ltd are not permitted to own property in Bermuda. Consequently, we are dependent on leasing office space for our operations in Bermuda. The availability of such office space is limited, and prices for leased space are correspondingly high, and we do not expect those conditions to change in the near future.
Legal Proceedings
       On or about November 8, 2005, we received a CID from the Antitrust and Civil Medicaid Fraud Division of the Office of the Attorney General of Texas, which relates to the Investigation into (1) the possibility of restraint of trade in one or more markets within the State of Texas arising out of our business relationships with AIG and Chubb, and (2) certain insurance and insurance brokerage practices, including those relating to contingent commissions and false quotes, which are also the subject of industry-wide investigations and class action litigation. Specifically, the CID seeks information concerning our relationship with our investors, and in particular, AIG and Chubb, including their role in our business, sharing of business information and any agreements not to compete. The CID also seeks information regarding (i) contingent commission, placement service or other agreements that we may have had with brokers or producers, and (ii) the possibility of the provision of any non-competitive bids by us in connection with the placement of insurance. We are cooperating in this ongoing Investigation, and we have produced documents and other information in response to the CID. While the full scope and outcome of the Investigation by the Attorney General of Texas cannot currently be predicted, based on our recent discussions with representatives of the Attorney General of Texas on May 26, 2006, the Investigation is expected to proceed to litigation, enforcement proceedings or a voluntary settlement. This is likely to result in civil penalties, restitution to policyholders or other remedial efforts that would be adverse to us. In connection with the Investigation and our review relating to certain insurance brokerage practices, our Chief Underwriting Officer was suspended indefinitely. The outcome of the Investigation is also likely to form a basis for investigations, civil litigation or enforcement proceedings by other state regulators, by policyholders or by other private parties, or other voluntary settlements that could have material adverse effects on us. At this stage in this matter, we cannot estimate, for purposes of reserving or otherwise, the severity of an adverse result or settlement on our results of operations, financial condition, growth prospects and financial strength ratings but the impact could be material. See “Risk Factors — A recent complaint filed against our Bermuda insurance subsidiary could, if adversely determined or resolved, subject us to a material loss.” See “Risk Factors — Our financial strength ratings were recently revised downward to “A” (Excellent) by A.M. Best. Further downgrades or the revocation of our financial strength ratings would affect our standing among brokers and customers and may cause our premiums and earnings to decrease.”
       On April 4, 2006, a complaint was filed in U.S. District Court for the Northern District of Georgia (Atlanta Division) by a group of several corporations and certain of their related entities in an action entitled New Cingular Wireless Headquarters, LLC et al, as plaintiffs, against certain defendants, including Marsh & McLennan Companies, Inc., Marsh Inc. and Aon Corporation, in their capacities as insurance brokers, and 78 insurers, including our insurance subsidiary in Bermuda, Allied World Assurance Company, Ltd.
       The action generally relates to broker defendants’ placement of insurance contracts for plaintiffs with the 78 insurer defendants. Plaintiffs maintain that the defendants used a variety of illegal schemes and practices designed to, among other things, allocate customers, rig bids for insurance products and raise the prices of insurance products paid by the plaintiffs. In addition, plaintiffs allege that the broker defendants steered policyholders’ business to preferred insurer defendants. Plaintiffs claim that as a result of these practices, policyholders either paid more for insurance products or received less beneficial terms than the competitive market would have charged. The eight counts in the complaint allege, among other things, (i) unreasonable restraints of trade and conspiracy in violation of the Sherman Act, (ii) violations of the Racketeer Influenced and Corrupt Organizations Act, or RICO, (iii) that broker defendants breached their fiduciary duties to plaintiffs, (iv) that insurer defendants participated in and induced this alleged breach of fiduciary duty, (v) unjust enrichment, (vi) common law fraud by broker defendants and (vii) statutory and consumer fraud under the laws of certain U.S. states. Plaintiffs seek equitable and legal remedies, including injunctive relief, unquantified consequential and punitive damages, and treble damages under the Sherman Act and RICO. No specific amount of damages is claimed. The court has issued an order extending our (and all defendants) time to respond to the complaint until the later of August 5, 2006 or 20 days after the Judicial Panel on Multidistrict Litigation rules. We plan to vigorously defend the action. Because this matter is in an early stage, we cannot estimate the possible range of loss, if any.
       We may become involved in various claims and legal proceedings that arise in the normal course of our business, which are not likely to have a material adverse effect on our results of operations.

REGULATORY MATTERS
General
       The business of insurance and reinsurance is regulated in most countries, although the degree and type of regulation varies significantly from one jurisdiction to another. Our insurance subsidiaries are required to comply with a wide variety of laws and regulations applicable to insurance and reinsurance companies, both in the jurisdictions in which they are organized and where they sell their insurance and reinsurance products.
       The insurance and regulatory environment, in particular for offshore insurance and reinsurance companies, has become subject to increased scrutiny in many jurisdictions, including the United States, various states within the United States and the United Kingdom. In the past, there have been Congressional and other initiatives in the United States regarding increased supervision and regulation of the insurance industry, including proposals to supervise and regulate offshore reinsurers. For example, in response to the tightening of supply in some insurance and reinsurance markets resulting from, among other things, the World Trade Center tragedy, the U.S. Terrorism Risk Insurance Act of 2002, including the Terrorism Risk Insurance Extension Act of 2005, were enacted to ensure the availability of insurance coverage for terrorist acts in the United States. This law establishes a federal assistance program through the end of 2007 to help the commercial property and casualty insurance industry cover claims related to future terrorism related losses and regulates the terms of insurance relating to terrorism coverage. The U.S. Terrorism Risk Insurance Act of 2002, and its extension, have had little impact on our business because few clients are purchasing this coverage.
Bermuda
General
       The Insurance Act 1978 of Bermuda and related regulations, as amended (which we together refer to below as the “Insurance Act”), regulates the insurance and reinsurance business of Allied World Assurance Company, Ltd. The Insurance Act provides that no person may carry on any insurance business in or from within Bermuda unless registered as an insurer by the Bermuda Monetary Authority (which we refer to as the BMA). Allied World Assurance Company, Ltd has been registered as a Class 4 insurer by the BMA. By contrast, Allied World Assurance Company Holdings, Ltd is a holding company, and as such is not subject to Bermuda insurance regulations. The BMA, in deciding whether to grant registration, has broad discretion to act as it thinks fit in the public interest. The BMA is required by the Insurance Act to determine whether the applicant is a fit and proper body to be engaged in the insurance business and, in particular, whether it has, or has available to it, adequate knowledge and expertise to operate an insurance business. The continued registration of an applicant as an insurer is subject to its complying with the terms of its registration and any other conditions the BMA may impose from time to time.
       An Insurance Advisory Committee appointed by the Bermuda Minister of Finance advises the BMA on matters connected with the discharge of the BMA’s functions. Subcommittees of the Insurance Advisory Committee advise on the law and practice of insurance in Bermuda, including reviews of accounting and administrative procedures. The day-to-day supervision of insurers is the responsibility of the BMA. The Insurance Act also imposes on Bermuda insurance companies solvency and liquidity standards and auditing and reporting requirements and grants the BMA powers to supervise, investigate, require information and the production of documents and intervene in the affairs of insurance companies. Some significant aspects of the Bermuda insurance regulatory framework are set forth below.

Classification of Insurers
       The Insurance Act distinguishes between insurers carrying on long-term business and insurers carrying on general business. There are four classifications of insurers carrying on general business, with Class 4 insurers subject to the strictest regulation. Allied World Assurance Company, Ltd, which is incorporated to carry on general insurance and reinsurance business, is registered as a Class 4 insurer in Bermuda and is regulated as that class of insurer under the Insurance Act. Allied World Assurance Company, Ltd is not licensed to carry on long-term business. Long-term business broadly includes life insurance and disability insurances with terms in excess of five years. General business broadly includes all types of insurance that is not long-term.
Principal Representative
       An insurer is required to maintain a principal office in Bermuda and to appoint and maintain a principal representative in Bermuda. For the purpose of the Insurance Act, Allied World Assurance Company, Ltd’s principal office is its executive offices in Hamilton, Bermuda, and its principal representative is Joan H. Dillard, our Chief Financial Officer. Without a reason acceptable to the BMA, an insurer may not terminate the appointment of its principal representative, and the principal representative may not cease to act in that capacity, unless the BMA is given 30 days written notice of any intention to do so. It is the duty of the principal representative, upon reaching the view that there is a likelihood that the insurer will become insolvent or that a reportable “event” has, to the principal representative’s knowledge, occurred or is believed to have occurred, to forthwith notify the BMA of that fact and within 14 days therefrom to make a report in writing to the BMA setting forth all the particulars of the case that are available to the principal representative. For example, any failure by the insurer to comply substantially with a condition imposed on the insurer by the BMA relating to a solvency margin or a liquidity or other ratio would be a reportable “event.”
Independent Approved Auditor
       Every registered insurer must appoint an independent auditor who will audit and report annually on the statutory financial statements and the statutory financial return of the insurer, both of which, in the case of Allied World Assurance Company, Ltd, are required to be filed annually with the BMA. Allied World Assurance Company, Ltd’s independent auditor must be approved by the BMA and may be the same person or firm that audits our company’s consolidated financial statements and reports for presentation to its shareholders.
Loss Reserve Specialist
       As a registered Class 4 insurer, Allied World Assurance Company, Ltd is required to submit the opinion of its approved loss reserve specialist with its statutory financial return in respect of its losses and loss expenses provisions. The loss reserve specialist, who will normally be a qualified casualty actuary, must be approved by the BMA. Marshall J. Grossack, our Chief Corporate Actuary, is our approved loss reserve specialist.
Statutory Financial Statements
       An insurer must prepare annual statutory financial statements. The Insurance Act prescribes rules for the preparation and substance of these statements, which include, in statutory form, a balance sheet, an income statement, a statement of capital and surplus and related notes. The insurer is required to give detailed information and analyses regarding premiums, claims, reinsurance and investments. The statutory financial statements are not prepared in accordance with accounting principles generally accepted in the United States and are distinct from the financial statements prepared for presentation to the insurer’s shareholders under the Companies Act (those financial statements, in the case of Allied World Assurance Company Holdings, Ltd, will be prepared in accordance with U.S. GAAP). As a general business insurer, Allied World Assurance Company, Ltd is required to submit the annual statutory financial statements as part of the annual statutory financial return. The statutory financial statements and the statutory financial return do not form part of the public records maintained by the BMA.
Annual Statutory Financial Return
       Allied World Assurance Company, Ltd is required to file with the BMA a statutory financial return no later than four months after its financial year end (unless specifically extended upon application to the BMA). The statutory financial return for a Class 4 insurer includes, among other matters, a report of the approved independent auditor on the statutory financial statements of the insurer, solvency certificate, declaration of statutory ratios, the statutory financial statements, the opinion of the loss reserve specialist and a schedule of reinsurance ceded. The solvency certificate must be signed by the principal representative and at least two directors of the insurer certifying that the minimum solvency margin has been met and whether the insurer complied with the conditions attached to its certificate of registration. The approved independent auditor is required to state whether, in its opinion, it was reasonable for the directors to make this certification. If an insurer’s accounts have been audited for any purpose other than compliance with the Insurance Act, a statement to that effect must be filed with the statutory financial return.
Minimum Solvency Margin and Restrictions on Dividends and Distributions
       Under the Insurance Act, the value of the general business assets of a Class 4 insurer, such as Allied World Assurance Company, Ltd, must exceed the amount of its general business liabilities by an amount greater than the prescribed minimum solvency margin.
       Allied World Assurance Company, Ltd:

•	is required, with respect to its general business, to maintain a minimum solvency margin equal to the greatest of (1) $100,000,000, (2) 50% of net premiums written (being gross premiums written less any premiums ceded, but the company may not deduct more than 25% of gross premiums written when computing net premiums written) and (3) 15% of net losses and loss expense reserves,

•	is prohibited from declaring or paying any dividends during any financial year if it is in breach of its minimum solvency margin or minimum liquidity ratio or if the declaration or payment of those dividends would cause it to fail to meet that margin or ratio (and if it has failed to meet its minimum solvency margin or minimum liquidity ratio on the last day of any financial year, Allied World Assurance Company, Ltd will be prohibited, without the approval of the BMA, from declaring or paying any dividends during the next financial year),

•	is prohibited from declaring or paying in any financial year dividends of more than 25% of its total statutory capital and surplus (as shown on its previous financial year’s statutory balance sheet) unless it files with the BMA (at least seven days before payment of those dividends) an affidavit stating that it will continue to meet the required margins,

•	is prohibited, without the approval of the BMA, from reducing by 15% or more its total statutory capital as set out in its previous year’s financial statements, and any application for an approval of that type must include an affidavit stating that it will continue to meet the required margins, and

•	is required, at any time it fails to meet its solvency margin, within 30 days (45 days where total statutory capital and surplus falls to $75 million or less) after becoming aware of that failure or having reason to believe that a failure has occurred, to file with the BMA a written report containing specified information.

       Additionally, under the Companies Act, Allied World Assurance Company Holdings, Ltd and Allied World Assurance Company, Ltd may not declare or pay a dividend if Allied World Assurance Company Holdings, Ltd or Allied World Assurance Company, Ltd, as applicable, has reasonable grounds for believing that it is, or would after the payment be, unable to pay its liabilities as they become due, or that the realizable value of its assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts.
Minimum Liquidity Ratio
       The Insurance Act provides a minimum liquidity ratio for general business insurers like Allied World Assurance Company, Ltd. An insurer engaged in general business is required to maintain the value of its relevant assets at not less than 75% of the amount of its relevant liabilities. Relevant assets include cash and time deposits, quoted investments, unquoted bonds and debentures, first liens on real estate, investment income due and accrued, accounts and premiums receivable and reinsurance balances receivable. There are specified categories of assets which, unless specifically permitted by the BMA, do not automatically qualify as relevant assets, such as unquoted equity securities, investments in and advances to affiliates and real estate and collateral loans. The relevant liabilities are total general business insurance reserves and total other liabilities less deferred income tax and sundry liabilities (by interpretation, those not specifically defined).
Supervision, Investigation and Intervention
       The BMA may appoint an inspector with extensive powers to investigate the affairs of Allied World Assurance Company, Ltd if the BMA believes that an investigation is in the best interests of its policyholders or persons who may become policyholders. In order to verify or supplement information otherwise provided to the BMA, the BMA may direct Allied World Assurance Company, Ltd to produce documents or information relating to matters connected with its business. In addition, the BMA has the power to require the production of documents from any person who appears to be in possession of those documents. Further, the BMA has the power, in respect of a person registered under the Insurance Act, to appoint a professional person to prepare a report on any aspect of any matter about which the BMA has required or could require information. If it appears to the BMA to be desirable in the interests of the clients of a person registered under the Insurance Act, the BMA may also exercise the foregoing powers in relation to any company which is, or has at any relevant time been, (1) a parent company, subsidiary company or related company of that registered person, (2) a subsidiary company of a parent company of that registered person, (3) a parent company of a subsidiary company of that registered person or (4) a company in the case of which a shareholder controller of that registered person, either alone or with any associate or associates, holds 50% or more of the shares or is entitled to exercise, or control the exercise, of more than 50% of the voting power at a general meeting of shareholders.
       If it appears to the BMA that there is a risk of Allied World Assurance Company, Ltd becoming insolvent, or that Allied World Assurance Company, Ltd is in breach of the Insurance Act or any conditions imposed upon its registration, the BMA may, among other things, direct Allied World Assurance Company, Ltd (1) not to take on any new insurance business, (2) not to vary any insurance if the effect would be to increase its liabilities, (3) not to make specified investments, (4) to liquidate specified investments, (5) to maintain in, or transfer to the custody of a specified bank, certain assets, (6) not to declare or pay any dividends or other distributions or to restrict the making of those payments and/or (7) to limit Allied World Assurance Company, Ltd’s premium income. The BMA generally meets with each Class 4 insurance company on a voluntary basis, every two years.

Disclosure of Information
       In addition to powers under the Insurance Act to investigate the affairs of an insurer, the BMA may require an insurer (or certain other persons) to produce specified information. Further, the BMA has been given powers to assist other regulatory authorities, including foreign insurance regulatory authorities, with their investigations involving insurance and reinsurance companies in Bermuda but subject to restrictions. For example, the BMA must be satisfied that the assistance being requested is in connection with the discharge of regulatory responsibilities of the foreign regulatory authority. Further, the BMA must consider whether cooperation is in the public interest. The grounds for disclosure are limited and the Insurance Act provides sanctions for breach of the statutory duty of confidentiality. Under the Companies Act, the Minister of Finance has been given powers to assist a foreign regulatory authority which has requested assistance in connection with enquiries being carried out by it in the performance of its regulatory functions. The Minister’s powers include requiring a person to furnish him or her with information, to produce documents to him or her, to attend and answer questions and to give assistance in connection with enquiries. The Minister must be satisfied that the assistance requested by the foreign regulatory authority is for the purpose of its regulatory functions and that the request is in relation to information in Bermuda which a person has in his possession or under his control. The Minister must consider, among other things, whether it is in the public interest to give the information sought.
Selected Other Bermuda Law Considerations
       Our company, Allied World Assurance Company, Ltd and Allied World Assurance Holdings (Ireland) Ltd will each also need to comply with the provisions of the Companies Act regulating the payment of dividends and making of distributions from contributed surplus. Bermuda law, including Bermuda insurance regulations, restricts the declaration and payment of dividends and the making of distributions by us, Allied World Assurance Company, Ltd and Allied World Assurance Holdings (Ireland) Ltd unless specified requirements are met. Under the Companies Act, we, Allied World Assurance Company, Ltd and Allied World Assurance Holdings (Ireland) Ltd may not declare or pay a dividend out of distributable reserves if there are reasonable grounds for believing that the relevant company is, or would after the payment be, unable to pay its liabilities as they become due or that the realizable value of its assets would thereby be less than the aggregate of its liabilities and issued share capital and share premium accounts.
       Although we, Allied World Assurance Company, Ltd and Allied World Assurance Holdings (Ireland) Ltd are incorporated in Bermuda, each is classified as a non-resident of Bermuda for exchange control purposes by the BMA. Pursuant to the non-resident status, we, Allied World Assurance Company, Ltd and Allied World Assurance Holdings (Ireland) Ltd may engage in transactions in currencies other than Bermuda dollars and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of its common shares.
       Under Bermuda law, exempted companies are companies formed for the purpose of conducting business outside Bermuda from a principal place of business in Bermuda. As exempted companies, we, Allied World Assurance Company, Ltd and Allied World Assurance Holdings (Ireland) Ltd may not, without the express authorization of the Bermuda legislature or under a license or consent granted by the Minister of Finance, participate in specified business transactions, including (1) the acquisition or holding of land in Bermuda (except that held by way of lease or tenancy agreement which is required for its business and held for a term not exceeding 50 years, or which is used to provide accommodation or recreational facilities for its officers and employees and held with the consent of the Bermuda Minister of Finance, for a term not exceeding 21 years), (2) the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000 or (3) the carrying on of business of any kind for which it is not licensed in Bermuda, except in limited circumstances including doing business with another exempted undertaking in furtherance of our business or Allied World Assurance Company,

Ltd’s and Allied World Assurance Holdings (Ireland) Ltd’s business, as applicable, carried on outside Bermuda. Allied World Assurance Company, Ltd is a licensed insurer in Bermuda, and so may carry on activities from Bermuda that are related to and in support of its insurance business.
       The BMA must approve all issuances and transfers of securities of a Bermuda exempted company like us. We have received from the BMA their permission for the issue and subsequent transfer of our common shares, as long as the shares are listed on the New York Stock Exchange or other appointed exchange, to and among persons resident and non-resident of Bermuda for exchange control purposes. In addition, we will deliver to and file a copy of this prospectus with the Registrar of Companies in Bermuda in accordance with Bermuda law. The BMA and the Registrar of Companies accept no responsibility for the financial soundness of any proposal or for the correctness of any of the statements made or opinions expressed in this prospectus.
       Allied World Assurance Company Holdings, Ltd, Allied World Assurance Company, Ltd and Allied World Assurance Holdings (Ireland) Ltd are not currently subject to taxes computed on profits or income or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax or to any foreign exchange controls in Bermuda.
Ireland
       Allied World Assurance Company (Europe) Limited, an insurance company with its principal office in Dublin, Ireland, was authorized by the Department of Enterprise, Trade and Employment in Dublin to write specified lines of insurance and reinsurance in October 2002 and began operations shortly afterwards. Allied World Assurance Company (Europe) Limited is also licensed in accordance with the provisions of the Insurance Acts and Regulations as defined in the European Communities (Insurance Undertakings: Accounts) Regulations, 1996. This authorization is valid throughout the member states of the European Union and permits a company to carry on insurance business there by offering services and establishing offices. On May 19, 2003, Allied World Assurance Company (Europe) Limited was authorized by the Department of Enterprise, Trade and Employment to underwrite insurance from a branch establishment in the United Kingdom.
       On July 18, 2003, Allied World Assurance Company (Reinsurance) Limited was incorporated as a wholly-owned subsidiary of Allied World Assurance Holdings (Ireland) Ltd and licensed in Ireland to write reinsurance throughout the European Union. We capitalized Allied World Assurance Company (Reinsurance) Limited with $50 million in capital. We include the business produced by this entity in our property segment even though the majority of the coverages written are structured as facultative reinsurance. Allied World Assurance Company (Reinsurance) Limited was granted a license by the U.K. Financial Services Authority on August 18, 2004 to underwrite business through a branch office in the United Kingdom. The Company writes primarily property business directly in our London branch office. The business is sourced from London market producers; however, the risk location can be worldwide.
United States
Our U.S. Subsidiaries
       Allied World Assurance Company (U.S.) Inc., a Delaware domiciled insurer, and Newmarket Underwriters Insurance Company, a New Hampshire domiciled insurer, are together licensed or surplus line eligible in all states including the District of Columbia. Allied World Assurance Company (U.S.) Inc. is licensed in three states, including Delaware, its state of domicile, and surplus lines eligible in 48 jurisdictions, including the District of Columbia. Newmarket Underwriters Insurance Company is licensed in seven states, including New Hampshire, its state of domicile, and surplus lines eligible in three states. As U.S. licensed and authorized insurers, Allied World Assurance Company (U.S.) Inc. and Newmarket Underwriters Insurance Company are subject to considerable regulation and supervision by state insurance regulators. The extent of regulation varies but generally has its source in statutes that delegate regulatory, supervisory and administrative authority to a department of insurance in each state. Among other things, state insurance commissioners regulate insurer solvency standards, insurer and agent licensing, authorized investments, premium rates, restrictions on the size of risks that may be insured under a single policy, loss and expense reserves and provisions for unearned premiums, and deposits of securities for the benefit of policyholders. The states’ regulatory schemes also extend to policy form approval and market conduct regulation, including the use of credit information in underwriting and other underwriting and claims practices. In addition, some states have enacted variations of competitive rate making laws, which allow insurers to set premium rates for certain classes of insurance without obtaining the prior approval of the state insurance department. State insurance departments also conduct periodic examinations of the affairs of authorized insurance companies and require the filing of annual and other reports relating to the financial condition of companies and other matters. Both Allied World Assurance Company (U.S.) Inc. and Newmarket Underwriters Insurance Company recently completed financial examination with their domiciliary regulators. The Report of Examination of both companies contained no negative findings.
       Holding Company Regulation. We and our U.S. insurance subsidiaries are subject to regulation under the insurance holding company laws of certain states. The insurance holding company laws and regulations vary from state to state, but generally require licensed insurers that are subsidiaries of insurance holding companies to register and file with state regulatory authorities certain reports including information concerning their capital structure, ownership, financial condition and general business operations. Generally, all transactions involving the insurers in a holding company system and their affiliates must be fair and, if material, require prior notice and approval or non-disapproval by the state insurance department. Further, state insurance holding company laws typically place limitations on the amounts of dividends or other distributions payable by insurers. Payment of ordinary dividends by Allied World Assurance Company (U.S.) Inc. requires prior approval of the Delaware Insurance Commissioner unless dividends will be paid out of “earned surplus.” “Earned surplus” is an amount equal to the unassigned funds of an insurer as set forth in the most recent annual statement of the insurer including all or part of the surplus arising from unrealized capital gains or revaluation of assets. Extraordinary dividends generally require 30 days prior notice to and non-disapproval of the Insurance Commissioner before being declared. An extraordinary dividend includes any dividend whose fair market value together with that of other dividends or distributions made within the preceding 12 months exceeds the greater of: (1) 10% of the insurer’s surplus as regards policyholders as of December 31 of the prior year, or (2) the net income of the insurer, not including realized capital gains, for the 12-month period ending December 31 of the prior year, but does not include pro rata distributions of any class of the insurer’s own securities.
       Newmarket Underwriters Insurance Company may declare an ordinary dividend only upon 15 days prior notice to the New Hampshire Insurance Commissioner and if its surplus as regards policyholders is reasonable in relation to its outstanding liabilities and adequate to its financial needs. Extraordinary dividends generally require 30 days notice to and non-disapproval of the Insurance Commissioner before being declared. An extraordinary dividend includes a dividend whose fair market value together with that of other dividends or distributions made within the preceding 12 months exceeds 10% of such insurer’s surplus as regards policyholders as of December 31 of the prior year.
       State insurance holding company laws also require prior notice and state insurance department approval of changes in control of an insurer or its holding company. Any purchaser of 10% or more of the outstanding voting securities of an insurance company or its holding company is presumed to have acquired control, unless this presumption is rebutted. Therefore, an investor who intends to acquire 10% or more of our outstanding voting securities may need to comply with these laws and would be required to file notices and reports with the Delaware and New Hampshire Insurance Departments before such acquisition.

       Guaranty Fund Assessments. Virtually all states require licensed insurers to participate in various forms of guaranty associations in order to bear a portion of the loss suffered by certain insureds caused by the insolvency of other insurers. Depending upon state law, insurers can be assessed an amount that is generally equal to between 1% and 2% of the annual premiums written for the relevant lines of insurance in that state to pay the claims of an insolvent insurer. Most of these assessments are recoverable through premium rates, premium tax credits or policy surcharges. Significant increases in assessments could limit the ability of our insurance subsidiaries to recover such assessments through tax credits. In addition, there have been legislative efforts to limit or repeal the tax offset provisions, which efforts, to date, have been generally unsuccessful. These assessments may increase or decrease in the future depending upon the rate of insolvencies of insurance companies.
       Involuntary Pools. In the states where they are licensed, our insurance subsidiaries are also required to participate in various involuntary assigned risk pools, principally involving workers’ compensation and automobile insurance, which provide various insurance coverages to individuals or other entities that otherwise are unable to purchase such coverage in the voluntary market. Participation in these pools in most states is generally in proportion to voluntary writings of related lines of business in that state.
       Risk-Based Capital. U.S. insurers are also subject to risk-based capital (or RBC) guidelines which provide a method to measure the total adjusted capital (statutory capital and surplus plus other adjustments) of insurance companies taking into account the risk characteristics of the company’s investments and products. The RBC formulas establish capital requirements for four categories of risk: asset risk, insurance risk, interest rate risk and business risk. For each category, the capital requirement is determined by applying factors to asset, premium and reserve items, with higher factors applied to items with greater underlying risk and lower factors for less risky items. Insurers that have less statutory capital than the RBC calculation requires are considered to have inadequate capital and are subject to varying degrees of regulatory action depending upon the level of capital inadequacy. The RBC formulas have not been designed to differentiate among adequately capitalized companies that operate with higher levels of capital. Therefore, it is inappropriate and ineffective to use the formulas to rate or to rank such companies. Our U.S. insurance subsidiaries have satisfied the RBC formula since their acquisition and have exceeded all recognized industry solvency standards. As of December 31, 2005, all of our U.S. insurance subsidiaries had adjusted capital in excess of amounts requiring company or regulatory action.
       NAIC Ratios. The NAIC Insurance Regulatory Information System, or IRIS, was developed to help state regulators identify companies that may require special attention. IRIS is comprised of statistical and analytical phases consisting of key financial ratios whereby financial examiners review annual statutory basis statements and financial ratios. Each ratio has an established “usual range” of results and assists state insurance departments in executing their statutory mandate to oversee the financial condition of insurance companies. A ratio result falling outside the usual range of IRIS ratios is not considered a failing result; rather unusual values are viewed as part of the regulatory early monitoring system. Furthermore, in some years, it may not be unusual for financially sound companies to have several ratios with results outside the usual ranges. An insurance company may fall out of the usual range for one or more ratios because of specific transactions that are in themselves immaterial. Generally, an insurance company will become subject to regulatory scrutiny and may be subject to regulatory action if it falls outside the usual ranges of four or more of the ratios.
       Surplus Lines Regulation. The regulation of Allied World Assurance Company (U.S.) Inc. and Newmarket Underwriters Insurance Company as excess and surplus lines insurers differs significantly from their regulation as licensed or authorized insurers in several states. The regulations governing the surplus lines market have been designed to facilitate the procurement of coverage through specially licensed surplus lines brokers for hard-to-place risks that do not fit standard underwriting criteria and are otherwise eligible to be written on a surplus lines basis. In particular, surplus lines regulation generally provides for more flexible rules relating to insurance rates and forms. However, strict regulations apply to surplus lines placements under the laws of every state, and state insurance regulations generally require that a risk be declined by three licensed insurers before it may be placed in the surplus lines market. Initial eligibility requirements and annual re-qualification standards and filing obligations must also be met. In most states, surplus lines brokers are responsible for collecting and remitting the surplus lines tax payable to the state where the risk is located. Companies such as Allied World Assurance Company (U.S.) Inc. and Newmarket Underwriters Insurance Company which conduct business on a surplus lines basis in a particular state are generally exempt from that state’s guaranty fund laws and from participation in its involuntary pools.
       Federal Initiatives. Although the U.S. federal government typically does not directly regulate the business of insurance, federal initiatives often have an impact on the insurance industry. Proposed federal legislation includes the establishment of an optional federal charter for insurance and reinsurance companies.
       In 2002, President George W. Bush signed into law the Terrorism Risk Insurance Act of 2002 (“TRIA”). This legislation establishes a program under which the federal government will share with the insurance industry the risk of loss arising from future acts of terrorism. TRIA offers a three-year program, imposes a deductible that must be satisfied before federal assistance is triggered and contains a coinsurance feature. The deductible, which has increased each year of the program, is based on a percentage of direct earned premiums for commercial insurance lines from the previous calendar year. The federal program covers 90% of losses in excess of the applicable deductible, while the insurance company retains the remaining 10%. The program imposes an annual cap of $100 billion on covered losses. Participation in the program for commercial property and casualty insurers is mandatory. While TRIA appears to provide the property and casualty sector with an increased ability to withstand the effect of potential terrorist events, any company’s results of operations or equity could nevertheless be materially adversely impacted, in light of the unpredictability of the nature, severity or frequency of such potential events. In June of 2004, the U.S. Treasury Department extended the “make available” provisions of TRIA until December 31, 2005. These provisions, originally scheduled to expire on December 31, 2004, require insurers to offer terrorism insurance coverage in almost all commercial property and casualty insurance policies. Although there was substantial uncertainty as to whether Congress would extend the program beyond its scheduled expiration in 2005, the President of the United States signed the Terrorism Risk Insurance Extension Act of 2005 (“TRIA Extension”) into law on December 22, 2005 extending TRIA, with some amendments, through December 31, 2007. Several provisions of TRIA were changed by the TRIA Extension including: increases in the individual company deductible to 17.5 percent in 2006 and 20 percent in 2007; reduction in the federal share of compensation in excess of a company’s deductible to 85 percent in 2007; and the addition of a requirement that aggregate industry insured losses resulting from a certified act of terrorism after March 31, 2006 exceed $50 million in 2006 and $100 million in 2007 in order to trigger federal participation in excess of a company’s deductible. The TRIA Extension requires the President’s Working Group on Financial Markets to study long-term availability and affordability of coverage for terrorism losses, including group life and nuclear, biological, chemical and radiological events and in consultation with industry, the National Association of Insurance Commissioners and policyholders, submit a report of its findings to the House Financial Services and Senate Banking Committees by September 30, 2006.
Our Bermuda Entities
       Neither Allied World Assurance Company Holdings, Ltd, Allied World Assurance Company, Ltd nor Allied World Assurance Holdings (Ireland) Ltd is registered or licensed as an insurance company in any jurisdiction in the United States. More than 80% of the premiums written by Allied World

Assurance Company, Ltd, however, are derived from insurance or reinsurance contracts entered into with entities domiciled in the United States. In order for primary U.S. insurers to obtain financial statement credit for the reinsurance obligations of our non-U.S. reinsurers, our non-U.S. reinsurers must satisfy certain reinsurance requirements. Non-U.S. reinsurers that are not licensed in a state generally may become accredited by filing certain financial information with the relevant state insurance commissioner and maintaining a U.S. trust fund for the payment of valid reinsurance claims in an amount equal to the reinsurer’s U.S. reinsurance liabilities covered by the trust plus an additional $20 million. In addition, unlicensed and unaccredited reinsurers may secure the U.S. primary insurer with funds equal to its reinsurance obligations in the form of cash, securities, letters or credit or reinsurance trusts.
       The insurance laws of each state in the United States regulate the sale of insurance and reinsurance within their jurisdiction by foreign insurers. Allied World Assurance Company, Ltd conducts its business through its offices in Bermuda and does not maintain an office, and its personnel do not solicit, advertise, resolve claims or conduct other insurance business, in the United States. While Allied World Assurance Company, Ltd does not believe it is in violation of insurance laws of any jurisdiction in the United States, we cannot be certain that inquiries or challenges to our insurance and reinsurance activities will not be raised in the future. It is possible that, if Allied World Assurance Company, Ltd were to become subject to any laws of this type at any time in the future, it would not be in compliance with the requirements of those laws.

MANAGEMENT
Directors
       The following table identifies the directors of Allied World Assurance Company Holdings, Ltd, including their respective ages and positions as of the closing of this offering:

Name	Age	Position

Michael I.D. Morrison	76	Chairman of the Board
Bart Friedman	61	Deputy Chairman of the Board
Scott A. Carmilani	41	President, Chief Executive Officer & Director
James F. Duffy	62	Director‡
Scott Hunter	54	Director
Mark R. Patterson	54	Director
Samuel J. Weinhoff	56	Director‡

‡	To be appointed as a director upon termination of the company’s shareholders agreement immediately prior to the closing of this offering.
       Michael I.D. Morrison has been one of our directors since November 2001 and was elected Chairman of the Board in May 2006. Mr. Morrison was our Vice Chairman from January 2004 to October 2004. He currently serves as a consultant to the company. Prior to this, Mr. Morrison served as our President and Chief Executive Officer — positions he was elected to in November 2001. He also served as a consultant to AIG from July 1997 to November 2001. Before this, he held various positions with AIG or its subsidiaries, including Vice Chairman of American Home Assurance Company, Senior Executive for brokers’ relations and General Manager for American International Underwriters Overseas Association’s China Division in July 1994, where he was based in Shanghai. He also served as Director of Domestic Branch Operations from 1983 to 1988, President of American Home Assurance Company from 1978 to 1983 and President of Commerce and Industry Insurance Company from 1976 to 1978. Mr. Morrison joined the property-underwriting department of American Home Assurance Company in 1964 and was appointed manager in 1969. He was a broker and an underwriter in the Lloyd’s market from 1953 to 1959, and a New York broker from 1959 to 1963.
       Bart Friedman was appointed to our board of directors in March 2006 and was elected Deputy Chairman of the Board in May 2006. Mr. Friedman has been a partner at Cahill Gordon & Reindel LLP, a New York law firm, since 1980. Mr. Friedman specializes in corporate governance, special committees and director representation. Mr. Friedman worked early in his career at the Securities and Exchange Commission. Mr. Friedman is currently a member of the board of directors of Sanford Bernstein Mutual Funds, where he is a member of the Audit Committee and the Nominating and Governance Committee.
       Scott A. Carmilani was elected our President and Chief Executive Officer in January 2004 and became a director in September 2003. Mr. Carmilani was, prior to joining our company as Executive Vice President in February 2002, the President of the Mergers & Acquisition Insurance Division of subsidiaries of AIG and responsible for the management, marketing and underwriting of transactional insurance products for clients engaged in mergers, acquisitions or divestitures. Mr. Carmilani was previously the Regional Vice-President overseeing the New York general insurance operations of AIG. Before that he was the Divisional President of the Middle Market Division of National Union Fire Insurance Company of Pittsburgh, Pa., which underwrites directors and officers liability, employment practice liability and fidelity insurance for middle-market-sized companies. He has held a succession of underwriting and management positions with subsidiaries of AIG since 1987.
       James F. Duffy will be appointed to our board of directors upon termination of the company’s shareholders agreement immediately prior to the closing of this offering. Mr. Duffy retired in 2002 as Chairman and Chief Executive Officer of The St. Paul Reinsurance Group, where he originally served from 1993 until 2000 as President and Chief Operating Officer of global reinsurance operations. Prior to this, Mr. Duffy served as an executive vice president of The St. Paul Companies from 1984 to 1993, and as President and Chief Operating Officer of St. Paul Surplus Lines Insurance Company from 1980 until 1984. Mr. Duffy had 15 years prior experience in insurance underwriting with Employers Surplus Lines Insurance Company, First State Insurance Company and New England Re.
       Scott Hunter was appointed to our board of directors in March 2006. Mr. Hunter has served as an independent consultant to Bermuda’s financial services industry since 2002. From 1986 until 2002, Mr. Hunter was a partner at Arthur Andersen Bermuda, whose clients included numerous insurance and reinsurance companies.
       Mark R. Patterson was appointed to our board of directors in March 2006. Since 2002, Mr. Patterson has served as Chairman of MatlinPatterson Asset Management, which manages over $3.8 billion in distressed investment funds. From 1994 until 2002, Mr. Patterson was a Managing Director of Credit Suisse First Boston Corporation, where he served as Vice Chairman from 2000 to 2002. Mr. Patterson had 20 years prior experience in commercial and investment banking at Bankers Trust, Salomon Brothers and Scully Brothers & Foss.
       Samuel J. Weinhoff will be appointed to our board of directors upon termination of the company’s shareholders agreement immediately prior to the closing of this offering. Mr. Weinhoff has served as a consultant to the insurance industry since 2000. Prior to this, Mr. Weinhoff was head of the Financial Institutions Group for Schroder & Co. from 1997 until 2000. He was also a Managing Director at Lehman Brothers, where he worked from 1985 to 1997. Mr. Weinhoff had ten years prior experience at Home Insurance Company and the Reliance Insurance Company in a variety of positions, including excess casualty reinsurance treaty underwriter, investment department analyst, and head of corporate planning and reporting. Mr. Weinhoff is currently a member of the board of directors of Infinity Property and Casualty Corporation, where he is a member of both the Executive Committee and the Audit Committee.
Provisions Governing the Board of Directors
Number and Terms of Directors
       Our board of directors currently consists of five members. On June 9, 2006, at our special general meeting of shareholders, our shareholders voted to amend and restate our Bye-laws, effective immediately upon the closing of this offering, such that our board of directors will consist of seven directors, as may be increased by the board from time to time up to a maximum of 13 directors. The board of directors will be divided into approximately three equal classes, with the Class I directors, consisting of Messrs. Carmilani, Duffy and Friedman, having an initial term expiring at our 2006 annual general meeting, the Class II directors, consisting of Messrs. Hunter and Morrison, having an initial term expiring at our 2007 annual general meeting, and the Class III directors, consisting of Messrs. Patterson and Weinhoff, having an initial term expiring at our 2008 annual general meeting. After the expiration of their initial term, the term of each class of directors elected will be three years. The board of directors may take action by a majority of the votes cast at a meeting at which a quorum is present.
Committees of the Board of Directors
       Our board of directors has established an audit committee, an executive committee, a compensation committee, a nominating and corporate governance committee and an investment committee, each of which reports to the board of directors. The audit committee has the authority to oversee our independent auditors, internal auditors, compliance with legal and regulatory standards and the integrity of our financial reporting. Upon termination of our shareholders agreement immediately prior to the closing of this offering, the audit committee will consist of Messrs. Hunter (Chairman), Duffy and Weinhoff. The executive committee has the authority to oversee the general business and affairs of our company to the extent permitted by Bermuda law. Upon termination of our shareholders agreement immediately prior to the closing of this offering, the executive committee will consist of Messrs. Morrison (Chairman), Carmilani, Duffy and Weinhoff. The compensation committee has the authority to establish compensation policies and recommend compensation programs to the board of directors. Upon termination of our shareholders agreement immediately prior to the closing of this offering, the compensation committee will consist of Messrs. Patterson (Chairman), Friedman and Hunter. The nominating and corporate governance committee has the authority to recommend director nominations to the board of directors and to set compliance policies and corporate governance standards. Upon termination of our shareholders agreement immediately prior to the closing of this offering, the nominating and corporate governance committee will consist of Messrs. Friedman (Chairman), Duffy and Hunter. The investment committee has the authority to establish investment guidelines and supervise our investment activity. Upon termination of our shareholders agreement immediately prior to the closing of this offering, the investment committee will consist of Messrs. Patterson (Chairman), Hunter and Weinhoff.
Compensation of Directors
       Effective March 1, 2006, directors who are not our employees will be paid the following aggregate fees for serving as directors of both Allied World Assurance Company Holdings, Ltd and Allied World Assurance Company, Ltd:

•	$45,000 annually for serving as a director and

•	$1,500 per meeting attended by a director (meetings of Allied World Assurance Company Holdings, Ltd and Allied World Assurance Company, Ltd held on the same day are considered one meeting for purposes of calculating attendance fees).
       In addition, each newly-appointed director has received (or will receive upon appointment) a one-time, initial equity award of restricted stock units of Allied World Assurance Company Holdings, Ltd worth $65,000. Effective as of the beginning of each year, commencing in January 2007, each non-employee director shall receive an annual equity award of restricted stock units of Allied World Assurance Company Holdings, Ltd worth $65,000. Each restricted stock unit represents the right to receive one newly-issued, fully paid and non-assessable common share of the company at a future date and shall vest 25% a year from the date of grant. The restricted stock units were and shall be awarded to our non-employee directors pursuant the Allied World Assurance Company Holdings, Ltd Amended and Restated 2004 Stock Incentive Plan and were and shall be granted on the same terms and conditions as those granted to our employees generally. See “— Executive Compensation — Employee Stock Incentive Plan.”
       Mr. Morrison, who presently serves as our Chairman of the Board of Directors, has a consulting agreement with us pursuant to which he receives $150,000 annually.
Committee Fees
       Effective March 1, 2006, an attendance fee of $1,500 will be paid to each committee member who is not an employee of Allied World Assurance Company Holdings, Ltd or Allied World Assurance Company, Ltd, for attendance at committee meetings of Allied World Assurance Company Holdings, Ltd and Allied World Assurance Company, Ltd. Committee meetings of Allied World Assurance Company Holdings, Ltd and Allied World Assurance Company, Ltd held on the same day are considered one meeting for the purposes of calculating attendance fees.
       The Chairman of a committee of the board of directors of Allied World Assurance Company Holdings, Ltd also serves as the Chairman of the same committee of the board of directors of Allied World Assurance Company, Ltd, and receives one retainer, paid annually, for such service. The Chairman of the audit committee of both Allied World Assurance Company Holdings, Ltd and Allied World Assurance Company, Ltd shall receive an annual retainer of $15,000. All other committee Chairmen of both Allied World Assurance Company Holdings, Ltd and Allied World Assurance Company, Ltd shall receive an annual retainer of $8,000.

Share Ownership of Directors and Officers
       We have granted some employees warrants and/or restricted stock units to acquire shares in our company, as described in “— Executive Compensation” below. These employee warrants will be converted into stock options as part of this offering. No common shares are owned by any of our directors.
Executive Officers
       The following table identifies the executive officers of Allied World Assurance Company Holdings, Ltd, including their respective ages and positions as of the date hereof.

Name	Age	Position

Scott A. Carmilani(1)	41	President, Chief Executive Officer & Director
G. William Davis, Jr.	61	Executive Vice President — Worldwide Treaty & Facultative Reinsurance
Joan H. Dillard	55	Senior Vice President & Chief Financial Officer
Wesley D. Dupont	37	Senior Vice President, General Counsel and Secretary
Marshall J. Grossack	46	Senior Vice President — Chief Corporate Actuary
Richard E. Jodoin	54	President, Allied World Assurance Company (U.S.) Inc. and Newmarket Underwriters Insurance Company
John T. Redmond	50	President — Allied World Assurance Company (Europe) Limited and Allied World Assurance Company (Reinsurance) Limited

(1)	Biography available under “— Directors.”
       G. William Davis, Jr. has managed our reinsurance segment since January 2002. Mr. Davis became the Senior Vice President of our reinsurance segment in May 2002 and was named an Executive Vice President in May 2004. Before that he held positions as Senior Vice President and Executive Management Group member of St. Paul Re and as Senior Vice President and Director of Skandia America Reinsurance Co. From 1985 through 1990, Mr. Davis served as President and Chief Executive Officer of Facultative ReSources, a subsidiary of W.R. Berkley Corp. In 1977, he joined Cologne Re of America as Vice President and Treaty Underwriting Officer, and was elected President and Chief Executive Officer later that year. During 1976, he served as Assistant Vice President and Senior Underwriting Officer of Transatlantic Re. He began his insurance career at General Reinsurance Corp. in 1969, where he trained in casualty facultative reinsurance and multi-line treaty reinsurance. In 1975 he was promoted to Assistant Secretary and Assistant Branch Manager of the New York City office of General Reinsurance Corp.
       Joan H. Dillard, CMA, is our Senior Vice President and Chief Financial Officer. In April 2003, Ms. Dillard began working for American International Company Limited, a subsidiary of AIG, and began providing accounting services to us pursuant to a former administrative services contract with American International Company Limited. Through that contract, Ms. Dillard served as our Vice President and Chief Accounting Officer until November 30, 2005. As of December 1, 2005, Ms. Dillard became an employee of our company. From August 2001 until December 2002, Ms. Dillard served as the Chief Financial Officer of Worldinsure Ltd., an insurance technology provider. From May 2000 until April 2001, Ms. Dillard served as the Chief Operating Officer and Chief Financial Officer of CIC corp Inc., a medical equipment service provider. From March 1998 until May 2000, Ms. Dillard served as the Chief Financial Officer of ESG Re Limited, based in

Hamburg, Germany, and from 1993 until 1998, Ms. Dillard worked for TIG Holdings, Inc. and served as the Chief Financial Officer of TIG Retail Insurance and later as the Senior Vice President of Alternative Distribution. Prior to that, Ms. Dillard served in various senior financial positions at both USF&G Corporation and American General Corporation.
       Wesley D. Dupont is our Senior Vice President, General Counsel and Secretary. In November 2003, Mr. Dupont began working for American International Company Limited, a subsidiary of AIG, and began providing legal services to us pursuant to a former administrative services contract with American International Company Limited. Through that contract, Mr. Dupont served as our Senior Vice President, General Counsel and Secretary from April 2004 until November 30, 2005. As of December 1, 2005, Mr. Dupont became an employee of our company. Prior to joining American International Company Limited, Mr. Dupont worked as an attorney at Paul, Hastings, Janofsky & Walker LLP, a large international law firm, where he specialized in general corporate and securities law. From April 2000 to July 2002, Mr. Dupont was a Managing Director and the General Counsel for Fano Securities, LLC, a specialized securities brokerage firm. Prior to that, Mr. Dupont worked as an attorney at Kelley Drye & Warren LLP, another large international law firm, where he also specialized in general corporate and securities law.
       Marshall J. Grossack has been our Senior Vice President and Chief Corporate Actuary since July 2004. From June 2002 until July 2004, Mr. Grossack was a Vice President and Actuary for American International Company Limited, a subsidiary of AIG, and provided services to us pursuant to a former administrative services contract with American International Company Limited. From June 1999 until June 2002, Mr. Grossack worked as the Southwest Region Regional Actuary for subsidiaries of AIG in Dallas, Texas.
       Richard E. Jodoin has been the President of Allied World Assurance Company (U.S.) Inc. and Newmarket Underwriters Insurance Company since July 2002. Prior to joining Allied World Assurance Company (U.S.) Inc., Mr. Jodoin was employed by Lexington Insurance Company in various positions for 17 years, and served as Executive Vice President from 1994 until July 2002.
       John T. Redmond joined us in July 2002 and is the President of Allied World Assurance Company (Europe) Limited and Allied World Assurance Company (Reinsurance) Limited. Prior to joining our company, Mr. Redmond held various positions with Chubb, and served as a Senior Vice President of Chubb from 1993 until July 2002.

Executive Compensation
Summary of Cash and Certain Other Compensation
       The following table sets forth in summary form all compensation for all services rendered in all capacities to our company for fiscal years 2005, 2004 and 2003 to our Chief Executive Officer and our other most highly compensated executive officers.
Summary Compensation Table

					Long-Term
		Annual Compensation			Compensation Awards

				Other Annual	Restricted	Securities	All Other
	Fiscal	Salary	Bonus	Compensation(1)	Stock	Underlying	Compensation
Name & Principal Position	Year	$	$	$	Awards(2)	Options	$

Scott A. Carmilani, President and Chief Executive Officer	2005	$426,731	$275,000	$258,314	$355,236	20,000	$30,500	(3)
	2004	350,000	200,000	233,484	690,014	—	30,250	(3)
	2003	315,000	190,000	228,865	—	26,666	30,000	(3)
Jordan M. Gantz, Executive Vice President & Chief Underwriting Officer(4)	2005	$317,967	$200,000	$204,008	$213,150	8,333	$30,500	(5)
	2004	267,800	150,000	201,978	344,986	—	30,250	(5)
	2003	257,500	140,000	187,185	—	11,667	30,000	(5)
G. William Davis, Jr., Executive Vice President — Worldwide Treaty & Facultative Reinsurance	2005	$249,004	$150,000	$178,895	$142,086	8,333	$32,763	(6)
	2004	220,000	130,000	178,869	344,986	5,000	31,000	(6)
	2003	210,000	120,000	139,193	—	20,000	30,500	(6)
Richard E. Jodoin, President, Allied World Assurance Company (U.S.) Inc. and Newmarket Underwriters Insurance Company	2005	$256,313	$100,000	$5,100	$71,064	2,500	$30,500	(7)
	2004	230,250	90,000	5,100	69,014	—	30,250	(7)
	2003	221,450	75,000	5,100	—	4,167	30,000	(7)
John T. Redmond, President, Allied World Assurance Company (Europe) Limited and Allied World Assurance Company (Reinsurance) Limited(8)	2005	$284,582	$112,566	$—	$71,064	4,167	$26,087	(9)
	2004	270,363	106,641	17,532	—	—	24,696	(9)
	2003	259,936	103,679	—	—	5,000	23,744	(9)

(1)	Other annual compensation includes amounts for certain travel expenses, relocation expenses, housing allowances, utilities, club dues, tax preparation, parking and cost of living allowances for the fiscal years ended. The housing allowance paid to Mr. Carmilani in the fiscal years ended 2005, 2004 and 2003 was $170,296, $158,208 and $153,375, respectively. The housing allowance paid to Mr. Gantz in the fiscal years ended 2005, 2004 and 2003 was $133,000, $132,000 and $115,500, respectively. The housing allowance paid to Mr. Davis in the fiscal years ended 2005, 2004 and 2003 was $120,000, $120,000 and $84,000, respectively. The cost of living allowance paid to Mr. Carmilani in the fiscal years ended 2005, 2004 and 2003 was $66,276, $63,535 and $59,160, respectively. The cost of living allowance paid to Mr. Gantz in the fiscal years ended 2005, 2004 and 2003 was $57,396, $58,436 and $55,704, respectively. The cost of living allowance paid to Mr. Davis in the fiscal years ended 2005, 2004 and 2003 was $49,488, $50,435 and $47,712, respectively. Beginning in June 2002, Mr. Carmilani was also provided a membership to a country club located in Bermuda. Beginning in February 2003, Mr. Redmond was provided the use of a corporate membership to a country club in Ireland.

(2)	Each restricted stock unit (“RSU”) represents the right to receive one newly-issued, fully paid and non-assessable common share of the company at a future date. Each award vests 100% four years after the date of grant. The amounts shown in the table above represent the value of the awards, calculated by multiplying the number of units granted by the book value per share of the company’s common shares of $42.63 and $41.40 on January 3, 2005 and May 27, 2004, respectively, the dates on which the RSUs were awarded. Portions of the award not vested may be subject to forfeiture under certain conditions and dividends generally are accrued on unvested RSUs and paid upon vesting. In 2005, Messrs. Carmilani, Gantz, Davis, Jodoin and Redmond were granted RSUs of 8,333, 5,000, 3,333, 1,667 and 1,667, respectively. The number and aggregate value of all RSU holdings at December 31, 2005, based on the book value per share of our common shares at such date of $28.32, for each of the named executive officers was as follows: Mr. Carmilani had 25,000 RSUs with a value of $708,000; Mr. Gantz had 13,333 RSUs with a value of $377,591; Mr. Davis had 11,666 RSUs with a value of $330,381; Mr. Jodoin had 3,334 RSUs with a value of $94,419; and Mr. Redmond had 1,667 RSUs with a value of $47,209.

(3)	Represents company contributions to our 401(k) Plan of $10,500, $10,250 and $10,000 in 2005, 2004 and 2003, respectively, and company contributions to our Supplemental Executive Retirement Plan of $20,000 in 2005, 2004 and 2003. Company contributions under our 401(k) Plan become 100% vested after two years of service with us. Company contributions under our Supplemental Executive Retirement Plan vest 25% per year over a four-year period. See “— Retirement Plans — 401(k) Plans” and “— Retirement Plans — Supplemental Executive Retirement Plans.”

(4)	In connection with the investigation by the Texas Attorney General’s Office and our review relating to certain insurance brokerage practices as described elsewhere in this prospectus, Mr. Gantz was suspended indefinitely.

(5)	Represents company contributions to our 401(k) Plan of $10,500, $10,250 and $10,000 in 2005, 2004 and 2003, respectively, and company contributions to our Supplemental Executive Retirement Plan of $20,000 in 2005, 2004 and 2003. Company contributions under our 401(k) Plan become 100% vested after two years of service with us. Company contributions under our Supplemental Executive Retirement Plan vest 25% per year over a four-year period. See “— Retirement Plans — 401(k) Plans” and “— Retirement Plans — Supplemental Executive Retirement Plans.”

(6)	Represents company contributions to our Bermuda pension plan of $12,763, $11,000 and $10,500 in 2005, 2004 and 2003, respectively, and company contributions to our Supplemental Executive Retirement Plan of $20,000 in 2005, 2004 and 2003. Company contributions under our Supplemental Executive Retirement Plan vest 25% per year over a four-year period. See “— Retirement Plans — Supplemental Executive Retirement Plans.”

(7)	Represents company contributions to our 401(k) Plan of $10,500, $10,250 and $10,000 in 2005, 2004 and 2003, respectively, and company contributions to our Supplemental Executive Retirement Plan of $20,000 in 2005, 2004 and 2003. Company contributions under our 401(k) Plan become 100% vested after two years of service with us. Company contributions under our Supplemental Executive Retirement Plan vest 25% per year over a four-year period. See “— Retirement Plans — 401(k) Plans” and “— Retirement Plans — Supplemental Executive Retirement Plans.”

(8)	Mr. Redmond was paid in euros in 2005, 2004 and 2003. Except for the value of restricted stock awards, which were calculated in U.S. dollars as described in footnote 2 above, and payments for relocation expenses in 2003, which were 10,175 British pound sterling and were converted to U.S. dollars as of December 31, 2005 at the exchange rate of $1.723 per £1, all amounts for Mr. Redmond have been converted from euros into U.S. dollars as of December 31, 2005 at the exchange rate of $1.1849 per €1.

(9)	In 2005, Mr. Redmond was paid an additional 9% of his base salary in lieu of a company contribution to a retirement plan from January 2005 through November 2005, and was paid an additional 11% of his base salary in lieu of a company contribution to a retirement plan for December 2005. In 2004 and 2003, Mr. Redmond was paid an additional 9% of his base salary in lieu of a company contribution to a retirement plan.

Option Grants for Fiscal Year 2005
       The following table presents information concerning employee warrants granted to the named executive officers during the fiscal year ended December 31, 2005. These employee warrants will be converted into stock options as part of this offering.

	Individual Grants

		Percent of
	Number of	Total
	Common	Options	Exercise
	Shares	Granted to	or Base
	Underlying	Employees	Price per		Grant Date
	Options	in Fiscal	Share	Expiration	Present
Name	Granted (#)	Year	($/Sh)	Date	Value ($)(1)

Scott A. Carmilani	20,000	7.8%	$32.70	01/03/2015	$264,574
Jordan M. Gantz	8,333	3.3%	$32.70	01/03/2015	110,239
G. William Davis, Jr.	8,333	3.3%	$32.70	01/03/2015	110,239
Richard E. Jodoin	2,500	1.0%	$32.70	01/03/2015	33,072
John T. Redmond	4,167	1.6%	$32.70	01/03/2015	55,120

(1)	There was no public market for our common shares as of December 31, 2005. The fair market value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2005: risk free interest rate of 4.28%, expected life of nine years and no dividend and zero volatility.

Option Exercises in and Fiscal Year-End Option Values
       The following table provides employee warrant exercise information for the executive officers named in the summary compensation table. The table shows the number of exercisable and unexercisable options held at December 31, 2005. These employee warrants will be converted into stock options as part of this offering.

			Value of Unexercised In-the-
	Number of Unexercised		Money Options at Fiscal
	Options at Fiscal Year-End		Year-End (1)

Name	Exercisable	Unexercisable	Exercisable	Unexercisable

Scott A. Carmilani	80,001	33,332	$747,808	125,123
Jordan M. Gantz	55,834	14,166	527,411	51,740
G. William Davis, Jr.	19,584	22,082	168,449	104,595
Richard E. Jodoin	52,084	4,583	500,765	17,505
John T. Redmond	8,751	8,749	76,946	41,803

(1)	There was no public trading market for our common shares as of December 31, 2005. The value of unexercised in-the-money options has been calculated by multiplying the difference between the exercise price per share and the initial public offering price by the number of shares underlying options.
Employee Stock Option Plan
       In 2001, we implemented the Allied World Assurance Holdings, Ltd 2001 Employee Warrant Plan, under which up to 2,000,000 common shares of our company could be issued. For the years ended December 31, 2005, 2004 and 2003, we granted warrants to acquire 255,993, 91,668 and 263,492 common shares, respectively, to officers and employees at exercise prices ranging from $23.61 to $35.01. On June 9, 2006, we amended and restated the 2001 Employee Warrant Plan and renamed it the Allied World Assurance Company Holdings, Ltd Amended and Restated 2001 Employee Stock Option Plan (which we refer to as the stock option plan). The warrants that were granted under the stock option plan prior to amendment and restatement remain outstanding (and will be converted into stock options as part of this offering), are exercisable in certain limited conditions, expire after ten years and generally vest ratably over four years from the date of grant. The following is a description of the material terms of the plan. You should, however, refer to the exhibits that are a part of the registration statement for a copy of the stock option plan. See “Additional Information.”
       Types of Awards. The stock option plan provides for grants of nonqualified stock options.
       Shares Subject to the Stock Option Plan; Other Limitations on Awards. Subject to adjustment as described below, the total number of common shares that may be issued under the stock option plan may not exceed 2,000,000 common shares. These shares may be authorized but unissued common shares. If any award (including any of the warrants that were granted prior to amendment and restatement of the stock option plan) is forfeited or is otherwise terminated or canceled without the delivery of common shares, if common shares are surrendered or withheld from any award to satisfy a grantee’s income tax or other withholding obligations, or if common shares owned by a grantee are tendered to pay the exercise price of stock option awards, then such shares will again become available under the stock option plan. Generally, the maximum number of common shares with respect to which options may be granted to an individual grantee in any one year is 16,667 (subject to the adjustment described below) and any one grantee may not be granted options, in aggregate, relating to more than 9% of the common shares authorized for issuance under the stock option plan. Our compensation committee has the authority to adjust the terms of any outstanding awards and the number of common shares issuable under the stock option plan for any increase or decrease in the number of issued common shares resulting from a stock split, reverse stock split, stock dividend, recapitalization, combination or reclassification of the common shares, or any other event that the compensation committee determines affects our capitalization, other than regular cash dividends. In the event of a merger, amalgamation, consolidation, reorganization, liquidation or sale of a majority of the company’s securities, the compensation committee will have the discretion to provide, as an alternative to the adjustment described above, for the accelerated vesting of options prior to such an event or the cancellation of options in exchange for a payment based on the per-share consideration being paid in connection with the event.
       Eligibility. Awards may be made to any of our directors, officers, employees (including prospective employees), consultants and other individuals who perform services for us, as determined by the compensation committee in its discretion.
       Administration. The stock option plan will be administered by the compensation committee of our board of directors. The compensation committee has the authority to establish rules and regulations for the administration of the stock option plan; take any action in connection with the stock option plan that it deems necessary or advisable; determine who shall receive awards and under what terms; amend any award agreement (even if the rights of a grantee are adversely affected); determine whether, to what extent and under what circumstances and methods awards may be settled, canceled, forfeited or suspended; determine whether awards may be settled in common shares or cash or other property; and determine whether amounts payable under an award may be deferred. The determination of the compensation committee on all matters relating to the stock option plan or any option agreement will be final and binding.
       Stock Options. The compensation committee may grant nonqualified stock options to purchase common shares (at the price set forth in the award agreement, but in no event less than 100% of the fair market value of the common shares on the date of grant) subject to terms and conditions, as it may determine. No grantee of an option will have any of the rights of a shareholder of the company with respect to shares subject to their option award until the issuance of the shares. Options granted under the stock option plan may be exercised during the period set forth in the agreement pursuant to which the options are granted, but in no event more than ten years following grant.
       Nonassignability. Except to the extent otherwise provided in the award agreement or approved by the compensation committee, no award or right granted to any person under the stock option plan will be assignable or transferable other than by will or by the laws of descent and distribution, and all awards and rights will be exercisable during the life of the grantee only by the grantee or the grantee’s legal representative.
       Amendment and Termination. Except as otherwise provided in an award agreement, the board of directors may from time to time suspend, discontinue, revise or amend the stock option plan and the compensation committee may amend the terms of any award in any respect, provided that no amendment of any award may constitute a repricing or similar event unless first approved by our shareholders. While our board retains the right to terminate the stock option plan at any time as described above, in any case, the plan will terminate on the tenth anniversary of the approval of the amendment and restatement.
Employee Stock Incentive Plan
       On February 19, 2004, our board of directors adopted and our shareholders approved the Allied World Assurance Holdings, Ltd 2004 Stock Incentive Plan. For the years ended December 31, 2005 and 2004, we granted restricted stock units under the stock incentive plan relating to 36,330 and 90,833 common shares, respectively, to officers and employees. On June 9, 2006, we amended and restated the 2004 Stock Incentive Plan and renamed it the Allied World Assurance Company Holdings, Ltd Amended and Restated 2004 Stock Incentive Plan (which we refer to as the stock incentive plan). The awards that were granted under the stock incentive plan prior to amendment and restatement remain outstanding, and generally vest four years from the date of grant or ratably over four years from the date of grant. On July 10, 2006, we granted 438,000 restricted stock units in the aggregate to certain key employees.

      The following is a description of the material terms of the plan. You should, however, refer to the exhibits that are a part of the registration statement for a copy of the stock incentive plan. See “Additional Information.”
       Types of Awards. The stock incentive plan provides for grants of restricted stock, restricted stock units, dividend equivalent rights and other equity-based or equity-related awards. We will not grant stock options pursuant to the plan.
       Shares Subject to the Stock Incentive Plan; Other Limitations on Awards. Subject to adjustment as described below, a total of 2,000,000 common shares may be issued under the stock incentive plan. These shares may be either authorized but unissued common shares or common shares previously issued and reacquired by the company. If any award expires, terminates or otherwise lapses, in whole or in part, any common shares subject to such award will again become available for issuance under the stock incentive plan. Generally, the maximum number of common shares with respect to which awards may be granted to an individual grantee in any one year is 16,667 and any one grantee may not be granted stock appreciation rights with respect to more than 16,667 common shares in any calendar year. Our compensation committee has the authority to adjust the terms of any outstanding awards as it deems appropriate and the number of common shares issuable under the stock incentive plan for any increase or decrease in the number of issued common shares resulting from a stock split, stock dividend, recapitalization, combination or exchange of the common shares, merger, amalgamation, consolidation, rights offering, separation, reorganization or liquidation, or any other change in the corporate structure or common shares. In the event of a merger, amalgamation, consolidation, reorganization, liquidation or a sale of a majority of the company’s securities, the compensation committee will have the discretion to provide, as an alternative to the adjustment described above, for the accelerated vesting of awards prior to such an event, or the cancellation of awards in exchange for a payment based on the per-share consideration being paid in connection with the event.
       Eligibility. Awards may be made to any of our directors, officers, employees (including prospective employees), consultants and other individuals who perform services for us, as determined by the compensation committee in its discretion.
       Administration. The stock incentive plan will be administered by the compensation committee of our board of directors. The compensation committee has the authority to establish rules and regulations for the administration of the plan; take any action in connection with the plan that it deems necessary or advisable; determine who shall receive awards and under what terms; amend any award agreement (even if the rights of a grantee are adversely affected); determine whether, to what extent and under what circumstances and methods awards may be settled, canceled, forfeited or suspended; determine whether awards may be settled in common shares or cash or other property; and determine whether amounts payable under an award may be deferred. The determination of the compensation committee on all matters relating to the stock incentive plan or any award agreement will be final and binding.
       Restricted Stock. The compensation committee may grant restricted common shares in amounts, and subject to terms and conditions, as it may determine. The grantee will have the rights of a shareholder with respect to the restricted stock, subject to any restrictions and conditions as the compensation committee may include in the award agreement.
       Restricted Stock Units. The compensation committee may grant restricted stock units in amounts, and subject to terms and conditions, as it may determine. Recipients of restricted stock units have only the rights of one of our general unsecured creditors until delivery of common shares, cash or other securities or property is made as specified in the applicable award agreement.
       Dividend Equivalent Rights. The compensation committee may, in its discretion, include in an award agreement with respect to any award a dividend equivalent right entitling the grantee to receive amounts equal to the ordinary dividends that would be paid, during the time the award is outstanding and unexercised, on the common shares covered by the award if the shares were then outstanding. Recipients of dividend equivalent rights have only the rights of one of our general unsecured creditors until payment of such amounts is made. The compensation committee will determine whether dividend equivalent payments will be made in the form of cash, common shares or some other form, whether they will be conditioned upon the exercise of the award to which they relate, the time or times at which payments will be made and such other terms and conditions as the compensation committee deems appropriate.
       Other Equity-Based Awards. The compensation committee may grant other types of equity-based awards in amounts, and subject to terms and conditions, as it may determine.
       Certain Restrictions. In the case of an award in the form of restricted stock or restricted stock units, generally such awards will vest pro rata over the four year period following grant, with the delivery of common shares, in the case of restricted stock, upon vesting, and delivery of common stock or its cash equivalent, in the case of restricted stock units, upon vesting.
       Nonassignability. Except to the extent otherwise provided in the award agreement or approved by the compensation committee, no award or right granted to any person under the stock incentive plan shall be assigned, pledged or transferred other than by will or by the laws of descent and distribution, and all awards and rights will be exercisable during the life of the grantee only by the grantee or the grantee’s legal representative.
       Amendment and Termination. Except as otherwise provided in an award agreement and subject to shareholder approval to the extent required by applicable law, the board of directors may from time to time suspend, discontinue, revise or amend the stock incentive plan and the compensation committee may amend the terms of any award in any respect. While our board retains the right to terminate the stock incentive plan at any time as described above, in any case, the plan will terminate on May 27, 2014.
Long-Term Incentive Plan
       On May 22, 2006, our board of directors adopted the Allied World Assurance Holdings, Ltd Long-Term Incentive Plan (renamed the Allied World Assurance Company Holdings, Ltd Long-Term Incentive Plan), under which up to 2,000,000 common shares may be issued pursuant to the terms of the plan (which we refer to as the LTIP). The following is a description of the material terms of the plan. You should, however, refer to the exhibits that are a part of the registration statement for a copy of the long-term incentive plan. See “Additional Information.”
       Type of Awards. The LTIP provides for grants of long-term incentive awards that are earned based upon the achievement of applicable performance conditions over a three consecutive fiscal year period. Performance conditions are selected by the compensation committee of the board prior to the commencement of an applicable performance period from a list of permissible metrics, including (i) consolidated earnings before or after taxes (including earnings before interest, taxes, depreciation and amortization); (ii) net income; (iii) operating income; (iv) earnings per share; (v) book value per share; (vi) return on shareholders’ equity; (vii) return on investment; (viii) stock price; (ix) improvements in capital structure; (x) revenue or sales; and (xi) total return to shareholders. Awards are expressed as a target amount representing the number of shares to be issued upon 100% achievement of applicable performance conditions, with the actual number of shares delivered ranging from 0% to 150% of the target amount based on the level of actual achievement of applicable performance conditions.
       Shares Subject to LTIP. Subject to adjustment as described below, a total of 2,000,000 common shares may be issued under the LTIP. These shares shall be authorized but unissued common shares. If any award expires or is canceled, forfeited or otherwise terminated, any common shares subject to such award will again become available for issuance under the LTIP. The compensation committee has the authority to adjust the terms of any outstanding awards as it deems appropriate and the number of common shares issuable under awards for any increase or decrease in the number of issued common shares resulting from a stock split, stock dividend, recapitalization, combination or exchange of the common shares, merger, consolidation or reorganization, or any other change in the capital structure or common shares.
       Eligibility. Participation in the LTIP is limited to employees who are selected by the compensation committee.
       Administration. The LTIP will be administered by our compensation committee, who has the authority to grant awards; determine the persons to whom and the time or times at which awards will be granted; determine the terms and conditions relating to awards; make adjustments in the performance goals; construe and interpret the LTIP; prescribe, amend and rescind rules and regulations relating to the LTIP; and make all other determinations deemed necessary or advisable for the administration of the LTIP. The determination of the compensation committee on all matters relating to the LTIP will be final and binding.
       Settlement of LTIP Awards. Awards in respect of any performance period will be settled in common shares as soon as practicable following the compensation committee’s determination of the level of achievement of applicable performance conditions. Generally, a participant must be continuously employed with us through the applicable settlement date of an award to be eligible to receive shares in respect of settlement of awards, and to the extent that a participant terminates employment prior to such date, awards will be forfeited. However, in the case of a termination of a participant’s employment by reason of death or permanent disability, a participant will be entitled to receive a percentage of his or her target award, such percentage being dependent on the fiscal year of the applicable performance period in which such termination falls, irrespective of the actual level of achievement of performance conditions with respect to such performance period.
       No Transferability. Awards will not be transferable except by will or by the laws of descent and distribution.
       Amendment and Termination. Subject to all applicable federal and state laws, rules and regulations, the board may from time to time alter, amend, suspend or terminate the LTIP in whole or in part. No awards may be granted under the LTIP while the LTIP is suspended or after it is terminated.
Retirement Plans
       As described below, we have established various defined contribution retirement plans for the benefit of our employees and officers. The amount an individual employee or officer may contribute may be subject to regulatory requirements relating to the country of which the individual is a citizen. The amounts funded and expensed with respect to the retirement plans during the years ended December 31, 2005, 2004 and 2003 were $1.9 million, $1.5 million and $0.9 million, respectively.
401(k) Plans
       We established an Allied World Assurance Company, Ltd 401(k) plan for the benefit of our U.S. employees who are based in Bermuda and a Newmarket Underwriters Insurance Company 401(k) plan for the benefit of our U.S. employees who are located in the United States (which we collectively refer to as our 401(k) plans). Under the 401(k) plans, U.S. employees who are at least 21 years of age and have completed three months of service with the company are eligible to participate. Under the 401(k) plans and subject to limits established under the Code, eligible employees may contribute to the plan, on a pre-tax basis, and we will make matching contributions on the first 5% of earnings contributed by employees (capped at $210,000, $205,000 and $200,000 for the years ended December 31, 2005, 2004 and 2003, respectively). We may also elect to make discretionary contributions for employees under the 401(k) plans that are unrelated to employee contributions. Employees are immediately 100% vested in their own contributions to the 401(k) plans and become 100% vested in employer matching and discretionary contributions upon attaining two years of credited service under the plan. An eligible employee also becomes fully vested if he or she is disabled or dies or upon the employee’s retirement. The 401(k) plans are subject to the U.S. Employee Retirement Income Securities Act of 1974, as amended, and the Code.
Supplemental Executive Retirement Plans
       We established an Allied World Assurance Company, Ltd Supplemental Executive Retirement Plan for the benefit of senior officers who are U.S. employees based in Bermuda and a Newmarket Underwriters Insurance Company Supplemental Executive Retirement Plan for the benefit of senior officers who are U.S. employees located in the United States (which we collectively refer to as SERP). Under the SERP, eligible employees may contribute up to 25% of their annual salary (capped at $200,000), and we will make an employer contribution equal to 10% of each eligible employee’s annual salary (capped at $200,000). We may also elect to make additional discretionary contributions for employees. Employee contributions to the SERP immediately vest and employer contributions become 25% vested as of the first, second, third and fourth years of credited service under the plan. Participants become fully vested upon their death or disability, retirement, termination of the SERP, or upon the occurrence of a change in ownership of the company (as defined in the SERP). Employees can also elect to further defer vesting until their voluntary or involuntary termination of employment, or to a date that is two years after the occurrence of any of these events. We have established a grantor trust for the benefit of SERP participants that remains subject to the claims of our general creditors in the event we become insolvent. Upon the occurrence of a change in ownership, we are obligated to make an irrevocable contribution to the trust in an amount sufficient to pay each SERP participant the benefits that participant would be entitled to under the SERP as of the date of the change in ownership. We intend to amend the SERP to comply with the regulations under Section 409A of the Code.
International Level 1 Plan
       Effective November 20, 2002, we established the Allied World Assurance Company, Ltd International Retirement Plan Level 1 (which we refer to as the international level 1 plan) for the benefit of non-U.S. and non-Bermuda employees. Under the international level 1 plan, eligible employees are required as a condition of employment to contribute 5% of their annual earnings (capped at $200,000 per year) (and may contribute additional amounts up to 10% of annual earnings), and the company will make an employer contribution equal to 5% of each eligible employee’s annual earnings. We may also elect to make additional discretionary contributions for employees. Employee contributions to the international level 1 plan immediately vest and employer contributions become 100% vested upon the employee attaining two years of credited service under the plan.
International Level 2 Plan
       Effective November 20, 2002, we established the Allied World Assurance Company, Ltd International Retirement Plan Level 2 (which we refer to as the international level 2 plan) for the benefit of non-U.S. senior officers. Under the international level 2 plan, eligible employees may contribute up to 25% of their annual earnings (capped at $200,000 per year), and we will make an employer contribution equal to 10% of each eligible employee’s annual earnings (capped at $200,000 per year). We may also elect to make additional discretionary contributions for employees. Employee contributions to the international level 2 plan immediately vest and employer contributions become 25% vested as of the first, second, third and fourth years of credited service under the plan.
Bermuda Pension Plan
       Effective as of January 1, 2002, we established the Pension Plan of Allied World Assurance Company, Ltd (which we refer to as the Bermuda pension plan) for the benefit of Bermuda employees and non-Bermudians who are spouses of Bermudians. Under the Bermuda pension plan, eligible employees who are at least 23 years of age and have provided at least three months of service to the company are required as a condition of employment to contribute 5% of their annual salary (and may voluntarily contribute additional amounts), and we will make an employer contribution equal to 5% of each eligible employee’s annual salary. Employee contributions to the Bermuda pension plan immediately vest and employer contributions become 100% vested upon the employee attaining two years of credited service under the plan.
U.K. and Irish Pension Plans
       Effective December 2002, we established the Allied World Assurance Company (Europe) Limited Pension Stakeholder Pension Plan for our U.K. employees (which we refer to as the stakeholder pension plan). Under the stakeholder pension plan, employees are eligible to contribute 17.5% to 40% of their annual earnings (the applicable percentage being a function of the age of the employee). Following completion of at least one year of service, we make employer contributions ranging 5% to 13% of each eligible employee’s annual earnings (the applicable percentage being a function of the age of the employee), and matching contributions ranging from 0% to 4% of each eligible employee’s annual earnings (the applicable percentage being a function of the age of the employee). Following completion of five years of service, we will make an additional loyalty contribution ranging from 1% to 4% of each eligible employee’s annual earnings based on the number of years of completed service. Employees are immediately 100% vested in both their own contributions to the stakeholder pension plan and any employer contributions.
       Effective September 2002, we established the Allied World Assurance Company Pension Scheme for our Irish employees (which we refer to as the Irish pension scheme). Under the Irish pension scheme, we make employer contributions ranging 5% to 13% of each eligible employee’s annual earnings (the applicable percentage being a function of the age of the employee). We will also make matching contributions ranging from 0% to 4% of each eligible employee’s annual earnings (the applicable percentage being a function of the age of the employee), provided that the eligible employee contributes the same percentage of annual earnings to the Irish pension scheme. Following completion of five years of service, we will make an additional loyalty contribution of 1% of each eligible employee’s annual earnings. Employees are immediately 100% vested in their own contributions to the Irish pension scheme and become 100% vested in employer contributions upon attaining two years of credited service under the scheme.
Compensation Committee Interlocks and Insider Participation
       None of our directors or executive officers has a relationship with us or any other company that the SEC defines as a compensation committee interlock or insider participation that should be disclosed to shareholders. Upon the closing of this offering, our compensation committee will be made up solely of independent directors.

PRINCIPAL SHAREHOLDERS
       The table below sets forth information as of June 1, 2006 regarding the beneficial ownership of our common shares by:

•	each person known by us to beneficially own more than 5% of our outstanding common shares,

•	each of our directors,

•	each of our named executive officers, and

•	all of our directors and executive officers as a group.
       The information provided in the table below with respect to each principal shareholder has been obtained from that shareholder. Beneficial ownership is based upon 50,162,842 common shares outstanding as of June 1, 2006. The Goldman Sachs Funds have informed us that they (or affiliated GS Capital Partners investment funds) may purchase common shares in or shortly after this offering, up to an amount sufficient to maintain for the GS Capital Partners investment funds, in aggregate, the same relative ownership of our common shares after giving effect to our issuance of common shares in this offering. The Goldman Sachs Funds and their affiliated investment funds have no commitment or obligation to purchase any common shares, and any determination to do so will be in their sole discretion. Any voting common shares owned by the Goldman Sachs Funds and their affiliated investment funds after this offering will be converted into non-voting common shares. For a description of related party transactions into which we have entered, as well as other material relationships we have with our principal shareholders AIG, Chubb, the Goldman Sachs Funds, the Securitas Capital Fund and/or certain of their affiliates, see “Certain Relationships and Related Party Transactions.”

	Beneficial Ownership Prior to this					Beneficial Ownership After this
	Offering					Offering(1)
					Shares
Name and Address of					Being			Non-
Beneficial Owner	Voting(2)		Non-voting	Percent	Offered	Voting		voting	Percent

American International Group, Inc.	1,266,995		10,426,338	23.3%	0	1,266,995		10,426,338	19.8%
70 Pine Street
New York, New York 10270
The Chubb Corporation	1,266,995		8,078,005	18.6%	0	1,266,995		8,078,005	15.8%
15 Mountain View Road
Warren, NJ 07059
GS Capital Partners 2000, L.P.(3)	330,649		4,282,970	9.2%	0	0		4,613,619	7.8%
85 Broad Street
New York, NY 10004
GS Capital Partners 2000 Offshore, L.P.(3)	120,145		1,556,266	3.3%	0	0		1,676,411	2.8%
85 Broad Street
New York, NY 10004
GS Capital Partners 2000 Employee Fund, L.P.(3)	104,992		1,359,991	2.9%	0	0		1,464,983	2.5%
85 Broad Street
New York, NY 10004
GS Capital Partners 2000, GmbH & Co. Beteiligungs KG(3)	13,820		179,018	*	0	0		192,838	*
85 Broad Street
New York, NY 10004
Stone Street Fund 2000, L.P.(3)	10,126		131,169	*	0	0		141,295	*
85 Broad Street
New York, NY 10004
Bridge Street Special Opportunities Fund 2000, L.P.(3)	5,063		65,584	*	0	0		70,647	*
85 Broad Street
New York, NY 10004
Securitas Allied Holdings, Ltd.(4)	1,266,995		560,490	3.6%	0	1,266,995		560,490	3.1%
55 East 52nd Street
New York, NY 10055
Michael I.D. Morrison	116,667	(5)	—	*	0	116,667	(5)	—	*
Scott A. Carmilani	88,334	(6)	—	*	0	88,334	(6)	—	*
Jordan M. Gantz(7)	59,167	(8)	—	*	0	59,167	(8)	—	*

	Beneficial Ownership Prior to this					Beneficial Ownership After this
	Offering					Offering(1)
					Shares
Name and Address of					Being			Non-
Beneficial Owner	Voting(2)		Non-voting	Percent	Offered	Voting		voting	Percent

G. William Davis, Jr.	26,250	(9)	—	*	0	26,250	(9)	—	*
Richard E. Jodoin	53,125	(10)	—	*	0	53,125	(10)	—	*
John T. Redmond	12,292	(11)	—	*	0	12,292	(11)	—	*
Bart Friedman	—		—	*	0	—		—	*
Scott Hunter	—		—	*	0	—		—	*
Mark R. Patterson	—		—	*	0	—		—	*
All directors and executive officers as a group (11 persons)	300,001	(12)	—	*	0	300,001	(12)	—	*

*	Less than 1%.

(1)	Does not reflect any common shares purchased by our directors and executive officers in the directed share program, as described under “Underwriting.”

(2)	On a primary basis, without giving effect to the issuance of any options or warrants. With regard to our directors and executive officers and in accordance with the rules of the SEC, a person is deemed to have “beneficial ownership” of common shares that such person has the rights to acquire within 60 days. For purposes of calculating percent ownership, each person’s holdings have been calculated assuming full exercise of outstanding options exercisable by such person within 60 days, but not the exercise of options held by any other person. All amounts listed represent sole investment and voting power unless otherwise indicated.

(3)	The Goldman Sachs Group, Inc. (whom we refer to in this prospectus as Goldman Sachs Group), Goldman, Sachs & Co. (whom we refer to in this prospectus as Goldman Sachs), which is an underwriter for this offering and a broker-dealer, and the Goldman Sachs Funds may be deemed to directly or indirectly beneficially own in the aggregate 8,159,793 of our common shares. From and after the closing of this offering, any voting common shares owned by a Goldman Sachs Fund or any affiliate thereof will be converted into non-voting common shares. Affiliates of Goldman Sachs Group and Goldman Sachs are the general partner, managing general partner or managing limited partner of the Goldman Sachs Funds. Goldman Sachs is the investment manager for certain of the Goldman Sachs Funds. Each of Goldman Sachs Group and Goldman Sachs disclaims beneficial ownership of the common shares owned by the Goldman Sachs Funds, except to the extent of Goldman Sachs Group’s and Goldman Sachs’ pecuniary interest therein, if any. Goldman Sachs Group, Goldman Sachs and the Goldman Sachs Funds share voting power and investment power with certain of their respective affiliates. Goldman Sachs is a direct and indirect, wholly owned subsidiary of Goldman Sachs Group. The address for the Goldman Sachs Funds and their affiliates is 85 Broad Street, 10th Floor, New York, New York 10004.

(4)	Securitas Allied Holdings, Ltd. is wholly-owned by Securitas Allied (Bermuda), L.P. The general partner of Securitas Allied (Bermuda), L.P. is Securitas Allied, Ltd., an indirect, wholly-owned subsidiary of Swiss Re. An affiliate of Swiss Re serves as the investment adviser to Securitas Allied Holdings, Ltd. Securitas Allied, Ltd. and Swiss Re may be deemed to have shared beneficial ownership of our common shares that are, or may be deemed to be, beneficially owned by Securitas Allied Holdings, Ltd. although both Securitas Allied, Ltd. and Swiss Re disclaim beneficial ownership of our common shares owned of record by any other entity, except to the extent of their pecuniary interest therein, if any.

(5)	Represents vested warrants exercisable to purchase 116,667 voting shares.

(6)	Represents vested warrants exercisable to purchase 88,334 voting shares.

(7)	In connection with the investigation by the Texas Attorney General’s Office and our review relating to certain insurance brokerage practices as described elsewhere in this prospectus, Mr. Gantz was suspended indefinitely.

(8)	Represents vested warrants exercisable to purchase 59,167 voting shares.

(9)	Represents vested warrants exercisable to purchase 26,250 voting shares.

(10)	Represents vested warrants exercisable to purchase 53,125 voting shares.

(11)	Represents vested warrants exercisable to purchase 12,292 voting shares.

(12)	Represents vested warrants exercisable to purchase 300,001 voting shares. Excludes vested warrants exercisable to purchase 59,167 voting shares held by Mr. Gantz.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
       The following summarizes certain relationships and the material terms of certain of our agreements. This summary is subject to, and is qualified in its entirety by reference to, all of the provisions of the relevant agreements. A copy of certain of these agreements is filed as an exhibit to the registration statement of which this prospectus is a part.
Formation
General
       In connection with our formation and capitalization, we issued 13,938,327 voting common shares and 36,061,649 non-voting common shares. The following shareholders purchased common shares as follows: AIG purchased a total of 1,266,995 voting common shares and 10,426,338 non-voting common shares, Chubb purchased a total of 1,266,995 voting common shares and 8,078,005 non-voting common shares, and GS Capital Partners 2000, L.P.; GS Capital Partners 2000 Offshore, L.P.; GS Capital Partners 2000 Employee Fund, L.P.; GS Capital Partners 2000 GmbH & Co. Beteiligungs KG; Stone Street Fund 2000, L.P. and Bridge Street Special Opportunities Fund 2000, L.P. purchased a total of 7,574,998 non-voting common shares. The remainder of our common shares were originally purchased by other shareholders and accounted for 81.84% of the outstanding voting common shares which, together with the non-voting common shares owned by these investors, represented 42.96% of the outstanding common shares at such date. The shares were purchased from the company in a private placement effected in reliance on the exemption from registration contained in Rule 506 of Regulation D under the Securities Act.
Board of Directors
       In connection with the planned termination of the company’s shareholders agreement upon the closing of this offering, the AIG designee to our board of directors resigned on January 31, 2006, and each of the Chubb and Swiss Re designees to our board of directors resigned on March 2, 2006.
Warrants
       In addition to the common shares sold in connection with the formation, the shareholders listed above were granted warrants that entitle them to purchase a total of 5,500,000 common shares, or approximately 11% of all common shares outstanding at formation, at an exercise price of $34.20 per common share subject to the anti-dilution provisions of the warrants. These warrants expire on November 21, 2011.
       The warrants are exercisable, in whole or in part, (1) in connection with any sale of common shares by the exercising selling shareholder or (2) to avoid a reduction of the exercising selling shareholder’s equity ownership percentage in the event that we issue additional shares. The exercise price and number of shares issuable under each warrant are subject to adjustment with respect to certain dilution events. The following table shows the ownership of warrants as of the date of this prospectus:

	Warrants to
	Acquire	Percentage
	Common	of Diluted
Holder	Shares	Shares

American International Group, Inc.	2,000,000	3.0%
The Chubb Corporation	2,000,000	3.0%
GS Capital Partners 2000, L.P.	848,113	1.3%
GS Capital Partners 2000 Offshore, L.P.	308,172	*
GS Capital Partners 2000 Employee Fund, L.P.	269,305	*
GS Capital Partners 2000 GmbH & Co. Beteiligungs KG	35,449	*
Stone Street Fund 2000, L.P.	25,974	*
Bridge Street Special Opportunities Fund 2000, L.P.	12,987	*

*	Less than 1%.

Certain Business Relationships
       We have assumed, and continue to assume, premiums from, and have paid and continue to pay production fees to, affiliates of some of our shareholders. We also have ceded and assumed and will continue to cede and assume reinsurance to and from affiliates of some of our principal shareholders. In addition, affiliates of two of our principal shareholders currently provide administrative or investment management services to us.
Transactions with Affiliates of American International Group, Inc.
Administrative Services
       Various subsidiaries of AIG provide certain administrative services to us. Previously these subsidiaries of AIG provided additional services to us pursuant to various administrative services agreements.
       Currently, American International Company Limited, a wholly-owned subsidiary of AIG, provides office space in Bermuda and computer network administration and security and other information technology services in Bermuda to Allied World Assurance Company Holdings, Ltd, Allied World Assurance Company, Ltd and Allied World Assurance Holdings (Ireland) Ltd pursuant to an administrative services agreement, dated as of January 1, 2006, among those parties.
       Prior to January 1, 2006, American International Company Limited was a party to an administrative services agreement originally dated November 21, 2001, as amended and restated, with Allied World Assurance Company Holdings, Ltd, Allied World Assurance Company, Ltd, Allied World Assurance Holdings (Ireland) Ltd, Allied World Assurance Company (Reinsurance) Limited, Allied World Assurance Company (U.S.) Inc., Newmarket Underwriters Insurance Company and Allied World Assurance Company (Europe) Limited. This agreement was terminated pursuant to a termination agreement dated as of December 31, 2005, and in connection therewith, Allied World Assurance Company, Ltd paid a one-time termination fee of $3 million and approximately $826,100 for certain office equipment that Allied World Assurance Company, Ltd uses in its business operations. Services and facilities formerly provided by American International Company Limited or its affiliates pursuant to the terminated administrative services agreement included: office space in Bermuda, financial reporting and financial management services, electronic data processing services, corporate secretarial services, tax, legal and accounting services and other services that were required by us in the ordinary course of business. Prior to the agreement’s termination, we paid American International Company Limited fees in connection with the administrative services agreement equal to 2.5% of the first $500 million in our annual gross premiums written, 1.5% of the next $500 million in annual gross premiums written and 1% of any additional annual gross premiums written. Wesley D. Dupont, our Senior Vice President, General Counsel and Secretary, and Joan H. Dillard, our Senior Vice President and Chief Financial Officer, provided legal and accounting services, respectively, to us pursuant to this administrative services agreement until November 30, 2005, after which they became our employees. We incurred expenses of $36.9 million, $34.0 million and $32.2 million for these services for the years ended December 31, 2005, 2004 and 2003, respectively. The expenses incurred by us under the following agreements, all of which were terminated or amended as of January 1, 2006, were deducted from the amounts payable by us under our administrative services agreement with American International Company Limited described above: (1) the administrative services agreement among Newmarket Underwriters Insurance Company, Allied World Assurance Company (U.S.) Inc. and Lexington Insurance Company, (2) the administrative services agreement between Allied World Assurance Company (Europe) Limited and AIG Insurance Management Services (Ireland) Limited and (3) the administrative services agreement between Allied World Assurance Company (Reinsurance) Limited and AIG Insurance Management Services (Ireland) Limited, each as more fully described below. Lexington Insurance Company and

AIG Insurance Management Services (Ireland) Limited continue to provide certain limited services pursuant to the agreements described below.
       Currently, AIG Insurance Management Services (Ireland) Limited, a wholly-owned subsidiary of AIG, provides certain information technology services to Allied World Assurance Company (Europe) Limited and Allied World Assurance Company (Reinsurance) Limited pursuant to a services agreement, dated as of January 1, 2006, among those parties. Under the agreement, Allied World Assurance Company (Europe) Limited and Allied World Assurance Company (Reinsurance) Limited will pay AIG Insurance Management Services (Ireland) Limited a flat fee of £36,000 for these services. This service agreement terminates on September 30, 2006.
       Prior to January 1, 2006, Allied World Assurance Company (Europe) Limited and Allied World Assurance Company (Reinsurance) Limited were parties to separate administrative services agreements with AIG Insurance Management Services (Ireland) Limited that became effective October 1, 2002 and July 24, 2003, respectively. On September 22, 2005, AIG Insurance Management Services (Ireland) Limited delivered notices to Allied World Assurance Company (Europe) Limited and Allied World Assurance Company (Reinsurance) Limited pursuant to their respective agreements terminating the agreements with effect from midnight on December 31, 2005. Prior to January 1, 2006, the services and facilities that were provided to Allied World Assurance Company (Europe) and Allied World Assurance Company (Reinsurance) Limited pursuant to the agreements included: paying or collecting all premiums payable or due, accounting services, information technology support and other administrative services that were required in the ordinary course of business. Under the services agreement with Allied World Assurance Company (Europe) Limited, AIG Insurance Management Services (Ireland) Limited was paid a fee consisting of the time and expense incurred by it in providing the services covered by the agreement plus an agreed profit margin, subject to a minimum annual fee of €500,000. Expenses of $2.0 million, $0.8 million and $0.7 million were incurred for these services during the years ended December 31, 2005, 2004 and 2003, respectively, and were deducted from the amounts payable by us under our services agreement with American International Company Limited described above. In connection with the services agreement with Allied World Assurance Company (Reinsurance) Limited, AIG Insurance Management Services (Ireland) Limited was paid hourly fees subject to a minimum annual fee of €50,000. Expenses of $0.5 million, $1.3 million and $0.2 million were incurred for these services during the years ended December 31, 2005, 2004 and 2003, respectively, and were deducted from the amounts payable by us under our agreement with American International Company Limited described above.
       Currently, Lexington Insurance Company, a wholly-owned subsidiary of AIG, provides office space in Boston, Massachusetts, certain financial reporting support, investment monitoring services, tax and accounting services, claims handling and electronic data processing services to Newmarket Underwriters Insurance Company and Allied World Assurance Company (U.S.) Inc. pursuant to an amended and restated administrative services agreement, dated as of January 1, 2006, among those parties. Lexington Insurance Company will be paid a fee in connection with the administrative services agreement equal to the actual and direct costs involved in providing the services detailed in the agreement, plus 10%. This service agreement terminates on December 31, 2006 or earlier upon 90 days prior written notice.
       Prior to January 1, 2006, our U.S. subsidiaries, Newmarket Underwriters Insurance Company and Allied World Assurance Company (U.S.) Inc., received certain services from Lexington Insurance Company pursuant to an administrative services agreement that became effective July 15, 2002. As of January 1, 2006, Lexington Insurance Company ceased providing many of these services to Newmarket Underwriters Insurance Company and Allied World Assurance Company (U.S.) Inc. The services and facilities that were provided to our U.S. subsidiaries by Lexington Insurance Company pursuant to that agreement included: office space in Boston, Massachusetts, management and actuarial functions, financial reporting and financial management services, claims handling, electronic data processing services, corporate secretarial services, tax, legal and accounting services and other services that were required in the ordinary course of business. Lexington Insurance Company was paid fees in connection with the administrative services agreement equal to the actual and direct costs involved in providing the services detailed in the agreements, plus 10%. Expenses of $3.0 million, $3.6 million and $3.2 million were incurred for these services during the years ended December 31, 2005, 2004 and 2003, respectively, and were deducted from the amounts payable by us under our agreement with American International Company Limited described above. However, $0.4 million incurred in 2004 was not deducted and was paid directly to Lexington Insurance Company for additional services not provided for in our agreement with American International Company Limited.
       On May 9, 2006, Allied World Assurance Company, Ltd and AIG Technologies, Inc., a wholly-owned subsidiary of AIG, entered into a Master Services Agreement pursuant to which AIG Technologies, Inc. provides to Allied World Assurance Company, Ltd and its affiliates certain information technology services, including electronic mail storage and management, remote access services and network data circuit and device management. Under the terms of the agreement, Allied World Assurance Company, Ltd will pay to AIG Technologies, Inc., on a monthly basis, varying fees for each service provided as set forth in Schedule B to the agreement. This agreement expires one year from its effective date.
Software License
       On November 14, 2003, Allied World Assurance Company, Ltd entered into a software license agreement with Transatlantic Holdings, Inc., a publicly traded company in which AIG holds a controlling interest, for certain reinsurance accounting software proprietary to Transatlantic Holdings, Inc. The initial term of the agreement expires on October 16, 2006 and will automatically renew for successive one-year terms unless either party delivers prior written notice to terminate at least 90 days prior to the end of any current term. Transatlantic Holdings, Inc. is to be paid $3.3 million over the course of the initial term. On March 1, 2005, an additional $725,000 of service fees were authorized to be paid to Transatlantic Holdings, Inc. to upgrade and modify this software to meet the needs of Allied World Assurance Company, Ltd.
Reinsurance
       Effective January 1, 2002, each of Allied World Assurance Company (U.S.) Inc. and Newmarket Underwriters Insurance Company became parties to separate reinsurance agreements with The Hartford Steam Boiler Inspection and Insurance Company (“Hartford”), a wholly-owned subsidiary of AIG, that cover both Allied World Assurance Company (U.S.) Inc.’s and Newmarket Underwriters Insurance Company’s equipment breakdown liability accruing under policies issued pursuant to the surplus lines program administrator agreements and a reinsurance agreement with subsidiaries of AIG as more fully described below. The parties agreed to terminate the reinsurance agreements effective January 1, 2005. Hartford’s liability under each agreement was not to exceed $30 million for any one accident. Under each of the relevant agreements, Hartford allowed our respective U.S. subsidiary a ceding commission of 30% of each policy’s gross equipment breakdown premiums ceded under each of the agreements. Newmarket Underwriters Insurance Company ceded $0.02 million, $0.6 million and $0.6 million in total gross premiums and was paid commissions of $0.007 million, $0.2 million and $0.2 million under its agreement in 2005, 2004 and 2003, respectively. Allied World Assurance Company (U.S.) Inc. ceded $0.2 million, $1.2 million and $1.2 million in total gross premiums and was paid commissions of $0.05 million, $0.4 million and $0.4 million under its agreement in 2005, 2004 and 2003, respectively.
       Effective December 31, 2001, Lexington Insurance Company, a wholly-owned subsidiary of AIG, American Home Assurance Company, Canada branch, a wholly-owned subsidiary of AIG, and

Commerce & Industry Insurance Company of Canada, a wholly-owned subsidiary of AIG, collectively, became party to a Pro Rata Semi-Automatic Facultative Agreement, as amended, with Allied World Assurance Company (U.S.) Inc. and Newmarket Underwriters Insurance Company. On December 21, 2004 Lexington Insurance Company delivered notice to Allied World Assurance Company (U.S.) Inc. and Newmarket Underwriters Insurance Company terminating the Pro Rata Semi-Automatic Facultative Agreement effective immediately and ceasing to cede any further business. Under the terms of the agreement, Lexington Insurance Company, American Home Assurance Company, Canada branch, and Commerce & Industry Insurance Company of Canada ceded to Allied World Assurance Company (U.S.) Inc. and Newmarket Underwriters Insurance Company a portion of all policies, binders and contracts of insurance or reinsurance issued by or on their behalf, subject to certain guidelines and exclusions. Our subsidiaries received for each cession under this agreement their share of the original gross premiums written less any broker’s commission plus 7.5% of their share of the gross premiums written. In addition, beginning in January 2004, with the first payment to be made in 2007, Allied World Assurance Company (U.S.) Inc. and Newmarket Underwriters Insurance Company agreed to pay Lexington Insurance Company, American Home Assurance Company, Canada branch, and Commerce & Industry Insurance Company of Canada, a contingent commission equal to 25% of the net profit, if any, accruing to our subsidiaries in connection with the risks assumed under these arrangements for each policy year subsequent to 2003. As a group, Lexington Insurance Company, American Home Assurance Company, Canada branch, and Commerce & Industry Insurance Company of Canada ceded $7.6 million, $96.5 million and $113.1 million in total gross premiums and were paid fees and commissions of $1.1 million, $14.8 million and $17.5 million under this agreement in 2005, 2004 and 2003, respectively.
       Pursuant to the Pro Rata Semi-Automatic Facultative Agreement described above, Commerce & Industry Insurance Company of Canada entered into a reinsurance custody agreement, dated September 30, 2002, with Allied World Assurance Company (U.S.) Inc. and Royal Trust Corporation of Canada. Effective as of January 4, 2006, Royal Trust Corporation of Canada assigned its rights and obligations under this reinsurance custody agreement to RBC Dexia Investor Services Trust (“RBC Dexia”). Under this reinsurance custody agreement, Allied World Assurance Company (U.S.) Inc. deposited certain assets with Royal Trust Corporation of Canada (now on deposit with RBC Dexia) to be held as security for certain obligations of Allied World Assurance Company (U.S.) Inc. under the reinsurance arrangement described above. In addition, Allied World Assurance Company (U.S.) Inc. entered into a reinsurance custody agreement, dated September 30, 2002, with American Home Assurance Company, a wholly-owned subsidiary of AIG, Royal Trust Corporation of Canada and The Superintendent of Financial Institutions Canada. Effective as of January 4, 2006, Royal Trust Corporation of Canada assigned its rights and obligations under this reinsurance custody agreement to RBC Dexia. Under this agreement, Allied World Assurance Company (U.S.) Inc. deposited certain assets with Royal Trust Corporation of Canada (now on deposit with RBC Dexia) to be held as security for certain of its obligations under the reinsurance arrangement described above.
       Pursuant to certain facultative reinsurance arrangements with American Home Assurance Company, Allied World Assurance Company, Ltd entered into a reinsurance custody agreement, dated December 16, 2002, with American Home Assurance Company, Royal Trust Corporation of Canada and The Superintendent of Financial Institutions Canada. Effective as of January 4, 2006, Royal Trust Corporation of Canada assigned its rights and obligations under this reinsurance custody agreement to RBC Dexia. Under this agreement, Allied World Assurance Company, Ltd deposited certain assets with Royal Trust Corporation of Canada (now on deposit with RBC Dexia) to be held as security for the obligations of Allied World Assurance Company, Ltd to American Home Assurance Company under facultative reinsurance arrangements. American Home Assurance Company ceded $5.9 million, $8.3 million and $7.8 million in total premiums net of fees and commissions under these arrangements in 2005, 2004 and 2003, respectively.

       Effective as of March 1, 2004, Allied World Assurance Company, Ltd, Allied World Assurance Company (Europe) Limited and Allied World Assurance Company (Reinsurance) Limited, collectively, entered into a reinsurance contract with several parties that covers a portion of their liabilities accruing under policies written and classified as excess general casualty insurance. This contract has two sections. Effective as of March 1, 2005, there was an addendum to section A, which now section A cedes 12% of all subject policies up to and including a total policy of $25 million, €25 million or £15 million. Within the 12% ceded to reinsurers, we may cede 25% to National Union Fire Insurance Company of Pittsburgh, Pa., a wholly-owned subsidiary of AIG. Section B is a variable quota share for all subject policies with limits greater than $25 million, €25 million or £15 million up to and including $50 million, €50 million or £30 million. Under this contract, we could cede 10% of the maximum limit of liability ceded to the treaty, which is $25 million, €25 million or £15 million to National Union Fire Insurance Company of Pittsburgh, Pa. and the other reinsurers that are parties to the contract. On November 17, 2005, National Union Fire Insurance Company of Pittsburgh, Pa. sent notice of cancellation of the reinsurance contract to Allied World Assurance Company, Ltd, Allied World Assurance Company (Europe) Limited and Allied World Assurance Company (Reinsurance) Limited with effective from February 28, 2006. Following this cancellation, National Union Fire Insurance Company of Pittsburgh, Pa. will remain liable for losses under policies in force as of the date of cancellation until their expiration or renewal date, whichever comes first. Additionally, National Union Fire Insurance Company of Pittsburgh, Pa. continues to be liable in the event that (i) any extended reporting period options are exercised under any applicable policy and/or (ii) Allied World Assurance Company, Ltd, Allied World Assurance Company (Europe) Limited and Allied World Assurance Company (Reinsurance) Limited are bound by statute or regulation to continue coverage with respect to policies in force after the effective date of this contract and prior to the effective date of notice of cancellation. Under the contract, National Union Fire Insurance Company of Pittsburgh, Pa. agreed to pay us a ceding commission of 25% under section A and 22.5% under section B applied to the premium ceded to the contract. Allied World Assurance Company, Ltd, Allied World Assurance Company (Europe) Limited and Allied World Assurance Company (Reinsurance) Limited have ceded approximately $8.4 million of premiums to National Union Fire Insurance Company of Pittsburgh, PA, under this contract during the March 2005 to March 2006 term.
       On May 1, 2006, Allied World Assurance Company, Ltd, Allied World Assurance Company (Europe) Limited, Allied World Assurance Company (Reinsurance) Limited, Allied World Assurance Company (U.S.) Inc. and Newmarket Underwriters Insurance Company entered into a contract with several reinsurers that covers a portion of their liability accruing as a result of losses occurring on in force, new and renewal business classified as property business in excess of coverage provided by other reinsurance contracts. This contract provides coverage with respect to property catastrophe risks in the United States. It affords indemnification to them for all covered perils, in excess of $35 million, up to $155 million per loss; provided, however, Allied World Assurance Company, Ltd, Allied World Assurance Company (Europe) Limited, Allied World Assurance Company (Reinsurance) Limited, Allied World Assurance Company (U.S.) Inc. and Newmarket Underwriters Insurance Company will also retain (i) 66.25% of all losses on the first $40 million in liabilities in excess of our $35 million retention and (ii) 2.95% of the next $50 million of losses in excess of the first $75 million of liabilities. The contract also affords additional indemnification to them for earthquake and ensuing perils, in excess of $190 million, up to $85 million per loss. Allied World Assurance Company, Ltd, Allied World Assurance Company (Europe) Limited, Allied World Assurance Company (Reinsurance) Limited, Allied World Assurance Company (U.S.) Inc. and Newmarket Underwriters Insurance Company may cede up to $5.27 million of the maximum limit of liability ceded to the treaty to Transatlantic Reinsurance Company, Inc., a subsidiary of AIG. Allied World Assurance Company, Ltd, Allied World Assurance Company (Europe) Limited, Allied World Assurance Company (Reinsurance) Limited, Allied World Assurance Company (U.S.) Inc. and Newmarket Underwriters Insurance Company may terminate any reinsurers’ participation in the contract at any time, upon 30 days prior written notice to the reinsurer, under specified circumstances, including the assignment to the reinsurer by A.M. Best of a rating of less than “A-”. We anticipate that our subsidiaries will cede approximately $41.8 million in premiums under this contract during the May 2006 to May 2007 term.
       On May 22, 2006, Allied World Assurance Company, Ltd entered into a guarantee in favor of AIG. Pursuant to the guarantee, Allied World Assurance Company, Ltd absolutely, unconditionally and irrevocably guaranteed the payment of all amounts legally due and owed by either Allied World Assurance Company (Europe) Limited or Allied World Assurance Company (Reinsurance) Limited to certain reinsurance subsidiaries of AIG under any new or renewal contract of reinsurance entered into between such AIG subsidiaries and Allied World Assurance Company (Europe) Limited and/or Allied World Assurance Company (Reinsurance) Limited on or after January 1, 2006.
       In addition, as part of our ordinary business, we assumed reinsurance premiums from subsidiaries of AIG. Total premiums assumed from AIG subsidiaries were $96.0 million, $104.7 million and $78.5 million for the years ended December 31, 2005, 2004 and 2003, respectively.
Production
       Our subsidiaries, Allied World Assurance Company (U.S.) Inc. and Newmarket Underwriters Insurance Company were each a party to several surplus lines program administrator agreements with various wholly-owned subsidiaries of AIG, each agreement dated December 28, 2001. On December 21, 2004, these various subsidiaries of AIG delivered notice to Allied World Assurance Company (U.S.) Inc. and Newmarket Underwriters Insurance Company terminating the surplus lines agreements and advising that no new business would be placed with Allied World Assurance Company (U.S.) Inc. and Newmarket Underwriters Insurance Company effective January 1, 2005. Under these agreements, these AIG subsidiaries, on behalf of our U.S. subsidiaries, processed applications, collected and remitted premiums, issued quotes, policies and other insurance documentation, kept records, secured and maintained insurance licenses and provided and trained employees to perform these services. The terms and conditions of policies issued were controlled by our U.S. subsidiaries through underwriting guidelines approved by our U.S. subsidiaries. Our U.S. subsidiaries paid for these services 7.5% of gross premiums written plus any broker commissions paid on their behalf. In addition, beginning in January 2004, with the first payment to be made in 2007, our subsidiaries agreed to pay a contingent commission equal to 25% of the net profit, if any, accruing to our U.S. subsidiaries in connection with the risks assumed under these agreements during each policy year subsequent to 2003. Total fees and commissions incurred under these agreements for the years ended December 31, 2005, 2004 and 2003 were $2.3 million, $26.5 million and $30.5 million, respectively. The amount of premiums placed through these entities for the years ended December 31, 2005, 2004 and 2003 totaled $14.6 million, $177.4 million and $207.7 million, respectively.
       Effective December 1, 2001, as amended, Allied World Assurance Company, Ltd entered into an exclusive underwriting agency agreement with IPCUSL, to solicit, underwrite, bind and administer property catastrophe treaty reinsurance. IPCUSL receives an agency commission of 6.5% of gross premiums written on our behalf. On December 5, 2005, Allied World Assurance Company, Ltd delivered notice to IPCUSL terminating the underwriting agency agreement. Pursuant to the agreement, the termination will not become effective until November 30, 2007. Until the termination becomes effective, the agreement prohibits us from entering into a managing general agency agreement with any other property catastrophe treaty reinsurance writer. Gross premiums written on Allied World Assurance Company, Ltd’s behalf were $83.0 million, $68.0 million and $61.3 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Office Space
       On March 12, 2004, we entered into a development agreement with American International Company Limited whereby we agreed to lease from American International Company Limited approximately 74,555 square feet of office space in a new building being constructed in Pembroke, Bermuda. The initial term of the lease will be for 15 years and will include an option to renew for an additional 10-year period. Subject to exceptions for force majeure, we are entitled to terminate this agreement without penalty in the event that we are unable to commence the internal outfitting of the rented space by March 1, 2007. Upon completion of the construction of the building, Allied World Assurance Company, Ltd and American International Company Limited have agreed to enter into a lease for the newly developed office space. This development agreement will automatically terminate upon the execution of the lease. We currently are negotiating certain terms of the lease with American International Company Limited, and we anticipate that rental payments under the lease will commence in late 2006.
Hedge Fund
       Since April 1, 2004, Allied World Assurance Company, Ltd has invested a total of $52 million in shares of AIG Select Hedge Ltd. (the “Select Fund”). The Select Fund is a fund of hedge funds and is a Cayman Islands exempted company incorporated under the Companies Law of the Cayman Islands. The Select Fund’s investment objective is to seek attractive long-term, risk-adjusted absolute returns in a variety of capital market conditions. The investment manager of the Select Fund is AIG Global Investment Corp., a wholly-owned subsidiary of AIG. Allied World Assurance Company, Ltd may request a redemption of all or some of its shares by giving notice three business days prior to the last business day of any calendar month for it to be effective the last business day of the next following month. The Select Fund will pay the investment manager both a management fee and an incentive fee. The management fee is an annual asset-based fee of 1.5%, payable quarterly, and a 5% incentive fee is paid to the investment manager at the end of each year on the net capital appreciation of our shares, so long as a 5% non-cumulative annual return is obtained. The aggregate fees for the years ended December 31, 2005 and 2004 were $0.6 million and $0.4 million, respectively.
Deferred Compensation Plan
       Scott A. Carmilani, President and Chief Executive Officer of the Company, and Richard E. Jodoin, President of Allied Word Assurance Company (U.S.) Inc. and Newmarket Underwriters Insurance Company participated in the Starr International Company, Inc. Deferred Compensation Profit Participation Plan in connection with services previously rendered to AIG prior to joining us.
Transactions with Affiliates of the Goldman Sachs Funds
Investment Management Services
       Affiliates of the Goldman Sachs Funds provide us with investment management services pursuant to several investment management agreements. Pursuant to these agreements, affiliates of the Goldman Sachs Funds manage our investment portfolio (except for that portion invested in the AIG Select Hedge Fund Ltd., which is managed by a subsidiary of AIG, and for short-term investments held by several banks) subject to our investment guidelines. The investment management agreements are generally in force for an initial three-year term with subsequent one-year period renewals, during which they may be terminated by either party subject to specified notice requirements. Each investment management agreement prohibits the investment manager from executing trades with or through itself or any of its affiliates acting as agent or principal. However, each investment management agreement does allow the investment manager to invest a portion of the portfolio in funds for which the investment manager or any of its affiliates serves as investment adviser, provided that these investments are made in money market sweep or similar funds for the management of short-term cash balances in the account. We must pay all fees associated with these investments; however, these fees will be offset against the fee to be paid by us pursuant to the investment management agreements. With respect to Allied World Assurance Company, Ltd, the investment manager may also invest up to $150 million in the Goldman Sachs Global High Yield Portfolio of the Goldman Sachs Funds SICAV and the restrictions and limits of our investment guidelines shall not apply to this investment. Mutual fund fees that will be deducted on both a monthly and quarterly basis will vary by fund and will include investment management fees, sales and distribution fees and operational expense fees. The aggregate fees for the fiscal years ended December 31, 2005, 2004 and 2003 were $0.6 million, $0.6 million and $0.6 million, respectively. The investment manager is also authorized to effect cross transactions between our account and other accounts managed by the investment manager and its affiliates.
       We pay affiliates of the Goldman Sachs Funds an annual fee of 0.12%, payable quarterly, on the first $1 billion of our aggregate funds under management, an annual fee of 0.10% on the next $1 billion of our aggregate funds under management and an annual fee of 0.08% on all of our aggregate funds managed greater than $2 billion. The total advisory fee for investment management services provided by affiliates of the Goldman Sachs Funds with respect to the investment management agreements totaled $4.0 million, $3.4 million and $2.6 million for the years ended December 31, 2005, 2004 and 2003, respectively. Our board of directors periodically reviews the performance of the investment managers under these investment management agreements.
Hedge Funds
       Since December 1, 2004, Allied World Assurance Company, Ltd has invested a total of $42 million in shares of the Goldman Sachs Global Alpha Hedge Fund PLC (the “Alpha Fund”). The Alpha Fund is an Irish open-ended investment company registered under the Companies Act, 1990 of Ireland. The Alpha Fund’s investment objective is to seek attractive long-term, risk-adjusted returns across a variety of market environments with volatility and correlations that are lower than those of the broad equity markets. The investment manager of the Alpha Fund is Goldman Sachs Asset Management, L.P., an affiliate of the Goldman Sachs Funds. Allied World Assurance Company, Ltd may request a redemption of all or some of its shares by giving 45 days prior written notice; provided, however, that no partial redemption may be in an amount of less than $250,000 and no partial redemptions will be permitted if thereafter the aggregate net asset value of the shareholder’s remaining shares would be less than $1.0 million. The Alpha Fund will pay the investment manager both a management fee and an incentive fee. The management fee is an annual asset-based fee of 1.5%, payable quarterly, and a 20% incentive fee is paid to the investment manager on the net capital appreciation of our shares. The aggregate fees for the years ended December 31, 2005 and 2004 were $4.8 million and $0.1 million, respectively.
       Effective February 1, 2005, Allied World Assurance Company, Ltd invested $62 million in shares of the Goldman Sachs Multi-Strategy Portfolio VI, Ltd. (the “Portfolio VI Fund”). Allied World Assurance Company, Ltd is the sole investor in the Portfolio VI Fund. The Portfolio VI Fund is a fund of hedge funds and is an exempted limited company incorporated under the laws of the Cayman Islands. The Portfolio VI Fund’s investment objective is to seek attractive long-term, risk-adjusted absolute returns in U.S. dollars with volatility lower than, and minimal correlation to, the broad equity markets. The investment manager of the Portfolio VI Fund is Goldman Sachs Hedge Fund Strategies LLC, an affiliate of the Goldman Sachs Funds. Allied World Assurance Company, Ltd may request a redemption of all or some of its shares at any time or from time to time by giving notice; provided, however, that the aggregate net asset value of the remaining shares held by the redeeming shareholders is not less then $30 million. The Portfolio VI Fund will pay the investment manager both a management fee and an incentive fee. The management fee is an annual asset-based fee of 1.0%, payable quarterly, and a 5% incentive fee is paid to the investment manager at the end of each year on the net capital appreciation of our shares. The aggregate fees for the year ended December 31, 2005 were $0.7 million.
       Since December 1, 2004, Allied World Assurance Company, Ltd has invested a total of $44 million in shares of the Goldman Sachs Liquid Trading Opportunities Fund Offshore, Ltd. (the “Opportunity Fund”). The Opportunity Fund is an exempted limited company incorporated under the laws of the Cayman Islands. The Opportunity Fund’s investment objective is to seek attractive total returns through both capital appreciation and current return from a portfolio of investments mainly in currencies, publicly traded securities and derivative instruments, primarily in the fixed income and currency markets. The investment manager of the Opportunity Fund is Goldman Sachs Asset Management, an affiliate of the Goldman Sachs Funds. Allied World Assurance Company, Ltd may request a redemption of all or some of its shares by giving 15 days prior written notice as of the close of business on the last business day of each calendar month occurring on or immediately after the six month anniversary of the purchase of such shares by Allied World Assurance Company, Ltd. The Opportunity Fund will pay the investment manager both a management fee and an incentive fee. The management fee is an annual asset-based fee of 1.0%, payable quarterly, and a 20% incentive fee is paid to the investment manager on the net capital appreciation of our shares. The aggregate fees for the years ended December 31, 2005 and 2004 were $0.8 million and $0.1 million, respectively.
Investment Banking Services
       Pursuant to the Placement Agency Agreement, dated October 25, 2001, among Allied World Assurance Company Holdings, Ltd, AIG, Chubb and GS Capital Partners 2000, L.P., in the event we determine to undertake any transaction in connection with which we will utilize investment banking or financial advisory services, we have agreed to offer Goldman Sachs directly or to one of its affiliates the right to act in such transaction as sole lead manager or agent in the case of any offering or placement of securities, lead arranger, underwriter and syndication agent in the case of any syndicated bank loan, or as sole advisors or dealer managers, as applicable in the case of any other transaction. If Goldman Sachs or any of its affiliates agrees to act in any such capacity, we will enter into an appropriate agreement with Goldman Sachs or its affiliate, as applicable, which will contain customary terms and conditions. These investment banking rights of Goldman Sachs shall terminate upon the earlier of (a) the sale, transfer or other disposition of our capital stock to one party, other than AIG, Chubb or GS Capital Partners 2000, L.P. or their respective affiliates, if as a result of such sale, transfer or other disposition such party holds more than 50% of our outstanding voting capital stock; (b) GS Capital Partners 2000, L.P., together with related investment funds, ceasing to retain in the aggregate ownership of at least 25% of its original shareholding in Allied World Assurance Company Holdings, Ltd (including any shares that may be issued upon the exercise of warrants); or (c) the second anniversary of our initial public offering. This arrangement may be terminated by us with cause, or without cause upon a change of control of Goldman Sachs.
Transactions with Affiliates of The Chubb Corporation
       Allied World Assurance Company (U.S.) Inc. and Newmarket Underwriters Insurance Company are each party to a surplus lines agreement, effective June 11, 2002, with Chubb Custom Market, Inc., an affiliate of Chubb. Under these two agreements, Chubb Custom Market, Inc. underwrites surplus lines insurance on behalf of Allied World Assurance Company (U.S.) Inc. and Newmarket Underwriters Insurance Company, subject to underwriting guidelines provided by our U.S. subsidiaries. Under these agreements, Chubb Custom Market, Inc., on behalf of our U.S. subsidiaries, also processes applications, collects and remits premiums, issues quotes, policies and other insurance documentation, keeps records, secures and maintains insurance licenses and provides and trains employees to perform these services. Total fees and commissions incurred under these agreements for the years ended December 31, 2005, 2004 and 2003 were $3.5 million, $4.1 million and $3.1 million, respectively. The amount of premiums placed through these surplus lines agreements for the years ended December 31, 2005, 2004 and 2003 totaled $19.9 million, $20.6 million and $16.5 million, respectively.
       On December 1, 2002, Allied World Assurance Company, Ltd, Allied World Assurance Company (Europe) Limited and Allied World Assurance Company (Reinsurance) Limited, collectively, entered into a reinsurance contract with several parties including Chubb Re, Inc., on behalf of Federal Insurance Company, a subsidiary of Chubb, that covers a portion of the liabilities of Allied World Assurance Company, Ltd, Allied World Assurance Company (Europe) Limited and Allied World Assurance Company (Reinsurance) Limited accruing under policies written and classified as excess general casualty insurance. This contract is a variable quota share for all subject policies with limits greater than $25 million, €25 million or £15 million up to and including $50 million €50 million or £30 million. Under this contract, we could cede to Federal Insurance Company no more than 10% of the maximum limit of liability ceded under the treaty ($25 million, €25 million or £15 million). Effective December 1, 2003, there was an addendum to the reinsurance contract that specified that the contract may be canceled by either party as of March 1 of any year, subject to 90 days prior written notice. Allied World Assurance Company, Ltd, Allied World Assurance Company (Europe) Limited and Allied World Assurance Company (Reinsurance) Limited collectively gave notice canceling the reinsurance contract as of March 1, 2006. Following this cancellation, Federal Insurance Company continues to be liable for losses under policies in force as of the date of cancellation until their expiration or renewal dates, whichever comes first. Additionally, Federal Insurance Company will remain liable in the event that (i) any extended reporting period options are exercised under any applicable policies and/or (ii) Allied World Assurance Company, Ltd, Allied World Assurance Company (Europe) Limited and Allied World Assurance Company (Reinsurance) Limited are bound by statute or regulation to continue coverage with respect to policies in force after the effective date of this contract and prior to the effective date of notice of cancellation. Under this contract, Federal Insurance Company agreed to pay us a ceding commission of 22.5% applied to the premium ceded to the contract. Allied World Assurance Company, Ltd, Allied World Assurance Company (Europe) Limited and Allied World Assurance Company (Reinsurance) Limited have ceded approximately $5.4 million of premiums under this contract during the March 2005 to March 2006 term.
       Effective as of March 1, 2006, Allied World Assurance Company, Ltd, Allied World Assurance Company (Europe) Limited, Allied World Assurance Company (Reinsurance) Limited, Allied World Assurance Company (U.S.) Inc. and Newmarket Underwriters Insurance Company, collectively, entered into a reinsurance contract with several parties including Harbor Point Services, Inc., on behalf of Federal Insurance Company, that covers a portion of the liabilities of Allied World Assurance Company, Ltd, Allied World Assurance Company (Europe) Limited and Allied World Assurance Company (Reinsurance) Limited accruing under policies written and classified as excess general casualty insurance. Chubb has a minority interest in the parent company of Harbor Point Services, Inc. This contract has three sections. Federal Insurance Company subscribed to the section that is a variable quota share for all subject policies with limits greater than $25 million, €25 million or £15 million and up to and including $50 million, €50 million or £30 million. This section of the contract is not applicable to policies written by Allied World Assurance Company (U.S.) Inc. or Newmarket Underwriters Insurance Company. Under this contract, we could cede to Federal Insurance Company no more than 10% of the maximum limit of liability ceded under this section of this contract. This contract will remain in effect until cancelled by any of the parties as of March 1 of any year, subject to 90 days prior written notice. In addition, the parties may terminate the agreement upon 45 days’ prior notice under specified circumstances, including insolvency or the impairment of paid-up capital of the relevant counterparty. Allied World Assurance Company, Ltd, Allied World Assurance Company (Europe) Limited, Allied World Assurance Company (Reinsurance) Limited, Allied World Assurance Company (U.S.) Inc. and Newmarket Underwriters Insurance Company may also terminate the agreement with Federal Insurance Company under other specified circumstances, including (1) the assignment to Federal Insurance Company by A.M. Best of a financial strength rating of less than “A2” or (2) if Federal Insurance Company ceases writing reinsurance. Under this contract, Federal Insurance Company agreed to pay to us a ceding commission of 22.5% applied to the premium ceded to this contract.
       In addition, as part of our ordinary business, we assumed reinsurance premiums from subsidiaries of Chubb. Total premiums assumed from Chubb subsidiaries were $6.1 million, $3.9 million and $10.8 million for the years ended December 31, 2005, 2004 and 2003, respectively.
Registration Rights
       We plan to execute an agreement effective upon the closing of this offering to provide AIG, Chubb, the Goldman Sachs Funds or the Securitas Capital Fund (the “Specified Shareholders”) with registration rights for common shares held by them (or obtainable pursuant to warrants held by them) or any of their affiliates. Under this agreement, each of the Specified Shareholders has the right to require us to register common shares under the Securities Act for sale in the public market, in an underwritten offering, block trades from time to time, or otherwise. The total amount of common shares requested to be registered under any demand of that kind must, as of the date of the demand, equal or exceed 10% of all common shares outstanding or common shares having a value of $100 million (based on the average closing price during any 15 consecutive trading days ending within 30 days prior to but not including such date of demand). We may include other common shares in any demand registration of that kind on a second-priority basis subject to a customary underwriter’s reduction. If we propose to file a registration statement covering common shares at any time, each Specified Shareholder will have the right to include common shares held by it (or obtainable pursuant to warrants held by it) in the registration on a second-priority basis with us, ratably according to the relevant respective holdings and subject to a customary underwriter’s reduction. We have agreed to indemnify each Specified Shareholder in respect of specified liabilities, including civil liabilities under the Securities Act, and to pay specified expenses relating to any of these registrations. In addition, the Goldman Sachs Funds, as the financial founder, have the right under the registration rights agreement to appoint Goldman Sachs as the lead managing underwriter if the Goldman Sachs Funds are selling more than 20% of the common shares sold in a registered public offering. See the discussion of indemnification and payment of expenses in “Underwriting.”

DESCRIPTION OF OUR SHARE CAPITAL
       The following description of our share capital summarizes specified provisions of our Bye-laws and our memorandum of association. These summaries do not purport to be complete and are subject to, and are qualified in their entirety by, our Bye-laws and memorandum of association. Copies of our Bye-laws and memorandum of association are filed as exhibits to the registration statement of which this prospectus is a part.
General
       Our authorized share capital after completion of this offering will consist of approximately 333,333,333 shares, of which 58,962,842 common shares will be outstanding after this offering. As of June 1, 2006 there were 278 holders of record of our common shares.
       On June 9, 2006, our shareholders approved our amended and restated Bye-laws which will become effective upon the closing of this offering. The following description assumes that those Bye-laws have become effective.
Voting Common Shares
       As of June 1, 2006, there were 13,954,993 voting common shares outstanding. Holders of our voting common shares have no pre-emptive, redemption, conversion or sinking fund rights. The quorum required for a general meeting of shareholders is two or more persons present in person and representing in person or by proxy more than 50% of the common shares (without giving effect to the limitation on voting rights described below). Subject to the limitation on voting rights and except as set forth below, holders of common shares are entitled to one vote per share on all matters submitted to a vote of holders of common shares. Most matters to be approved by holders of common shares require approval by a simple majority of the votes cast at a meeting at which a quorum is present. Under Bermuda law, the holders of 75% of the common shares present in person or by proxy at a meeting at which a quorum is present and voting thereon (after giving effect to the limitation on voting rights) must generally approve a merger or amalgamation with another company. In addition, under Bermuda law, the holders of 75% of the common shares present in person or by proxy and voting thereon (after giving effect to the limitation on voting rights) at a meeting at which a quorum is present, must approve a discontinuation of our company from Bermuda to another jurisdiction.
       In the event of a liquidation, dissolution or winding-up of our company, the holders of our common shares are entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities. Upon completion of this offering, all outstanding common shares will be fully paid and nonassessable. Authorized but unissued shares may, subject to any rights attaching to existing shares, be issued at any time and at the discretion of the board of directors without the approval of the shareholders with such rights, preferences and limitations as the board of directors may determine.
       Voting common shares shall not be convertible into non-voting common shares, except that if a Goldman Sachs Fund or any affiliate thereof owns directly, by attribution or constructively any common shares, all voting common shares owned directly, by attribution and constructively by such fund or any affiliate thereof shall convert into non-voting common shares. Such non-voting common shares shall revert to being voting common shares after the date they are no longer owned by such fund or its affiliates. Upon our request, each such fund or affiliate must timely identify all shares subject to the application of the foregoing rules.

Non-Voting Common Shares
       As of June 1, 2006, there were 36,207,849 non-voting common shares in issue. Holders of our non-voting common shares have the same rights as the holders of common shares, except that (unless otherwise granted a vote according to the provisions of the Companies Act) they have no right to vote on any matters put before the shareholders. If holders of our non-voting common shares are entitled to vote on corporate matters under the Companies Act, those holders may cast votes corresponding with their shares in proportion to the votes cast by holders of our voting common shares for, against or abstaining from any resolution.
       At the present time, we have no intention to issue additional non-voting common shares except in the event a stock dividend or other distribution in kind is declared on outstanding non-voting common shares.
Preferred Shares
       Pursuant to the Bye-laws and Bermuda law, the board of directors by resolution may establish one or more series of preferred shares in such number and having such designations, relative voting rights, dividend rates, liquidation and other rights, preferences, policies and limitations as may be fixed by the board of directors without any further shareholder approval. Such rights, preferences, powers and limitations as may be established could also have the effect of discouraging an attempt to obtain control of us. As of the date of this prospectus, no preference shares have been issued.
Limitation on Voting Rights
       Each voting common share has one vote on a poll of the shareholders, except that, if and for as long as (i) the number of controlled shares (as described below) of any person would constitute 10% or more of the total combined voting power of all classes our shares, as determined under Treasury Regulations (after giving effect to any prior reduction in voting power as described below), and (ii) if such person is a U.S. person, it owns directly or through non-U.S. entities any of our shares, such person’s controlled shares, regardless of the identity of their registered holder, will confer a number of votes as determined by the following formula:
((T - C) ÷ 9) - 1

Where: (1)	“T” is the aggregate number of votes conferred by all of our issued shares immediately prior to the application of the formula with respect to such controlled shares, adjusted to take into account each reduction in such aggregate number of votes that results from a prior reduction in the exercisable votes conferred by any controlled shares pursuant to the sequencing provision as at the same date;

(2)	“C” is the aggregate number of votes conferred by controlled shares attributable to such person. “Controlled shares” of any person means all voting shares (i) owned or with respect to persons who are U.S. persons deemed owned by application of the attribution and constructive ownership rules of Sections 958(a) and 958(b) of the Code by that person, or (ii) beneficially owned directly or indirectly within the meaning of Section 13(d)(3) of the Exchange Act and the rules and regulations thereunder other than Excluded Controlled Shares (as defined below).
       The formula will be applied successively as many times as may be necessary to ensure that no person (except a U.S. person who does not own any of our shares directly or through non-U.S. entities) will be a 10% shareholder at any time (the “sequencing provision”). For the purposes of determining the votes exercisable by shareholders as at any date, the formula will be applied to the controlled shares of each person in declining order based on the respective numbers of controlled shares attributable to each person. Thus, the formula will be applied first to the shares held by the person to whom the largest number of controlled shares are attributable and thereafter sequentially with respect to the controlled shares of the person with the next largest number of controlled shares. In each case, calculations are made on the basis of the aggregate number of votes conferred by the issued voting common shares as of that date, as reduced by the prior application of the formula to any controlled shares of any person as of that date. “10% shareholder” means a person who owns, in the aggregate, (1) directly, (2) with respect to persons who are U.S. persons, by application of the attribution and constructive ownership rules of Sections 958(a) and 958(b) of the Code or (3) beneficially, directly or indirectly within the meaning of Section 13(d)(3) of the Exchange Act, issued or issuable shares of our company representing 10% or more of the total combined voting rights attaching to the issued common shares and the issued shares of any other class or classes of shares of the Company other than, with respect to clause (3), the shares owned by a bank, broker, dealer or investment adviser which does not have or exercise the power to vote those shares and which has only passive investment intent as reflected in its ability to file beneficial ownership reports on Schedule 13G under the Exchange Act with respect to the common shares it holds (known as “Excluded Controlled Shares”).
       The directors are empowered to require any shareholder to provide information as to that shareholder’s legal or beneficial share ownership, the names of persons having beneficial ownership of the shareholder’s shares, relationships with other shareholders or persons or any other facts the directors may deem relevant to a determination of the number of controlled shares attributable to any person. The directors may disregard the votes attached to shares of any holder failing to respond to that type of request or submitting incomplete or untrue information.
       The directors retain certain discretion to make any final adjustments to the aggregate number of votes attaching to the shares of any shareholder that they consider fair and reasonable in all the circumstances to ensure that no person will be a 10% shareholder at any time.
Restrictions on Transfer
       The Bye-laws contain several provisions restricting the transferability of common shares. The directors are required to decline to register a transfer of common shares (including a conversion into voting shares) if they have reason to believe that the result of that transfer would be to cause (1) any U.S. person to become a 10% shareholder (as determined without giving effect to any adjustments to voting rights discussed under “Limitation on Voting Rights” above) other than a person who does not own any of our shares directly or through non-U.S. entities, (2) any of AIG, Chubb or the Goldman Sachs Funds (collectively referred to in this prospectus as the founders), any affiliate of a founder or any person to whom shares owned by a founder are attributed by reason of the ownership of person by such founder, to own (after taking into account the founder back-attribution convention), directly, through non-U.S. entities or constructively under the Code, a greater percentage of the common shares and our shares of any other class or classes as determined by the proportionate value of such shares the greater of (x) 9.99% and (y) the percentage of shares than such person owned as of the effective date of the Bye-laws (other than as a result of any affiliate of a Goldman Sachs Fund holding shares as an underwriter, market maker, broker, dealer or investment adviser, up to 24.5%), or (3) any U.S. person, other than a founder, to own directly, through non-U.S. entities or constructively under the Code, 10% or more of common shares and our shares of any other class or classes as determined by the aggregate value of such shares. Similar restrictions apply to our ability to issue or repurchase shares.
       In applying the constructive ownership rules of Section 958(b) of the Code for purposes of the restrictions described in the preceding paragraph, the rules of Section 318(a)(3) and U.S. Treasury Regulations 1.958-2(d) will only apply with respect to the founders and their affiliates to the extent that the rules would attribute to a founder or its affiliate the shares owned (directly or by application of the constructive and indirect ownership rules of Sections 958(a) and 958(b) of the Code) by (1) a person that owns 25% or more of one of such founder, by vote or value, or (2) an affiliate of one of such founder. This is known as the “founder back-attribution convention.”
       The directors (or their designee), in their absolute discretion, may also decline to register the transfer of any shares (including a conversion into voting shares) if they have reason to believe that (1) the transfer could expose us or any of our subsidiaries, any shareholder or any person ceding insurance to us or to any of our subsidiaries, to, or materially increase the risk of, material adverse tax or regulatory treatment in any jurisdiction or (2) the transfer is required to be registered under the Securities Act or under the securities laws of any state of the United States or any other jurisdiction, and that requirement has not been complied with.
       We are authorized to request information from any holder or prospective acquiror of shares as necessary to give effect to the transfer, conversion, issuance and repurchase restrictions described above, and may decline to effect that transaction if complete and accurate information is not received as requested.
       Conyers Dill & Pearman, our Bermuda counsel, has advised us that, while the precise form of the restrictions on transfer contained in the Bye-laws is untested, as a matter of general principle, restrictions on transfers are enforceable under Bermuda law and are not uncommon. A proposed transferee will be permitted to dispose of any shares purchased that violate the restrictions and as to the transfer of which registration is refused. The transferor of those shares will be deemed to own the shares for dividend, voting and reporting purposes until a transfer of the shares has been registered on our register of members.
       If the directors refuse to register a transfer for any reason, they must notify the proposed transferor and transferee within 30 days of such refusal.
       The directors may designate our company’s Chief Executive Officer to exercise his authority to decline to register transfers or to limit voting rights as described above, or to take any other action, for as long as that officer is also a director.
       The restrictions on transfer described above will not be imposed in a way that would interfere with the settlement of trades or transactions in the common shares entered into or through the New York Stock Exchange. However, our directors may decline to register transfers in accordance with the Bye-laws after a settlement has taken place.
Directors of Non-U.S. Subsidiaries
       Under the Bye-laws, the board of directors of Allied World Assurance Company, Ltd must consist only of persons who have been elected as directors of Allied World Assurance Company Holdings, Ltd. The total number of directors of Allied World Assurance Company, Ltd must be equal to the total number of directors of Allied World Assurance Company Holdings, Ltd. The directors of Allied World Assurance Company, Ltd must be organized into the same classes as the directors of Allied World Assurance Company Holdings, Ltd.
       The board of directors of each other non-U.S. subsidiary of Allied World Assurance Company Holdings, Ltd must consist only of persons approved by our shareholders as persons eligible to be elected as directors of such subsidiary (subject to the limitations on voting rights discussed under “Description of Our Capital Stock — Limitation on Voting Rights”).
Bye-laws
       Our Bye-laws provide for our corporate governance, including the establishment of share rights, modification of those rights, issuance of share certificates, calls on shares which are not fully paid, forfeiture of shares, the transfer of shares, alterations to capital, the calling and conduct of general meetings, proxies, the appointment and removal of directors, conduct and powers of directors, the payment of dividends, the appointment of an auditor and our winding-up. Our Bye-laws provide that the board of directors shall consist of at least seven directors, as may be increased from time to time by resolution of the Board up to a maximum of 13 directors. The board of directors will be divided into approximately three equal classes, with the Class I directors having an initial term expiring at our 2006 annual general meeting, the Class II directors having an initial term expiring at our 2007 annual general meeting, and the Class III directors having an initial term expiring at our 2008 annual general meeting. After the expiration of their initial term, the term of each class of directors elected will be three years. See “Management — Directors.” A director may only be removed before the expiration of that director’s term at a special meeting of shareholders called for that purpose. Directors may only be removed for cause. In addition, our Bye-laws require any written action of our shareholders to be unanimous. See the discussion relating to anti-takeover provisions in our Bye-laws in “Risk Factors — Risks Relating to This Offering and Ownership of Our Common Shares.”
       Our Bye-laws also provide that if our board of directors in its absolute discretion determines that share ownership by any shareholder may (i) result in adverse regulatory or legal consequences or (ii) result in, or materially increase the risk of, material adverse tax consequences, to us, any of our subsidiaries or any other shareholder, then we will have the option, but not the obligation, to repurchase all or part of the shares held by that shareholder to the extent our board of directors determines it is necessary or advisable to avoid or cure any adverse or potential adverse consequences. The fair market value will paid for the shares.
Transfer Agent
       We have selected Continental Stock Transfer & Trust Company to act as our registrar and transfer agent for all common shares.
Differences in Corporate Law
       The Companies Act, which applies to us, differs in certain material respects from laws generally applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant provisions of the Companies Act (including modifications adopted pursuant to the Bye-laws) applicable to us, which differ in certain respects from provisions of Delaware corporate law, which is the law that governs many U.S. public companies. The following statements are summaries, and do not purport to deal with all aspects of Bermuda law that may be relevant to us and our shareholders.
Interested Directors
       Under Bermuda law and the Bye-laws, a transaction entered into by us, in which a director has an interest, will not be voidable by us, and such director will not be liable to us for any profit realized pursuant to such transaction, provided the nature of the interest is disclosed at the first opportunity at a meeting of directors, or in writing to the directors. In addition, the Bye-laws allow a director to be taken into account in determining whether a quorum is present and to vote on a transaction in which the director has an interest following a declaration of the interest pursuant to the Companies Act, provided that the director is not disqualified from doing so by the chairman of the meeting. Under Delaware law, a transaction of that nature would not be voidable if (1) the material facts as to the interested director’s relationship or interests are disclosed or are known to the board of directors and the board of directors in good faith authorized the transaction by the affirmative vote of a majority of the disinterested directors, (2) the material facts as to the director’s relationship or interest as to the transaction are disclosed or are known to the shareholders entitled to vote on the transaction and the transaction is specifically approved in good faith by vote of the shareholders or (3) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee of the board of directors or the shareholders. Under Delaware law, the interested director could be held liable for a transaction in which a director derived an improper personal benefit.
Mergers and Similar Arrangements
       The amalgamation of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation agreement to be approved by the company’s board of directors and by its shareholders. Unless the company’s bye-laws provide otherwise, the approval of 75% of the shareholders voting at such meeting is required to approve the amalgamation agreement, and the quorum for such meeting must be two persons holding or representing more than one-third of the issued shares of the company.
       Under Bermuda law, in the event of an amalgamation of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of notice of the shareholders meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares.
       Under Delaware law, with certain exceptions, a merger, consolidation or sale of all or substantially all of the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. Under Delaware law, a shareholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which that shareholder may receive cash in the amount of the fair market value of the shares held by that shareholder (as determined by a court) in lieu of the consideration the shareholder would otherwise receive in the transaction. Delaware law does not provide shareholders of a corporation with voting or appraisal rights when the corporation acquires another business through the issuance of its stock or other consideration (1) in exchange for the assets of the business to be acquired, (2) in exchange for the outstanding stock of the corporation to be acquired, (3) in a merger of the corporation to be acquired with a subsidiary of the acquiring corporation or (4) in a merger in which the corporation’s certificate of incorporation is not amended and the corporation issues less than 20% of its common shares outstanding prior to the merger.
Takeovers
       Under Bermuda law an acquiring party is generally able to acquire compulsorily the common shares of minority holders in the following ways:

•	By a procedure under the Companies Act known as a “scheme of arrangement”. A scheme of arrangement could be effected by obtaining the agreement of the company and of holders of common shares, representing in the aggregate a majority in number and at least 75% in value of the common shareholders present and voting at a court ordered meeting held to consider the scheme or arrangement. The scheme of arrangement must then be sanctioned by the Bermuda Supreme Court. If a scheme of arrangement receives all necessary agreements and sanctions, upon the filing of the court order with the Registrar of Companies in Bermuda, all holders of common shares could be compelled to sell their shares under the terms of the scheme or arrangement.

•	If the acquiring party is a company it may compulsorily acquire all the shares of the target company, by acquiring pursuant to a tender offer 90% of the shares or class of shares not already owned by, or by a nominee for, the acquiring party (the offeror), or any of its subsidiaries. If an offeror has, within four months after the making of an offer for all the shares or class of shares not owned by, or by a nominee for, the offeror, or any of its subsidiaries, obtained the approval of the holders of 90% or more of all the shares to which the offer relates, the offeror may, at any time within two months beginning with the date on which the approval was obtained, require by notice any nontendering shareholder to transfer its shares on the same terms as the original offer. In those circumstances, nontendering shareholders will be compelled to sell their shares unless the Supreme Court of Bermuda (on application made within a one-month period from the date of the offeror’s notice of its intention to acquire such shares) orders otherwise.

•	Where one or more parties holds not less than 95% of the shares or a class of shares of a company, such holder(s) may, pursuant to a notice given to the remaining shareholders or class of shareholders, the shares of such remaining shareholders or class of shareholders. When this notice is given, the acquiring party is entitled and bound to acquire the shares of the remaining shareholders on the terms set out in the notice, unless a remaining shareholder, within one month of receiving such notice, applies to the Supreme Court of Bermuda for an appraisal of the value of their shares. This provision only applies where the acquiring party offers the same terms to all holders of shares whose shares are being acquired.

       Delaware law provides that a parent corporation, by resolution of its board of directors and without any shareholder vote, may merge with any subsidiary of which it owns at least 90% of the outstanding shares of each class of capital stock. Upon a merger of that type, dissenting shareholders of the subsidiary would have appraisal rights.
Shareholders’ Suits
       Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or Bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.
       When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.
       Our Bye-laws contain a provision by virtue of which our shareholders waive any claim or right of action that they have, both individually and on our behalf, against any director or officer in relation to any action or failure to take action by such director or officer, except in respect of any fraud or dishonesty of such director or officer.
Indemnification of Directors
       Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favour or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Companies Act.
       We have adopted provisions in our Bye-laws that provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. Our Bye-laws provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of the company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. We have purchased and maintain a directors’ and officers’ liability policy for such a purpose.
       Under Delaware law, a corporation may indemnify a director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of his or her position (1) if the director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and (2) with respect to any criminal action or proceeding, if the director or officer had no reasonable cause to believe his conduct was unlawful.
Inspection of Corporate Records
       Members of the general public have a right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include the company’s memorandum of association, including its objects and powers, and certain alterations to the memorandum of association. The shareholders have the additional right to inspect the Bye-laws of the company, minutes of general meetings and the company’s audited financial statements, which must be presented to the annual general meeting. The register of members of a company is also open to inspection by shareholders without charge, and by members of the general public on payment of a fee. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than 30 days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside of Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.
       Delaware law permits any shareholder to inspect or obtain copies of a corporation’s shareholder list and its other books and records for any purpose reasonably related to a person’s interest as a shareholder.
Enforcement of Judgments and Other Matters
       Our Company is a Bermuda company and it may be difficult for investors to enforce judgments against it or its directors and executive officers.
       We are incorporated pursuant to the laws of Bermuda and our business is based in Bermuda. In addition, certain of our directors and officers reside outside the United States, and all or a substantial portion of our assets and the assets of such persons are located in jurisdictions outside the United States. As such, it may be difficult or impossible to effect service of process within the United States upon us or those persons or to recover against us or them on judgments of U.S. courts, including judgments predicated upon civil liability provisions of the U.S. federal securities laws.

       Further, no claim may be brought in Bermuda against us or our directors and officers in the first instance for violation of U.S. federal securities laws because these laws have no extraterritorial jurisdiction under Bermuda law and do not have force of law in Bermuda. A Bermuda court may, however, impose civil liability, including the possibility of monetary damages, on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law.
       We have been advised by Conyers Dill & Pearman, our Bermuda counsel, that there is doubt as to whether the courts of Bermuda would enforce judgments of U.S. courts obtained in actions against us or our directors and officers, as well as the experts named herein, predicated upon the civil liability provisions of the U.S. federal securities laws or original actions brought in Bermuda against us or such persons predicated solely upon U.S. federal securities laws. Further, we have been advised by Conyers Dill & Pearman that there is no treaty in effect between the United States and Bermuda providing for the enforcement of judgments of U.S. courts. Some remedies available under the laws of U.S. jurisdictions, including some remedies available under the U.S. federal securities laws, may not be allowed in Bermuda courts as contrary to that jurisdiction’s public policy. Because judgments of U.S. courts are not automatically enforceable in Bermuda, it may be difficult for investors to recover against us based upon such judgments.

SHARES ELIGIBLE FOR FUTURE SALE
       After completion of this offering we will have 58,962,842 common shares outstanding (60,282,842 common shares if the underwriters exercise their over-allotment option in full), of which our current shareholders will continue to hold 50,162,842 shares. In addition, 6,000,000 common shares have been reserved for issuance pursuant to the Allied World Assurance Company Holdings, Ltd Amended and Restated 2001 Employee Stock Option Plan (which we refer to as the stock option plan), the Allied World Assurance Company Holdings, Ltd Amended and Restated 2004 Stock Incentive Plan (which we refer to as the stock incentive plan) and the Allied World Assurance Company Holdings, Ltd Long-Term Incentive Plan (which we refer to as the LTIP). As of June 1, 2006, 1,205,194 common shares will be issuable upon exercise of options granted to employees under the stock option plan and 214,714 common shares will be issuable upon the vesting of restricted stock units granted to our directors and employees under the stock incentive plan. There have been no issuances to date under the LTIP. Moreover, 5,500,000 shares have been reserved for issuance pursuant to warrants granted to our principal shareholders. All the 8,800,000 common shares registered in this offering (10,120,000 common shares if the underwriters exercise the over-allotment option in full) will be freely transferable without restriction or further registration under the Securities Act unless such shares are purchased by “affiliates.” Under the Securities Act, an “affiliate” is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with an issuer. The remaining 50,162,842 common shares outstanding after this offering, including the common shares that our current shareholders continue to hold, will be “restricted securities” within the meaning of Rule 144 under the Securities Act. Subject to the 180-day “lock-up” agreements described below, holders of restricted shares will be entitled to sell those shares in the public market if they qualify for an exemption from registration under Rule 144, including Rule 144(k), or any other applicable exemption under the Securities Act.
       In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least one year, including an “affiliate” of the issuer, is entitled to sell, within any three-month period, that number of shares that does not exceed the greater of 1% of the then-outstanding shares of the same class (all common shares in the case of our company) or the average weekly trading volume of the then-outstanding shares of that class during the four calendar weeks preceding the date on which notice of each related sale is filed with the SEC. Sales pursuant to Rule 144 are subject to certain requirements as to manner of sale, notice and availability of current information about the issuer for at least 90 days prior to any sale of that type. Under Rule 144(k), a person who is not deemed to be (and during the three months preceding the sale was not) an “affiliate” of the issuer, and whose shares were not acquired by it or any prior holder from the issuer or any “affiliate” thereof during the two years preceding the proposed sale, is entitled to sell those shares under Rule 144 without regard to the resale volume and other limitations described above. Persons eligible to sell their shares under Rule 144(k) may sell their shares immediately upon completion of this offering.
       Our company, our officers and directors, and our principal shareholders (who own an aggregate of 31,025,611 common shares) have agreed with the underwriters not to dispose of or hedge any of the common shares or securities convertible into or exchangeable for common shares (other than, in the case of our company only, pursuant to existing option plans or upon the conversion or exchange of convertible or exchangeable securities outstanding on the date of the underwriting agreement) during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the underwriters.
       The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period the company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, the company announces that it will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.
       In addition, our principal shareholders will hold certain registration rights relating to the remaining shares, which rights may be exercised following the 180-day period described above. See the discussion of registration rights that we granted certain original shareholders in “Certain Relationships and Related Party Transactions — Registration Rights.”
       We expect to provide for Securities Act registration of shares currently held or acquired by employees pursuant to options provided by us (including the 6,000,000 common shares specified above), so that the shares may be sold into the public market from time to time.
       Prior to the date of this prospectus, there has been no public market for the common shares. Trading of the common shares is expected to commence on the New York Stock Exchange following the completion of this offering. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of common shares, or the perception that those sales could occur, could adversely affect prevailing market prices of the common shares.
CERTAIN TAX CONSIDERATIONS
       The following is a summary of certain tax considerations relating to our company and the holders of common shares based on current law. There may be legislative, judicial or administrative changes in the future that could affect the tax consequences described below, potentially with retroactive effect. The statements as to U.S. federal income tax law set forth below represent the opinion of Willkie Farr & Gallagher LLP, our U.S. legal counsel, as to such tax laws (subject to the qualifications and assumptions set forth in such statements). The statements as to Bermuda tax law set forth below represent the opinion of Conyers Dill & Pearman, our Bermuda legal counsel, as to such tax laws (subject to the qualifications and assumptions set forth in such statements).The statements as to U.K. tax law set forth below represent the legal opinion of Norton Rose, our U.K. legal counsel, as to such tax laws (subject to qualifications and assumptions set forth in such statements). The statements as to Irish tax law set forth below represent the legal opinion of William Fry Tax Advisers Limited, our Irish legal counsel, as to such tax laws (subject to qualifications and assumptions set forth in such statements). The statements as to our beliefs, expectations and views do not represent our legal opinion or that of our counsel. Our counsel have not made any independent factual or accounting determinations, including determinations concerning the amount of RPII, the reasonableness of our reserves or the relationships among shareholders, insureds and others. Additionally, for these purposes, statements as to the future actions of and intent of our company are not, and should not be taken to be, advice of counsel.
Taxation of Our Companies
Bermuda
       Under current Bermuda law, there is no income tax, withholding tax, capital gains tax or capital transfer tax payable by Allied World Assurance Company Holdings, Ltd, Allied World Assurance Company, Ltd or Allied World Assurance Holdings (Ireland) Ltd. Allied World Assurance Company Holdings, Ltd, along with Allied World Assurance Company, Ltd and Allied World Assurance Holdings (Ireland) Ltd, have received from the Bermuda Minister of Finance an assurance under The Exempted Undertakings Tax Protection Act, 1966 of Bermuda, to the effect that if any legislation imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, is enacted, that tax will not be applicable to Allied World Assurance Company Holdings, Ltd., Allied World Assurance Company, Ltd, Allied World Assurance Holdings (Ireland) Ltd or any of their operations or the shares, debentures or other obligations of our company, Allied World Assurance Company, Ltd or Allied World Assurance

Holdings (Ireland) Ltd, until March 28, 2016. This assurance is subject to the proviso that it is not construed so as to prevent the application of any tax or duty to persons that are ordinarily resident in Bermuda (our company, Allied World Assurance Company, Ltd and Allied World Assurance Holdings (Ireland) Ltd are not currently resident in Bermuda) or to prevent the application of any tax payable in accordance with the provisions of The Land Tax Act 1967 of Bermuda or otherwise payable in relation to the property leased to our company, Allied World Assurance Company, Ltd or Allied World Assurance Holdings (Ireland) Ltd. We, along with Allied World Assurance Company, Ltd and Allied World Assurance Holdings (Ireland) Ltd, under current rates, each pay annual Bermuda government fees of $27,825, $5,610 and $1,780, respectively, and Allied World Assurance Company, Ltd currently pays annual insurance fees of $55,000.
U.S. Taxation of our Non-U.S. Companies
U.S. Trade or Business
       We believe that the non-U.S. companies have operated and will operate their respective businesses in a manner that will not cause them to be subject to U.S. federal tax (other than U.S. withholding and excise taxes discussed below) on the basis that none of them is engaged in a U.S. trade or business. However, there are no definitive standards under current law as to those activities that constitute a U.S. trade or business and the determination of whether a non-U.S. company is engaged in a U.S. trade or business is inherently factual. Therefore, we cannot assure you that the IRS will not contend that a non-U.S. company is engaged in a U.S. trade or business. If any of the non-U.S. companies is engaged in a U.S. trade or business and does not qualify for benefits under the applicable income tax treaty such company will be subject to U.S. federal income taxation at regular corporate rates on its premium income from U.S. sources and investment income that is effectively connected with its U.S. trade or business. In addition, U.S. federal branch profits tax at the rate of 30% will be imposed on the earnings and profits attributable to such income. All of the premium income from U.S. sources and a significant portion of investment income of such company, as computed under Section 842 of the Code, requiring that a foreign company carrying on a U.S. insurance or reinsurance business have a certain minimum amount of effectively connected net investment income, determined in accordance with a formula that depends, in part, on the amount of U.S. risks insured or reinsured by such company, may be subject to U.S. federal income and branch profits taxes.
       The Bermuda insurance subsidiary will not qualify for the benefits of the United States-Bermuda tax treaty if (1) 50% or less of its stock is beneficially owned, directly or indirectly, by individuals who are U.S. citizens or residents or Bermuda residents or (2) its income is used in substantial part, directly or indirectly, to make disproportionate distributions to, or to meet certain liabilities to, persons who are neither Bermuda residents nor U.S. citizens or residents. The latter limitation could apply, inter alia, if we pay an amount of premiums for ceded reinsurance to such persons that is substantial in relation to our gross premiums. While we cannot give you any assurance, based upon our anticipated share ownership following this offering, and based upon the conduct of our business in Bermuda, we believe that we will be eligible for benefits under the United States-Bermuda tax treaty. However, because of the factual nature of determining eligibility for treaty benefits, which is subject to future change as facts develop, there can be no assurance that our Bermuda insurance subsidiary will qualify for the treaty benefits or that we will be able to establish such qualification to the satisfaction of the U.S. tax authorities. If the Bermuda insurance subsidiary is engaged in a U.S. trade or business and qualifies for benefits under the treaty, U.S. federal income taxation of such subsidiary will depend on whether (i) it maintains a U.S. permanent establishment and (ii) the relief from taxation under the treaty generally extends to non-premium income. We believe that the Bermuda insurance subsidiary has operated and will operate its business in a manner that will not cause it to maintain a U.S. permanent establishment. However, the determination of whether an insurance company maintains a U.S. permanent establishment is inherently factual. Therefore, we cannot assure you that the IRS will not successfully assert that the

Bermuda insurance subsidiary maintains a U.S. permanent establishment. In such case, the subsidiary will be subject to U.S. federal income tax at regular corporate rates and branch profit tax at the rate of 30% with respect to its income attributable to the permanent establishment. Furthermore, although the provisions of the treaty clearly apply to premium income, it is uncertain whether they generally apply to other income of a Bermuda company. Therefore, if the Bermuda insurance subsidiary is engaged in a U.S. trade or business, qualifies for benefits under the treaty and does not maintain a U.S. permanent establishment, but the treaty is interpreted not to apply to income other than premium income, such subsidiary will be subject to U.S. federal income and branch profits taxes on its investment and other non-premium income as described in the preceding paragraph.
       Allied World Assurance Holdings (Ireland) Ltd and our Irish companies will qualify for the benefits of the Ireland-United States tax treaty if the conditions for such qualification discussed under “U.S. Taxation of Our U.S. Subsidiaries” (subject to the qualifications and assumptions set forth therein) are satisfied for each such company. If any of such companies is engaged in a U.S. trade or business and qualifies for benefits under the Ireland-United States income tax treaty, U.S. federal income taxation of such company will depend on whether it maintains a U.S. permanent establishment. We believe that each such company has operated and will operate its business in a manner that will not cause it to maintain a U.S. permanent establishment. However, the determination of whether a non-U.S. company maintains a U.S. permanent establishment is inherently factual. Therefore, we cannot assure you that the IRS will not successfully assert that any of such companies maintains a U.S. permanent establishment. In such case, the company will be subject to U.S. federal income tax at regular corporate rates and branch profit tax at the rate of 5% with respect to its income attributable to the permanent establishment.
       U.S. federal income tax, if imposed, will be based on effectively connected or attributable income of a non-U.S. company computed in a manner generally analogous to that applied to the income of a U.S. corporation, except that all deductions and credits claimed by a non-U.S. company in a taxable year can be disallowed if the company does not file a U.S. federal income tax return for such year. Penalties may be assessed for failure to file such return. None of our non-U.S. companies filed U.S. federal income tax returns for 2002 and 2001 taxable years. However, we have filed protective U.S. federal income tax returns on a timely basis for each non-U.S. company for 2003 and intend to file such returns for subsequent years in order to preserve our right to claim tax deductions and credits in such years if any of such companies is determined to be subject to U.S. federal income tax.
U.S. Withholding Tax
       Non-U.S. companies not engaged in a U.S. trade or business are nonetheless subject to U.S. federal withholding tax at a rate of 30% of the gross amount of specified “fixed or determinable annual or periodical gains, profits and income” (such as dividends and certain interest on investments) derived from sources within the United States, subject to exemptions under the Code and reduction by the Ireland-United States income treaty with respect to Allied World Assurance Holdings (Ireland) Ltd and our Irish companies to the extent they are eligible for the treaty benefits. Income realized with respect to our investments may be subject to such tax.
U.S. Excise Tax
       The United States also imposes a federal excise tax on insurance and reinsurance premiums paid to our non-U.S. insurance subsidiaries with respect to risks located in the United States. The rates of tax applicable to premiums paid to our non-U.S. insurance subsidiaries are currently 4% of gross directly-written property or casualty insurance premiums and 1% of gross reinsurance premiums.

Risk Distribution
       Statements as to U.S. federal tax set forth in this summary are predicated on our insurance and reinsurance arrangements, including such arrangements with affiliates of our principal shareholders and with our U.S. subsidiaries, qualifying as “insurance” for U.S. federal tax purposes. Recently, the IRS published Revenue Ruling 2005-40 (the “Ruling”), which addresses the requirement of adequate risk distribution among insureds in order for a primary insurance arrangement to constitute insurance for U.S. federal income tax purposes. If, under the principles set forth in the Ruling, the IRS successfully contends that our insurance or reinsurance arrangements do not provide for adequate risk distribution, we and our shareholders could be subject to material adverse U.S. federal income tax consequences, possibly including the following: (i) amounts paid to date and hereafter by our U.S. subsidiaries and other insured and reinsured with respect to risks located in the United States to our non-U.S. insurance subsidiaries potentially are subject to a 30% withholding tax, (ii) the United States-Bermuda tax treaty does not apply, thus increasing the risk of U.S. federal income taxation of our non-U.S. insurance subsidiaries, (iii) the gross income of the U.S. subsidiaries is not reduced by the amount of “premiums” paid to our non-U.S. insurance subsidiaries. Such an outcome could negatively impact our financial condition and results of operations. You are urged to consult your own tax advisor as to the potential application of the Ruling to us, its potential tax implications to you and possible impact on the value of common shares. See also “— U.S. Taxation of Holders — U.S. Holders — Passive Foreign Investment Companies.”
U.S. Taxation of Our U.S. Subsidiaries
       Our U.S. subsidiaries are organized in the United States and are fully subject to U.S. federal, state and local taxes on their income. Furthermore, dividends paid by our U.S. subsidiaries to their direct parent, Allied World Assurance Holdings (Ireland) Ltd, are subject to U.S. withholding tax of 5%, assuming that Allied World Assurance Holdings (Ireland) Ltd is eligible for benefits under the United States-Ireland income tax treaty. In general, Allied World Assurance Holdings (Ireland) Ltd will be eligible for such benefits if (1) at least 50 percent of its shares, measured by vote or value, are owned directly or indirectly by other persons eligible for benefits under the treaty or by residents or citizens of the United States and (2) deductible amounts paid or accrued by Allied World Assurance Holdings (Ireland) Ltd to persons other than persons eligible for benefits under the treaty or residents or citizens of the United States (but not including certain arm’s length payments made in the ordinary course of business) do not exceed 50 percent of the gross income of Allied World Assurance Holdings (Ireland) Ltd. Based upon our anticipated share ownership following this offering and based upon the conduct of our business in Ireland, we believe that Allied World Assurance Holdings (Ireland) Ltd will be eligible for benefits under the United States-Ireland income tax treaty. However, because of the factual nature of determining eligibility for treaty benefits, which is subject to future change as facts develop, there can be no assurance that Allied World Assurance Holdings (Ireland) Ltd will qualify for treaty benefits or that we will be able to establish such qualification to the satisfaction of the U.S. tax authorities.
       Our U.S. subsidiaries reinsure a substantial portion of their insurance policies with Allied World Assurance Company, Ltd. While we believe that the terms of these reinsurance arrangements are arm’s length, we cannot assure you that the IRS will not successfully assert that the payments made by the U.S. subsidiaries with respect to such arrangements exceed arm’s length amounts. In such case, our U.S. subsidiaries will be treated as realizing additional income that may be subject to additional U.S. income tax, possibly with interest and penalties. Such excess amount may be also deemed distributed as dividends to the direct parent of the U.S. subsidiaries, Allied World Assurance Holdings (Ireland) Ltd, in which case this deemed dividend will also be subject to a U.S. federal withholding tax of 5%, assuming that the parent is eligible for benefits under the United States — Ireland income tax treaty (or a withholding tax of 30% if the parent is not so eligible). If any of these

U.S. taxes is imposed, our financial condition and results of operations could be materially adversely affected.
       Furthermore, if the IRS successfully contends that our insurance or reinsurance arrangements do not provide for adequate risk distribution under the principles set forth in the Ruling, as discussed under “— Taxation of Our Non-U.S. Companies — United States — Risk Distribution,” the amounts paid to date and hereafter by our U.S. subsidiaries and other insured and reinsured with respect to risks located in the United States to our non-U.S. insurance subsidiaries potentially are subject to a 30% withholding tax, and the gross income of the U.S. subsidiaries is not reduced by the amount of “premiums” paid to our non-U.S. insurance subsidiaries. Such an outcome could have material adverse U.S. federal income tax consequences to our U.S. subsidiaries.
       The tax treatment of foreign insurance companies and their U.S. insurance subsidiaries has been the subject of Congressional discussion and legislative proposals. There can be no assurance that future legislative action will not increase the amount of U.S. tax payable by our non-U.S. companies or our U.S. subsidiaries.
United Kingdom
       None of our companies are incorporated in the United Kingdom. Accordingly, none of our companies should be treated as being resident in the United Kingdom for corporation tax purposes unless our central management and control of any such company is exercised in the United Kingdom. The concept of central management and control is indicative of the highest level of control of a company, which is wholly a question of fact. Each of our companies currently intend to manage our affairs so that none of our companies are resident in the United Kingdom for tax purposes.
       The rules governing the taxation of foreign companies operating in the United Kingdom through a branch or agency were amended by the Finance Act 2003. The current rules apply to the accounting periods of non-U.K. resident companies which start on or after January 1, 2003. Accordingly, a non-U.K. resident company will only be subject to U.K. corporation tax if it carries on a trade in the United Kingdom through a permanent establishment in the United Kingdom. In that case, the company is, in broad terms, taxable on the profits and gains attributable to the permanent establishment in the United Kingdom. Broadly a company will have a permanent establishment if it has a fixed place of business in the United Kingdom through which the business of the company is wholly or partly carried on or if an agent acting on behalf of the company habitually exercises authority in the United Kingdom to do business on behalf of the company. The maximum rate of U.K. corporation tax is currently 30% on profits of whatever description. Currently, no U.K. withholding tax applies to distributions paid by such permanent establishment.
       Each of our companies, other than Allied World Assurance Company (Reinsurance) Limited and Allied World Assurance Company (Europe) Limited (which have established branches in the United Kingdom), currently intend that we will operate in such a manner so that none of our companies, other than Allied World Assurance Company (Reinsurance) Limited and Allied World Assurance Company (Europe) Limited, carry on a trade through a permanent establishment in the United Kingdom.
       If any of our U.S. subsidiaries were trading in the United Kingdom through a branch or agency and the U.S. subsidiaries were to qualify for benefits under the applicable income tax treaty between the United Kingdom and the United States, only those profits which were attributable to a permanent establishment in the United Kingdom would be subject to U.K. corporation tax.
       Allied World Assurance Holdings (Ireland) Ltd and our Irish companies should be entitled to the benefits of the tax treaty between Ireland and the United Kingdom if they are resident in Ireland. If Allied World Assurance Holdings (Ireland) Ltd was trading in the United Kingdom through a branch or agency and it was entitled to the benefits of the tax treaty between Ireland and the United Kingdom it would only be subject to U.K. taxation on its profits which were attributable to a permanent establishment in the United Kingdom. The branches established in the United Kingdom by Allied World Assurance Company (Reinsurance) Limited and Allied World Assurance Company (Europe) Limited constitute a permanent establishment of those companies and the profits attributable to those permanent establishments are subject to U.K. corporation tax.
       The United Kingdom has no income tax treaty with Bermuda.
       There are circumstances in which companies that are neither resident in the United Kingdom nor entitled to the protection afforded by a double tax treaty between the United Kingdom and the jurisdiction in which they are resident may be exposed to income tax in the United Kingdom (other than by deduction or withholding) on the profits of a trade carried on there even if that trade is not carried on through a branch or agency but each of our companies currently intends to operate in such a manner that none of our companies will fall within the charge to income tax in the United Kingdom (other than by deduction or withholding) in this respect.
       If any of our companies were treated as being resident in the United Kingdom for U.K. corporation tax purposes, or if any of our companies, other than Allied World Assurance Company (Reinsurance) Limited and Allied World Assurance Company (Europe) Limited, were to be treated as carrying on a trade in the United Kingdom through a branch or agency or of having a permanent establishment in the United Kingdom, our results of operations and your investments could be materially adversely affected.
Ireland
       Allied World Assurance Holdings (Ireland) Ltd and our Irish companies currently intend to manage their affairs so that each of them is, and will continue to be, resident in Ireland for Irish tax purposes. Assuming that Allied World Assurance Holdings (Ireland) Ltd and our Irish companies are and will continue to be resident in Ireland for Irish tax purposes, such companies will be subject to Irish corporation tax on their worldwide income and capital gains.
       Allied World Assurance Company (Reinsurance) Limited and Allied World Assurance Company (Europe) Limited carry on a trade in the United Kingdom through branch offices. As such, profits from those branch activities would be liable to U.K. taxation and would also be liable to Irish corporation tax. A credit against the Irish corporation tax liability is available for any U.K. tax paid on such profits, subject to the maximum credit being equal to the Irish corporation tax payable on such profits.
       Income derived by our Irish companies from an Irish trade (i.e., a trade that is not carried on wholly outside of Ireland) will be subject to Irish corporation tax at the current rate of 12.5%. Other income (that is income from passive investments, income from non-Irish trades and income from certain dealings in land) will generally be subject to Irish corporation tax at the current rate of 25%. Published administrative statements of the Irish Revenue Commissioners, suggest that investment income earned by our Irish companies will be taxed in Ireland at a rate of 12.5% provided that such investments either form part of the permanent capital required by regulatory authorities, or are otherwise integral to the insurance and reinsurance businesses carried on by those companies. Other investment income earned by our Irish companies will generally be taxed in Ireland at an effective rate of 25%.
       Capital gains realized by Allied World Assurance Holdings (Ireland) Ltd and our Irish companies will generally be subject to Irish corporation tax at an effective rate of 20% except in the case of a disposal of a 5% trading subsidiary (a “substantial shareholding”) which is tax resident in the European Union or a country with which Ireland has a double tax treaty which may qualify for an exemption from capital gains tax.
       As our Irish companies are Irish tax resident companies, distributions made by such companies to Allied World Assurance Holdings (Ireland) Ltd will not be taken into account in computing the taxable income of Allied World Assurance Holdings (Ireland) Ltd. Irish withholding tax will also not apply to distributions made by any of our Irish companies to Allied World Assurance Holdings (Ireland) Ltd. Following the listing of the common shares of Allied World Assurance Company Holdings, Ltd on the New York Stock Exchange, and provided that such shares are substantially and regularly traded on that exchange, Irish withholding tax will not apply to distributions paid by Allied World Assurance Holdings (Ireland) Ltd to Allied World Assurance Company Holdings, Ltd provided Allied World Assurance Company Holdings, Ltd has made an appropriate declaration, in prescribed form, to Allied World Assurance Holdings (Ireland) Ltd prior to the distribution being made.
       None of us, other than Allied World Assurance Holdings (Ireland) Ltd and our Irish companies, will be resident in Ireland for Irish tax purposes unless the central management and control of such companies is, as a matter of fact, located in Ireland. See “Risk Factors — Risks Related to Taxation — We may be subject to Irish tax, which may have a material adverse effect on our results of operations.”
       A company not resident in Ireland for Irish tax purposes can nevertheless be subject to Irish corporation tax if it carries on a trade through a branch or agency in Ireland or capital gains tax if it disposes of certain specified assets (e.g. Irish land, minerals or mineral rights, or shares deriving the greater part of their value directly or indirectly from such assets). In such cases, the charge to Irish corporation tax is limited to trading income connected with the branch or agency, and capital gains tax is limited to capital gains on the disposal of assets used in the branch or agency which are situated in Ireland at or before the time of disposal, and capital gains arising on the disposal of specified assets, with tax imposed at the rates discussed above.
Bermuda Taxation of Holders
       Currently, there is no Bermuda income tax, withholding tax, capital gains tax, capital transfer tax, or estate or inheritance tax, payable by investors in relation to the acquisition, ownership or disposition of our common shares.
U.S. Taxation of Holders
General
       The following discussion addresses material U.S. federal income tax consequences relating to the acquisition, ownership and disposition of our common shares. It applies to you only if you acquire common shares in this offering and hold those common shares as capital assets for tax purposes. It does not discuss the tax consequences applicable to all categories of investors and does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•	a tax-exempt organization (except to the extent discussed under “U.S. Holders — UBTI of Tax-Exempt Holders”),

•	a life insurance company,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10% or more of our voting stock, except to the extent discussed under “— U.S. Holders — Classification as Controlled Foreign Corporations” and “— Dispositions of Common Shares,”

•	a person that holds common shares as part of a straddle or a hedging or conversion transaction, or

•	a U.S. holder whose functional currency is not the U.S. dollar.
       You are a U.S. holder if you are a beneficial owner of common shares and you are:

•	a citizen or resident of the United States,

•	a corporation, or other entity treated for U.S. federal income tax purposes as a corporation, in either case created or organized in or under the laws of the United States or any state thereof,

•	an estate whose income is subject to U.S. federal income tax regardless of its source, or

•	a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.
       If a partnership, or other entity classified as a partnership for U.S. federal income tax purposes, holds our common shares, the tax treatment of a partner in such partnership or a member in such entity will generally depend on the status of the partner or member and the activities of the partnership or such entity. If you are a partner of a partnership holding such common shares, you should consult your tax advisor.
       We refer to a beneficial owner of common shares that is not a U.S. person for U.S. federal income tax purposes as a “non-U.S. holder.”
       You should consult your own tax advisor regarding the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of common shares in your particular circumstances.
U.S. Holders
Distributions on Common Shares
       Under U.S. federal income tax laws, and subject to the “controlled foreign corporation” (which we refer to below as CFC) rules, the RPII rules and the passive foreign investment company (which we refer to below as PFIC) rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) is subject to U.S. federal income taxation. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15%, provided you meet certain holding period requirements. Dividends we pay with respect to the common shares generally will be qualified dividend income, provided the common shares are readily tradeable on an established securities market in the United States in the year that you receive the dividend. Dividends paid in taxable years beginning on or after January 1, 2009 will be taxed at then-applicable ordinary income rates.
       A dividend paid by us generally will not be eligible for the dividends-received deduction that is generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the common shares and thereafter as capital gain.
Classification as Controlled Foreign Corporations
       Under Section 951(a) of the Code, each “United States shareholder” of a CFC who owns shares in the CFC directly or indirectly through non-U.S. entities on the last day of the CFC’s taxable year must include in its gross income for U.S. federal income tax purposes its ratable share of the

CFC’s “subpart F income,” even if the subpart F income is not distributed. As a factual matter, we anticipate that substantially all of our income (other than the retained earnings of our U.S. subsidiaries) will be subpart F income. Under Section 951(b) of the Code, any U.S. corporation, citizen, resident or other U.S. person who owns, directly or indirectly through non-U.S. entities, or is considered to own (by application of the rules of constructive ownership set forth in Section 958(b) of the Code, generally applying to family members, partnerships, estates, trusts or controlled corporations or holders of certain options), 10% or more of the total combined voting power of all classes of stock of a non-U.S. corporation will be considered to be a “United States shareholder.” In general, a non-U.S. insurance company (such as any of our non-U.S. insurance subsidiaries) will, other than for purposes of RPII as described below, be treated as a CFC whose “United States shareholders” will be subject to the CFC rules only if those “United States shareholders” collectively own more than 25% of the total combined voting power or total value of the corporation’s stock for an uninterrupted period of 30 days or more during any tax year.
       Although our non-U.S. companies may be or become CFCs, subject to the discussion of RPII below, assuming that the Bye-laws are applied such that no U.S. person owning any of our shares directly or through non-U.S. entities owns or is considered to own 10% or more of the total combined voting power of all classes of stock of Allied World Assurance Holding, Ltd and no U.S. person owning any of our shares directly or through non-U.S. entities exercises 10% or more of the total combined voting power of Allied World Assurance Holding, Ltd, and assuming that the directors of each of Allied World Assurance Company, Ltd, Allied World Assurance Holdings (Ireland) Ltd, Allied World Assurance Company (Europe) Limited and Allied World Assurance Company (Reinsurance) Limited are elected in accordance with the requirements of such company’s bye-laws and the bye-laws of its immediate parent company, a U.S. person who acquires common shares in this offering should not be treated as a “United States shareholder” of a CFC that is required to include amounts in income under Section 951(a) of the Code with respect to our non-U.S. companies. We intend to elect the directors of each of our non-U.S. subsidiaries in accordance with the requirements of the applicable bye-laws, and we intend to apply our Bye-laws such that no U.S. person owning any of our shares directly or through non-U.S. entities owns, or is deemed to own for U.S. tax purposes, 10% or more of our company’s total combined voting power and no U.S. person owning any of our shares directly or through non-U.S. entities exercises, or is deemed to exercise for U.S. tax purposes, more than 10% of our company’s total combined voting power. However, we cannot assure that we will be successful in preventing a U.S. person from exceeding, or being deemed to exceed, these ownership and voting limitations. Accordingly, U.S. persons who hold our shares directly or through non-U.S. entities should consider the possible application of the CFC rules.
       If such rules were to apply, your ratable share of our subpart F income would be taxable to you at rates applicable to ordinary income and not at the favorable rates applicable to qualified dividend income, unless Congress or the IRS, in future action, specifically provides otherwise.
RPII Companies
       U.S. persons (including our principal U.S. shareholders) currently own and are expected to own after the completion of this offering, directly, indirectly or constructively, 25% or more of stock by vote or value of our non-U.S. insurance subsidiaries. Accordingly, under the RPII rules of the Code, U.S. persons that hold our shares directly or through non-U.S. entities will be subject to U.S. federal income taxation with respect to the RPII realized by a non-U.S. insurance subsidiary prior to the distribution of earnings attributable to such income unless:

•	direct or indirect insureds and persons related to those insureds, whether or not U.S. persons, are treated at all times during the taxable year as owning directly or indirectly less than 20% of the voting power and less than 20% of the value of the capital stock of such subsidiary,

•	gross RPII realized by such subsidiary is less than 20% of its gross insurance income for the taxable year,

•	the subsidiary elects to be taxed on its RPII as if the RPII were effectively connected with the conduct of a U.S. trade or business and to waive all treaty benefits with respect to RPII, or

•	the subsidiary elects to be treated as a U.S. corporation.
       RPII generally includes underwriting premiums and related investment income attributable to insurance or reinsurance policies with respect to which the direct or indirect insured is either a U.S. person that holds our shares directly or through non-U.S. entities or a “related person” to such U.S. person. Generally, the term “related person” for this purpose means someone who controls or is controlled by the U.S. person or someone who is controlled by the same person or persons which control the U.S. person. “Control” means the ownership of either more than 50% in value or more than 50% in voting power of stock directly, indirectly or constructively, applying the indirect and constructive ownership rules similar to the rules of Section 958 of the Code. A corporation’s pension plan is ordinarily not a “related person” with respect to the corporation unless the pension plan owns, directly, indirectly or constructively more than 50%, measured by vote or value, of the stock of the corporation.
       Our non-U.S. insurance subsidiaries insure or reinsure and may insure or reinsure after the completion of this offering, directly and through our U.S. subsidiaries, our shareholders (including principal shareholders) and persons related to such shareholders, as described in “Certain Relationships and Related Party Transactions — Certain Business Relationships.” Such shareholders currently own and may own after the completion of the offering 20% or more of the value of the capital stock of our non-U.S. insurance subsidiaries indirectly. Further, none of the non-U.S. insurance subsidiaries has made, and none intends to make, either of the two elections listed above as RPII exceptions. Thus, for our non-U.S. insurance subsidiaries, the only exception that may be available would be the second one described above, which requires the gross RPII of each subsidiary to be less than 20% of its gross insurance income.
       To qualify for the exception requiring the non-U.S. insurance company’s RPII to be less than 20% of its gross insurance income, each non-U.S. insurance subsidiary requests and intends to request after the completion of this offering information from its insureds and reinsureds in order to determine whether such persons are, or are related to, our direct and indirect shareholders. On the basis of this information, each non-U.S. subsidiary currently monitors and will monitor the amount of RPII realized and, when appropriate, declines and will decline to write primary insurance and reinsurance for our U.S. shareholders and persons related to such shareholders. Therefore, we believe that U.S. persons who hold our shares directly or through non-U.S. entities will not be subject to U.S. federal income taxation with respect to the RPII realized by our non-U.S. insurance subsidiaries prior to the distribution of earnings attributable to such income because each of our non-U.S. insurance subsidiaries intends to operate in a manner that would allow it to qualify for at least one of the RPII exceptions, and we expect that gross RPII realized by each of our non-U.S. insurances subsidiaries to be less than 20% of its gross insurance income. However, we cannot assure you that the measures described in this paragraph will operate as intended. In addition, some of the factors that determine the extent of RPII in any period may be beyond our knowledge or control. For example, we may be considered to insure indirectly the risk of our shareholder if an unrelated company that insured such risk in the first instance reinsures such risk with us. Therefore, we cannot assure you that we will be successful in keeping the RPII of these non-U.S. insurance subsidiaries below the 20% limit described above. Furthermore, even if we are successful in keeping the RPII below the 20% limit, we cannot assure you that we will be able to establish that fact to the satisfaction of the U.S. tax authorities.
       If we are unable to establish that any one of our non-U.S. insurance subsidiaries qualifies for any of these RPII exceptions in any taxable year, each U.S. person owning, directly or through non-U.S. entities, our shares (and therefore owning indirectly capital stock in such non-U.S.

insurance subsidiary) at the end of such taxable year will be required to include in its gross income for U.S. federal income tax purposes its share of such subsidiary’s RPII for the entire taxable year (even if it owns our common shares for less than the entire year) determined as if that RPII were to be distributed proportionately only to the U.S. holders at that date, but limited to such subsidiary’s current-year earnings and profits reduced by each holder’s ratable share, if any, of such subsidiary’s specified prior-year deficits in earnings and profits.
UBTI of Tax-Exempt Holders
       A U.S. tax-exempt entity holding our shares generally will not be subject to U.S. federal income tax with respect to dividends and gains on our shares, provided that such entity does not purchase our shares with borrowed funds. However, if a U.S. tax-exempt entity realizes income with respect to our shares under the CFC or RPII rules, as discussed above, such entity will be generally subject to U.S. federal income tax with respect to such income as UBTI. Accordingly, U.S. tax-exempt entities that are potential investors in our common shares should consider the possible application of the CFC and RPII rules.
Dividend and Basis
       A U.S. holder’s tax basis in its common shares will be increased by the amount of any RPII or other subpart F income that the holder includes in income. The holder may exclude from income the amount of any distribution by our company to the extent of the RPII or other subpart F income included in income for the year in which the distribution was paid or for any prior year. The U.S. holder’s tax basis in its common shares will be reduced by the amount of any distributions of that type that are excluded from income. A U.S. holder will generally not be able to exclude from income distributions made to previous holders of his or her common shares if such common shares are purchased in this offering or in the public trading markets and the holder is therefore unable to identify the previous holder and demonstrate that the previous holder had previously included the RPII or other subpart of income in income.
Information Reporting
       Each U.S. person who is a direct or indirect holder of our common shares on the last day of our taxable year must attach to the income tax or information return it would normally file for the period which includes that date a Form 5471 if any one of our non-U.S. insurance subsidiaries is a CFC for RPII purposes for any continuous 30-day period during its taxable year, whether or not any net RPII income is required to be reported. We believe that none of our non-U.S. insurance subsidiaries will be considered to be a CFC for this purpose and, for that reason, Form 5471 will not be required, for any taxable year in which each of our non-U.S. insurance subsidiaries’ gross RPII constitutes less than 20% of its gross insurance income. For any year in which the gross RPII of any one of our foreign insurance subsidiaries constitutes 20% or more of its gross insurance income, we intend to provide Form 5471 to holders of our common shares for attachment to the U.S. tax returns of our direct or indirect U.S. holders. The amounts of the RPII inclusions may be subject to adjustment based upon subsequent IRS examination. A tax-exempt organization will be required to attach Form 5471 to its information return in the circumstances described above. Failure to file Form 5471 may result in penalties.
Uncertainty as to Application of RPII
       Regulations interpreting the RPII provisions of the Code exist only in proposed form. It is not certain whether these regulations will be adopted in their proposed form or what changes might ultimately be made or whether any of those changes, as well as any interpretation or application of the RPII rules by the IRS, the courts or otherwise, might have retroactive effect. The description of RPII herein is therefore qualified. Accordingly, the meaning of the RPII provisions and the application thereof to our non-U.S. insurance subsidiaries is uncertain. These provisions include the grant of authority to the U.S. Treasury to prescribe “such regulations as may be necessary to carry out the purpose of this subsection including ... regulations preventing the avoidance of this subsection through cross insurance arrangements or otherwise.” In addition, there can be no assurance that the IRS will not challenge any determinations by us as to the amount, if any, of RPII that should be includible in the income of a holder of common shares or that the amounts of the RPII inclusions will not be subject to adjustment based upon subsequent IRS examination. Each U.S. person who is considering an investment in common shares should consult its own tax advisor as to the effects of these uncertainties.
Dispositions of Common Shares
       Subject to the discussion below relating to the potential application of Section 1248 of the Code or of the PFIC rules, if you are a U.S. holder, you will, upon the sale or exchange of any common shares, recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars. Capital gain of a noncorporate U.S. holder that is recognized before January 1, 2009 is generally taxed at a maximum rate of 15% (which maximum rate is presently scheduled to increase to 20% for dispositions occurring during taxable years beginning on or after January 1, 2009) where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.
       Section 1248 of the Code provides that if a U.S. person disposes of stock in a foreign corporation and that person owned directly, indirectly or constructively 10% or more of the voting shares of the corporation at any time during the five-year period ending on the date of disposition when the corporation was a CFC, any gain from the sale or exchange of the shares would be treated as dividend income to the extent of the CFC’s earnings and profits during the period that the holder held the shares (with certain adjustments). Such dividend income will be subject to a maximum tax rate of 15% if you are a noncorporate holder and the other requirements described above under “— Dividends and Basis” are satisfied. A 10% U.S. holder may in certain circumstances be required to report a disposition of shares of a CFC by attaching Form 5471 to the U.S. income tax or information return that it would normally file for the taxable year in which the disposition occurs. Section 953(c)(7) of the Code generally provides that Section 1248 also will apply to the sale or exchange of shares in a non-U.S. corporation that earns RPII if the non-U.S. corporation would be taxed as an insurance company if it were a U.S. corporation, regardless of whether the holder is a 10% holder or whether RPII constitutes 20% or more of the corporation’s gross insurance income. Existing Treasury regulations do not address whether Section 1248 of the Code and the requirement to file Form 5471 would apply if the non-U.S. corporation is not a CFC but the non-U.S. corporation has a subsidiary that is a CFC or that would be taxed as an insurance company if it were a U.S. corporation. Section 1248 of the Code and the requirement to file Form 5471 should not apply to dispositions of common shares because (1) we should not, as discussed above, have any U.S. holders that own directly, indirectly or constructively 10% or more of the total combined voting power of our company (except a U.S. holder that owned 10% or more of our total voting power solely under the constructive ownership rules of Section 958(b) of the Code at any time during the 5-year period ending on the date of the disposition when we were a CFC) and (2) Allied World Assurance Company Holdings, Ltd is not itself directly engaged in the insurance business and these provisions appear to be applicable only in the case of shares of corporations that are directly engaged in the insurance business.
       We cannot assure you, however, that the IRS will interpret the RPII rules in the manner set forth above or that the proposed regulations addressing the RPII rules will not be amended or promulgated in final form so as to provide that Section 1248 of the Code and the requirement to file Form 5471 will apply to dispositions of common shares. If that were to occur, we would notify holders that Section 1248 and the requirement to file Form 5471 will apply to dispositions of common shares. Thereafter, we would send a notice after the end of each calendar year to all persons who were holders during the year notifying them that Section 1248 and the requirement to file Form 5471 apply to dispositions of common shares. We would attach to this notice a copy of Form 5471 completed with all of our company’s information and instructions for completing the holder’s information.
Foreign Tax Credit
       If U.S. persons own a majority of our common shares after this offering, and if a portion of our income is U.S. source income, only a portion of the current income inclusions under the CFC, RPII and PFIC rules, if any, and of dividends paid by our company (including gain from the sale of common shares, if any, that is treated as a dividend under Section 1248 of the Code) will be treated as foreign source income for purposes of computing your U.S. foreign tax credit limitation. We anticipate that a majority of our common shares will be owned by U.S. persons after this offering and that a portion of our income will be U.S. source income. We will consider providing holders with information regarding the portion of any amounts constituting foreign source income to the extent that information is reasonably available. It is likely that substantially all of the RPII and dividends that are foreign source income will constitute either “passive” or “financial services” income for foreign tax credit limitation purposes. Thus, it may not be possible for most U.S. holders to utilize excess foreign tax credits to reduce U.S. tax on that income.
Passive Foreign Investment Companies
       Sections 1291 through 1298 of the Code contain special rules applicable to non-U.S. corporations that are “passive foreign investment companies” (PFICs). In general, a non-U.S. corporation will be a PFIC if 75% or more of its income constitutes “passive income” or 50% or more of its assets produce passive income. If Allied World Assurance Company Holdings, Ltd is characterized as a PFIC at any time during the time a U.S. holder held our common shares, such holder will be subject to a penalty tax at the time of their sale of, or receipt of an “excess distribution” with respect to our common shares, unless the U.S. holder made a mark-to-market election or elected to be taxed on the ratable share of the earnings of Allied World Assurance Company Holdings, Ltd whether or not those earnings were distributed. In such case, a U.S. holder will receive an “excess distribution” if the amount of the distribution to such holder with respect to the common shares is more than 125% of the average distribution with respect to the common shares during the three preceding taxable years (or shorter period during which the holder held the shares). If, in addition to Allied World Assurance Company Holdings, Ltd being treated as a PFIC, any other non-U.S. company is characterized as a PFIC, the ownership of its shares may be attributed to a U.S. holder for purposes of the PFIC rules. A distribution from such company to Allied World Assurance Company Holdings, Ltd or Allied World Assurance Holdings (Ireland) Ltd (each, a “holding company”), as applicable, may be also treated as an “excess distribution” to a U.S. holder, determined as set forth in the preceding sentence with respect to the shares owned by attribution. In general, the penalty tax is equivalent to an interest charge on taxes that are deemed due during the period the taxpayers owned the shares but not paid, computed by assuming that the excess distribution or gain (in the case of a sale) with respect to the shares was taxed in equal portions at the highest applicable tax rate throughout the taxpayer’s period of ownership. The interest charge is equal to the applicable rate imposed on underpayments of U.S. federal income tax for that period. Finally, if Allied World Assurance Company Holdings, Ltd is characterized as a PFIC for its taxable year in which dividends are paid on common shares or for the preceding taxable year, such dividends will be taxed at ordinary income rates and not at the favorable rates applicable to qualified dividend income.
       For the above purposes, passive income is defined to include income of a kind which would be foreign personal holding company income under Section 954(c) of the Code, and generally includes interest, dividends, annuities and other investment income. However, the PFIC statutory provisions contain an express exception for income “derived in the active conduct of an insurance business by a corporation which is predominantly engaged in an insurance business...” This exception is intended to ensure that income derived by a bona fide insurance company is not treated as passive income, except to the extent such income is attributable to financial reserves in excess of the reasonable needs of the insurance business. In our view, each of Allied World Assurance Company, Ltd, Allied World Assurance Company (Europe) Limited, Allied World Assurance Company (Reinsurance) Limited, Allied World Assurance Company (U.S.) Inc. and Newmarket Underwriters Insurance Company is predominantly engaged in an insurance business and does not have financial reserves in excess of the reasonable needs of its insurance business. Moreover, because the determination of whether a corporation is predominantly engaged in an insurance business and whether such corporation has financial reserves in excess of the reasonable needs of its insurance business is factual in nature and subject to future change as facts develop, there can be no assurance that any of our companies is in fact predominantly engaged in an insurance business or, if so, whether any such company has financial reserves in excess of the reasonable needs of its insurance business.
       The PFIC statutory provisions (unlike the RPII provisions of the Code) contain a look-through rule that states that, for purposes of determining whether a foreign corporation is a PFIC, such foreign corporation shall be treated as if it received “directly its proportionate share of the income...” and as if it “held its proportionate share of the assets...” of any other corporation in which it owns at least 25% by value of the stock. Under the look-through rule, although Allied World Assurance Company Holdings, Ltd is not directly engaged in the insurance business, Allied World Assurance Company Holdings, Ltd should be deemed to own the assets and to receive directly the income of its direct and indirect insurance subsidiaries for purposes of determining whether it qualifies for the aforementioned insurance exception. This interpretation of the look-through rule is consistent with the legislative intention generally to exclude bona fide insurance companies from the application of PFIC provisions. We believe that Allied World Assurance Company Holdings, Ltd (through our insurance subsidiaries) will be predominantly engaged in an insurance business and will not have financial reserves in excess of the reasonable needs of its insurance business. Therefore, neither it nor any of our insurance subsidiaries should be considered a PFIC. We cannot assure you, however, as to what positions the IRS or a court might take in the future regarding the application of the PFIC rules to us. No regulations interpreting these specific issues under the PFIC provisions have yet been issued. Therefore, substantial uncertainty exists with respect to their application and the possible retroactivity of any future regulations. Each U.S. person who is considering an investment in common shares should consult his tax advisor as to the effects of the PFIC rules.
       Furthermore, if the IRS successfully contends that our insurance or reinsurance arrangements do not provide for adequate risk distribution under the principles set forth in the Ruling, as discussed under “— Taxation of Our Non-U.S. Companies — United States — Risk Distribution,” we may be characterized as a PFIC. Such an outcome could have material adverse U.S. federal income tax consequences on our shareholders. You are urged to consult your own tax advisor as to the potential tax consequences of the Ruling, including potential taxation of your investment in common shares under the PFIC rules.
Non-U.S. Holders
       If you are a non-U.S. holder, dividends paid to you in respect of common shares will not be subject to U.S. federal income tax unless the dividends are “effectively connected” with your conduct of a trade or business within the United States, and the dividends are attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to U.S. taxation on a net income basis. In those cases, you generally will be taxed in the same manner as a U.S. holder. If you are a corporate non-U.S. holder, “effectively connected” dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

       If you are a non-U.S. holder, you will not be subject to U.S. federal income tax on gain recognized on the sale or other disposition of your common shares unless:

•	the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to U.S. taxation on a net income basis, or

•	you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.
       If you are a corporate non-U.S. holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.
       Nonresident alien individuals will not be subject to U.S. estate tax with respect to common shares.
Backup Withholding and Information Reporting
       Dividend payments or other taxable distributions made to you on common shares within the United States or by a U.S. payor generally will be subject to IRS information reporting unless you are a non-U.S. holder, corporation or another exempt recipient (and if required establish the exemption). Payments of proceeds of sale of common shares by a non-exempt holder effected at a U.S. office of a broker generally will be also subject to information reporting. Non-U.S. holders may be required to establish their exemption from information reporting by certifying their status on applicable IRS Form W-8.
       In general, payments with respect to common shares that are reportable, as discussed above, will be subject to U.S. federal backup withholding tax (currently at the rate of 28%) if the shareholder: (i) fails to provide an accurate taxpayer identification number, (ii) is notified by the IRS that it has failed to report all interest and dividends required to be shown on its U.S. federal income tax returns, or (iii) in certain circumstances, fails to comply with applicable certification requirements. However, information reporting but not backup withholding will apply to a payment of sale proceeds made outside the United States if the holders sell common shares through a non-U.S. office of a broker that is a U.S. person or has certain other contact with the United States.
       You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.
       The foregoing discussion is based upon current law. The tax treatment of a holder of common shares, or of a person treated as a holder of common shares for U.S. federal income, state, local or non-U.S. tax purposes, may vary depending on the holder’s particular tax situation. Legislative, judicial or administrative changes or interpretations may be forthcoming that could be retroactive and could affect the tax consequences to holders of common shares.
       Prospective investors should consult their own tax advisors concerning the federal, state, local and non-U.S. tax consequences of ownership and disposition of the common shares.

UNDERWRITING
       Our company and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, the underwriters have agreed to purchase the number of shares indicated in the following table.

Underwriters	Number of Shares

Goldman, Sachs & Co.	3,603,500
Citigroup Global Markets Inc.	1,715,950
J.P. Morgan Securities Inc.	1,715,950
Thomas Weisel Partners LLC	150,150
Banc of America Securities LLC	386,100
Credit Suisse Securities (USA) LLC	386,100
Fox-Pitt, Kelton Incorporated	64,350
Lehman Brothers Inc.	278,850
Wachovia Capital Markets, LLC	278,850
ABN AMRO Rothschild LLC	36,700
Calyon Securities (USA) Inc.	36,700
Dowling & Partners Securities, LLC	36,700
HSBC Securities (USA) Inc.	36,700
Keefe, Bruyette & Woods, Inc.	36,700
The Williams Capital Group, L.P.	36,700

Total	8,800,000

       The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.
       To the extent that the underwriters sell more shares than 8,800,000 shares, the underwriters have an option to buy up to an additional 1,320,000 common shares from the company to cover those sales. The underwriters may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.
       The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the company. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 1,320,000 additional common shares.

	No Exercise	Full Exercise

Per Share	$2.295	$2.295
Total	$20,196,000	$23,225,400
       Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $1.38 per share from the initial public offering price. If all of the shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms.
       Our company, our officers and directors, and our principal shareholders (who own an aggregate of 31,025,611 common shares) have agreed with the underwriters not to dispose of or hedge any of the common shares or securities convertible into or exchangeable for common shares (other than, in the case of our company only, pursuant to existing option plans or upon the conversion or exchange of convertible or exchangeable securities outstanding on the date of the underwriting agreement) during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the underwriters. See “Shares Eligible for Future Sale” for a discussion of specified transfer restrictions.
       The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period the company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, the company announces that it will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.
       At our request, the underwriters have reserved up to 5% of the common shares being offered hereby for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us, through a directed share program. The number of common shares available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other common shares offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares. Unless subject to the 180-day lock-up period as described above, common shares purchased in the directed share program will be subject to a 25-day lock-up period.
       Prior to this offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the underwriters. Among the factors considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, were our company’s historical performance, estimates of the business potential and earnings prospects of our company, an assessment of our company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.
       Our common shares have been approved for listing on the New York Stock Exchange (NYSE) under the symbol “AWH.” In order to meet one of the requirements for listing our common shares on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.
       In connection with this offering, the underwriters may purchase and sell our common shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the company in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of that option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of common shares made by the underwriters in the open market prior to the completion of this offering.
       In the case of more than one underwriter, the underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

       Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our common shares and, together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common shares. As a result, the price of the common shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.
       Each of the underwriters has represented and agreed that:

(a) it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (“FSMA”) except to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of the FSMA does not apply to the company; and

(c) it has complied with, and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.
       In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.
       For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant

Member State and the expression Prospectus Directive means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.
       The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.
       This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
       Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.
       The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the “Securities and Exchange Law”) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.
       Some of the underwriters or their affiliates are lenders under the company’s bank loan and will receive proceeds from this offering as a result of the repayment of part of the bank loan. Because NASD members participating in this offering and their affiliates in the aggregate may receive more than 10% of the net proceeds in this offering, the offering has been conducted in accordance with NASD Conduct Rule 2710(h), which requires that the initial public offering price can be no higher than that recommended by a “qualified independent underwriter” as defined by the NASD. Thomas Weisel Partners LLC (“TWP”) has served in that capacity and performed due diligence investigations and reviewed and participated in the preparation of the registration statement of which this prospectus forms a part and will receive $10,000 from the company as compensation for acting in such role. We have agreed to indemnify TWP for acting as the qualified independent underwriter against specified liabilities.
       The underwriters do not expect sales to discretionary accounts to exceed 5% of the total number of shares offered. The underwriters will not execute sales in discretionary accounts without the prior specific written approval of the customer.
       We estimate that our share of the total expenses of this offering, including underwriting discounts and commissions, will be approximately $25.2 million.
       The company has agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act.
       Goldman Sachs and its affiliates have in the past performed, and may in the future perform, various financial and investment advisory and investment banking services for our company, for which they received or will receive customary fees and expenses. It is expected that Goldman Sachs will act as one of the lead managing underwriters in our proposed offering of up to $500.0 million aggregate principal amount of senior notes. See also the discussion of the investment management agreements between various subsidiaries of Allied World Assurance Company Holdings, Ltd and affiliates of the Goldman Sachs Funds and certain of its subsidiaries in “Certain Relationships and Related Party Transactions — Certain Business Relationships — Transactions with Affiliates of the Goldman Sachs Funds.”

VALIDITY OF COMMON SHARES
       The validity of the common shares under Bermuda law will be passed upon for us by Conyers Dill & Pearman, Hamilton, Bermuda. Our company is being advised as to certain U.S. legal matters in connection with this offering by Willkie Farr & Gallagher LLP, New York, New York, and the underwriters are being advised as to certain legal matters by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York, in each case in reliance on the opinions of Conyers Dill & Pearman with respect to Bermuda law. Fried, Frank, Harris, Shriver & Jacobson LLP has previously represented Allied World Assurance Company Holdings, Ltd.
EXPERTS
       The consolidated financial statements of Allied World Assurance Company Holdings, Ltd included in this prospectus and the related financial statement schedules included elsewhere in the registration statement have been audited by Deloitte & Touche, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the registration statement, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
ADDITIONAL INFORMATION
       We have filed a Registration Statement on Form S-1 with the Securities and Exchange Commission (the “SEC”) regarding this offering. This prospectus, which is part of the registration statement, does not contain all of the information included in the registration statement, and you should refer to the registration statement and its exhibits to read that information. References in this prospectus to any of our contracts or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may read and copy the registration statement, the related exhibits and the reports, and other information we file with the SEC at the SEC’s public reference facilities maintained by the SEC at Judiciary Plaza, 100 F Street, N.E., in Washington D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The site’s internet address is www.sec.gov. You may also request a copy of these filings, at no cost, by writing or telephoning us as follows:
Allied World Assurance Company Holdings, Ltd
43 Victoria Street
Hamilton HM 12, Bermuda
Attn: Corporate Secretary
(441) 278-5400
www.awac.com
       After this offering, we will become subject to the information requirements of the Exchange Act and will be required to file reports, proxy statements and other information with the SEC. You will be able to inspect and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at the address noted above. You also will be able to obtain copies of this material from the public reference room of the SEC as described above, or inspect them without charge at the SEC’s website.

ENFORCEABILITY OF CIVIL LIABILITIES UNDER
U.S. FEDERAL SECURITIES LAWS AND OTHER MATTERS
       Our company is a Bermuda company and it may be difficult for investors to enforce judgments against it or its directors and executive officers.
       We are incorporated pursuant to the laws of Bermuda and our business is based in Bermuda. In addition, certain of our directors and officers reside outside the United States, and all or a substantial portion of our assets and the assets of such persons are located in jurisdictions outside the United States. As such, it may be difficult or impossible to effect service of process within the United States upon us or those persons or to recover against us or them on judgments of U.S. courts, including judgments predicated upon civil liability provisions of the U.S. federal securities laws.
       Further, no claim may be brought in Bermuda against us or our directors and officers in the first instance for violation of U.S. federal securities laws because these laws have no extraterritorial jurisdiction under Bermuda law and do not have force of law in Bermuda. A Bermuda court may, however, impose civil liability, including the possibility of monetary damages, on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law.
       We have been advised by Conyers Dill & Pearman, our Bermuda legal counsel, that there is doubt as to whether the courts of Bermuda would enforce judgments of U.S. courts obtained in actions against us or our directors and officers, as well as the experts named herein, predicated upon the civil liability provisions of the U.S. federal securities laws or original actions brought in Bermuda against us or such persons predicated solely upon U.S. federal securities laws. Further, we have been advised by Conyers Dill & Pearman that there is no treaty in effect between the United States and Bermuda providing for the enforcement of judgments of U.S. courts. Some remedies available under the laws of U.S. jurisdictions, including some remedies available under the U.S. federal securities laws, may not be allowed in Bermuda courts as contrary to that jurisdiction’s public policy. Because judgments of U.S. courts are not automatically enforceable in Bermuda, it may be difficult for investors to recover against us based upon such judgments.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Allied World Assurance Company Holdings, Ltd (formerly
Allied World Assurance Holdings, Ltd)
       We have audited the accompanying consolidated balance sheets of Allied World Assurance Company Holdings, Ltd (formerly Allied World Assurance Holdings, Ltd) and subsidiaries (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
       We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
       In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Allied World Assurance Company Holdings, Ltd and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
/s/ Deloitte & Touche
Hamilton, Bermuda
March 2, 2006 (July 7, 2006 as to Note 15)

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
CONSOLIDATED BALANCE SHEETS
as of December 31, 2005 and 2004
(Expressed in thousands of United States dollars, except share and per share amounts)

	2005	2004

ASSETS:
Fixed maturity investments available for sale at fair value (amortized cost: 2005: $4,442,040; 2004: $3,890,759)	$4,390,457	$3,903,710
Other invested assets available for sale, at fair value (cost: 2005: $270,138; 2004: $162,587)	296,990	184,222
Cash and cash equivalents	172,379	190,738
Restricted cash	41,788	10,074
Securities lending collateral	456,792	—
Insurance balances receivable	218,044	209,209
Prepaid reinsurance	140,599	145,026
Reinsurance recoverable	716,333	259,171
Accrued investment income	48,983	39,433
Deferred acquisition costs	94,557	102,985
Intangible assets	3,920	3,920
Balances receivable on sale of investments	3,633	—
Income tax assets	8,516	7,337
Other assets	17,501	16,327

Total assets	$6,610,492	$5,072,152

LIABILITIES:
Reserve for losses and loss expenses	$3,405,353	$2,037,124
Unearned premiums	740,091	795,338
Unearned ceding commissions	27,465	30,151
Reinsurance balances payable	28,567	54,466
Securities lending payable	456,792	—
Long term debt	500,000	—
Accounts payable and accrued liabilities	31,958	16,552

Total liabilities	5,190,226	2,933,631

SHAREHOLDERS’ EQUITY:
Common shares, par value $0.03 per share, issued and outstanding 2005 and 2004: 50,162,842 shares	1,505	1,505
Additional paid-in capital	1,488,860	1,488,860
(Accumulated deficit) retained earnings	(44,591)	614,985
Accumulated other comprehensive (loss) income:
net unrealized (losses) gains on investments, net of tax	(25,508)	33,171

Total shareholders’ equity	1,420,266	2,138,521

Total liabilities and shareholders’ equity	$6,610,492	$5,072,152

See accompanying notes to the consolidated financial statements.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME
for the Years Ended December 31, 2005, 2004 and 2003
(Expressed in thousands of United States dollars, except share and per share amounts)

	2005	2004	2003

REVENUES:
Gross premiums written	$1,560,326	$1,707,992	$1,573,663
Premiums ceded	(338,375)	(335,332)	(227,137)

Net premiums written	1,221,951	1,372,660	1,346,526
Change in unearned premiums	49,560	(47,203)	(179,320)

Net premiums earned	1,271,511	1,325,457	1,167,206
Net investment income	178,560	128,985	100,972
Net realized investment (losses) gains	(10,223)	10,791	13,413

	1,439,848	1,465,233	1,281,591

EXPENSES:
Net losses and loss expenses	1,344,600	1,013,354	762,067
Acquisition costs	143,427	170,874	162,575
General and administrative expenses	94,270	86,338	66,549
Interest expense	15,615	—	—
Foreign exchange loss (gain)	2,156	(326)	(4,855)

	1,600,068	1,270,240	986,336

(Loss) Income before income taxes	(160,220)	194,993	295,255
Income tax (recovery) expense	(444)	(2,180)	6,894

NET (LOSS) INCOME	(159,776)	197,173	288,361

Other comprehensive (loss) income
Unrealized (losses) gains on investments arising during the year net of applicable deferred income tax recovery (expense) 2005: $838; 2004: $79; 2003: $(161)	(68,902)	(26,965)	21,791
Reclassification adjustment for net realized losses (gains) included in net income	10,223	(10,791)	(13,413)

Other comprehensive (loss) income	(58,679)	(37,756)	8,378

COMPREHENSIVE (LOSS) INCOME	$(218,455)	$159,417	$296,739

PER SHARE DATA
Basic (loss) earnings per share	$(3.19)	$3.93	$5.75
Diluted (loss) earnings per share	$(3.19)	$3.83	$5.66
Weighted average common shares outstanding	50,162,842	50,162,842	50,162,842
Weighted average common shares and common share equivalents outstanding	50,162,842	51,425,389	50,969,715
See accompanying notes to the consolidated financial statements.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
for the Years Ended December 31, 2005, 2004 and 2003
(Expressed in thousands of United States dollars)

			Accumulated	(Accumulated
			Other	Deficit)
	Share	Additional	Comprehensive	Retained
	Capital	Paid-in Capital	(Loss) Income	Earnings	Total

December 31, 2002	$1,505	$1,488,860	$62,549	$129,451	$1,682,365
Net income	—	—	—	288,361	288,361
Other comprehensive income	—	—	8,378	—	8,378

December 31, 2003	1,505	1,488,860	70,927	417,812	1,979,104
Net income	—	—	—	197,173	197,173
Other comprehensive loss	—	—	(37,756)	—	(37,756)

December 31, 2004	1,505	1,488,860	33,171	614,985	2,138,521
Net loss	—	—	—	(159,776)	(159,776)
Dividends	—	—	—	(499,800)	(499,800)
Other comprehensive loss	—	—	(58,679)	—	(58,679)

December 31, 2005	$1,505	$1,488,860	$(25,508)	$(44,591)	$1,420,266

See accompanying notes to the consolidated financial statements.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the Years Ended December 31, 2005, 2004 and 2003
(Expressed in thousands of United States dollars)

	2005	2004	2003

CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(159,776)	$197,173	$288,361
Adjustments to reconcile net (loss) income to cash provided by operating activities:
Net realized losses (gains) on sales of investments	10,223	(10,791)	(13,413)
Amortization of premiums net of accrual of discounts on fixed maturities	38,957	49,989	44,156
Deferred income taxes	1,271	(2,790)	(1,522)
Warrant compensation expense	2,373	1,995	1,817
Restricted stock unit expense	706	566	—
Debt issuance expense	333	—	—
Cash settlements on interest rate swaps	(2,107)	—	—
Mark to market on interest rate swaps	6,896	—	—
Changes in assets and liabilities:
Insurance balances receivable	(8,835)	(42,511)	(42,896)
Prepaid reinsurance	4,427	(22,682)	(70,381)
Reinsurance recoverable	(457,162)	(165,328)	(83,281)
Accrued investment income	(9,550)	(8,382)	(10,734)
Deferred acquisition costs	8,428	6,015	(41,824)
Income tax assets	(1,179)	(4,666)	(745)
Other assets	(1,758)	7,091	(319)
Reserve for losses and loss expenses	1,368,229	978,471	748,145
Unearned premiums	(55,247)	69,885	249,703
Unearned ceding commissions	(2,686)	7,082	14,430
Reinsurance balances payable	(25,899)	12,736	14,321
Accounts payable and accrued liabilities	12,327	(4,937)	5,371

Net cash provided by operating activities	729,971	1,068,916	1,101,189

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of fixed maturity investments	(3,892,355)	(3,565,098)	(3,238,315)
Purchases of other invested assets	(114,576)	(100,667)	(3,590)
Sales of fixed maturity investments	3,288,257	2,670,600	2,118,203
Sales of other invested assets	2,879	20,000	—
Change in restricted cash	(31,714)	30,934	711

Net cash used in investing activities	(747,509)	(944,231)	(1,122,991)

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividends paid	(499,800)	—	—
Proceeds from long term debt	500,000	—	—
Debt issuance costs paid	(1,021)	—	—

Net cash used in financing activities	(821)	—	—

See accompanying notes to the consolidated financial statements.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
for the Years Ended December 31, 2005, 2004 and 2003
(Expressed in thousands of United States dollars)

	2005	2004	2003

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(18,359)	124,685	(21,802)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	190,738	66,053	87,855

CASH AND CASH EQUIVALENTS, END OF PERIOD	$172,379	$190,738	$66,053

Supplemental disclosure of cash flow information:
— Cash paid for income taxes	$313	$4,537	$8,430
— Cash paid for interest expense	15,399	—	—
— Change in balance receivable on sale of investments	(3,633)	6,932	(4,541)
— Change in balance payable on purchase of investments	—	(2,101)	(41,803)

See accompanying notes to the consolidated financial statements.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
for the Years Ended December 31, 2005, 2004 and 2003
(Expressed in thousands of United States dollars)

1.	GENERAL
       Allied World Assurance Company Holdings, Ltd (“Holdings”) (formerly known as Allied World Assurance Holdings, Ltd) was incorporated in Bermuda on November 13, 2001. Holdings, through its wholly-owned subsidiaries (collectively the “Company”), provides property and casualty insurance and reinsurance on a worldwide basis.
       On November 13, 2001, Holdings completed the incorporation of Allied World Assurance Company, Ltd (“AWAC”) under the laws of Bermuda. AWAC began operations on November 21, 2001 as a registered Class 4 Bermuda insurance and reinsurance company and is subject to regulation and supervision in Bermuda under the Insurance Act 1978 of Bermuda and related regulations, as amended.
       On July 18, 2003, Holdings, through its wholly-owned subsidiary Allied World Assurance Holdings (Ireland) Ltd, completed the incorporation of Allied World Assurance Company (Reinsurance) Limited (“AWAC Re”) under the laws of Ireland. AWAC Re is an admitted reinsurer within the European Union operating on a freedom of services basis, and maintains a licensed branch office within the United Kingdom. As reinsurance is not currently regulated in Ireland, AWAC Re and its branch are regulated by the Financial Services Authority in the United Kingdom.
       On September 25, 2002, Holdings, through its wholly-owned subsidiary Allied World Assurance Holdings (Ireland) Ltd, completed the incorporation of Allied World Assurance Company (Europe) Limited (“AWAC Europe”) under the laws of Ireland. AWAC Europe is an admitted insurer within the European Union, operating on a freedom of services basis. A branch of AWAC Europe has been licensed by the local regulators to transact business within the United Kingdom. AWAC Europe is regulated by the Irish Financial Services Regulatory Authority in Ireland.
       On July 15, 2002, Holdings, through its wholly-owned subsidiary Allied World Assurance Holdings (Ireland) Ltd, completed the acquisition of Newmarket Underwriters Insurance Company (“NUIC”) and Commercial Underwriters Insurance Company (“CUIC”) from Swiss Reinsurance American Corporation. The two companies are authorized to write excess and surplus lines insurance in 50 states of the United States of America.
       These purchases of 100% of the voting stock of the two companies have been accounted for under the purchase method of accounting. No goodwill arose on the purchase of NUIC and CUIC as they were bought for a price of $65,394 that was equal to the fair value of their assets (fixed income securities $61,170, cash $304, and licenses $3,920) at the time of purchase. NUIC and CUIC had no liabilities at the time of purchase as all liabilities existing prior to the purchase were assumed by the sellers. Income from the acquired companies is first reflected in the 2002 net income as of the date of purchase. After the acquisition, CUIC changed its name to Allied World Assurance Company (U.S.) Inc.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
for the Years Ended December 31, 2005, 2004 and 2003
(Expressed in thousands of United States dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES
       These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant estimates reflected in the Company’s financial statements include, but are not limited to:

•	The premium estimates for certain reinsurance agreements;

•	Recoverability of deferred acquisition costs;

•	The reserve for outstanding losses and loss expenses;

•	Valuation of ceded reinsurance recoverables; and

•	Determination of other-than-temporary impairment of investments.
       Intercompany accounts and transactions have been eliminated on consolidation, and all entities meeting consolidation requirements have been included in the consolidation. Certain reclassifications have been made to prior years’ amounts to conform to the current year’s presentation.
       The significant accounting policies are as follows:

a)	Premiums and Acquisition Costs
       Premiums are recognized as written on the inception date of the policy. For certain types of business written by the Company, notably reinsurance, premium income may not be known at the policy inception date. In the case of proportional treaties assumed by the Company, the underwriter makes an estimate of premium income at inception. The underwriter’s estimate is based on statistical data provided by reinsureds and the underwriter’s judgment and experience. Such estimations are refined over the reporting period of each treaty as actual written premium information is reported by ceding companies and intermediaries. Other insurance and reinsurance policies can require that the premium be adjusted at the expiry of the policy to reflect the risk assumed by the Company. Premiums resulting from such adjustments are estimated and accrued based on available information.
       Premiums are earned over the period of policy coverage in proportion to the risks to which they relate. Premiums relating to the unexpired periods of coverage are carried in the consolidated balance sheet as unearned premiums.
       Where contract terms require the reinstatement of coverage after a ceding company’s loss, the mandatory reinstatement premiums are calculated in accordance with the contract terms based upon the losses incurred in the period.
       Acquisition costs, primarily brokerage and insurance taxes, are incurred in the acquisition of new and renewal business and are expensed as the premiums to which they relate are earned. Acquisition costs relating to unearned premiums are deferred and carried in the balance sheet as an asset, and are amortized over the life of the policy. Anticipated losses and loss expenses, other costs and investment income related to these unearned premiums are considered in determining the

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
for the Years Ended December 31, 2005, 2004 and 2003
(Expressed in thousands of United States dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES — (Continued)
recoverability or deficiency of deferred acquisition costs. If it is determined that deferred acquisition costs are not recoverable they are expensed. Further analysis is performed to determine if a liability is required to provide for losses which may exceed the related unearned premiums.

b)	Reserve for Losses and Loss Expenses
       The reserve for losses and loss expenses comprises two main elements: outstanding loss reserves (“OSLR”, also known as “case reserves”) and reserves for losses incurred but not reported (“IBNR”). OSLR relate to known claims and represent management’s best estimate of the likely loss settlement, including claim settlement expenses. IBNR reserves require substantial judgment since they relate to unknown events or unquantified events which, based on reported and industry information, management’s experience and actuarial evaluation, can reasonably be expected to have occurred and are reasonably likely to result in a loss to the Company. IBNR also includes a provision for the development of losses which are known to have occurred, but for which a specific amount has not yet been reported.
       The reserve for IBNR is estimated by management for each line of business based on various factors, including underwriters’ expectations about loss experience, actuarial analysis, comparisons with the results of industry benchmarks and loss experience to date. The Company’s actuaries employ generally accepted actuarial methodologies to determine estimated ultimate loss reserves.
       While management believes that the reserves for OSLR and IBNR are sufficient to cover losses assumed by the Company there can be no assurance that losses will not deviate from the Company’s reserves, possibly by material amounts. The methodology of estimating loss reserves is periodically reviewed to ensure that the assumptions made continue to be appropriate. The Company records any changes in its loss reserve estimates and the related reinsurance recoverables in the periods in which they are determined.

c)	Reinsurance
       In the ordinary course of business, the Company uses both treaty and facultative reinsurance to minimize its net loss exposure to any one catastrophic loss event or to an accumulation of losses from a number of smaller events. Reinsurance premiums ceded are expensed, and any commissions recorded thereon are earned over the period the reinsurance coverage is provided in proportion to the risks to which they relate. Prepaid reinsurance and reinsurance recoverable include the balances due from those reinsurance companies under the terms of the Company’s reinsurance agreements for ceded unearned premiums, paid and unpaid losses and loss reserves. Amounts recoverable from reinsurers are estimated in a manner consistent with the estimated claim liability associated with the reinsured policy.
       The Company determines the portion of the IBNR liability that will be recoverable under its reinsurance policies by reference to the terms of the reinsurance protection purchased. This determination is necessarily based on the estimate of IBNR and, accordingly, is subject to the same uncertainties as the estimate of IBNR.
       The Company remains liable to the extent that its reinsurers do not meet their obligations under these agreements, and the Company therefore regularly evaluates the financial condition of its reinsurers and monitors concentration of credit risk. No provision has been made for unrecoverable

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
for the Years Ended December 31, 2005, 2004 and 2003
(Expressed in thousands of United States dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES — (Continued)
reinsurance as of December 31, 2005 and 2004, as the Company believes that all reinsurance balances will be recovered.

d)	Investments
       Fixed maturity investments are classified as available for sale and carried at fair value, based on quoted market prices, with the difference between amortized cost and fair value, net of the effect of taxes, included as a separate component of accumulated other comprehensive income.
       Other invested assets available for sale include the Company’s holdings in three hedge funds and a global high yield bond fund, which are carried at fair value, based on quoted market price or net asset values provided by their respective fund managers. The difference between cost and fair value is included, net of tax, as a separate component of accumulated other comprehensive income.
       Also included in other invested assets available for sale are the investments held by a hedge fund in which AWAC is the sole investor. In accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 46(R), “Consolidation of Variable Interest Entities” (“FIN 46(R)”), this hedge fund has been fully consolidated within the Company’s results. The hedge fund is a fund of hedge funds and as such, investments held by the fund are carried at fair value based on quoted market price or net asset values as provided by the respective hedge fund managers. The difference between cost and fair value is included as a separate component of accumulated other comprehensive income.
       The Company has utilized financial futures contracts for the purpose of managing investment portfolio duration. Futures contracts are not recognized as assets or liabilities as they settle daily. The daily changes in the market value of futures have been included in net realized gains or losses on investments.
       Investments are recorded on a trade date basis. Investment income is recognized when earned and includes the accrual of discount or amortization of premium on fixed maturity investments, using the effective yield method. Realized gains and losses on the disposition of investments, which are based upon specific identification of the cost of investments, are reflected in the consolidated statements of operations. For mortgage backed and asset backed securities, and any other holdings for which there is a prepayment risk, prepayment assumptions are evaluated and revised on a regular basis. Revised prepayment assumptions are applied to securities on a retrospective basis to the date of acquisition. Adjustments to amortized cost required due to the change in effective yields and maturities are recognized in investment income at the time of the revision.
       The Company regularly reviews the carrying value of its investments to determine if a decline in value is considered other than temporary. This review involves consideration of several factors including (i) the significance of the decline in value and the resulting unrealized loss position, (ii) the time period for which there has been a significant decline in value, (iii) an analysis of the issuer of the investment, including its liquidity, business prospects and overall financial position, and (iv) the Company’s intent and ability to hold the investment for a sufficient period of time for the value to recover. The identification of potentially impaired investments involves significant management judgment which includes the determination of their fair value and the assessment of whether any decline in value is other than temporary. If the decline in value is determined to be other than temporary, then the Company records a realized loss in the statement of operations in the period that it is determined.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
for the Years Ended December 31, 2005, 2004 and 2003
(Expressed in thousands of United States dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES — (Continued)

e)	Translation of Foreign Currencies
       Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rates in effect on the balance sheet date. Foreign currency revenues and expenses are translated at the average exchange rates prevailing during the period. Exchange gains and losses, including those arising from forward exchange contracts, are included in the determination of net income. The Company’s functional currency and that of its operating subsidiaries is the U.S. dollar, since it is the single largest currency in which the Company transacts its business and holds its invested assets.

f)	Cash and Cash Equivalents
       Cash and cash equivalents include amounts held in banks, time deposits, commercial paper and U.S. Treasury Bills with maturities of less than three months from the date of purchase.

g)	Income Taxes
       Certain subsidiaries of the Company operate in jurisdictions where they are subject to income taxation. Current and deferred income taxes are charged or credited to operations, or “accumulated other comprehensive income” in certain cases, based upon enacted tax laws and rates applicable in the relevant jurisdiction in the period in which the tax becomes payable. Deferred income taxes are provided for all temporary differences between the bases of assets and liabilities used in the financial statements and those used in the various jurisdictional tax returns.

h)	Employee Warrant Compensation Plan
       The Company accounts for warrant compensation in accordance with Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees”. APB 25 applies to the Holdings’ employee warrant plan as the amount of Company shares received as compensation through the issuance of the warrants is determined by reference to the value of the shares. Compensation expense for warrants granted to employees is recorded over the warrant vesting period and is based on the difference between the exercise price of the warrants, and the current book value of the Company. Due to the provisions of the Company’s warrant compensation plan, the same liability would arise under the revised Statement of Financial Accounting Standards (“FAS”) No. 123(R) “Share Based Payment” (“FAS 123(R)”). The Company has adopted FAS 123(R) using the modified prospective method for the fiscal year beginning January 1, 2006.

i)	Restricted Stock Units
       The Company has granted Restricted Stock Units (“RSUs”) to certain employees. These RSUs vest in the fourth year from the date of the original grant. The Company accounts for the RSU compensation in accordance with APB 25. The compensation expense for the RSUs is based on the book value of the Company and is recognized over the four year vesting period. Due to the provisions of the Company’s RSU plan, the same liability would arise under the revised statement of FAS 123(R).

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
for the Years Ended December 31, 2005, 2004 and 2003
(Expressed in thousands of United States dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES — (Continued)

j)	Intangible Assets
       Intangible assets consist of insurance licenses with indefinite lives held by subsidiaries domiciled in the United States of America. In accordance with FAS No. 142 “Goodwill and Other Intangible Assets”, the Company does not amortize the licenses but evaluates and compares the fair value of the assets to their carrying values on an annual basis or more frequently if circumstances warrant. If, as a result of the evaluation, the Company determines that the value of the licenses is impaired, then the value of the assets will be written-down in the period in which the determination of the impairment is made. Neither the Company’s initial valuation nor its subsequent valuations has indicated any impairment of the value of these licenses.

k)	Derivative Instruments
       FAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”) requires the recognition of all derivative financial instruments as either assets or liabilities in the consolidated balance sheets and measurement of those instruments at fair value. The accounting for gains and losses associated with changes in the fair value of a derivative and the effect on the consolidated financial statements depends on its hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair value of the asset or liability hedged.
       The Company uses currency forward contracts to manage currency exposure. The U.S. dollar is the Company’s reporting currency and the functional currency of its operating subsidiaries. The Company enters into insurance and reinsurance contracts, however, where the premiums receivable and losses payable are denominated in currencies other than the U.S. dollar. In addition, the Company maintains a portion of its investments and liabilities in currencies other than the U.S. dollar, primarily the Canadian dollar, Euro and British Sterling. For liabilities incurred in currencies other than the aforementioned ones, U.S. dollars are converted to the currency of the loss at the time of claims payment. As a result, the Company has an exposure to foreign currency risk resulting from fluctuations in exchange rates. The Company has developed a hedging strategy using currency forward contracts to minimize the potential loss of value caused by currency fluctuations. In accordance with FAS 133, these currency forward contracts are not designated as hedges, and accordingly are carried at fair value on the consolidated balance sheets as a part of other assets or accrued liabilities, with the corresponding realized and unrealized gains and losses included in realized gains and losses in the consolidated statements of operations.
       The Company has entered into interest rate swaps in order to reduce the impact of fluctuating interest rates on its unsecured loan facility and related overall cost of borrowing. The interest rate swap agreements involve the periodic exchange of fixed interest payments against floating interest rate payments without the exchange of the notional principal amount upon which the payments are based. In accordance with FAS 133, based on the terms of the swaps and the loan facility, these interest rate swaps are not designated as hedges. The swaps are carried at fair value on the consolidated balance sheets included in other assets or accrued liabilities, with the corresponding changes in fair value included in the realized gains and losses in the consolidated statements of operations. Net payments made or received under the swap agreements are included in net realized investment losses or gains in the consolidated statements of operations.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
for the Years Ended December 31, 2005, 2004 and 2003
(Expressed in thousands of United States dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES — (Continued)

l)	Securities Lending
       The Company has initiated a securities lending program whereby the Company’s securities, which are included in fixed maturity investments available for sale, are loaned to third parties, primarily brokerage firms, for a short period of time through a lending agent. The Company maintains control over the securities it lends, retains the earnings and cash flows associated with the loaned securities, and receives a fee from the borrower for the temporary use of the securities. Collateral in the form of cash is required at a minimum rate of 102% of the market value of the loaned securities and is monitored and maintained by the lending agent.
       In accordance with FAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“FAS 140”), since the Company maintains effective control of the securities it lends, a financial-components approach has been adopted in the accounting treatment of the program. The securities on loan remain included in fixed maturity investments available for sale on the consolidated balance sheets. The collateral received under the program is included in the assets on the consolidated balance sheets as securities lending collateral. The offset to this asset is a corresponding liability (securities lending payable) representing the amount of collateral to be returned once securities are no longer on loan. Income earned under the program is included in investment income in the consolidated statements of operations.

m)	Earnings Per Share
       Basic earnings per share is defined as net income available to common shareholders divided by the weighted average number of common shares outstanding for the period, giving no effect to dilutive securities. Diluted earnings per share is defined as net income available to common shareholders divided by the weighted average number of common and common share equivalents outstanding calculated using the treasury stock method for all potentially dilutive securities, including share warrants and restricted stock units. When the effect of dilutive securities would be anti-dilutive, these securities are excluded from the calculation of diluted earnings per share.

n)	New Accounting Pronouncements
       In December 2004, the FASB issued FAS 123(R). This statement requires compensation costs related to share-based payment transactions to be recognized in the financial statements. The amount of compensation costs will be measured based on the grant-date fair value of the awards issued and will be recognized over the period that an employee provides services in exchange for the award or the requisite service or vesting period. FAS 123(R) is effective for the first interim or annual reporting period beginning after June 15, 2005 and may not be applied retroactively to prior years’ financial statements. As the current equity-based compensation plans are based on book value, the Company believes that the adoption of FAS 123(R) will not have a material impact on its consolidated financial statements. The Company has adopted FAS 123(R) using the modified prospective method for the fiscal year beginning January 1, 2006.
       In June 2005, the FASB directed its staff to issue the proposed FASB Staff Position (“FSP”) Emerging Issues Task Force (“EITF”) Issue 03-1 as final and retitled it as FSP FAS 115-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments”. It replaces existing guidance in EITF 03-1, “The Meaning of Other-Than-Temporary Impairment and its

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
for the Years Ended December 31, 2005, 2004 and 2003
(Expressed in thousands of United States dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES — (Continued)
Application to Certain Investments”, and clarifies that an impairment should be recognized as a loss no later than when the impairment is deemed other-than-temporary, even if the decision to sell the investment has not been made. FSP FAS 115-1 is effective for other-than-temporary impairment analysis conducted in periods beginning after December 15, 2005. The Company believes that its current policy on the recognition of other-than-temporary impairments substantially complies with FSP FAS 115-1, and therefore the adoption of this standard is not expected to have a significant impact on the net income or equity of the Company.

3.	INVESTMENTS
a) The amortized cost, gross unrealized gains, gross unrealized losses and fair value of fixed maturity investments available for sale by category as of December 31, 2005 and 2004 are as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

December 31, 2005
U.S. Government and Government agencies	$2,351,081	$164	$(42,843)	$2,308,402
Non U.S. Government and Government agencies	80,359	5,583	(1,955)	83,987
Corporate	945,882	556	(10,673)	935,765
Mortgage backed	847,339	3,737	(4,969)	846,107
Asset backed	217,379	57	(1,240)	216,196

	$4,442,040	$10,097	$(61,680)	$4,390,457

December 31, 2004
U.S. Government and Government agencies	$1,912,075	$2,683	$(10,285)	$1,904,473
Non U.S. Government and Government agencies	74,553	7,240	—	81,793
Corporate	1,104,595	11,599	(4,574)	1,111,620
Mortgage backed	572,121	9,721	(2,660)	579,182
Asset backed	227,415	81	(854)	226,642

	$3,890,759	$31,324	$(18,373)	$3,903,710

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
for the Years Ended December 31, 2005, 2004 and 2003
(Expressed in thousands of United States dollars)

3.	INVESTMENTS — (Continued)
b) The contractual maturity dates of fixed maturity investments available for sale as of December 31, 2005 are as follows:

	Amortized
	Cost	Fair Value

December 31, 2005
Due within one year	$382,143	$381,533
Due after one year through five years	2,767,036	2,715,951
Due after five years through ten years	225,983	228,580
Due after ten years	2,160	2,090
Mortgage backed	847,339	846,107
Asset backed	217,379	216,196

	$4,442,040	$4,390,457

       Expected maturities may differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties.
c) Other invested assets
       The cost and fair value of other invested assets available for sale as of December 31, 2005 and 2004 are as follows:

	2005		2004

		Fair		Fair
	Cost	Value	Cost	Value

Global High Yield Fund	$63,024	$81,926	$67,413	$87,538
Hedge Funds	207,114	215,064	95,174	96,684

	$270,138	$296,990	$162,587	$184,222

       As of December 31, 2005, the investment in hedge funds consists of investments in four different hedge funds.
       The Goldman Sachs Global Alpha Hedge Fund PLC had a cost of $53,805 and a fair value of $57,825. The fund is a fund of hedge funds with an investment objective that seeks attractive long-term, risk-adjusted returns across a variety of market environments with volatility and correlations that are lower than those of the broad equity markets. The fund allows for quarterly liquidity with a 45 day notification period.
       The Goldman Sachs Liquid Trading Opportunities Fund Offshore, Ltd. had a cost of $45,316 and a fair value of $45,461. The fund is a direct hedge fund with an investment objective that seeks attractive total returns through both capital appreciation and current return from a portfolio of investments mainly in foreign currencies, publicly traded securities and derivative instruments, primarily in the fixed income and currency markets. It allows for monthly liquidity with a 15 day notification period.
       The AIG Select Hedge Fund had a cost of $56,588 and a fair value of $57,147. This hedge fund is a fund of hedge funds with an investment objective that seeks attractive long-term, risk-

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
for the Years Ended December 31, 2005, 2004 and 2003
(Expressed in thousands of United States dollars)

3.	INVESTMENTS — (Continued)
adjusted absolute returns in a variety of capital market conditions. There is at least a three business days notice prior to the last day of the month required for any redemption of shares of the fund at the end of the following month.
       AWAC is the sole investor in the Goldman Sachs Mutli-Strategy Portfolio VI, Ltd. (the “Portfolio VI Fund”), and as such, the Portfolio VI Fund has been fully consolidated into the results of the Company. Included in other invested assets are the investments held by this fund, at a cost of $51,405 and a fair value of $54,631 as at December 31, 2005. This hedge fund is a fund of hedge funds with an investment objective that seeks attractive long-term, risk-adjusted absolute returns in U.S. dollars with volatility lower than, and minimal correlation to, the broad equity markets. There is no specific notice period required for liquidity, however such liquidity is dependent upon any lock-up periods of the underlying funds’ investments. Currently only 4.3% of the fund’s assets are invested in underlying funds with a lock up period of greater than one year.
d) Net investment income

	2005	2004	2003

Fixed maturities and other investments	$157,209	$124,604	$98,726
Other invested assets	18,995	5,666	3,290
Cash and cash equivalents	6,726	2,450	1,961
Expenses	(4,370)	(3,735)	(3,005)

Net investment income	$178,560	$128,985	$100,972

e) Proceeds from sales of available for sale securities for the years ended December 31, 2005, 2004, and 2003 were $3,291,136, $2,690,600 and $2,118,203, respectively. Components of realized gains and losses for the years ended December 31, 2005, 2004 and 2003 are summarized in the following table:

	2005	2004	2003

Gross realized gains	$8,458	$18,406	$15,553
Gross realized losses	(23,470)	(5,164)	(6,381)
Realized loss on interest rate swaps	(2,107)	—	—
Unrealized gain on interest rate swaps	6,896	—	—
Net (losses) gains on futures contracts	—	(2,451)	4,241

Net realized investment (losses) gains	$(10,223)	$10,791	13,413

       The net (losses) gains on futures contracts represent the daily cash flows from futures contracts used for managing investment portfolio duration. In the third quarter of 2004, the Company discontinued the use of such futures contracts.
f) Pledged assets
       As of December 31, 2005 and 2004, $79,324 and $72,770, respectively, of cash and cash equivalents and investments were on deposit with various state or government insurance departments or pledged in favor of ceding companies in order to comply with relevant insurance regulations. In addition, the Company has set up trust accounts to meet security requirements for

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
for the Years Ended December 31, 2005, 2004 and 2003
(Expressed in thousands of United States dollars)

3.	INVESTMENTS — (Continued)
inter-company reinsurance transactions. These trusts contained assets of $604,414 and $485,287 as of December 31, 2005 and 2004, respectively, and are included in fixed maturity investments.
       The Company also has facilities available for the issuance of letters of credit collateralized against the Company’s investment portfolio. The combined capacity of these facilities is $900,000 and $400,000 as of December 31, 2005 and 2004, respectively. At December 31, 2005 and 2004 letters of credit amounting to $740,735 and $340,013, respectively, were issued and outstanding under these facilities, and were collateralized with investments with a fair value totaling $852,116 and $356,994, respectively.
       The fair market value of the combined total investments held under trust were $1,456,530 and $842,281 as of December 31, 2005 and 2004, respectively.
g) Change in unrealized gains and losses

	2005	2004	2003

Net change in unrealized gains and losses net of taxes	$(58,679)	$(37,756)	$8,378

h) Analysis of unrealized losses
       The Company’s primary investment objective is the preservation of capital. Although the Company has been successful in meeting this objective, normal economic shifts in interest and credit spreads affecting valuation can temporarily place some investments in an unrealized loss position.
       The following table summarizes the market value of those investments in an unrealized loss position for periods less than or greater than 12 months:

	2005		2004

	Gross	Unrealized	Gross	Unrealized
	Fair Value	Losses	Fair Value	Losses

Less than 12 months
U.S. Government and Government agencies	$1,667,847	$(28,283)	$1,262,430	$(9,787)
Non U.S. Government and Government agencies	54,235	(1,954)	—	—
Corporate	488,175	(5,593)	374,157	(3,073)
Mortgage backed	609,000	(4,415)	124,486	(1,918)
Asset backed	102,103	(392)	178,726	(671)

	$2,921,360	$(40,637)	$1,939,799	$(15,449)

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
for the Years Ended December 31, 2005, 2004 and 2003
(Expressed in thousands of United States dollars)

3.	INVESTMENTS — (Continued)

	2005		2004

	Gross	Unrealized	Gross	Unrealized
	Fair Value	Losses	Fair Value	Losses

More than 12 months
U.S. Government and Government agencies	$533,204	$(14,561)	$4,215	$(498)
Non U.S. Government and Government agencies	—	—	—	—
Corporate	209,944	(5,081)	63,002	(1,501)
Mortgage backed	28,274	(553)	8,376	(742)
Asset backed	73,346	(848)	6,744	(183)

	$844,768	$(21,043)	$82,337	$(2,924)

	$3,766,128	$(61,680)	$2,022,136	$(18,373)

       The Company regularly reviews the carrying value of its investments to determine if a decline in value is considered other than temporary. This review involves consideration of several factors including (i) the significance of the decline in value and the resulting unrealized loss position, (ii) the time period for which there has been a significant decline in value, (iii) an analysis of the issuer of the investment, including its liquidity, business prospects, and overall financial position, and (iv) the Company’s intent and ability to hold the investment for a sufficient period of time for the value to recover. Based on the above reviews for all periods presented, the Company has not recorded any losses in respect of other than temporary declines of its marketable securities.
i) Securities lending
       In January 2005, the Company initiated a securities lending program whereby the Company’s securities, which are included in fixed maturity investments available for sale, are loaned to third parties, primarily brokerage firms, for a short period of time through a lending agent. The Company maintains control over the securities it lends, retains the earnings and cash flows associated with the loaned securities, and receives a fee from the borrower for the temporary use of the securities. Collateral in the form of cash is required at a minimum rate of 102% of the market value of the loaned securities and is monitored and maintained by the lending agent. The Company had $449,037 on loan at December 31, 2005, with collateral held against such loaned securities amounting to $456,792.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
for the Years Ended December 31, 2005, 2004 and 2003
(Expressed in thousands of United States dollars)

4.	RESERVE FOR LOSSES AND LOSS EXPENSES
       The table below is a reconciliation of the beginning and ending liability for unpaid losses and loss expenses for the years ended December 31, 2005, 2004 and 2003. Losses incurred and paid are reflected net of reinsurance recoveries.

	2005	2004	2003

Gross liability at beginning of year	$2,037,124	$1,058,653	$310,508
Reinsurance recoverable at beginning of year	(259,171)	(93,843)	(10,562)

Net liability at beginning of year	1,777,953	964,810	299,946

Net losses incurred related to:
Current year	1,393,685	1,092,789	818,867
Prior year	(49,085)	(79,435)	(56,800)

Total incurred	1,344,600	1,013,354	762,067

Net paid losses related to:
Current year	125,018	69,186	46,727
Prior year	305,082	133,287	52,076

Total paid	430,100	202,473	98,803

Foreign exchange revaluation	(3,433)	2,262	1,600
Net liability at end of year	2,689,020	1,777,953	964,810
Reinsurance recoverable at end of year	716,333	259,171	93,843

Gross liability at end of year	$3,405,353	$2,037,124	$1,058,653

       The favorable development in net losses incurred related to prior years relates to reductions in estimated ultimate incurred losses for prior accident years as a result of reported loss emergence in 2005 and 2004 being less than originally expected for the Company’s insurance and reinsurance lines. Reducing this general favorable development is unfavorable development in 2005 primarily relating to the reported catastrophe storms in 2004. While the Company has experienced favorable development in its insurance and reinsurance lines, there is no assurance that conditions and trends that have affected the development of liabilities in the past will continue. It is not appropriate to extrapolate future redundancies based on prior years’ development. The methodology of estimating loss reserves is periodically reviewed to ensure that the key assumptions used in the actuarial models continue to be appropriate.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
for the Years Ended December 31, 2005, 2004 and 2003
(Expressed in thousands of United States dollars)

5.	CEDED REINSURANCE
       The Company purchases reinsurance to reduce its net exposure to losses. Reinsurance provides for recovery of a portion of gross losses and loss expenses from its reinsurers. The Company remains liable to the extent that its reinsurers do not meet their obligations under these agreements and the Company therefore regularly evaluates the financial condition of its reinsurers and monitors concentration of credit risk. The Company believes that as of December 31, 2005 its reinsurers are able to meet, and will meet, all of their obligations under the agreements. The amount of reinsurance recoverable is as follows:

	2005	2004

OSLR recoverable	$256,404	$63,862
IBNR recoverable	459,929	195,309

Reinsurance recoverable	$716,333	$259,171

       Direct, assumed and ceded net premiums written and earned, and losses and loss expenses incurred for the years ended December 31, 2005, 2004 and 2003 are as follows:

			Losses and
	Premiums	Premiums	Loss
	Written	Earned	Expenses

December 31, 2005
Direct	$1,045,954	$1,130,020	$1,370,816
Assumed	514,372	485,733	575,905
Ceded	(338,375)	(344,242)	(602,121)

	$1,221,951	$1,271,511	$1,344,600

December 31, 2004
Direct	$1,300,077	$1,275,346	$956,173
Assumed	407,915	362,760	257,278
Ceded	(335,332)	(312,649)	(200,097)

	$1,372,660	$1,325,457	$1,013,354

December 31, 2003
Direct	$1,233,283	$1,049,159	$701,664
Assumed	340,380	274,805	147,121
Ceded	(227,137)	(156,758)	(86,718)

	$1,346,526	$1,167,206	$762,067

       Of the premiums ceded during the years ended December 31, 2005, 2004 and 2003, approximately 46%, 44% and 52%, respectively, were ceded to two reinsurers.

6.	LONG TERM DEBT
       On March 30, 2005, the Company entered into a seven-year credit agreement with the Bank of America, N.A. and a syndicate of commercial banks. The total borrowing under this facility is $500,000 at a floating rate of the appropriate LIBOR rate as periodically agreed to by the Company

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
for the Years Ended December 31, 2005, 2004 and 2003
(Expressed in thousands of United States dollars)

6.	LONG TERM DEBT — (Continued)
and the lenders, plus an applicable margin based on the Company’s financial strength rating from A.M. Best Company, Inc. The current margin is 60 basis points.
       The terms of the loan allow for prepayment, and require repayment of the principal in three installments; two installments each in the amount of $100,000 on March 30, 2010 and 2011, and the final balance due for repayment on March 30, 2012.
       The credit agreement contains various covenants, including limitations on future indebtedness, future liens, fundamental changes and certain transactions with affiliates. In addition, the credit agreement also stipulates that the Company will maintain: (A) a minimum amount of consolidated shareholders’ equity equal to or greater than the sum of $1,145,000, plus (1) an amount equal to 50% of consolidated net income earned in each full fiscal quarter ending on or after March 31, 2005 (with no deduction for a net loss in any such fiscal quarter), plus (2) an amount equal to 50% of the aggregate net cash proceeds from equity issuances made after December 31, 2004, (B) a debt to total capital ratio of not greater than 0.35 to 1.00 and (C) a financial strength rating by A.M. Best of any material insurance subsidiary of A- or higher. At December 31, 2005, the Company was in compliance with all covenants contained in the credit agreement.
       The Company has incurred interest expense of $15,615 during the year ended December 31, 2005.

7.	TAXATION
       Under current Bermuda law, Holdings and its Bermuda domiciled subsidiary are not required to pay taxes in Bermuda on either income or capital gains. Holdings and AWAC have received an assurance from the Minister of Finance of Bermuda under The Exempted Undertakings Tax Protection Act 1966 of Bermuda that in the event of any such taxes being imposed, Holdings and AWAC will be exempted until 2016. Certain subsidiaries of Holdings operate in, and are subject to taxation by, other jurisdictions. The expected tax provision has been calculated using the pre-tax accounting income in each jurisdiction multiplied by that jurisdiction’s applicable statutory tax rate.
       Income tax (recovery) expense for the years ended December 31, 2005, 2004 and 2003 are as follows:

	2005	2004	2003

Current income tax (recovery) expense	$(1,715)	$610	$8,416
Deferred income tax expense (recovery)	1,271	(2,790)	(1,522)

Income tax (recovery) expense	$(444)	$(2,180)	$6,894

       The income tax assets as at December 31, 2005 and 2004 are as follows:

	2005	2004

Current income tax asset	$4,714	$2,905
Net deferred tax asset	3,802	4,432

	$8,516	$7,337

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
for the Years Ended December 31, 2005, 2004 and 2003
(Expressed in thousands of United States dollars, except per share and per share amounts)

7.	TAXATION — (Continued)
       Deferred income taxes reflect the tax impact of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. The significant components of the net deferred tax assets as of December 31, 2005 and 2004 are as follows:

	2005	2004

Unearned premium	$761	$3,909
Unrealized depreciation and timing difference on investments	904	67
Realized gains	379	—
Deferred acquisition costs	—	(1,250)
Reserve for losses and loss expenses	3,465	3,252
Unrealized translation	(1,856)	(1,656)
Other deferred tax assets	149	110

	$3,802	$4,432

       Management believes it is more likely than not that the tax benefit of the net deferred tax assets will be realized.
       The actual income tax rate for the years ended December 31, 2005, 2004 and 2003, differed from the amount computed by applying the effective rate of 0% under the Bermuda law to income before income taxes as a result of the following:

	2005	2004	2003

(Loss) income before taxes	$(160,220)	$194,993	$295,255
Expected tax rate	0.0%	0.0%	0.0%
Foreign taxes at local expected tax rates	0.9%	(1.1)%	2.3%
Statutory adjustments	(1.5)%	(0.1)%	0.0%
Disallowed expenses and capital allowances	0.0%	0.1%	0.0%
Prior year refunds and adjustments	0.9%	(0.1)%	0.0%
Other	0.0%	0.1%	0.0%

Effective tax rate	0.3%	(1.1)%	2.3%

8.	SHAREHOLDERS’ EQUITY

a)	Authorized shares
       The authorized share capital of the Company as of December 31, 2005 and 2004 was $10,000. The issued share capital consisted of the following:

	Shares
	Issued and	Share
	Fully Paid	Capital

December 31, 2005 and 2004
Common shares, par value $0.03 each	50,162,842	$1,505

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
for the Years Ended December 31, 2005, 2004 and 2003
(Expressed in thousands of United States dollars, except per share and per share amounts)

8.	SHAREHOLDERS’ EQUITY — (Continued)

b)	Share warrants
       In conjunction with the private placement offering at the formation of the Company, the Company granted warrant agreements to certain founding shareholders to acquire up to 5,500,000 common shares at an exercise price of $34.20 per share. These warrants are exercisable in certain limited conditions, including a public offering of common shares, and expire November 21, 2011. Any cash dividends paid to shareholders do not impact the exercise price of $34.20 per share for these founder warrants. There are various restrictions on the ability of shareholders to dispose of their shares.

c)	Dividends
       In March 2005 the Company declared a cash dividend to common shareholders totaling $499,800. All dividends have been paid to shareholders of record.

9.	EMPLOYEE BENEFIT PLANS

a)	Pension plans
       Effective January 1, 2002, the Company adopted defined contribution retirement plans for its employees and officers. Pursuant to the employees’ plan, each participant can contribute 5% or more of their salary and the Company will contribute an amount equal to 5% of each participant’s salary. Officers are also eligible to participate in one of various supplementary retirement plans, in which each participant may contribute up to 25% of their annual base salary. The Company will contribute to the officer plans an amount equal to 10% of each officer’s annual base salary. Base salary is capped at $200 per year for pension purposes. The amount that an individual employee or officer can contribute may also be subject to any regulatory requirements relating to the country of which the individual is a citizen. The amounts funded and expensed during the years ended December 31, 2005, 2004 and 2003 were $1,885, $1,514 and $853, respectively.

b)	Employee Warrant Plan
       The Company has implemented the Allied World Assurance Holdings, Ltd 2001 Employee Warrant Plan (the “Plan”), under which up to 2,000,000 common shares of Holdings may be issued. These warrants are exercisable in certain limited conditions, expire after 10 years, and generally vest over four years from the date of grant. During the period from November 13, 2001 to December 31, 2002 the exercise price of the warrants issued was $34.20 per share. The exercise price of warrants issued subsequent to December 31, 2002 were based on the per share book value of the Company. In accordance with the Plan, the exercise prices of the warrants issued prior to the declaration of the dividend in March 2005 were reduced by the per share value of the dividend declared.

	2005	2004	2003

Outstanding at beginning of year	788,162	697,827	456,668
Granted	255,993	91,668	263,492
Forfeited	(7,833)	(1,333)	(22,333)

Outstanding at end of year	1,036,322	788,162	697,827

Weighted average exercise price per warrant	$27.26	$35.90	$35.18

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
for the Years Ended December 31, 2005, 2004 and 2003
(Expressed in thousands of United States dollars, except per share and per share amounts)

9.	EMPLOYEE BENEFIT PLANS — (Continued)
       As of December 31, 2005, 2004 and 2003, 660,731, 374,957 and 109,584 warrants were vested, respectively.
       The Plan provides certain key employees with additional incentive to continue their efforts on behalf of the Company and helps the Company to attract people of experience and ability. Warrants are granted to selected employees subject to certain terms and conditions.
       The following table summarizes the exercise prices for outstanding employee warrants as of December 31, 2005.

		Weighted Average
	Warrants	Remaining	Warrants
Exercise Price	Outstanding	Contractual Life	Exercisable

$23.61	98,498	7.00 years	73,806
$24.27	438,334	5.98 years	430,727
$26.94	23,167	7.47 years	14,650
$28.08	14,167	7.65 years	8,317
$28.32	88,666	9.99 years	301
$28.98	1,667	9.58 years	174
$29.52	116,829	7.99 years	58,681
$30.99	12,333	8.55 years	4,456
$31.47	57,501	8.41 years	22,900
$31.77	21,834	8.50 years	8,176
$32.70	142,659	9.01 years	35,370
$32.85	3,333	9.16 years	699
$35.01	17,334	9.43 years	2,474

	1,036,322		660,731

       Employees who have been granted warrants have the right to require the Company, at a certain point in time after the warrants vest, to purchase or redeem them at “Book Value”, if the common shares of the Company are not trading on any internationally recognized public stock exchange. As used here, “Book Value” means an amount which equals the consolidated net asset value of the Company as reflected on its balance sheet as of a specified quarter end, multiplied by a fraction, the numerator of which is the number of warrants, and the denominator of which is the number of issued and outstanding common shares on a fully diluted basis.
       Compensation costs of $2,373, $1,995 and $1,817 relating to the warrants have been included in general and administrative expenses in the Company’s consolidated statement of operations for the years ended December 31, 2005, 2004 and 2003, respectively. The calculation of the warrant expense has been made by reference to the book value of the Company as at the end of each period, and the difference between that book value and exercise price of the individual warrants at the date of issue.
       As of December 31, 2005 and 2004, the Company has recorded in accounts payable and accrued liabilities on the consolidated balance sheets, amounts of $6,185 and $3,812, respectively, in respect of all employees warrants.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
for the Years Ended December 31, 2005, 2004 and 2003
(Expressed in thousands of United States dollars, except per share and per share amounts)

9.	EMPLOYEE BENEFIT PLANS — (Continued)

c)	Stock Incentive Plan
       On February 19, 2004 the Company implemented the Allied World Assurance Holdings, Ltd 2004 Stock Incentive Plan (“Stock Incentive Plan”), which provides for grants of restricted stock, restricted stock units (“RSUs”), dividend equivalent rights and other equity-based awards. A total of 1,000,000 common shares may be issued under the Stock Incentive Plan. To date only RSUs have been granted.

	2005	2004

Outstanding RSUs at beginning of year	90,833	—
RSUs granted	36,330	90,833
RSUs forfeited	—	—

Outstanding RSUs at end of year	127,163	90,833

       Compensation costs of $706 and $566 relating to the issuance of the RSUs have been recognized in the Company’s financial statements for the years ended December 31, 2005 and 2004, respectively. The determination of the RSU expense has been made based on the Company’s book value at December 31, 2005 and 2004, respectively.

10.	EARNINGS PER SHARE
       The following table sets forth the comparison of basic and diluted earnings per share:

	2005	2004	2003

Basic earnings per share
Net (loss) income	$(159,776)	$197,173	$288,361
Weighted average common shares outstanding	50,162,842	50,162,842	50,162,842

Basic (loss) earnings per share	$(3.19)	$3.93	$5.75

Diluted earnings per share
Net (loss) income	$(159,776)	$197,173	$288,361
Weighted average common shares outstanding	50,162,842	50,162,842	50,162,842
Share equivalents:
Warrants	—	1,209,564	806,873
Restricted stock units	—	52,983	—

Weighted average common shares and common share equivalents outstanding — diluted	50,162,842	51,425,389	50,969,715

Diluted (loss) earnings per share	$(3.19)	$3.83	$5.66

       No common share equivalents were included in calculating the diluted earnings per share for the year ended December 31, 2005 as there was a net loss for this period, and any additional shares would prove to be anti-dilutive. As a result, a total of 6,536,322 warrants and 127,163 RSUs have been excluded from this calculation.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
for the Years Ended December 31, 2005, 2004 and 2003
(Expressed in thousands of United States dollars)

11.	RELATED PARTY TRANSACTIONS
       The Company has entered into the following transactions and agreements with affiliated companies.

a)	Administrative Services
       Since November 21, 2001, the Company has entered into agreements with various indirect wholly-owned subsidiaries of American International Group, Inc. (“AIG”), a shareholder of the Company, under which the Company is provided with administrative services for a fee based on the gross premiums written of the Company. These fees are included in general and administrative expenses in the accompanying consolidated statements of operations and comprehensive income. These agreements were terminated and/or amended as of December 31, 2005. Expenses of $36,853, $33,999 and $32,171 were incurred for these services during the years ended December 31, 2005, 2004 and 2003, respectively. Amounts payable to affiliated companies were $11,622 and $2,766 as of December 31, 2005 and 2004, respectively, for such services and for expenses paid on behalf of the Company. The Company has included an expense of $5,000 in the amount incurred and the amount payable for the year ended December 31, 2005, relating to the early termination of these agreements.

b)	Investment Management Services
       The Company has entered into investment management agreements with affiliates of Goldman, Sachs & Co. (“Goldman Sachs”), a shareholder of the Company, pursuant to which Goldman Sachs provides investment advisory and management services. These investment management agreements may be terminated by either party subject to specified notice requirements. The Company has agreed to pay fees to Goldman Sachs based on a percentage of the average month end market value of the total investment portfolio.
       Expenses of $3,958, $3,351 and $2,650 were incurred for services provided by Goldman Sachs companies under these agreements during the years ended December 31, 2005, 2004 and 2003, respectively. Of these amounts, $1,889 and $885 were payable as of December 31, 2005 and 2004, respectively.
       Goldman Sachs companies also provide management services for three of the four hedge fund investments, as well as the global high yield fund held by the Company. Fees based on management and performance totaling $6,849, $579 and $478 were incurred for these services for the years ended December 31, 2005, 2004 and 2003, respectively.
       The fourth hedge fund is managed by an indirect, wholly-owned subsidiary of AIG. Total expenses incurred for these services amounted to $560, $407 and nil for the years ended December 31, 2005, 2004 and 2003, respectively.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
for the Years Ended December 31, 2005, 2004 and 2003
(Expressed in thousands of United States dollars)

11.	RELATED PARTY TRANSACTIONS — (Continued)

c)	Assumed Business and Broker Services
       The Company assumed premiums through brokers related to shareholders of the Company. The total premiums assumed through and brokerage fees and commissions paid to these related parties, and the estimated losses related to such premiums based on the Company’s loss ratios, are as follows:

	2005	2004	2003

Gross premiums assumed	$60,774	$333,730	$378,094
Brokerage and commissions	8,868	23,325	53,875
Net losses and loss expenses	64,238	255,303	246,895
       The Company also provides reinsurance and insurance to insurers related to shareholders of the Company. Total premiums assumed on this business, and the estimated related losses based on the Company’s loss ratios are as follows:

	2005	2004	2003

Gross premiums assumed	$85,477	$92,341	$76,888
Net losses and loss expenses	90,349	70,641	50,208
       The total receivables due from related parties as of December 31, 2005 and 2004 are $3,066 and $6,849, respectively.

d)	Ceded Premiums
       Of the premiums ceded during the years ended December 31, 2005, 2004 and 2003, the following amounts were ceded to reinsurers related to shareholders:

	2005	2004	2003

Premiums ceded	$27,755	$22,441	$16,492
       Reinsurance recoverable from related parties as of December 31, 2005 and 2004 was $346 and $702, respectively.

e)	Underwriting services
       Effective December 1, 2001, the Company entered into an agreement with IPCRe Underwriting Services Limited (“IPCUSL”), a subsidiary of a company in which AIG has a 24.2% ownership interest, to solicit, bind, underwrite and administer property catastrophe treaty reinsurance. IPCUSL receives an agency commission of 6.5% of gross premiums written on behalf of the Company. The agreement had an initial term of three years. On December 5, 2005 the Company delivered notice to IPCUSL terminating this underwriting agency agreement. Pursuant to the terms of the agreement, the termination will not become effective until November 30, 2007. Gross premiums written on behalf

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
for the Years Ended December 31, 2005, 2004 and 2003
(Expressed in thousands of United States dollars)

11.	RELATED PARTY TRANSACTIONS — (Continued)
of the Company by IPCUSL, and acquisition costs and losses incurred by the Company are as follows:

	2005	2004	2003

Gross premiums written	$82,969	$68,026	$61,251
Acquisition costs	(12,994)	(4,496)	(3,949)
Net losses and loss expenses	(231,971)	(44,896)	(10,861)

f)	Board membership
       The President, Chairman and Chief Executive Officer of Lexington Insurance Company, a wholly-owned subsidiary of AIG, served as the Chairman of the Board of Directors of the Company and as a member of the Audit and Finance Committee. The Vice Chairman and Chief Financial Officer of The Chubb Corporation, a shareholder of the Company, served as Deputy Chairman of the Board of Directors of the Company and as a member of the Audit and Finance Committee. The Divisional Underwriting Officer for the European Division of Swiss Re, a shareholder of the Company, also served as a director of the Company.

g)	Office space
       On March 12, 2004, the Company entered into a development agreement with American International Company, Limited (“AICL”) whereby the Company agreed to lease office space from AICL in a new building being constructed in Bermuda. The initial term of the lease will be for 15 years and will include an option to renew for an additional 10-year period. It is currently anticipated that rental payments under this lease will commence in late 2006.

12.	COMMITMENTS AND CONTINGENCIES
a) Concentrations of Credit Risk
       Credit risk arises out of the failure of a counterparty to perform according to the terms of the contract. The Company is exposed to credit risk in the event of non-performance by the counterparties to the Company’s foreign exchange forward contracts and interest rate swaps. However, because the counterparties to these agreements are high quality international banks, the Company does not anticipate any non-performance. The difference between the contract amounts and the related market values is the Company’s maximum credit exposure.
       As of December 31, 2005 and 2004, substantially all of the Company’s cash and investments were held with one custodian.
       As of December 31, 2005 and 2004, 68% and 77%, respectively, of reinsurance recoverable, excluding IBNR ceded, was recoverable from two reinsurers, one of which is rated A+ by A.M. Best Company, while the other is rated A. The Company believes that these reinsurers are able to meet, and will meet, all of their obligations under their reinsurance agreements.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
for the Years Ended December 31, 2005, 2004 and 2003
(Expressed in thousands of United States dollars)

12.	COMMITMENTS AND CONTINGENCIES — (Continued)
b) Operating Leases
       The Company leases office space under operating leases expiring in various years through 2022. The following are future minimum rental payments as of December 31, 2005:

2006	$3,240
2007	4,683
2008	4,896
2009	4,421
2010	4,243
2011 through 2022	41,575

$63,058

       Total rental expense for the years ended December 31, 2005, 2004 and 2003 was $3,082, $2,107 and $1,321, respectively.
c) Brokers
       For the year ended December 31, 2005, two brokers individually accounted for 10% or more of total premiums written. These two brokers accounted for 35% and 22% of premiums written, respectively. For the years ended December 31, 2004 and 2003, two brokers individually accounted for 10% or more of total premium written. One broker accounted for 31% and 27%, while the other accounted for 20% and 20%, of total premiums written for the years ended December 31, 2004 and 2003, respectively. Each of these brokers intermediate on business written in all three segments, namely property, casualty and reinsurance.
d) Legal proceedings
       In the normal course of business, the Company may become involved in various claims litigation and legal proceedings. As of December 31, 2005, the Company was not a party to any material litigation or arbitration that is likely to have a material adverse effect on the Company’s results of operations.

13.	STATUTORY CAPITAL AND SURPLUS
       Holdings’ ability to pay dividends is subject to certain regulatory restrictions on the payment of dividends by its subsidiaries. The payment of such dividends is limited by applicable laws and statutory requirements of the jurisdictions in which Holdings and its subsidiaries operate.
       The Company’s Bermuda subsidiary, AWAC, is registered under the Bermuda Insurance Act 1978 and Related Regulations (the “Act”) and is obliged to comply with various provisions of the Act regarding solvency and liquidity. Under the Act, this subsidiary is required to maintain minimum statutory capital and surplus equal to the greatest of $100,000, 50% of net premiums written (being gross written premium less ceded premiums, with a maximum of 25% of gross premiums considered as ceded premiums for the purpose of this calculation), or 15% of the reserve for losses and loss expenses. In addition, this subsidiary is required to maintain a minimum liquidity ratio. As of December 31, 2005 and 2004, this subsidiary had statutory capital and surplus of approximately $1,658,721 and $1,843,798, respectively. The Act limits the maximum amount of annual dividends or

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
for the Years Ended December 31, 2005, 2004 and 2003
(Expressed in thousands of United States dollars)

13.	STATUTORY CAPITAL AND SURPLUS — (Continued)
distributions paid by this subsidiary to Holdings without notification to the Bermuda Monetary Authority of such payment (and in certain cases prior approval of the Bermuda Monetary Authority). As of December 31, 2005 and 2004, the maximum amount of dividends which could be paid without such notification was $414,680 and $460,949, respectively. For the years ended December 31, 2005, 2004 and 2003, the statutory net (loss) income was ($119,997), $212,934 and $245,674, respectively.
       The Company’s U.S. subsidiaries are subject to the insurance laws and regulations of the states in which they are licensed. The restrictions are generally based on net income and/or certain levels of statutory surplus as determined in accordance with the relevant statutory accounting practices of the individual licensing state. The subsidiaries are required to file annual statements with insurance regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities. They are also required to maintain minimum levels of solvency and liquidity, and comply with capital requirements and licensing rules. As of December 31, 2005 and 2004, the actual levels of solvency and liquidity of the U.S. subsidiaries were in excess of the minimum levels required. Statutory accounting differs from generally accepted accounting principles in the reporting of investments, acquisition costs, deferred income taxes and certain other items. The amount of dividends that can be distributed is limited by the statutory requirements that the subsidiaries are obliged to meet. As of December 31, 2005 and 2004, these subsidiaries had a combined statutory capital and surplus of approximately $114,659 and $107,970, respectively. As of December 31, 2005 and 2004, the combined minimum capital and surplus required to be held was $100,000 and $100,000, respectively. For the years ended December 31, 2005, 2004 and 2003, the combined statutory net income (loss) was $7,448, ($10,834) and $11,727, respectively.
       The Company’s Irish insurance subsidiary, AWAC Europe, is authorized to undertake the business of non-life insurance subject to the provisions of the Irish Insurance Acts, 1936 to 1989 and in accordance with the European Communities (Insurance Undertakings: Accounts) Regulations, 1996. This subsidiary’s accounts are prepared in accordance with Irish statute comprising the Companies Acts, 1963 to 2001. This subsidiary is obliged to maintain a minimum level of capital, the “Minimum Guarantee Fund”. The Minimum Guarantee Fund includes share capital and capital contributions. As of December 31, 2005 and 2004, this subsidiary met the requirements. The amount of dividends that this subsidiary is permitted to distribute is restricted to accumulated realized profits, that have not been capitalized or distributed, less accumulated realized losses that have not been written off. The solvency and capital requirements must still be met following any distribution. As of December 31, 2005 and 2004, this subsidiary had statutory capital and surplus of approximately $32,037 and $33,868, respectively. As of December 31, 2005 and 2004 the minimum capital and surplus required to be held was $13,329 and $11,594, respectively. The statutory net (loss) income was ($1,831), $2,740 and $1,644 for the years ended December 31, 2005, 2004 and 2003, respectively.
       The Company’s Irish reinsurance subsidiary, AWAC Re, in accordance with Section 22(b) of the Insurance Act, 1989, and the Reinsurance Regulations 1999, notified the Irish Regulator of its intent to carry on the business of reinsurance. On June 9, 2003, the Irish Regulator informed this subsidiary that it had no objections to its incorporation. This subsidiary’s accounts are prepared in accordance with Irish statute comprising the Companies Acts, 1963 to 2001. On August 18, 2004, it was granted permission under Part IV of the Financial Services and Markets Act 2000 by the Financial Services Authority (“FSA”) to write reinsurance in the UK via its London branch.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
for the Years Ended December 31, 2005, 2004 and 2003
(Expressed in thousands of United States dollars)

13.	STATUTORY CAPITAL AND SURPLUS — (Continued)
Furthermore, this subsidiary is subject to whole firm supervision by the FSA in the absence of equivalent supervision by the Irish Financial Regulator. This subsidiary is obliged to maintain a minimum level of capital, the “Required Minimum Margin”. As of December 31, 2005 and 2004, this subsidiary met those requirements. The amount of dividends that this subsidiary is permitted to distribute is restricted to accumulated realized profits, that have not been capitalized or distributed, less accumulated realized losses that have not been written off. The solvency and capital requirements must still be met following any distribution. As of December 31, 2005 and 2004 this subsidiary had statutory capital and surplus of approximately $45,588 and $51,504, respectively. The minimum capital and surplus requirement as of December 31, 2005 and 2004, was approximately $13,212 and $9,300, respectively. The statutory net (loss) income was ($5,916), $1,484 and $20 for the years ended December 31, 2005, 2004 and 2003, respectively.
       As of December 31, 2005 and 2004 the total combined minimum capital and surplus required to be held by the subsidiaries was $1,370,582 and $1,503,743, respectively.

14.	SEGMENT INFORMATION
       The determination of reportable segments is based on how senior management monitors the Company’s underwriting operations. The Company measures the results of its underwriting operations under three major business categories, namely property insurance, casualty insurance and reinsurance. All product lines fall within these classifications.
       The property segment includes the insurance of physical property and energy-related risks. These risks generally relate to tangible assets and are considered “short-tail” in that the time from a claim being advised to the date when the claim is settled is relatively short. The casualty segment includes the insurance of general liability risks, professional liability risks and healthcare risks. Such risks are “long-tail” in nature since the emergence and settlement of a claim can take place many years after the policy period has expired. The reinsurance segment of the Company’s business includes any reinsurance of other companies in the insurance and reinsurance industries. The Company writes reinsurance on both a treaty and facultative basis.
       Responsibility and accountability for the results of underwriting operations are assigned by major line of business on a worldwide basis. Because the Company does not manage its assets by segment, investment income, interest expense and total assets are not allocated to individual reportable segments.
       Management measures results for each segment on the basis of the “loss and loss expense ratio”, “acquisition cost ratio”, “general and administrative expense ratio” and the “combined ratio”. The “loss and loss expense ratio” is derived by dividing net losses and loss expenses by net premiums earned. The “acquisition cost ratio” is derived by dividing acquisition costs by net premiums earned. The “general and administrative expense ratio” is derived by dividing general and administrative expenses by net premiums earned. The “combined ratio” is the sum of the loss and loss expense ratio, the acquisition cost ratio and the general and administrative expense ratio.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
for the Years Ended December 31, 2005, 2004 and 2003
(Expressed in thousands of United States dollars)

14.	SEGMENT INFORMATION — (Continued)
       The following table provides a summary of the segment results for the years ended December 31, 2005, 2004 and 2003.

2005	Property	Casualty	Reinsurance	Total

Net premiums written	$170,781	$557,622	$493,548	$1,221,951
Net premiums earned	226,828	581,330	463,353	1,271,511
Net losses and loss expenses	(410,265)	(430,993)	(503,342)	(1,344,600)
Acquisition costs	(5,685)	(33,544)	(104,198)	(143,427)
General and administrative expenses	(20,261)	(44,273)	(29,736)	(94,270)

Underwriting (loss) income	(209,383)	72,520	(173,923)	(310,786)
Net investment income	—	—	—	178,560
Net realized investment losses	—	—	—	(10,223)
Interest expense	—	—	—	(15,615)
Exchange loss	—	—	—	(2,156)

Loss before income taxes	—	—	—	$(160,220)

Loss and loss expense ratio	180.9%	74.1%	108.6%	105.7%
Acquisition cost ratio	2.5%	5.8%	22.5%	11.3%
General and administrative expense ratio	8.9%	7.6%	6.4%	7.4%

Combined ratio	192.3%	87.5%	137.5%	124.4%

2004	Property	Casualty	Reinsurance	Total

Net premiums written	$308,627	$669,965	$394,068	$1,372,660
Net premiums earned	333,172	636,262	356,023	1,325,457
Net losses and loss expenses	(320,510)	(436,098)	(256,746)	(1,013,354)
Acquisition costs	(30,425)	(59,507)	(80,942)	(170,874)
General and administrative expenses	(25,503)	(39,759)	(21,076)	(86,338)

Underwriting income	(43,266)	100,898	(2,741)	54,891
Net investment income	—	—	—	128,985
Net realized investment gains	—	—	—	10,791
Exchange gain	—	—	—	326

Income before income taxes	—	—	—	$194,993

Loss and loss expense ratio	96.2%	68.5%	72.1%	76.5%
Acquisition cost ratio	9.1%	9.4%	22.8%	12.9%
General and administrative expense ratio	7.7%	6.2%	5.9%	6.5%

Combined ratio	113.0%	84.1%	100.8%	95.9%

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
for the Years Ended December 31, 2005, 2004 and 2003
(Expressed in thousands of United States dollars)

14.	SEGMENT INFORMATION — (Continued)

2003	Property	Casualty	Reinsurance	Total

Net premiums written	$383,348	$622,797	$340,381	$1,346,526
Net premiums earned	356,279	536,122	274,805	1,167,206
Net losses and loss expenses	(183,059)	(431,887)	(147,121)	(762,067)
Acquisition costs	(39,207)	(57,335)	(66,033)	(162,575)
General and administrative expenses	(20,881)	(31,847)	(13,821)	(66,549)

Underwriting income	113,132	15,053	47,830	176,015
Net investment income	—	—	—	100,972
Net realized investment gains	—	—	—	13,413
Exchange gain	—	—	—	4,855

Income before income taxes	—	—	—	$295,255

Loss and loss expense ratio	51.4%	80.6%	53.5%	65.3%
Acquisition cost ratio	11.0%	10.7%	24.0%	13.9%
General and administrative expense ratio	5.9%	5.9%	5.0%	5.7%

Combined ratio	68.3%	97.2%	82.5%	84.9%
       The following table shows an analysis of the Company’s net premiums written by geographic location of the Company’s subsidiaries for the years ended December 31, 2005, 2004 and 2003. All inter-company premiums have been eliminated.

	2005	2004	2003

Bermuda	$925,644	$870,965	$897,013
United States	128,039	323,375	356,565
Europe	168,268	178,320	92,948

Total net premiums written	$1,221,951	$1,372,660	$1,346,526

15.	SUBSEQUENT EVENTS
       In connection with the Company’s initial public offering, a 1-for-3 reverse stock split of the Company’s common shares will be consummated immediately prior to the completion of the offering. All share and per share amounts related to common shares, warrants and RSUs included in these consolidated financial statements and footnotes have been restated to reflect the reverse stock split. The reverse stock split has been retroactively applied to the Company’s consolidated financial statements.
       On June 9, 2006, Allied World Assurance Holdings, Ltd changed its name to Allied World Assurance Company Holdings, Ltd.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
for the Years Ended December 31, 2005, 2004 and 2003
(Expressed in thousands of United States dollars, except per share and per share amounts)

16.	UNAUDITED QUARTERLY FINANCIAL DATA
       The following are the unaudited consolidated statements of income by quarter for the years ended December 31, 2005 and 2004:

	Quarter Ended

	December 31,	September 30,	June 30,	March 31,
	2005	2005	2005	2005

REVENUES:
Gross premiums written	$283,393	$329,930	$441,675	$505,328
Premiums ceded	(69,822)	(80,210)	(121,669)	(66,674)

Net premiums written	213,571	249,720	320,006	438,654
Change in unearned premiums	88,461	63,556	12,091	(114,548)

Net premiums earned	302,032	313,276	332,097	324,106
Net investment income	50,823	47,592	39,820	40,325
Net realized investment (loss) gain	(5,286)	4,152	(6,632)	(2,457)

	347,569	365,020	365,285	361,974

EXPENSES:
Net losses and loss expenses	288,669	593,276	224,253	238,402
Acquisition costs	33,604	35,871	37,502	36,450
General and administrative expenses	27,594	20,795	24,972	20,909
Interest expense	5,832	5,146	4,587	50
Foreign exchange loss (gain)	1,670	(46)	397	135

	357,369	655,042	291,711	295,946

(Loss) income before income taxes	(9,800)	(290,022)	73,574	66,028
Income tax expense (recovery)	2,478	(6,617)	2,027	1,668

NET (LOSS) INCOME	(12,278)	(283,405)	71,547	64,360

Basic (loss) earnings per share	(0.24)	(5.65)	1.43	1.28
Diluted (loss) earnings per share	(0.24)	(5.65)	1.41	1.28
Weighted average common shares outstanding	50,162,842	50,162,842	50,162,842	50,162,842
Weighted average common shares and common share equivalents outstanding	50,162,842	50,162,842	50,631,645	50,455,313

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
for the Years Ended December 31, 2005, 2004 and 2003
(Expressed in thousands of United States dollars, except per share and per share amounts)

16.	UNAUDITED QUARTERLY FINANCIAL DATA — (Continued)

	Quarter Ended

	December 31,	September 30,	June 30,	March 31,
	2004	2004	2004	2004

REVENUES:
Gross premiums written	$323,078	$402,515	$482,648	$499,751
Premiums ceded	(64,732)	(72,042)	(129,097)	(69,461)

Net premiums written	258,346	330,473	353,551	430,290
Change in unearned premiums	70,373	(4,894)	(20,202)	(92,480)

Net premiums earned	328,719	325,579	333,349	337,810
Net investment income	33,218	33,255	28,957	33,555
Net realized investment gain (loss)	1,432	4,390	(5,609)	10,578

	363,369	363,224	356,697	381,943

EXPENSES:
Net losses and loss expenses	196,321	375,097	217,481	224,455
Acquisition costs	40,738	35,974	47,595	46,567
General and administrative expenses	23,238	20,374	19,979	22,747
Foreign exchange (gain) loss	(994)	1,909	1,139	(2,380)

	259,303	433,354	286,194	291,389

Income (loss) before income taxes	104,066	(70,130)	70,503	90,554
Income tax expense (recovery)	1,029	(5,444)	1,062	1,173

NET INCOME (LOSS)	103,037	(64,686)	69,441	89,381

Basic earnings (loss) per share	2.05	(1.29)	1.38	1.78
Diluted earnings (loss) per share	2.00	(1.29)	1.35	1.74
Weighted average common shares outstanding	50,162,842	50,162,842	50,162,842	50,162,842
Weighted average common shares and common share equivalents outstanding	51,465,847	50,162,842	51,254,098	51,260,478

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET
as of March 31, 2006
(Expressed in thousands of United States dollars, except share and per share amounts)

March 31,
2006

ASSETS:
Fixed maturity investments available for sale at fair value (amortized cost: 2006: $4,613,208)	$4,530,702
Other invested assets available for sale, at fair value (cost: 2006: $247,486)	265,412
Cash and cash equivalents	188,599
Restricted cash	55,161
Securities lending collateral	318,952
Insurance balances receivable	310,322
Prepaid reinsurance	134,597
Reinsurance recoverable	664,036
Accrued investment income	38,982
Deferred acquisition costs	107,789
Intangible assets	3,920
Balances receivable on sale of investments	1,224
Income tax assets	11,047
Other assets	11,564

Total assets	$6,642,307

LIABILITIES:
Reserve for losses and loss expenses	$3,420,950
Unearned premiums	852,650
Unearned ceding commissions	25,828
Reinsurance balances payable	21,333
Securities lending payable	318,952
Long term debt	500,000
Accounts payable and accrued liabilities	23,687

Total liabilities	5,163,400

SHAREHOLDERS’ EQUITY:
Common shares, par value $0.03 per share, issued and outstanding 2006: 50,162,842 shares	1,505
Additional paid-in capital	1,488,860
Retained earnings	53,530
Accumulated other comprehensive loss:
net unrealized losses on investments, net of tax	(64,988)

Total shareholders’ equity	1,478,907

Total liabilities and shareholders’ equity	$6,642,307

See accompanying notes to the unaudited condensed consolidated financial statements.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME
for the Three Months Ended March 31, 2006 and 2005
(Expressed in thousands of United States dollars, except share and per share amounts)

	Three Months Ended
	March 31,

	2006	2005

REVENUES:
Gross premiums written	$498,120	$505,328
Premiums ceded	(70,617)	(66,674)

Net premiums written	427,503	438,654
Change in unearned premiums	(118,560)	(114,548)

Net premiums earned	308,943	324,106
Net investment income	62,001	40,325
Net realized investment losses	(5,236)	(2,457)

	365,708	361,974

EXPENSES:
Net losses and loss expenses	205,960	238,402
Acquisition costs	36,472	36,450
General and administrative expenses	20,322	20,909
Interest expense	6,451	50
Foreign exchange loss	545	135

	269,750	295,946

Income before income taxes	95,958	66,028
Income tax (recovery) expense	(2,163)	1,668

NET INCOME	98,121	64,360

Other comprehensive loss
Unrealized losses on investments arising during the period net of applicable deferred income tax recovery 2006: $344; 2005: $695	(44,716)	(56,574)
Reclassification adjustment for net realized losses included in net income	5,236	2,457

Other comprehensive loss	(39,480)	(54,117)

COMPREHENSIVE INCOME	$58,641	$10,243

PER SHARE DATA
Basic earnings per share	$1.96	$1.28
Diluted earnings per share	$1.94	$1.28
Weighted average common shares outstanding	50,162,842	50,162,842
Weighted average common shares and common share equivalents outstanding	50,485,556	50,455,313
See accompanying notes to the unaudited condensed consolidated financial statements.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
for the Three Months Ended March 31, 2006
(Expressed in thousands of United States dollars)

			Accumulated	Retained
		Additional	Other	Earnings
	Share	Paid-in	Comprehensive	(Accumulated
	Capital	Capital	Loss	Deficit)	Total

December 31, 2005	1,505	1,488,860	(25,508)	(44,591)	1,420,266
Net income	—	—	—	98,121	98,121
Other comprehensive loss	—	—	(39,480)	—	(39,480)

March 31, 2006	$1,505	$1,488,860	$(64,988)	$53,530	$1,478,907

See accompanying notes to the unaudited condensed consolidated financial statements.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the Three Months Ended March 31, 2006 and 2005
(Expressed in thousands of United States dollars)

	Three Months Ended
	March 31,

	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$98,121	$64,360
Adjustments to reconcile net income to cash provided by operating activities:
Net realized losses on sales of investments	5,236	2,457
Amortization of premiums net of accrual of discounts on fixed maturities	5,221	11,305
Deferred income taxes	6	350
Warrant compensation expense	—	783
Restricted stock unit expense	407	129
Debt issuance expense	49	187
Cash settlements on interest rate swaps	6,356	—
Mark to market on interest rate swaps	(5,917)	—
Changes in assets and liabilities:
Insurance balances receivable	(92,278)	(133,102)
Prepaid reinsurance	6,002	12,318
Reinsurance recoverable	52,297	(22,740)
Accrued investment income	10,001	3,827
Deferred acquisition costs	(13,232)	(30,039)
Income tax assets	(2,531)	907
Other assets	5,888	(12,767)
Reserve for losses and loss expenses	15,597	163,872
Unearned premiums	112,559	101,086
Unearned ceding commissions	(1,637)	9,316
Reinsurance balances payable	(7,234)	(4,710)
Accounts payable and accrued liabilities	(8,677)	3,282

Net cash provided by operating activities	186,234	170,821

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of fixed maturity investments	(2,086,409)	(764,926)
Purchases of other invested assets	(117,055)	(108,949)
Sales of fixed maturity investments	1,887,952	692,117
Sales of other invested assets	158,871	—
Change in restricted cash	(13,373)	(5,347)

Net cash used in investing activities	(170,014)	(187,105)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long term debt	—	500,000
Debt issuance costs paid	—	(1,021)

Net cash provided by financing activities	—	498,979

NET INCREASE IN CASH AND CASH EQUIVALENTS	16,220	482,695
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	172,379	190,738

CASH AND CASH EQUIVALENTS, END OF PERIOD	$188,599	$673,433

Supplemental disclosure of cash flow information:
— Cash paid for income taxes	$—	$—
— Cash paid for interest expense	6,395	—
— Change in balance receivable on sale of investments	2,409	(32,840)
— Change in balance payable on purchase of investments	—	40,531

See accompanying notes to the unaudited condensed consolidated financial statements.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the Three Months Ended March 31, 2006 and 2005
(Expressed in thousands of United States dollars)

1.	GENERAL
       Allied World Assurance Company Holdings, Ltd (“Holdings”) (formerly known as Allied World Assurance Holdings, Ltd) was incorporated in Bermuda on November 13, 2001. Holdings, through its wholly-owned subsidiaries (collectively the “Company”), provides property and casualty insurance and reinsurance on a worldwide basis.

2.	BASIS OF PREPARATION AND CONSOLIDATION
       These consolidated financial statements include the accounts of Holdings and its subsidiaries and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and with Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, these unaudited condensed consolidated financial statements reflect all adjustments considered necessary for a fair presentation of financial position and results of operations as at the end of and for the periods presented. The results of operations for any interim period are not necessarily indicative of the results for a full year.
       The preparation of financial statements in conformity with U.S GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant estimates reflected in the Company’s financial statements include, but are not limited to:

•	The premium estimates for certain reinsurance agreements,

•	Recoverability of deferred acquisition costs,

•	The reserve for outstanding losses and loss expenses,

•	Valuation of ceded reinsurance recoverables, and

•	Determination of other-than-temporary impairment of investments.
       Intercompany accounts and transactions have been eliminated on consolidation, and all entities meeting consolidation requirements have been included in the consolidation.
       These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the three years ended December 31, 2005, as filed with the United States Securities Exchange Commission on March 17, 2006 in the Company’s registration statement on Form S-1.

3.	NEW ACCOUNTING PRONOUNCEMENTS
       In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“FAS”) No. 123(R) “Share Based Payment” (“FAS 123(R)”). This statement requires that compensation costs related to share-based payment transactions be recognized in the financial statements. The amount of compensation costs will be measured based on the grant-date fair value of the awards issued and will be recognized over the period that an employee provides services in exchange for the award or the requisite service or vesting period.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the Three Months Ended March 31, 2006 and 2005
(Expressed in thousands of United States dollars)

3.	NEW ACCOUNTING PRONOUNCEMENTS — (Continued)
FAS 123(R) is effective for the first interim or annual reporting period beginning after June 15, 2005 and may not be applied retroactively to prior years’ financial statements.
       The Company has adopted FAS 123(R) using the prospective method for the fiscal year beginning January 1, 2006. The Company has recorded compensation expense related to the equity-based plans using book value per share which approximated the fair value of the awards as at March 31, 2006. As such, the adoption of FAS 123(R) did not have a material impact on the consolidated financial statements. Compensation expense for warrants granted to employees is recorded over the warrant vesting period and continue to be based on the difference between the exercise price of the warrants, and the current book value per share of the Company. The compensation expense for the restricted stock units (“RSUs”) is based on the book value per share of the Company and is recognized over the four-year vesting period. The book value per share underlying the compensation expense for the restricted stock units approximates their fair value.
       In February 2006, the FASB issued FAS No. 155 “Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140” (“FAS 155”). This statement amends FASB Statement No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”), and FASB Statement No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“FAS 140”). This statement resolves issues addressed in FAS 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.”
       The significant points of FAS 155 are that this statement:

•	Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation,

•	Clarifies which interest-only strips and principal-only strips are not subject to the requirements of FAS 133,

•	Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation,

•	Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and

•	Amends FAS 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.
       FAS 155 is effective for all instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. As the Company does not intend to invest in or issue such hybrid instruments, adoption of FAS 155 is not expected to have any material impact on the Company’s results of operations or financial condition.
       In March 2006 the FASB issued FAS No. 156 “Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140” (“FAS 156”). This statement requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. FAS 156 should be adopted as of the beginning of the first fiscal year that begins after September 15, 2006. The Company does not enter into contracts to service financial assets under which the estimated future revenues from contractually specified servicing fees, late charges, and other ancillary revenues are expected to adequately compensate the Company for performing the

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the Three Months Ended March 31, 2006 and 2005
(Expressed in thousands of United States dollars, except share and per share amounts)

3.	NEW ACCOUNTING PRONOUNCEMENTS — (Continued)
servicing. As such, adoption of FAS 156 is not expected to have any material impact on the Company’s results of operations or financial condition.

4.	EMPLOYEE BENEFIT PLANS
a) Employee Warrant Plan
       The Company has implemented the Allied World Assurance Holdings, Ltd 2001 Employee Warrant Plan (the “Plan”), under which up to 2,000,000 common shares of Holdings may be issued. These warrants are exercisable in certain limited conditions, expire after 10 years and generally vest over four years from the date of grant. During the period from November 13, 2001 to December 31, 2002 the exercise price of the warrants issued was $34.20 per share. The exercise price of warrants issued subsequent to December 31, 2002 were based on the per share book value of the Company. In accordance with the Plan, the exercise prices of the warrants issued prior to the declaration of a special cash dividend in March 2005 were reduced by the per share value of the dividend declared.

Three Months Ended
March 31, 2006

Outstanding at beginning of period	1,036,322
Granted	146,995
Forfeited	(333)

Outstanding at end of period	1,182,984

Weighted average exercise price per warrant	$27.40
       As of March 31, 2006, 710,467 warrants were vested.
       The Plan provides certain key employees with additional incentive to continue their efforts on behalf of the Company and assists the Company in attracting people of experience and ability. Warrants are granted to selected employees subject to certain terms and conditions.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the Three Months Ended March 31, 2006 and 2005
(Expressed in thousands of United States dollars, except share and per share amounts)

4.	EMPLOYEE BENEFIT PLANS — (Continued)
       The following table summarizes the exercise prices for outstanding employee warrants as of March 31, 2006.

		Weighted Average
	Warrants	Remaining	Warrants
Exercise Price	Outstanding	Contractual Life	Exercisable

$23.61	98,498	6.76 years	79,878
$24.27	438,334	5.73 years	435,248
$26.94	23,167	7.22 years	16,078
$28.08	14,167	7.41 years	9,190
$28.32	235,661	9.76 years	14,224
$28.98	1,667	9.34 years	276
$29.52	116,829	7.74 years	65,882
$30.99	12,333	8.31 years	5,216
$31.47	57,501	8.16 years	26,445
$31.77	21,834	8.26 years	9,522
$32.70	141,326	8.76 years	43,753
$32.85	4,333	8.88 years	1,212
$35.01	17,334	9.18 years	3,543

	1,182,984		710,467

       Employees who have been granted warrants currently have the right to require the Company, at a certain point in time after the warrants vest, to purchase or redeem them at “Book Value”, if the common shares of the Company are not trading on any internationally recognized public stock exchange. As used here, “Book Value” means an amount which equals the consolidated net asset value of the Company as reflected on its balance sheet as of a specified quarter end, multiplied by a fraction, the numerator of which is the number of warrants, and the denominator of which is the number of issued and outstanding common shares on a fully diluted basis. The book value per share underlying the compensation expense for the restricted stock units approximates their fair value.
       Compensation costs of nil and $783 relating to the warrants have been included in general and administrative expenses in the Company’s consolidated statement of operations for the three months ended March 31, 2006 and 2005, respectively.
       As of March 31, 2006, the Company has recorded in accounts payable and accrued liabilities on the consolidated balance sheet, an amount of $6,185 in respect of all employee warrants.
b) Stock Incentive Plan
       On February 19, 2004, the Company implemented the Allied World Assurance Holdings, Ltd 2004 Stock Incentive Plan (the “Stock Incentive Plan”), which provides for grants of restricted stock, restricted stock units (“RSUs”), dividend equivalent rights and other equity-based awards. A total of 1,000,000 common shares may be issued under the Stock Incentive Plan. To date, only RSUs have

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the Three Months Ended March 31, 2006 and 2005
(Expressed in thousands of United States dollars, except share and per share amounts)

4.	EMPLOYEE BENEFIT PLANS — (Continued)
been awarded. These RSUs vest in the fourth year from the original grant date, except for RSUs granted after September 30, 2005, which vest pro-rata over four years from the date of grant.

Three Months Ended
March 31, 2006

Outstanding RSUs at beginning of period	127,163
RSUs granted	86,284
RSUs forfeited	—

Outstanding RSUs at end of period	213,447

       The compensation expense for the RSUs is based on the book value of the Company and is recognized over the four year vesting period. Compensation costs of $407 and $129 relating to the issuance of the RSUs have been recognized in the Company’s financial statements for the three months ended March 31, 2006 and 2005, respectively.

5.	EARNINGS PER SHARE
       The following table sets forth the comparison of basic and diluted earnings per share:

	Three Months Ended
	March 31,

	2006	2005

Basic earnings per share
Net income	$98,121	$64,360
Weighted average common shares outstanding	50,162,842	50,162,842

Basic earnings per share	$1.96	$1.28

Diluted earnings per share
Net income	$98,121	$64,360
Weighted average common shares outstanding	50,162,842	50,162,842
Share equivalents:
Warrants	109,267	166,141
Restricted stock units	213,447	126,330

Weighted average common shares and common share equivalents outstanding — diluted	50,485,556	50,455,313

Diluted earnings per share	$1.94	$1.28

       Certain warrants that were anti-dilutive have been excluded from the calculation of the diluted earnings per share. For the three months ended March 31, 2006 and 2005, 5,871,500 warrants and 5,500,000 warrants, respectively, have been excluded.

6.	RELATED PARTY TRANSACTIONS
       Since November 21, 2001, the Company has entered into agreements with various subsidiaries of American International Group, Inc. (“AIG”), a shareholder of the Company. Until December 31, 2005, the Company was provided with administrative services under certain of these agreements for

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the Three Months Ended March 31, 2006 and 2005
(Expressed in thousands of United States dollars)

6.	RELATED PARTY TRANSACTIONS — (Continued)
a fee based on the gross premiums written by the Company. Effective January 1, 2006, these administrative service agreements with AIG subsidiaries provided for a more limited range of services on either a cost-plus or flat fee basis depending on the agreement. Expenses of $890 and $7,390 were incurred for services under these agreements for the three months ended March 31, 2006 and 2005, respectively. The services no longer included within the administrative services agreements are provided internally through additional Company staff and infrastructure.

7.	LEGAL PROCEEDINGS
       On April 4, 2006, a complaint was filed in U.S District Court for the Northern District of Georgia (Atlanta Division) by a group of several corporations and certain of their related entities in an action entitled New Cingular Wireless Headquarters, LLC et al, as plaintiffs, against certain defendants, including Marsh & McLennan Companies, Inc., Marsh Inc. and Aon Corporation, in their capacities as insurance brokers, and 78 insurers, including the Company’s insurance subsidiary in Bermuda, Allied World Assurance Company, Ltd (“AWAC”).
       The action generally relates to broker defendants’ placement of insurance contracts for plaintiffs with the 78 insurer defendants. Plaintiffs maintain that the defendants used a variety of illegal schemes and practices designed to, among other things, allocate customers, rig bids for insurance products and raise the prices of insurance products paid by the plaintiffs. In addition, plaintiffs allege that the broker defendants steered policyholders’ business to preferred insurer defendants. Plaintiffs claim that as a result of these practices, policyholders either paid more for insurance products or received less beneficial terms than the competitive market would have charged. The eight counts in the complaint allege, among other things, (i) unreasonable restraints of trade and conspiracy in violation of the Sherman Act, (ii) violations of the Racketeer Influenced and Corrupt Organizations Act, or RICO, (iii) that broker defendants breached their fiduciary duties to plaintiffs, (iv) that insurer defendants participated in and induced this alleged breach of fiduciary duty, (v) unjust enrichment, (vi) common law fraud by broker defendants and (vii) statutory and consumer fraud under the laws of certain U.S. states. Plaintiffs seek equitable and legal remedies, including injunctive relief, unquantified consequential and punitive damages, and treble damages under the Sherman Act and RICO. The court has issued an order extending AWAC’s (and all defendants’) time to respond to the complaint until June 23, 2006. The Company plans to vigorously defend the action. Because this matter is in an early stage, the Company cannot estimate the possible range of loss, if any.
       In addition to the aforementioned legal proceedings, the Company may become involved in various claims and legal proceedings that arise in the normal course of business. As of March 31, 2006, the Company was not a party to any other material litigation or arbitration that is likely to have a material adverse effect on the Company’s results of operations.

8.	SEGMENT INFORMATION
       The determination of reportable segments is based on how senior management monitors the Company’s underwriting operations. The Company measures the results of its underwriting operations under three major business categories, namely property insurance, casualty insurance and reinsurance. All product lines fall within these classifications.
       The property segment includes the insurance of physical property and energy-related risks. These risks generally relate to tangible assets and are considered “short-tail” in that the time from a

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the Three Months Ended March 31, 2006 and 2005
(Expressed in thousands of United States dollars)
8.     SEGMENT INFORMATION — (Continued)
claim being advised to the date when the claim is settled is relatively short. The casualty segment includes the insurance of general liability risks, professional liability risks and healthcare risks. Such risks are “long-tail” in nature since the emergence and settlement of a claim can take place many years after the policy period has expired. The reinsurance segment of the Company’s business includes any reinsurance of other companies in the insurance and reinsurance industries. The Company writes reinsurance on both a treaty and facultative basis.
       Responsibility and accountability for the results of underwriting operations are assigned by major line of business on a worldwide basis. Because the Company does not manage its assets by segment, investment income, interest expense and total assets are not allocated to individual reportable segments.
       Management measures results for each segment on the basis of the “loss and loss expense ratio”, “acquisition cost ratio”, “general and administrative expense ratio” and the “combined ratio”. The “loss and loss expense ratio” is derived by dividing net losses and loss expenses by net premiums earned. The “acquisition cost ratio” is derived by dividing acquisition costs by net premiums earned. The “general and administrative expense ratio” is derived by dividing general and administrative expenses by net premiums earned. The “combined ratio” is the sum of the loss and loss expense ratio, the acquisition cost ratio and the general and administrative expense ratio.
       The following table provides a summary of the segment results for the three months ended March 31, 2006 and 2005.

Three Months Ended
March 31, 2006	Property	Casualty	Reinsurance	Total

Net premiums written	$67,197	$114,194	$246,112	$427,503
Net premiums earned	49,102	131,982	127,859	308,943
Net losses and loss expenses	(33,319)	(97,603)	(75,038)	(205,960)
Acquisition costs	1,481	(9,319)	(28,634)	(36,472)
General and administrative expenses	(5,115)	(9,862)	(5,345)	(20,322)

Underwriting income	12,149	15,198	18,842	46,189
Net investment income	—	—	—	62,001
Net realized investment losses	—	—	—	(5,236)
Interest expense	—	—	—	(6,451)
Exchange loss	—	—	—	(545)

Income before income taxes	—	—	—	$95,958

Loss and loss expense ratio	67.9%	73.9%	58.7%	66.7%
Acquisition cost ratio	(3.0)%	7.1%	22.4%	11.8%
General and administrative expense ratio	10.4%	7.5%	4.2%	6.6%

Combined ratio	75.3%	88.5%	85.3%	85.1%

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the Three Months Ended March 31, 2006 and 2005
(Expressed in thousands of United States dollars)
8.     SEGMENT INFORMATION — (Continued)

Three Months Ended
March 31, 2005	Property	Casualty	Reinsurance	Total

Net premiums written	$56,527	$124,704	$257,423	$438,654
Net premiums earned	74,671	151,383	98,052	324,106
Net losses and loss expenses	(50,361)	(110,920)	(77,121)	(238,402)
Acquisition costs	(5,364)	(9,145)	(21,941)	(36,450)
General and administrative expenses	(4,312)	(8,643)	(7,954)	(20,909)

Underwriting income (loss)	14,634	22,675	(8,964)	28,345
Net investment income	—	—	—	40,325
Net realized investment losses	—	—	—	(2,457)
Interest expense	—	—	—	(50)
Exchange loss	—	—	—	(135)

Income before income taxes	—	—	—	$66,028

Loss and loss expense ratio	67.4%	73.3%	78.6%	73.6%
Acquisition cost ratio	7.2%	6.0%	22.4%	11.2%
General and administrative expense ratio	5.8%	5.7%	8.1%	6.5%

Combined ratio	80.4%	85.0%	109.1%	91.3%

       The following table shows an analysis of the Company’s net premiums written by geographic location of the Company’s subsidiaries for the three months ended March 31, 2006 and 2005. All inter-company premiums have been eliminated.

	Three Months
	Ended March 31,

	2006	2005

Bermuda	$356,390	$346,645
United States	22,051	38,056
Europe	49,062	53,953

Total net premiums written	$427,503	$438,654

9.	SUBSEQUENT EVENTS
       In connection with the Company’s initial public offering, a 1-for-3 reverse stock split of the Company’s common shares will be consummated prior to the completion of the offering. All share and per share amounts related to common shares, warrants and RSUs included in these consolidated financial statements and footnotes have been restated to reflect the reverse stock split. The reverse stock split has been retroactively applied to the Company’s consolidated financial statements.
       On June 9, 2006, Allied World Assurance Holdings, Ltd changed its name to Allied World Assurance Company Holdings, Ltd.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Allied World Assurance Company Holdings, Ltd
(formerly Allied World Assurance Holdings, Ltd)
We have audited the consolidated financial statements of Allied World Assurance Company Holdings, Ltd (formerly Allied World Assurance Holdings, Ltd) (the “Company”) as of December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, and have issued our report thereon dated March 2, 2006 (July 7, 2006 as to Note 15) (included elsewhere in this Registration Statement). Our audits also included the financial statement schedules listed in Item 16(b) of this Registration Statement. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.
/s/ Deloitte & Touche
Hamilton, Bermuda
March 2, 2006 (July 7, 2006 as to Note 6)

Schedule II
ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
CONDENSED BALANCE SHEETS
as of December 31, 2005 and 2004
(Expressed in thousands of United States dollars, except share and per share amounts)

	2005	2004

ASSETS:
Cash and cash equivalents	$459	$30
Investments in subsidiaries	1,951,455	2,107,772
Interest rate swaps at fair value	6,900	—
Balances due from subsidiaries	25	2,019
Other assets	2,563	—

Total assets	$1,961,402	$2,109,821

LIABILITIES:
Accounts payable and accrued liabilities	$698	$93
Reserve for stock compensation	7,457	4,378
Balances due to affiliates	5,000	—
Balances due to subsidiaries	2,473	—
Long term debt	500,000	—

Total liabilities	515,628	4,471

SHAREHOLDERS’ EQUITY:
Common stock, par value $0.03 per share, issued and outstanding 2005 and 2004: 50,162,842 shares	1,505	1,505
Additional paid-in capital	1,488,860	1,488,860
(Accumulated deficit) retained earnings	(44,591)	614,985

Total shareholders’ equity	1,445,774	2,105,350

Total liabilities and shareholders’ equity	$1,961,402	$2,109,821

See accompanying notes to the condensed financial statements

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
CONDENSED STATEMENTS OF OPERATIONS
for the Years Ended December 31, 2005, 2004, and 2003
(Expressed in thousands of United States dollars)

	2005	2004	2003

REVENUES:
Net investment income	$114	$—	$—
Net realized gain on interest rate swaps	4,789	—	—
Dividend income	17,332	20,000	70,000

	22,235	20,000	70,000

EXPENSES:
General and administrative expenses	10,079	4,390	1,968
Interest expense	15,615	—	—

	25,694	4,390	1,968

(Loss) income before equity in undistributed earnings of consolidated subsidiaries	(3,459)	15,610	68,032
Equity in undistributed earnings of consolidated subsidiaries	(156,317)	181,563	220,329

NET (LOSS) INCOME	$(159,776)	$197,173	$288,361

See accompanying notes to the condensed financial statements.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
CONDENSED STATEMENTS OF CASH FLOWS
for the Years Ended December 31, 2005, 2004, and 2003
(Expressed in thousands of United States dollars)

	2005	2004	2003

CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(159,776)	$197,173	$288,361
Adjustments to reconcile net (loss) income to cash provided by operating activities:
Equity in earnings of consolidated subsidiaries	156,317	(181,563)	(220,329)
Mark to market on interest rate swaps	(6,900)	—	—
Changes in assets and liabilities:
Balance due from subsidiaries	1,994	1,717	187
Other assets	(2,563)	20	(20)
Accounts payable and accrued liabilities	605	93	—
Reserve for stock compensation	3,079	2,561	1,817
Balances due to affiliates	5,000	—	—
Balances due to subsidiaries	2,473	—	—

Net cash provided by operating activities	229	20,001	70,016

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of subsidiaries, net of cash acquired	—	(20,000)	(70,000)

Net cash used in investing activities	—	(20,000)	(70,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividends paid	(499,800)	—	—
Proceeds from loan payable	500,000	—	—

Net cash provided by financing activities	200	—	—

NET INCREASE IN CASH AND CASH EQUIVALENTS	429	1	16
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	30	29	13

CASH AND CASH EQUIVALENTS, END OF PERIOD	$459	$30	$29

See accompanying notes to the condensed financial statements.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
NOTES TO CONDENSED FINANCIAL STATEMENTS
for the Years Ended December 31, 2005, 2004 and 2003
(Expressed in thousands of United States dollars, except share and per share amounts)

1.	GENERAL
       Allied World Assurance Company Holdings, Ltd (“Holdings”) (formerly known as Allied World Assurance Holdings, Ltd) was incorporated in Bermuda on November 13, 2001. Holdings, through its wholly owned subsidiaries (collectively the “Company”), provides property and casualty insurance and reinsurance on a worldwide basis.

2.	SIGNIFICANT ACCOUNTING POLICIES
       These condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
       The accompanying condensed financial statements have been prepared using the equity method to account for the investments in subsidiaries. Under the equity method, the investments in consolidated subsidiaries is stated at cost plus the equity in undistributed earnings of consolidated subsidiaries since the date of acquisition. These condensed financial statements should be read in conjunction with the Company’s consolidated financial statements.

3.	LONG TERM DEBT
       On March 30, 2005, the Company entered into a seven-year term loan with a syndicate of commercial banks. The total borrowing under this facility was $500,000 at a floating rate of the appropriate LIBOR rate as periodically agreed to by the Company and the lenders, plus an applicable margin based on the Company’s financial strength rating from A. M. Best Company, Inc. The current margin is 60 basis points.
       The terms of the loan allows for prepayments, and requires repayment of the principal in three installments as follows:

March 30, 2010	$100,000
March 30, 2011	100,000
March 30, 2012	300,000

$500,000

4.	SHAREHOLDERS’ EQUITY
a) Authorized Shares
       The authorized share capital of Holdings as of December 31, 2005 and 2004 was $10,000. The issued shared capital consisted of the following:

	Shares
	Issued and	Share
December 31, 2005 and 2004	Fully Paid	Capital

Common shares, par value $0.03 each	50,162,842	$1,505

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
NOTES TO CONDENSED FINANCIAL STATEMENTS
for the Years Ended December 31, 2005, 2004 and 2003
(Expressed in thousands of United States dollars, except share and per share amounts)

4.	SHAREHOLDERS’ EQUITY — (Continued)
b) Share Warrants
       In conjunction with the private placement offering at the formation of the Company, the Company granted warrant agreements to certain founding shareholders to acquire up to 5,500,000 common shares at an exercise price of $34.20 per share. These warrants are exercisable in certain limited conditions, including a public offering of common shares, and expire November 21, 2011. Any cash dividends paid to shareholders do not impact the exercise price of $34.20 per share for these founder warrants. There are various restrictions on the ability of shareholders to dispose of their shares.
c) Dividends
       In March 2005 Holdings declared a cash dividend to common shareholders totaling $499,800. All dividends have been paid to shareholders of record.

5.	DIVIDENDS FROM SUBSIDIARIES
       As Holdings does not keep significant funds on hand, it may find it necessary to receive dividends from subsidiaries to make significant payments. Dividends received from subsidiaries during the reported years are as follows:

	2005	2004	2003

Dividends received	$17,332	$20,000	$70,000
6.     SUBSEQUENT EVENTS
       In connection with the Company’s initial public offering, a 1-for-3 reverse stock split of Holding’s common shares will be consummated prior to the completion of the offering. All share and per share amounts related to common shares and warrants included in these condensed financial statements and footnotes have been restated to reflect the reverse stock split. The reverse stock split has been retroactively applied to these condensed financial statements.
       On June 9, 2006, Allied World Assurance Holdings, Ltd changed its name to Allied World Assurance Company Holdings, Ltd.

Schedule III
ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
SUPPLEMENTARY INSURANCE INFORMATION
(Expressed in thousands of United States dollars)
Year Ended December 31, 2005

		Reserve for					Amortization of
	Deferred	Losses		Net	Net	Losses and	Deferred	Other	Net
	Acquisition	and Loss	Unearned	Premiums	Investment	Loss	Acquisition	Operating	Premiums
	Costs	Expenses	Premiums	Earned	Income	Expenses	Costs	Expenses	Written

Property	$16,683	$1,060,634	$176,752	$226,828	$—	$410,265	$5,685	$20,261	$170,781
Casualty	26,169	1,547,403	334,522	581,330	—	430,993	33,544	44,273	557,622
Reinsurance	51,705	797,316	228,817	463,353	—	503,342	104,198	29,736	493,548
Corporate	—	—	—	—	178,560	—	—	—	—

Total	$94,557	$3,405,353	$740,091	$1,271,511	$178,560	$1,344,600	$143,427	$94,270	$1,221,951

Year Ended December 31, 2004

		Reserve for					Amortization of
	Deferred	Losses		Net	Net	Losses and	Deferred	Other	Net
	Acquisition	and Loss	Unearned	Premiums	Investment	Loss	Acquisition	Operating	Premiums
	Costs	Expenses	Premiums	Earned	Income	Expenses	Costs	Expenses	Written

Property	$28,606	$589,284	$239,249	$333,172	$—	$320,510	$30,425	$25,503	$308,627
Casualty	27,846	1,093,152	355,819	636,262	—	436,098	59,507	39,759	669,965
Reinsurance	46,533	354,688	200,270	356,023	—	256,746	80,942	21,076	394,068
Corporate	—	—	—	—	128,985	—	—	—	—

Total	$102,985	$2,037,124	$795,338	$1,325,457	$128,985	$1,013,354	$170,874	$86,338	$1,372,660

Year Ended December 31, 2003

		Reserve for					Amortization of
	Deferred	Losses		Net	Net	Losses and	Deferred	Other	Net
	Acquisition	and Loss	Unearned	Premiums	Investment	Loss	Acquisition	Operating	Premiums
	Costs	Expenses	Premiums	Earned	Income	Expenses	Costs	Expenses	Written

Property	$33,267	$292,230	$256,616	$356,279	$—	$183,059	$39,207	$20,881	$383,348
Casualty	34,479	613,824	313,721	536,122	—	431,887	57,335	31,847	622,797
Reinsurance	41,254	152,599	155,116	274,805	—	147,121	66,033	13,821	340,381
Corporate	—	—	—	—	100,972	—	—	—	—

Total	$109,000	$1,058,653	$725,453	$1,167,206	$100,972	$762,067	$162,575	$66,549	$1,346,526

Schedule IV
ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
SUPPLEMENTARY REINSURANCE INFORMATION
(Expressed in thousands of United States dollars)

	(a)	(b)	(c)	(d)	Percentage of
		Ceded to	Assumed From	Net	Amount Assumed
		Other	Other	Amount	to Net
	Gross	Companies	Companies	(a) - (b) + (c)	(c)/(d)

Year ended December 31, 2005	$1,045,954	$338,375	$514,372	$1,221,951	42%
Year ended December 31, 2004	$1,300,077	$335,332	$407,915	$1,372,660	30%
Year ended December 31, 2003	$1,233,283	$227,137	$340,380	$1,346,526	25%

GLOSSARY OF SELECTED INSURANCE AND OTHER TERMS

Admitted insurer	An insurer that is licensed or authorized to write insurance in a particular jurisdiction.

A.M. Best	A.M. Best Company, a rating agency.

Attachment point	The loss point of which an insurance or reinsurance policy becomes operative and below which any losses are retained by either the insured or other insurers or reinsurers, as the case may be.

Broker	An intermediary who negotiates contracts of insurance or reinsurance on behalf of an insured party, receiving a commission from the insured, insurer and/or reinsurer for placement and other services rendered.

Capacity	The maximum percentage of surplus, or the dollar amount of exposure, that an insurer or reinsurer is willing or able to place at risk. Capacity may apply to a single risk, a program, a line of business or an entire book of business. Capacity may be constrained by legal restrictions, corporate restrictions or indirect restrictions.

Case reserves	Loss reserves, established with respect to specific, individual reported claims.

Casualty insurance or reinsurance	Insurance or reinsurance which is primarily concerned with the losses caused by injuries to third persons (i.e., not the insured) or to property owned by third persons and the legal liability imposed on the insured resulting therefrom. It includes, but is not limited to, employers’ liability, workers’ compensation, public liability, automobile liability and personal liability. It excludes certain types of losses that by law or custom are considered as being exclusively within the scope of other types of insurance or reinsurance, such as fire or marine.

Catastrophe	A severe loss, typically involving multiple claimants. Common perils include earthquakes, hurricanes, tsunamis, hailstorms, severe winter weather, floods, fires, tornadoes, explosions and other natural or man-made disasters. Catastrophe losses may also arise from acts of war, acts of terrorism and political instability.

Catastrophe cover or coverage	See “Catastrophe reinsurance.”

Catastrophe loss	Losses incurred and loss adjustment expenses from catastrophes.

Catastrophe reinsurance	A form of excess-of-loss reinsurance that, subject to a specified limit, indemnifies the ceding company for the amount of loss in excess of a specified retention with respect to an accumulation of losses resulting from a catastrophic event. The actual reinsurance document is called a “catastrophe cover.” These reinsurance contracts are typically designed to cover property insurance losses but can be written to cover other types of insurance losses such as from workers’ compensation policies.

Cede, cedent, ceding company	When an insurer transfers some or all of its risk to a reinsurer, it “cedes” business and is referred to as the “ceding company” or “cedent.”

Claim	Request by an insured or reinsured for indemnification by an insurance company or a reinsurance company for losses incurred from an insured peril or event.

Credit ratings	The opinions of rating agencies regarding an entity’s ability to repay its indebtedness.

The purpose of Moody’s credit ratings is to provide investors with a simple system of gradation by which relative creditworthiness of securities may be noted. Moody’s long-term obligation ratings currently range from “Aaa” (highest quality) to “C” (lowest rated). Moody’s long-term obligation ratings grade debt according to its investment quality. Moody’s considers “Aa2” and “A3” rated long-term obligations to be upper-medium grade obligations and subject to low risk. Moody’s short-term credit ratings range from “P-1” (superior) to “NP” (not prime).

S&P’s credit ratings range from “AAA” (highest rating) to “D” (payment default). S&P publications indicate that an “A+” rated issue is somewhat more susceptible to the adverse effects of changes in circumstances and economic condition than obligations in higher rated categories; however, the obligor’s capacity to meet its financial commitment to the obligation is still strong. S&P short-term ratings range from “A-1” (highest category) to “D” (payment default). Within the A-1 category some obligations are designated with a plus sign (+) indicating that the obligor’s capacity to meet its financial commitment on the obligation is extremely strong.

Deductible	The amount of loss that an insured retains. Also referred to as “retention”.

Direct insurance	Insurance sold by an insurer that contracts with the insured, as distinguished from reinsurance.

Directors and officers liability	Insurance that covers liability for corporate directors and officers for wrongful acts, subject to applicable exclusions, terms and conditions of the policy.

Earned premiums or premiums earned	That portion of premiums written that applies to the expired portion of the policy term. Earned premiums are recognized as revenues under both statutory accounting practice and U.S. GAAP.

Excess insurance	Insurance to cover losses in one or more layers above a certain amount with losses below that amount usually covered by the insured’s primary policy and its self-insured retention.

Excess-of-loss reinsurance	Reinsurance that indemnifies the insured against all or a specified portion of losses over a specified amount or “retention.”

Exclusions	Provisions in an insurance or reinsurance policy excluding certain risks or otherwise limiting the scope of coverage.

Exposure	The possibility of loss. A unit of measure of the amount of risk a company assumes.

Facultative reinsurance	The reinsurance of all or a portion of the insurance provided by a single policy. Each policy reinsured is separately negotiated.

Financial strength ratings	The opinions of rating agencies regarding the financial ability of an insurance or reinsurance company to meet its obligations under its policies.

A.M. Best’s financial strength ratings for insurance and reinsurance companies currently range from “A++” (Superior) to “F” (in liquidation). A.M. Best’s ratings reflect its opinion of an insurance company’s financial strength, operating performance and ability to meet its obligations to policyholders. A.M. Best considers “A” and “A-” rated companies to have an excellent ability to meet their ongoing obligations to policyholders and “B++” companies to have a good ability to meet their ongoing obligations to policyholders.

Frequency	The number of claims occurring during a specified period of time.

Fronting	The use of an insurer to issue paper (i.e., an insurance policy) on behalf of a self-insured organization or captive insurer without the intention that such insurer will bear any of the risk; the risk of loss is transferred back to the self-insured or captive insurer with an indemnity or reinsurance agreement. Fronting arrangements allow captives and self-insurers to comply with financial responsibility laws imposed by many states that require evidence of coverage written by an admitted insurer, and must also be used in business contracts with other organizations, such as leases and construction contracts, where evidence of coverage through an admitted insurer is also required.

Gross premiums written	Total premiums for insurance written and assumed reinsurance written during a given period.

Incurred but not reported (“IBNR”) reserves	Reserves for estimated loss expenses that have been incurred but not yet reported to the insurer or reinsurer.

In-force	Policies and contracts reflected on our applicable records that have not expired or been terminated as of a given date.

Liability insurance	Same as “casualty insurance.”

Limits	The maximum amount that an insurer or reinsurer will insure or reinsure for a specified risk or portfolio of risks. The term also refers to the maximum amount of benefit payable for a given claim or occurrence.

Loss	An occurrence that is the basis for submission or payment of a claim. Losses may be covered, limited or excluded from coverage, depending on the terms of the insurance policy or other insurance or reinsurance contracts.

Loss adjustment expense	The expense involved in an insurance or reinsurance company settling a loss, excluding the actual value of the loss.

Losses incurred	The total losses and loss adjustment expenses paid, plus the change in loss and loss adjustment expense reserves, including IBNR, sustained by an insurance or reinsurance company under its insurance policies or other insurance or reinsurance contracts.

Losses reported	Claims or potential claims that have been identified to an insurer by an insured or to a reinsurer by a ceding company.

Loss expenses	The expenses involved in an insurance or reinsurance company settling a loss, including the actual value of the loss.

Loss reserves	Liabilities established by insurers and reinsurers to reflect the estimated cost of claims incurred that the insurer or reinsurer will ultimately be required to pay. Reserves are established for losses and for loss expenses, and consist of case reserves and IBNR reserves. As the term is used in this prospectus, “loss reserves” is meant to include reserves for both losses and for loss expenses.

Maximum foreseeable loss	An estimate of the worst loss that is likely to occur due to a single event.

Monoline	Insurance that applies to one kind of coverage.

Moody’s	Moody’s, Inc., a rating agency.

National Association of Insurance Commissioners (“NAIC”)	An organization of the U.S. insurance commissioners or directors of all 50 states and the District of Columbia organized to promote consistency of regulatory practice and statutory accounting standards.

Net premiums earned	The portion of net premiums written during or prior to a given period that was recognized as income during such period.

Net premiums written	Gross premiums written less premiums ceded to reinsurers.

Per occurrence limitations	The maximum amount recoverable under an insurance or reinsurance policy as a result of any one event, regardless of the number of claims.

Premiums	The amount charged during the term on policies and contracts issued, renewed or reinsured by an insurance company or reinsurance company.

Primary insurance	Insurance that pays compensation for a loss ahead of any excess insurance coverages the policyholder may have.

Probable maximum loss	An estimate of the largest probable loss on any given insurance policy or coverage.

Professional liability	Insurance that provides liability coverage for attorneys, doctors, accountants and other professionals who offer services to the general public and claim expertise in a particular area greater than the ordinary layperson.

Property insurance	Insurance that provides coverage for property loss, damage or loss of use.

Proportional treaties	Reinsurance treaties that assume a proportional share of the risks and premiums taken on by the ceding company.

Quota share reinsurance	A form of reinsurance in which the ceding insurer cedes an agreed-on percentage of every risk it insures that falls within a class or classes of business subject to a reinsurance treaty.

Rates	Amounts charged per unit of insurance or reinsurance.

Reinstatement premium	The premium paid by a ceding company for the right and, typically, obligation to reinstate the portion of coverage exhausted by prior claims. Reinstatement provisions typically limit the amount of aggregate coverage for all claims during the contract period and often require additional premium payments.

Reinsurance	The practice whereby one insurer, called the reinsurer, in consideration of a premium paid to that reinsurer, agrees to indemnify another insurer, called the ceding company, for part or all of the liability of the ceding company under one or more policies or contracts of insurance that it has issued.

Reinsurance agreement	A contract specifying the terms of a reinsurance transaction.

Reported losses	Claims or potential claims that have been identified to an insurer by an insured or to a reinsurer by a ceding company.

Retention	The amount of exposure a policyholder retains on any one risk or group of risks. The term may apply to an insurance policy, where the policyholder is an individual, family or business, or a reinsurance policy, where the policyholder is an insurance company. See “Deductible.”

Retrocessional coverage	A transaction whereby a reinsurer cedes to another reinsurer, the retrocessionaire, all or part of the reinsurance that the first reinsurer has assumed. Retrocessional reinsurance does not legally discharge the ceding reinsurer from its liability with respect to its obligations to the reinsured. Reinsurance companies cede risks to retrocessionaires for reasons similar to those that cause insurers to purchase reinsurance: to reduce net liability on individual risks, to protect against catastrophic losses, to stabilize financial ratios and to obtain additional underwriting capacity.

Risk-based capital	A measure adopted by the NAIC and enacted by U.S. states for determining the minimum statutory capital and surplus requirements of insurers. Several different regulatory and company actions apply when an insurer’s capital and surplus falls below certain multiples of these minimums.

Run-off	Liability of an insurance or reinsurance company for future claims that it expects to pay and for which a loss reserve has been established.

Self-insured	That portion of the risk retained by an insured for its own account.

Specialty lines	A term used in the insurance industry to describe types of insurance or classes of business that require specialized expertise to underwrite. Insurance for these classes of business is not widely available and is typically purchased from the specialty lines divisions of larger insurance companies or from small specialty lines insurers.

Standard & Poor’s (“S&P”)	Standard & Poor’s Ratings Services, a rating agency.

Statutory accounting practices or principles	The practices and procedures prescribed or permitted by state insurance regulatory authorities in the United States for recording transactions and preparing financial statements.

Statutory surplus or surplus	As determined under U.S. statutory accounting principles, the amount remaining after all liabilities, including loss reserves, are subtracted from all admitted assets. Admitted assets are assets of an insurer prescribed or permitted by an insurance regulator to be recognized on the statutory balance sheet. Statutory surplus is also referred to as “surplus” or “surplus as regards policyholders” for statutory accounting purposes.

Surplus lines	A risk or a part of a risk for which there is no insurance market available among licensed (or “admitted”) insurers; or insurance written by non-admitted insurance companies to cover such risks.

Treaty reinsurance	The reinsurance of a specified type or category of risks defined in a reinsurance agreement (a “treaty”) between an insurer or other reinsured and a reinsurer. Typically, in treaty reinsurance, the primary insurer or reinsured is obligated to offer and the reinsurer is obligated to accept a specified portion of all of that type or category of risks originally written by the insurer or reinsured.

Underwriter	An employee of an insurance or reinsurance company who examines, accepts or rejects risks and classifies accepted risks in order to charge an appropriate premium for each accepted risk. The underwriter is expected to select business that will produce an average risk of loss no greater than that anticipated for the class of business.

Underwriting	The insurer’s or reinsurer’s process of reviewing applications for insurance coverage, and the decision whether to accept all or part of the coverage and determination of the applicable premiums; also refers to the acceptance of that coverage.

Underwriting income	The pre-tax profit or loss experienced by an insurance company that is calculated by deducting net losses and loss expenses, net acquisition costs and general and administration expenses from net premiums earned. This profit or loss calculation includes reinsurance assumed and ceded but excludes investment income. This amount is not calculated under U.S. GAAP.

Unearned premium	The portion of premiums written that is allocable to the unexpired portion of the policy term.

U.S. GAAP	Generally accepted accounting principles in the United States.

U.S. person	For U.S. federal income tax purposes, (1) a citizen or resident of the United States, (2) a corporation, partnership or other entity created or organized in the United States or under the laws of the United States or of any of its political subdivisions, (3) an estate the income of which is subject to U.S. federal income tax without regard to its source or (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

Workers’ compensation	A system (established under state and federal laws) under which employers provide insurance for benefit payments to their employees for work-related injuries, deaths and diseases, regardless of fault.

Working layer	Primary insurance that absorbs the losses immediately above the insured’s retention layer. A working layer insurer will pay up to a certain dollar amount of losses over the insured’s retention, at which point a higher layer excess insurer will be liable for additional losses. The coverage terms of a working layer typically assume an element of loss frequency.

Written premium	The premium entered on an insurer’s books for a policy issued during a given period of time, whether coverage is provided only during that period of time or also during subsequent periods.

      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

      Through and including August 5, 2006 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

8,800,000 Shares
Allied World Assurance
Company Holdings, Ltd
Common Shares

Goldman, Sachs & Co.
Citigroup
JPMorgan
Thomas Weisel Partners LLC
Banc of America Securities LLC
Credit Suisse
Fox-Pitt, Kelton
Lehman Brothers
Wachovia Securities
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